EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

06064681

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2006 Commission File Number: 000-28296

GOLDBELT RESOURCES LTD.
(Name of Registrant)

Sterling Tower
372 Bay Street, Suite 1201
Toronto, Ontario
Canada M5H 2W9
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _X_

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDBELT RESOURCES LTD.

Date: December 21 , 2006

By: ______________________
Name: Hemdat Sawh
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Prefeasibility Report for the Belahouro Gold Mine Project Burkina Faso September 18, 2006

Exhibit 99.1

PREFEASIBILITY REPORT

FOR THE

BELAHOURO GOLD MINE PROJECT

BURKINA FASO

FOR

GOLDBELT RESOURCES LTD

Prepared By


GBM
Consultants Engineers Contractors


REGISTERED
UKAS
003

BS EN ISO 9001:2000
FS80050

PROJECT NUMBER: 0248

18TH SEPTEMBER 2006

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF APPENDICES

SECTION 1 - EXECUTIVE SUMMARY

1.1 Property Description

The project property is located within the Northern Region of the Republic of Burkina Faso, 220 km north north-east of Ouagadougou, close to the international boundary with Mali. The nearest town is Djibo which is 60 km to the Southwest (see Figure 1.1 : Location Plan of the Belahouro Permit Area).

The property covers an area of 2,946 km^2 of gently undulating land and has been subject to mineral exploration and artisinal workings for many years.

1.2 Exploration and Property History

The Belahouro Permit, licence no. 98-127, has an area of 1,600 km^2 and was granted to BHP Minerals International Exploration Inc on 4th October 1994. The first renewal was granted on the 3rd October 1998, the second renewal, with a subsequent reduction in area to 1,187 km^2, was granted on 3rd October 2001 and a third renewal, for a period of 1.5 years, was granted on 3rd October 2004. The Exploration Permit expired on 3rd April 2006, however, Goldbelt submitted an application in December 2005 for an Exploitation Permit for the Inata Project and an additional twelve Exploration Permits for the remaining Belahouro License Area. These permits and licenses were granted covering an area of 2,474 km^2. Goldbelt has two existing exploration permits (Oka Gakinde and Guesselnay) adjacent to Belahouro which add a further 496 km^2 to the Belahouro project area. The exploitation permit for the Inata Project is currently under review by the Burkinabe Government.

Table 1.1 : Permit Co-ordinates for the Belahouro Project & Surrounding Datum WGS 84 Zone 30 North

Description	*Point*	*Easting*	*Northing*
FETE KOLE	A	707646.6550	1594841.6430
	B	724736.7830	1594841.6430
	C	724736.7830	1580212.4640
	D	707646.6550	1580212.4650
DAMBA	A	665850.0238	1598297.9508
	B	677252.2780	1598297.9508
	C	677252.2780	1594141.6097
	D	678770.2599	1594141.6097
	E	678770.2599	1580212.4639
	F	663536.0723	1580212.4639

Description	Point	Easting	Northing
	G	663536.0723	1590001.2778
	H	665850.0238	1590001.2778
KOURFADIE	A	677252.2780	1606984.1772
	B	696719.8726	1606984.1772
	C	696719.8726	1594141.6097
	D	677252.2780	1594141.6097
NASSOUMBOU	A	656959.6992	1606984.1772
	B	677252.2780	1606984.1772
	C	677252.2780	1598297.9508
	D	665850.0238	1598297.9508
	E	665850.0238	1590001.2778
	F	656959.6992	1590001.2778
FILIO	A	678770.2599	1594141.6097
	B	696719.8726	1594141.6097
	C	696719.8726	1580212.4639
	D	678770.2599	1580212.4639
SE	A	649873.7554	1590001.2780
	B	663536.0723	1590001.2780
	C	663536.0723	1571702.7710
	D	649873.7554	1571702.7710
SERINIE	A	724720.7500	1583213.9200
	B	739087.6700	1583213.9200
	C	739087.6700	1588069.4000
	D	744720.1500	1588069.4100
	E	744720.1500	1572080.9800
	F	724720.7500	1572080.9800
SOUMA	A	696719.8726	1606984.1772
	B	704145.7057	1606984.1772
	C	704145.7057	1594841.6428
	D	707646.6550	1594841.6428
	E	707646.6550	1580212.4639
	F	696719.8726	1580212.4639
TABASSI EST	A	704128.8400	1607055.2900
	B	724720.2400	1607055.3000
	C	724720.2400	1594913.8600
	D	704128.8400	1594913.8500
TAURANATA	A	682478.9600	1580213.9200

Description	*Point*	*Easting*	*Northing*
	B	708114.8300	1580213.9300
	C	708114.8300	1570464.9800
	D	682478.9600	1570464.9700
GUESSELNAY	A	724720.2400	1607488.3000
	B	734726.1900	1607488.3000
	C	734726.1800	1617857.7500
	D	744978.6300	1617857.7500
	E	744978.6400	1600569.3400
	F	724720.2400	1600569.3300
OKA-GAKINDE	A	701123.3500	1617843.7400
	B	724276.2300	1617843.7500
	C	724276.2400	1607487.8000
	D	724720.2400	1607487.8000
	E	724720.2400	1607055.3000
	F	701123.3500	1607055.3000

1.2.1 Location and Access

The Belahouro Permit lies close to the Mali-Burkina Faso border in the Northernmost part of Burkina Faso. The central part of the permit lies approximately 220 km NNE of the capital, Ouagadougou and the nearest large city is Dijbo, 60 km to the South-West.

Access is by gravel road from Ouagadougou to Kongoussi and Djibo (200 km) or by bitumen road from Ouagadougou to Ouahigouya (180 km) then to Djibo by 110 km of gravel road. The Belahouro camp site can be accessed by driving east from Djibo along the Dori Road for approximately 60 km, then north along a gravel road for 18 km to the village of Belahouro.

Crossing the permit is possible along village tracks or through open country as most areas are open grassland or low shrub. Access to large drainages is difficult due to dense vegetation and deep drainage erosion.

Figure 1.1 : Location Plan of the Belahouro Permit Area

BURKINA FASO
AFRICA
MALI
NIGER
GHANA
TOGO
BENIN
CÔTE D'IVOIRE
Figure 1

1.3 Geology and Mineralization

1.3.1 Regional Geology

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower greenschist metamorphism and is comprised of intermediate to mafic volcano-sedimentary successions and syn to post-kinematic granite and gabbro intrusions. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralizing events.

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralization, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralization is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are invariably strongly structurally controlled, with the dominance of structural control increasing proportionally with metamorphic grade.

Figure 1.2 : Birimian Greenstone Facies

1.3.2 Project Geology

The principal gold mineralization within the Belahouro Project is confined to the Inata and the Fete Kole and Souma trends. The three Inata deposits (North, Central and South) are located over a strike length of 4 km. The deposits appear to be related to the same mineralizing event and are associated with shearing. The Inata Central and Inata South deposits occur on the same mineralized zone, separated by intermittent low grades and cross-faults. Inata North lies some 300 meters west of the Inata Central-South trend. The shear zone encompassing the Inata deposits strikes north-northeast and dips steeply to the west-southwest. Minfo deposit lies 2 km to the southwest of the Inata trend and the mineralization strike to the northwest. The Sayouba deposit lies 350 meters to the east of the Inata trend and appears to be in an en echelon shear zone. Gold occurs as free grains and sulphides associated with quartz veins or silicified rocks.

The Damba-Inata volcano-sedimentary province lies within the western third of the tenure. The Belahouro-Sona Basin occupies the central third, whilst the Fete Kole volcanic province is located in the eastern third.

The Damba-Inata volcano-sedimentary province is dominated by metasediments (epiclastics) with lesser basaltic to andesitic volcanics. The province contains multiple granitoid intrusions. The regional foliation trend is north-east.

Figure 1.3 : Location and Geology Plan


Damba-Inata Volcano-sedimentary province
Belahouro-Sona Basin
Feto Kole Volcanic province
Damba North
Kourfadle West
Damba
INATA PROSPECT
SOUMA
SOUMA PROSPECT
KOUTOUGOU
Unnamed Workings
Tienkene
Darga
Gassel Garafo
FETO KOLE PROSPECT
SONA
BOURO
BELAHOURO
Momba
Dumsa
Botare
Minfo
Filio
16km
12km
BELAHOURO GOLD PROJECT
Location and Geology Plan
Figure 2
LEGEND
Dolerite Dyke
Post-tectonic granitoid
Syn-tectonic granitoid
Rhyodacitic lava
Andesite, dacite
Gabbroic intrusion
Turbiditic sediment
Epiclastic sediment
Basaltic to andesite lava
Mafic to ultramafic rock
Pre-tectonic granitoid
Shear zone
Thrust contact
Lithologic contour
Artisanal workings
Main Gold Mineralisation
Belahouro Project Area
MALI
NIGER
BURKINA FASO
OUAGADOUGOU
GHANA
AFRICA

The Belahouro-Sona basin is dominated by metasediments, generally turbiditic, with minor intermediate volcaniclastics. The southern part is traversed by an east-west shear zone. South of this zone, lithotypes are andesites, shales and chert.

The Fete Kole volcanic province is a complex of rhyodacitic, dacitic, andesitic and basaltic volcanics with associated pyroclastics and epiclastics. Within the volcanics, both pre-tectonic and syn to post tectonic granitoids occur. The last major intrusive phase is a differentiated gabbro complex. The gabbro has intruded mainly into the volcanic package. Associated ultramafic units also occur within the gabbro and volcanic package.

1.4 Metallurgical Testing

Metallurgical test work conducted to date has shown that the oxide ore exhibits mild "preg-robbing" behaviour but this can be countered by the use of carbon in leach (CIL) to give gold recoveries of +95%. The use of CIL in tests on certain samples of transition and fresh ore has given very slightly poorer recoveries in the range of 93-95%. However, there were other samples of transition and fresh ores where the use of CIL was not sufficient to overcome the "preg-robbing" effect and kerosene pre-treatment had to be employed. With one sample of transition ore, the use of kerosene pre-conditioning ahead of CIL compared to the results by CIL alone increased recovery from 77 to 87% and with a sample of fresh ore, the recovery was raised from 61.5 to 77.2%. Test work has shown that the use of oxygen rather than air can accelerate the leach kinetics significantly allowing leach time and hence tank sizes to be reduced. The final series of test work is in progress; in this work, in which oxygen addition will be added in all tests, the effect on recovery of varying kerosene dosage is being investigated.

Gravity concentration has also been investigated on a number of samples, with recoveries ranging from <10% to almost 90% being obtained. The average recovery was 32% and, as such, gravity concentration should be included in the flow sheet.

Thus, the process to be adopted will feature grinding to 80% passing 75 µm in a milling circuit which will include a Knelson or Falcon Concentrator. The milled product will then be treated by CIL. The gravity concentrate may be further up-graded to a smeltable product on a Gemini Table or be subjected to intensive cyanidation in a Gekko or Acacia unit.

It is reported, that the material, which due to its shale content requires kerosene pre-conditioning, is readily detected visually thus it can be stockpiled for treatment at the end of the Project.

Filtration and settling tests have also been performed to allow sizing of dewatering equipment like filters and thickeners.

1.5 Mineral Resources

Resource estimates for the Belahouro Gold Project (Inata, Minfo and Sayouba) have been generated by RSG Global on the basis of analytical results available up to March 2006. The resource models were derived via geological modelling of the individual mineralized zones. Estimation involved the application of Multiple Indicator Kriging (MIK) for the Inata and Minfo deposits and the Ordinary Kriging (OK) for the Sayouba deposit. Technique selection was based on the quantity and spacing of available data, and both the interpreted controls on and styles of mineralization under review.

RSG Global also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both standards and field duplicate data generally lie within accepted industry limits for mesothermal vein gold deposits.

The summarized Resource Statement in the tables below have been determined as at March 2006 and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000. Furthermore, the resource classification is also consistent with the Australasian Code for the Reporting of Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

Table 1.2 : Summary Resource Statement Inata, (March 2006)

Resource Category	*Tonnes*	*Average Gold Grade (g/t Au)*	*Contained Gold (oz)*
Measured	2,480,000	2.6	203,000
Indicated	12,544,000	1.8	718,000
Inferred	3,567,000	1.4	165,000

Table 1.3 : Summary Resource Statement Minfo, (March 2006)

Resource Category	*Tonnes*	*Average Gold Grade (g/t Au)*	*Contained Gold (oz)*
Indicated	622,000	1.3	27,000
Inferred	347,000	1.2	14,000

Table 1.4 : Summary Resource Statement Sayouba (March 2006)

Resource Category	*Tonnes*	*Average Gold Grade (g/t Au)*	*Contained Gold (oz)*
Inferred	144,000	2.4	11,000

1.6 Mining Operations

The Belahouro Gold Project mine will be selectively mined from a conventional open pit by owner operated mining fleet.

Drilling and blasting will be performed on 5 meter high benches, with blasted material excavated by backhoe excavators in two discrete flitches, each nominally of 2.5 meters height.

The use of RC drilling, assays every 2.5 meters sample and interpretation of the results by mine geologists will be the primary methods of grade control envisaged for the Project. Further investigations may be undertaken later to optimise sample length and drill pattern to ensure appropriate statistical methodologies can be utilized to minimize dilution and maximize ore extraction.

A notional drilling pattern of 10 meter x 5 meter was adopted for the study, with 115% of the expected ore zones assumed to be grade control drilled, to ensure sufficient overlap into adjacent low grade or waste areas to prevent ore is being missed. All RC holes are assumed to be drilled at a 60° angle.

The mining of over 9.2 million tonnes of ore is scheduled over a 6.1 year period to supply, on average, 110,000 ozs of metal for the first four years, peaking of 121,000 ozs in Year 1. Material movement peaks at 16.8 million tonnes from Years 2 to 3 and reduces thereafter for the remainder of the mine life. Approximately 0.8 million tonnes of medium and low grade ore will be rehandled in Year 7 to supplement ore from the open pits. A total of 633,000 ozs will be presented to the mill over the life of the mine

The inferred mineral resource amounts to approximately 4.5% of total ore mined.

Pre-strip requirements have been minimized and a staged approach has been adopted for mine development. Mine production is based on one primary 180 tonne excavator plus one 105 tonne excavator and a fleet of 95 tonne off-highway trucks supported by a standard ancillary mining fleet. Overall project life at an annual processing rate of 1.5 million tonnes per annum (Mtpa) will be almost 6.1 years.

Overall mining capital for the project is estimated at $15million and average mining costs are $1.16/tonne of material moved. This equates to an overall mining cost of $133/insitu oz.

A summary of key results is shown in Table 1.5 : Summary of Key Results

Table 1.5 : Summary of Key Results

Result Description	*Units*	*Tonnes*	*Ore (g/t)*	*kozs*
Proven	Mt	2.3	2.58	192
Probable	Mt	6.9	2.00	441
TOTAL	Mt	9.2	2.15	633
Inferred mineral resource	Mt	0.4	1.54	21
Strip Ratio	Mt Waste/Mt Ore	7.2 : 1		
Average Mining Cost	$/t Mined	1.16		
Mining Cost per Ounce	$/Oz	136		

1.6.1 Pit Optimization & Sensitivity

A summary of the principal pit optimization results, based on the total resource and the undiscounted and discounted average cashflows is shown in Table 1.6 : Summaries of Pit Optimizations.

Table 1.6 : Summaries of Pit Optimizations

Scenario	*Results*						*Percent Variation*					
	M tonnes	*Graded Au (g/t)*	*Cont. Au (koz)*	*Strip Ratio*	*Undiscd Cashflow*	*Discount Cashflow*	*M tonnes*	*Graded Au (g/t)*	*Cont. Au (koz)*	*Strip Ratio*	*Undiscd Cashflow*	*Discount Cashflow*
Base Case - $550/oz	9.1	2.11	616	6.1	149	118						
20% Increase in Mining Costs	8.4	2.16	585.3	5.7	138	111	93%	102%	95%	93%	92%	94%
10% Decrease in Mining Costs	9.4	2.11	639.2	6.2	160	126	104%	100%	104%	101%	107%	106%
10% Increase in Processing Costs	8.8	2.16	612.9	6.1	142	113	97%	103%	99%	100%	95%	96%
10% Decrease in Processing Costs	9.5	2.09	637.9	6	163	128	104%	99%	104%	98%	109%	109%
$500/oz gold price	8.6	2.16	600.6	5.9	123	98	95%	102%	98%	97%	82%	83%
$625/oz gold price	10.4	2.05	687.1	6.5	202	155	115%	97%	112%	106%	135%	131%
97% process recovery	9.3	2.12	635.9	6.1	162	128	103%	100%	103%	100%	109%	108%
90% process recovery	9.1	2.15	626	6.2	138	109	100%	102%	102%	102%	93%	92%
Best case slopes - 1.5 Mtpa	9.4	2.11	640	5.9	156	123	104%	100%	104%	96%	104%	104%
Worst case slopes - 1.5 Mtpa	9.1	2.11	616	6.1	149	118	100%	100%	100%	100%	100%	100%
Including inferred mineral resource	9.7	2.09	650.1	6	155	122	107%	99%	106%	98%	104%	103%

The project resource is relatively robust to changes in key optimization parameters. Overall tonnage varies by up to 15% with metal production varying by 12%. Cashflow is particularly sensitive to reductions in oxide process recovery and changes to the gold price.

The project is not overly sensitive to mining or processing costs. The variation in pit tonnage, ounce production and cashflow is either similar or less than the variation in the costs.

The project is not particularly sensitive to small changes in gold price, with in-pit tonnage and ounce production varying to a similar degree to the change in gold price. However, the open pit value changes by over 30% with a 14% change in gold price.

The project cash flow is relatively sensitive to reductions in the processing recovery for oxide ore. However, in-pit tonnage and ounce production reduce slightly. Transitional and Fresh ore provide only 17% of total ore and hence changes to recovery have little impact.

Changing overall wall slopes or including inferred material does not significantly change in-pit tonnage, ounce production and cash flow.

The following shell was used for detailed mine design:

- Shell 29 was used for the design process in an effort to maximize resource utilisation whilst minimize mining costs and maximising net cashflow

The overall results for Inata are summarized in Table 1.7 : Optimization Results for the Inata Deposit. Detailed sensitivities are included in the Appendices

Table 1.7 : Optimization Results for the Inata Deposit

Scenario	*Mt*	*Ore Grade Au (g/t)*	*Contained Au (ozs)*	*Strip Ratio*	*Undiscounted Cashflow $Million*
Shell 29	9.40	2.11	637,670	6.1	153,147
Shell 36	10.63	2.05	700,404	6.7	155,206

1.6.2 Mine Design

Mine design parameters are based on those proposed by George, Orr and Associates. They are based on the geotechnical work completed to date and are summarized in Table 1.8: Mine Design Parameters

Table 1.8: Mine Design Parameters

Rock Weathering and Depth	*Berm Width*	*Batter Angle*	*Vertical Distance between Berms*	*Road Width and Grade*
High and Moderately Weathered Rock (Surface to 220 mRl)	5m	55°	10m	20m @10%
Fresh Rock (below 220 mRl)	6.5m	60°	20m	20m @10% dual, 12m @10% single

In addition to these design parameters, the following approach has also been used:

- All ramps to be located in the footwall (i.e. eastern wall),
- Staged designs will be developed with the objective of obtaining additional geotechnical information as the mine progresses.
- Steeper batter slopes may be achievable with the additional information which will be obtained in future campaigns. Subsequent redesigns can incorporate these updates.

The designs are split into 5 different areas, that is:

- Inata North, Central and South,
- Sayouba
- Minfo

The bulk of the design work was completed on the Inata resources, with staged designs completed on the Northern area only.

Inata North – Stage 1. To facilitate a design for the Stage 1 Inata North, Shell 10 was used to focus on high grade low cost ore as shown in Figure 1.4 : Inata North Stage 1. This pit is approximately 100 meters deep and has a dual access ramp to the 265 mRl with a single access ramp to the 240 mRl. Goodbye cuts allow for another 10 meters of mining.

Figure 1.4 : Inata North Stage 1


682600 E
682800 E
683000 E
320

Inata North – Ultimate. The design illustrated in Figure 1.5 : Inata North Ultimate Design is developed below the fresh contact to a final depth of 180 mRl, with "goodbye cuts" mining to the 160 mRl. The open pit is split into two areas, with one ramp system accessing both pits. A central switchback at the 275 mRl will allow for ore to be mined from both the northern and southern sections. The ramp exits to the south east in an appropriate position for the ROM stockpile and waste dump.

Figure 1.5 : Inata North Ultimate Design


1589400 N
1589200 N
1589000 N
1588800 N
1588600 N
1588400 N
1588200 N
1588000 N
682500 E
683000 E

Inata Central – Ultimate. This design illustrated in Figure 1.6 : Inata Central Ultimate Design is developed to the top of fresh contact at a final depth of 210 mRl, with "goodbye cuts" mining to the 195 mRl. The open pit is split into two areas, with each area having its own ramp system to access each pit. This will assist with scheduling, allowing each area to be mined independently if required. The northern section has a ramp which exits to the north-eastern end of the design, whilst the southern ramp exits to the southeast.

Figure 1.6 : Inata Central Ultimate Design


1587600 N
1587400 N
1587200 N
1587000 N
1586800 N
1586600 N
1586400 N
1586200 N
682500 E
683000 E

Inata South. This design illustrated in Figure 1.7 : Inata South Ultimate Design is developed within the highly weathered material only to a final depth of 220 mRl, with "goodbye cuts" mining to the 210 mRl. The open pit is essentially one deep section with a smaller sub-pit to the north. There is one ramp system which exits to the north of the design to minimize ore and waste haulage distances.

Figure 1.7 : Inata South Ultimate Design


682400 E
682600 E
682800 E
1586000 N
1585800 N
1585600 N
1585400 N
298
296

Minfo and Sayouba – The designs illustrated in Figure 1.8 : Minfo Ultimate Design and Figure 1.9 : Sayouba Ultimate Design utilize the same design parameters as employed for the Inata pits. The parameters are to be validated during the feasibility study. The pit design uses a single pass ramp to access the ore to a depth of 60 meters below the surface to minimize strip ratio.

Figure 1.8 : Minfo Ultimate Design


1583450 N
1583400 N
1583350 N
1583300 N
1583250 N
1583200 N
1583150 N
1583100 N
1583050 N
681800 E
681900 E
682000 E
682100 E
316
312
310
308

The Sayouba design is based on an inferred mineral resource and cannot be considered a mineable reserve at this point.

Figure 1.9 : Sayouba Ultimate Design


683200 E
683300 E
683400 E
1589050 N
1589000 N
1588950 N
1588900 N
1588850 N
1588800 N
1588750 N
318

1.6.3 Pit and Waste Dump Design

The pit and waste dumps have been arranged as indicated inFigure 1.10 : Pit and Waste Dump Design, however this is subject to further work at the feasibility stage in terms of sterilization drilling and mine optimizations.

Figure 1.10 : Pit and Waste Dump Design

1.7 Mine Overhead

Mining will be carried out as an owner operated scenario. The costs of the mining have been developed from first principles using detailed mine designs and a life of mine schedule.

1.8 Mineral Processing Plant

The flow sheets have been developed from GBM MEC's knowledge of operations in Burkina Faso and cover the ROM tip area to the water conserving tailings plant. The plant have been designed to be largely self sufficient and accommodate the particular operating conditions within the country of Burkina Faso.

The plants have been designed to handle and treat 1.5 million tons per annum as requested by Goldbelt Resources.

The plant has been designed to operate for 24 hours per day, 7 days per week and will operate on a two 12 hour shift system with mining taking place over 24 hours. The plant availability will be 92%.

The Layout of the plant is shown in Figure 1.11 : Plant Arrangement and indicates the process plant, power plant, fuel farm and depot

Figure 1.11 : Plant Arrangement



1.9 Manpower

The manpower requirements have been estimated using the minimum of expatriate labour in strategic posts. Each expatriate will have a local subordinate who will in time take over the post.

The Mine operations staff complement will be as shown in Table 1.9 : Manpower Complement. Certain staff will be common to the plant operation.

Table 1.9 : Manpower Complement

Description	*Ex Pat*	*Nationals*	*Total*
Mine Management	5	3	8
Technical Services	3	10	13
Mine Maintenance	1	42	43
Mine & Plant Operations	15	109	124
Total Mine Complement	**24**	**164**	**188**

1.10 Environmental Considerations

A pre-feasibility level environmental study was carried out by SRK in April 1999 for the joint venture between BHP and Resolute Limited.

A comprehensive environmental base line study and an environmental and sociological impact assessment (ESIA) were carried out in December 2005 by Socrege SA of Burkina Faso. This study which involved public consultation, both at local and government level with an environmental study was carried out in support of Goldbelt's Inata exploitation licence application submitted in December 2005.

The EIA is a legislative requirement of the Burkinabe Government prior to the issuing of a mining permit.

1.11 Water Supply

The supply of water for the plant is critical and as such considerable effort has been made to ascertain robust solutions. Two solutions have been considered in depth in conjunction with water saving plant design in terms of tailings disposal.

- A barrage in the Mormossal area,
- A bore field some 40 km distant in the Ninga area.

Figure 1.12 : Mormossal Dam



Each solution has its own set of implications both environmentally and financially, which are discussed in the body of the report.

The use of a barrage to impound the rainfall of the area will benefit not only the mining operation but will provide the area with a sustainable water source: it will however inundate an area of grazing/arable land.

The bore field is an unproven water reserve, however, if proven will provide a robust water source for the mine and the areas along the pipeline route.

1.12 Capital and Operating Cost Estimates

The Cost Estimates have been prepared on the basis of installing new equipment and an ore throughput of 1.5Mtpa as requested by Goldbelt. Written quotations have been obtained for major items of equipment; otherwise, current prices from the GBM database have been included.

Table 1.10 : Capital Cost – Plant Only

Cost Area	*US$*
Mining	89,097
Processing	15,606,881
Services	15,953,401
Infrastructure	3,717,642
Owners Costs	2,672,620
EPCM (12%)	4,564,757
Subtotal	42,604,398
Contingency (8%)	3,408,352
PROJECT TOTAL	**46,012,750**

1.13 Markets and Contracts

The gold will be sold directly to the refiners with revenue raised at that point. There are no forward sales envisaged at this time and would only be undertaken as part of a financing package where forward sales of gold would be a lender requirement.

1.14 Financial Analysis

1.14.1 Assumptions

The financial analysis was performed using the assumptions given in Table 1.11 : Assumptions.

Table 1.11 : Assumptions

No.	*Assumption*	*Type*	*Description of Assumption*
1	Mining Schedule	Operation	Mining is carried out with an owner operated fleet to the schedule included in the study
2	Mining Costs	Operation	As per Orelogy mining schedule (Doc - 0022_GoldBelt_Inata_Main_V11_with_appendices_060814.doc)
3	Mining Start year	Operation	Mining to begin in Year 0 – i.e. allowance for pre-stripping (See working capital below)
4	Processing Capital Costs	Operation	As per GBM capital costs (Doc - Capital Costs EstimateT1-1.5 mtpa-Owner Construct Contingency .xls)
5	Process Operating Costs	Operation	As per GBM operating costs (Doc - GoldbeltOPCOSTS - 1.5 Mtpa (Oxide).xls)
6	Recovery	Operation	Overall recovery of 95% for Year 1 to Year 4
7	Recovery	Operation	Overall recovery of 93% for all years after Year 4
8	Gold Price	Financial	US$ 550 per Troy ounce (base case)

No.	Assumption	Type	Description of Assumption
9	EPCM period	Financial	12 Month design, procurement and construction to first production/revenue, cost is 12%
10	Capital Spend	Financial	100% of total Capex in Year 0 for processing.
			67%% of total Capex in Year 0 for mining with 33% spend in Year 1
11	Working Capital – Year 0	Financial	8.3% of Consumable costs for Year 1 production - Operating and Commissioning
			50% of Labour Year 1 production operating cost - Commissioning
			20.5% of Power Year 1 production operating cost - Commissioning
			20.0% of Infrastructure costs of Year 1 production - Operating and Commissioning
			4.0% of Mining costs of Year 1 production - Operating and Commissioning
12	Working Capital – Year 1	Financial	8.3% of Consumables Year 1 production operating cost - Before First Revenue
			8.3% of Labour Year 1 production operating cost - Before First Revenue
			8.3% of Power Year 1 production operating cost - Before First Revenue
			8.3% of Infrastructure Year 1 production operating cost - Before First Revenue
			1.0% of Mining of Year 1 production operating cost - Before First Revenue
13	Operating Costs – Year 8	Financial	Consumables - Ratio of Year 8 production to normal of 1.5 Mtpa
			Labour – 50% of normal 1.5 Mtpa production
			Power - Ratio of Year 8 production to normal of 1.5 Mtpa
			Infrastructure – 50% of normal 1.5 Mtpa production
14	End of Project Capital Costs	Financial	Allowance of $100,000 for plant closure costs.
			An allowance of $ 400,000 for likely Processing Plant rehabilitation costs,
			Resale value of 7.5% of the fixed equipment
			Resale value of 7.5% of the mobile mining equipment
15	Royalties	Financial	Royalty payments to the Burkina Faso Government of 3.0%
			Royalty payments to International Royalty Corporation of 2.5%
16	Discount Rate	Financial	Discount rate of 5.00%
17	Tax Free Holiday	Financial	No tax free periods have been included
18	Tax rate	Financial	Tax Rate of 25.00% : 35% reduced by 10% for mining enterprises (Burkina Faso Modified Mining Code 30.05.03)
19	Working Capital Take-out	Financial	Capitalised working capital take-out at end of project – this is subject to tax if capitalised and borrowed.
20	Depreciation Allowance	Financial	As per Goldbelt's Depreciation - calculated on an overall 35% declining balance

No allowance has been made for carried forward losses.

1.14.2 Financial Analysis Results

For the scenario of a 1.5 Mtpa CIL process plant, the annual gold production is estimated to provide a total of 597,317 recovered gold ounces over a 74 month life of mine, averaging 107,395 recovered gold ounces for the first four years, peaking at 115,248 recovered gold ounces in Year 1. The oxide ore is the main mill feed for the early part of the project life.

Cash operating costs, including pre-stripping, are estimated to average US$ 290/oz over the 6.1 year life of the project.

The total operating cost, plus royalty payments (Royalty payments to the Burkina Faso Government of 3.0% and Royalty payments to International Royalty Corporation of 2.5%) and pro-rata capital cost (depreciation not claimed) together average about US$ 326/oz over the 6.1year life.

Allowing for a 12 month design, procurement, construction to first production/revenue schedule, the after tax project payback at a US$550/oz gold price is 3.03 years (discounted at 5.00%) from the date of capital expenditure. The associated Internal Rate of Return (IRR) for the project is 28.00% and the Net Present Value (NPV) is US$43,994,187. For undiscounted cash flows, the payback is 2.64 years and the NPV is US$60,898,799. The results are presented both numerical and graphically on the following page.

Table 1.12 : Financial Analysis Calculation

CALCULATION OF NPV; PAYBACK TIME, IRR (CIL - 1.5 Million tpa)

CIL - 1.5 Million tpa

Ounces (troy) of Gold = 31.1034 Au g

Year (End of Year)		0	1	2	3	4	5	6	7
Project Life (Years)	7								Project Life End
Project Stage Description	Totals	EPCM	Production	Production	Production	Production	Production	Production	Production
Total Tonnes Ore MINED	9,165,000 tpa	70,000	1,413,000	1,503,000	1,587,000	1,433,000	1,458,000	1,338,000	363,000
Total Tonnes Waste MINED	66,007,000 tpa	(823,000)	14,000,000	10,750,000	10,727,000	5,361,000	4,684,000	6,758,000	-
Total Tonnes Ore TO MILL	9,165,000 tpa	-	1,483,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	182,000
Grade of Ore TO MILL per Annum	2.15 Au g/t	-	2.54	2.40	2.06	2.41	2.30	1.27	1.40
Ounces (troy) of Gold TO MILL per Annum	632,610 Au Ounces	-	121,314	115,705	99,100	116,070	110,884	61,340	8,197
Recovered Grade per Annum	2.03 Au g/t	-	2.42	2.28	1.96	2.29	2.14	1.18	1.30
Gold Recovery	%	-	95.00	95.00	95.00	95.00	93.00	93.00	93.00
Ounces (troy) of Gold RECOVERED per Annum	597,571 Au Ounces	-	115,248	109,920	94,145	110,267	103,122	57,046	7,621
Gold per Annum	18,580 kg/yr	-	3,584.6	3,418.9	2,928.2	3,429.7	3,207.4	1,774.3	237.1
Gold Price	$/Ounce (troy)	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550
Capital Expenditure									
Mining	Totals								
Mining Capital Cost (Fleet, Workshop, Misc)	$ (14,282,368.00)	$ (9,569,188.56)	$ (4,713,181.44)	$ -	$ -	$ -	$ -	$ -	$ -
Contingency (@ 5%)	$ (714,118.40)	$ (464,178.96)	$ (249,941.44)	$ -	$ -	$ -	$ -	$ -	$ -
Pre-Stripping	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mine Closure	$ (100,000.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (100,000.00)
Process									
Mining (Building/Utilities)	$ (89,087.00)	$ (89,087.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Processing	$ (15,606,881.35)	$ (15,606,881.35)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
[illegible]	$ (15,953,401.14)	$ (15,953,401.14)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Infrastructure	$ (3,717,841.55)	$ (3,717,841.55)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Owners Costs	$ (2,672,620.17)	$ (2,672,620.17)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
EPCM (@ 12%)	$ (4,564,758.85)	$ (4,564,758.85)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Contingency (@ 8%)	$ (3,408,351.85)	$ (3,408,351.85)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Rehabilitation Costs (Project End)	$ (400,000.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (400,000.00)
Plant Equipment Resale (7.5% CAPEX)	$ 3,195,329.86	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,195,329.86
Additional 7.5% on Mining Fleet	$ 1,071,177.60	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,071,177.60
Working Capital									
Consumables	$ (658,681.04)	$ (329,934.64)	$ (328,746.40)	$ -	$ -	$ -	$ -	$ -	$ -
Labour	$ (1,177,824.90)	$ (1,011,031.20)	$ (166,793.60)	$ -	$ -	$ -	$ -	$ -	$ -
Power	$ (1,288,419.65)	$ (917,104.28)	$ (371,315.38)	$ -	$ -	$ -	$ -	$ -	$ -
Infrastructure	$ (775,310.83)	$ (512,583.52)	$ (262,726.31)	$ -	$ -	$ -	$ -	$ -	$
Mining Costs	$ (915,250.00)	$ (732,200.00)	$ (183,050.00)	$ -	$ -	$ -	$ -	$ -	$ -
Total Capital Expenditure	$ (62,008,224.35)	$ (58,546,977.15)	$ (8,225,754.65)	$ -	$ -	$ -	$ -	$ -	$ 3,705,507.46
			$ 105,774,731.81						
Operating Expenditure									
	Totals								
Consumables	$ (25,415,265.80)	$ -	$ (3,830,865.30)	$ (3,960,850.00)	$ (3,950,800.00)	$ (3,900,800.00)	$ (3,950,800.00)	$ (3,950,800.00)	$ (1,880,400.00)
Labour	$ (12,884,758.05)	$ -	$ (1,612,165.86)	$ (2,009,542.40)	$ (2,009,542.40)	$ (2,009,542.40)	$ (2,009,542.40)	$ (2,009,542.40)	$ (1,004,791.20)
Power	$ (28,706,258.19)	$ -	$ (4,101,021.84)	$ (4,473,079.33)	$ (4,473,079.33)	$ (4,473,079.33)	$ (4,473,079.33)	$ (4,473,079.33)	$ (2,236,839.67)
Infrastructure	$ (16,445,794.21)	$ -	$ (2,749,472.40)	$ (2,562,067.60)	$ (2,562,067.60)	$ (2,562,067.60)	$ (2,562,067.60)	$ (2,562,067.60)	$ (1,281,483.80)
Mining Costs	$ (75,222,150.00)	$ -	$ (17,389,750.00)	$ (16,774,000.00)	$ (19,032,100.00)	$ (11,071,000.00)	$ (10,786,100.00)	$ (9,467,000.00)	$ (3,070,00)
Total Operating Expenditure	$ (168,084,826.60)	$ -	$ (29,013,275.40)	$ (29,781,009.34)	$ (32,639,008.34)	$ (24,678,009.34)	$ (23,293,009.34)	$ (22,474,009.34)	$ (8,500,504.67)
Operating Benefit									
	Totals								
Annual Product Income	$ 328,564,094.00	$ -	$ 63,388,566.00	$ 60,455,082.50	$ 51,779,750.00	$ 60,640,575.00	$ 56,717,160.00	$ 31,375,410.00	$ 4,192,705.50
Royalty @ 5.50% on Revenue	$ (18,070,475.17)	$ -	$ (3,486,201.08)	$ (3,325,078.44)	$ (2,847,986.25)	$ (3,335,181.63)	$ (3,119,444.13)	$ (1,725,647.55)	$ (230,602.10)
Total Benefit	$ 310,493,618.83	$ -	$ 59,900,364.93	$ 57,130,790.00	$ 48,931,863.75	$ 57,311,013.38	$ 53,597,731.87	$ 29,649,762.45	$ 3,962,103.40
Tax Calculation									
	Totals								
Before Tax Profit	$ 76,790,567.68	$ (58,546,977.15)	$ 24,381,273.61	$ 27,349,780.73	$ 16,292,854.41	$ 32,633,004.04	$ 30,304,712.53	$ 7,175,753.11	$ 1,227,186.19
Depreciation	$ 65,774,131.81	$ -	$ 24,381,273.61	$ 23,350,072.27	$ 6,322,165.00	$ 4,109,420.95	$ 2,671,127.10	$ 1,738,230.05	$ 3,224,427.85
Working Capital - End of Project Take out	$ 4,705,495.40	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,705,495.40
Taxable Income	$ 15,507,074.08	$ -	$ -	$ 3,999,708.46	$ 9,970,689.41	$ 28,523,583.09	$ 27,633,585.37	$ 5,437,523.06	$ -
Tax Rate	%	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00
Tax		$ -	$ -	$ (999,927.11)	$ (2,492,667.35)	$ (7,130,895.95)	$ (6,908,397.34)	$ (1,359,380.76)	$ -
Cash Flows		0	1	2	3	4	5	6	7
After Tax Profit		$ (58,546,977.15)	$ 24,381,273.61	$ 26,349,853.61	$ 13,800,187.06	$ 25,502,108.09	$ 23,396,315.19	$ 5,815,872.35	$ 1,227,186.19
Cumulative Cash Flow	(not discounted)	$ (58,546,977.15)	$ (35,167,703.34)	$ (8,837,849.73)	$ 4,962,337.34	$ 30,464,445.43	$ 53,860,760.62	$ 59,676,632.97	$ 60,904,799.16
					Non Discounted Payback Year 2.64				
Discount Rate	%	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Discounted After Tax Profit	(NPV @ 5%)	$ (58,546,977.15)	$ 23,201,213.15	$ 23,900,083.00	$ 11,921,170.15	$ 20,980,847.44	$ 18,331,625.19	$ 4,339,803.49	$ 886,570.66
Discounted Cumulative Cash Flow	(NPV @ 5%)	$ (58,546,977.15)	$ (35,341,764.00)	$ (12,441,670.82)	$ (520,549.57)	$ 20,454,097.87	$ 38,780,723.63	$ 43,125,616.52	$ 43,994,187.21
						Discounted Payback Year 3.03			
Project Life (Years)	7								
Project IRR	28.68%								
Project NPV	$43,994,187.21					19.39%	20.03%	27.81%	28.00%
Project Payback Year	3.03								
[illegible]									
Year		0	1	2	3	4	5	6	7

Figure 1.13 : Project Life Cashflow

PROJECT LIFE CASH FLOW
(CIL - 1.5 Million tpa)
Project Life in Years 7 Years
Project Payback Year 3.03 Years
Project IRR = 28.00%
Project NPV = $43,994,187.21
Cash Flow
Years
Cumulative Cash Flow (Not discounted)
Discounted Cumulative Cash Flow (NPV @ 5 %)
Project Payback Year
Project IRR
Project Life (Years)

1.14.3 Sensitivity Analysis

The project was subjected to a sensitivity analysis to establish how robust the project was to change in the following key variables:

- Gold Price Range : $525 - $575
- CAPEX Range: +10% -10%
- OPEX Range: +15% -10%

For the purposes of the exercise the other project variables remained constant. The results are presented below.

The table below demonstrates the sensitivity of the project items for fixed limits and the effect upon NPV, IRR and Payback.

The project financial model was rerun for each possible limit option (e.g. +10% CAPEX, -10% OPEX, US$500 Gold) each output was recorded.

Table 1.13 : Sensitivity Analysis

OPTION	Δ CAPEX	Δ OPEX	Δ GOLD	NPV	IRR	PAYBACK
1	0%	-10%	$525.00	$45,766,538	28.70%	2.96
2	0%	-10%	$550.00	$54,840,212	32.89%	2.59
3	0%	-10%	$575.00	$63,913,885	36.99%	2.30
4	0%	0%	$525.00	$34,272,242	23.21%	3.33
5	0%	0%	$550.00	$43,994,187	28.00%	3.03
6	0%	0%	$575.00	$53,067,861	32.22%	2.65
7	0%	15%	$525.00	$16,261,451	14.07%	4.02
8	0%	15%	$550.00	$26,572,252	19.49%	3.59
9	0%	15%	$575.00	$36,400,193	24.46%	3.25
10	10%	-10%	$525.00	$40,915,380	24.45%	3.23
11	10%	-10%	$550.00	$50,087,622	28.40%	2.96
12	10%	-10%	$575.00	$59,161,296	32.20%	2.64
13	10%	0%	$525.00	$28,782,565	19.02%	3.63
14	10%	0%	$550.00	$39,093,366	23.75%	3.28
15	10%	0%	$575.00	$48,315,272	27.76%	3.02
16	10%	15%	$525.00	$10,453,666	10.34%	4.44
17	10%	15%	$550.00	$20,764,467	15.37%	3.92
18	10%	15%	$575.00	$31,075,268	20.23%	3.53
19	-10%	-10%	$525.00	$50,510,797	33.72%	2.54

OPTION	Δ CAPEX	Δ OPEX	Δ GOLD	NPV	IRR	PAYBACK
20	-10%	-10%	$550.00	$59,584,471	38.27%	2.22
21	-10%	-10%	$575.00	$68,658,144	42.73%	1.97
22	-10%	0%	$525.00	$39,164,733	27.87%	3.05
23	-10%	0%	$550.00	$48,738,446	32.98%	2.61
24	-10%	0%	$575.00	$57,812,120	37.56%	2.26
25	-10%	15%	$525.00	$21,848,794	18.41%	3.67
26	-10%	15%	$550.00	$31,570,740	23.93%	3.30
27	-10%	15%	$575.00	$41,292,685	29.27%	2.98
28	-10%	-10%	$600.00	$77,731,818	47.10%	1.84
29	-10%	0%	$600.00	$66,885,793	42.05%	1.99
30	-10%	15%	$600.00	$50,616,757	34.18%	2.51
31	0%	-10%	$600.00	$72,987,559	41.00%	2.05
32	0%	0%	$600.00	$62,141,534	36.34%	2.34
33	0%	15%	$600.00	$45,872,498	29.08%	2.96
34	10%	-10%	$600.00	$68,234,970	35.91%	2.37
35	10%	0%	$600.00	$57,388,945	31.59%	2.70
36	10%	15%	$600.00	$41,119,909	24.82%	3.22

A Monte Carlo simulation was run for the project options using the same variable ranges as mentioned above. The Monte Carlo method uses randomly selected variables within the specified variable ranges detailed at the beginning of this section. For example in this case one simulation could be +3% CAPEX, -7% OPEX, US$543 Gold which satisfied the ranges for each variable. A total of 5,000 simulations were performed and the results are graphically presented

The following graphs demonstrate the Base Case CIL 1.5 Mtpa project's NPV, IRR and Payback sensitivity within the ranges detailed at the beginning of this section.

Figure 1.14 1.5 Mtpa CIL IRR and Project Payback Graph

CIL - 1.5 Million tpa IRR Simulation
IRR and Project Payback Graph

Sensitivity Analysis :

Gold Price Range : $525 - $575
CAPEX Range: +10% -10%
OPEX Range: +15% -10%

Discount Rate: 5.00%
No. Simulations: 5000

IRR % Basecase
Payback Year Basecase

IRR %
Project Life (Years)
Number of Units

Payback - CIL - 1.5 Million tpa
IRR % - CIL - 1.5 Million tpa

Figure 1.15 1.5Mtpa CIL NPV and Project Payback Graph

CIL - 1.5 Million tpa IRR Simulation
NPV and Project Payback Graph

Sensitivity Analysis :

Gold Price Range : $525 - $575
CAPEX Range: +10% -10%
OPEX Range: +15% -10%

Discount Rate: 5.00%
No. Simulations: 5000

NPV Basecase
Payback Year Basecase

NPV (Millions): $0, $25, $50, $75, $100, $125, $150, $175, $200, $225, $250, $275, $300
Number of Units: 0, 100, 200, 300, 400, 500, 600, 700, 800, 900, 1000, 1100, 1200, 1300, 1400, 1500
Project Life (Years): 0.0, 0.5, 1.0, 1.5, 2.0, 2.5, 3.0, 3.5, 4.0, 4.5, 5.0, 5.5, 6.0, 6.5, 7.0, 7.5, 8.0, 8.5, 9.0, 9.5, 10.0

Payback - CIL - 1.5 Million tpa
NPV - CIL - 1.5 Million tpa

NB Number of Units refer to number of simulations

The key points/outputs to note from the simulations are:

- Maximum Payback Period is 4.66 Years
- 90th Percentile Payback Period is 3.98 Years
- 10th Percentile Payback Period is 3.08 Years

- Minimum NPV is US$7,591,056
- 10th Percentile NPV is US$21,363,379
- 90th Percentile NPV is US$48,219,232

- Minimum IRR is 8.76%
- 10th Percentile IRR is 15.73%
- 90th Percentile IRR is 28.93%

The Financial Analysis for the base case Belahouro Gold Project, as modelled, gives:

- An initial Capital requirement of $ 65,774,732
- An average Operating Cost (over the life of the project, inclusive of royalties) of US$ 326 /Ounce of gold recovered
- An Internal Rate of Return (IRR) of 28.00%
- A Net Present Value of $43,994,187

The above results demonstrate a financially robust project which is recommended to proceed to the next stage of development

1.15 Conclusions and Recommendations

Current exploration has confirmed the significant potential of the Belahouro Project. Recent observations and current exploration models indicate that the known mineralization may represent the periphery of a larger mineralized system. Significant potential exists to identify open resources on the Souma trend. In addition, the Fete Kole trend represents a significant exploration target albeit that the geological controls on mineralization are complex and to date are not well understood. The mineralization controls on the Inata, Minfo and Sayouba deposits are generally well understood allowing effective targeting for future exploration programs, including logical step out drilling which has the potential to extend the known resources along strike and down dip of the current Inata North, Central and South deposits. Additionally there is considerable potential for the expansion of the Sayouba and Minfo deposits.

High quality data has been collected by Goldbelt in recent exploration phases. The analytical accuracy and precision of assaying is high and suitable for resource estimation. Sufficient bulk density data is currently available to allow high confidence density stratification and classification of measured resources

Infill drilling has confirmed the presence and continuity of analogous zones of mineralization at Inata. While significant short scale variability exists in the gold grades, the 25 meter or better spaced drill fences are considered appropriate to allow high confidence resource definition consistent with the Measured and Indicated Mineral Resource categories. The implication of the moderate short scale variability in mining and grade control is that an efficient grade control drilling program will be required to enable selective grade control practises. It is likely that a reasonably close spaced drilling pattern, for example an 8 meter x 5 meter pattern, will provide adequate ore demarcation.

RSG Global's approach in defining broader mineralization zones for estimation, based on a nominal 0.3g/t Au lower cut off grade and geology is considered appropriate for this style of vein hosted mesothermal gold deposit when open cut mining is considered. Opportunity exists to constrain higher grade shoots based on an elevated lower cut off grade at Inata North and, to a lesser extent, at Inata Central. In these areas, potential exists to target underground mining.

The interpretation of mineralization is consistent with the geological interpretation constructed on site and further refined by RSG Global. Refinement of the geological model is important as detailed scheduling may be dependant on geological features, i.e. hydroscopic clays and carbonaceous shales.

Based on the completed study, the Consultants recommend the following works be undertaken

- Sterilization drilling in and around the designed waste dumps, especially south of the Sayouba resource.
- Additional drilling both along strike to the fresh interface (i.e. oxide/transitional resources) and down dip below the fresh interface (i.e. fresh resources) will have the potential to increase resources and hence mine life.
- If not already available, a suite of multi element assays should be established. This can readily be achieved by assay of umpire assay pulps.
- Conduct additional geotechnical drilling for optimization of the open pit design parameters.
- Acquire additional hydrogeological data within the open pit area to support of the geotechnical studies.
- Further design and scheduling work is warranted to
  - determine the cost benefit of accessing lower grade ore at depth.
  - determine the potential to defer equipment capital expenditure.
- Further investigation should be carried out to establish the optimum water supply to the mine.
- Investigation into the use of refurbished used equipment to reduce capital and accelerate the project programme.

SECTION 2 - INTRODUCTION AND TERMS OF REFERENCE

This Prefeasibility study prepared and compiled by GBM ("the Consultants"), provides a summary of the findings of the Belahouro Gold Project technical analysis undertaken by RSG (Global), detailed mining study by Orelogy Pty Ltd in June/July 2006 and drilling data compiled up to March 2006. The Prefeasibility study provides Goldbelt Resources with the options available to them for further treatment of the resource.

This Prefeasibility study has been prepared generally in accordance with the requirements of National Instrument 43-101 (NI 43-101), Companion Policy 43-101CP and form 43-101FI of the Ontario Securities Commission (OSC) and Canadian Securities Administrators (CSA).

All monetary values in this document are expressed in United States of America Dollars (US$). The following Exchange Rates have been used:

- GBP 1 = $1.757
- Euro 1 = $1.2076
- ZAR 1 = $0.1464
- CFA 1 = $0.0018

Note: These exchange Rates are valid for April 206 which marked the completion of the capital estimate.

2.1 Principal Sources of Information

In addition to site visits made by the Consultants, extensive information for the report was provided by Goldbelt Management including previous reports and studies by independent operators and other consultants.

GBM have made all reasonable attempts to verify this information.

SECTION 3 - DISCLAIMER

This report was prepared for Goldbelt Resources Ltd by the Project Manager, GBM Mineral Engineering Consultants Limited (GBM). The Project Consultants, GBM, RSG Global Pty Ltd (RSG), Orelogy Pty Ltd and AMEC Earth and Environmental (AMEC), each provided reports specific to their areas of expertise. This document is meant to be read as a whole, and sections should not be read or relied upon out of context. This document contains the expression of the professional opinion of GBM, RSG, Orelogy and AMEC, based on:

- Information available at the time of preparation
- Data supplied by outside sources
- Conclusions of other technical specialists named in this report
- The assumptions, conditions and qualifications in this report

The quality of the information, conclusions and estimates contained herein is based on industry standards for engineering and evaluation of a mineral project and is consistent with the intended level of accuracy. RSG has prepared the material in Sections 7 to 15 and 17 of this report, AMEC has prepared the material in Sections 19.4, 19.5, 20.1 to 20.3 and 20.8 to 20.11 of this report, Orelogy has prepared the material in section 18 of this report, information in Section 6 of was provided by Goldbelt resources Ltd and the material in all remaining sections of this report has been prepared by GBM. None of the Project Consultants takes responsibility or accepts any liability for the Parts of this Prefeasibility Study that were prepared by the other Project Consultants. This report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that this prefeasibility study will be realised.

SECTION 4 - PROPERTY DESCRIPTION AND LOCATION

4.1 Background Information on Burkina Faso

Burkina Faso is landlocked and bordered by Benin (306 km border length), Cote d'Ivoire (584 km), Ghana (549 km), Mali (1,000 km), Niger (628 km) and Togo (126 km). Burkina Faso has a land area of 274,200 km^2, comprised of generally flat to dissected undulating plains and hills in the west and southeast. Natural resources include manganese, limestone, copper, nickel, bauxite marble, phosphates and salt. Burkina Faso's population is estimated at 13.9 million (2005) and is made up of several ethnic groups dominated by the Mossi (over 40%). French is the official national language. Burkina Faso gained its independence from France in 1960.

Burkina Faso is one of the poorest countries in the world, has few natural resources and a fragile soil. About 90% of the population is engaged in (mainly subsistence) agriculture, which is vulnerable to variations in rainfall. Cotton is the key crop. Industry remains dominated by government-controlled corporations. Following the African franc currency devaluation in January 1994 the government updated its development program in conjunction with international agencies, and exports and economic growth have increased. Maintenance of macroeconomic progress depends on continued low inflation, reduction in the trade deficit, and reforms designed to encourage private investment. The bitter internal crisis in neighbouring Cote d'Ivoire continues to restrict trade and industrial prospects and deepens the need for international assistance.

Many observers consider that the gold potential of Burkina Faso is significantly under-developed, however, the low level of investment in exploration and general lack of infrastructure have historically hampered development within the gold sector. Regardless of this, interest (albeit somewhat subdued) in the mining and exploration sector has continued by both major and junior companies.

4.2 Project Location

The Belahouro Project is located approximately 220 km north northeast of Ouagadougou, the capital of Burkina Faso, at a latitude of 11° 40' N and longitude of 13° 00' N, 2° 00' W (see Figure 4.1 : Location Plan of the Belahouro Project Area).

Figure 4.1 : Location Plan of the Belahouro Project Area


Belahouro
Niger
Mali
Benin
Ghana
Togo
Cote d'Ivoire

4.3 Land Area

The Belahouro Gold Project comprises twelve contiguous permits covering an aggregate area of 2,970 km^2, as shown in Figure 4.2 below and one exploitation permit (currently under application) of 26 km^2 providing a total land holding at Belahouro of 2,996 km^2.

The tenement areas are shown in Figure 4.2 : Tenement Schedule below. The concession boundaries have not been legally surveyed, but are described by latitude and longitude via decree as shown in the figure.

Figure 4.2 : Tenement Schedule


OKA-GAKINDE
GUESSELNAY
NASSOUMBOU
KOURFADIE
TABASSI EST
SOUMA
DAMBA
FILIO
FETE KOLE
SE
SERINIE
TAURANATA

GBM has not independently verified, nor is it qualified to verify independently, the legal status of the mineral properties in Burkina Faso in which Goldbelt is understood to have an interest. In preparing this review, GBM has assumed that the properties are lawfully accessible for evaluation and mineral production.

4.4 Mining Claim Description

The Belahouro Permit which was acquired by Goldbelt, was granted by the Burkina Faso government and consisted of one large permit, approximately 1,187 km^2 in size located between 14° 17'20" to 14° 30'07"N latitude and 0° 55'00" to 1°28'10"W longitude in the northern region of Burkina Faso (Figure 4.2 : Tenement Schedule). The permit was granted to the company by the Ministère des Mines, de l'Energie et des Carrières and cannot be contested by any other company. The government maintains a 10% carried interest in all permits issued, although not until the Exploitation Stage.

The Belahouro Permit allowed the company to carry out all types of exploration, provided certain reporting conditions and fee payments are maintained with the Ministère des Mines, de l'Energie et des Carrières. All exploration permits granted in Burkina Faso are valid for an initial three-year period after which the permit can be renewed for two additional three-year extensions. After the second three-year period, the company must reduce the area of the exploration permit by 25%. After the third three-year period, the exploration permit must convert to an exploitation licence unless other arrangements for extension or grant of a new exploration permit are made.

The original Belahouro exploration licence of 1600 km^2 in size was granted in October 1994 and further renewed for another three years in October 1998. Following the practise in Burkina Faso, the 2nd renewal was granted in October 2001 with the mandatory 25% reduction in size to 1,187 km^2. On 11 November, 2004, the Belahouro permit was granted an extension of the expiry date until 03 April, 2006, however, Goldbelt submitted an application in December 2005 for an Exploitation Permit for the Inata Project and in addition an Exploration Permit for the remaining Belahouro License Area. These permits and licenses were granted covering an area of 2,474 km^2. Goldbelt has two existing exploration permits (Oka Gakinde and Guesselnay) adjacent to Belahouro which add a further 496 km^2 to the Belahouro project area. The exploitation permit for the Inata Project is currently under review by the Burkinabe Government.

4.5 Agreements and Encumbrances

GBM & RSG Global are not qualified to provide significant comment on legal matters pertaining to the Belahouro Project, however advice provided by Goldbelt Resources Ltd suggests that the mineral properties comprising the Belahouro Gold Project are subject to a third party royalty agreement. 2.5% of gross sales are now owned by International Royalty Corporation.

4.6 Environmental Liabilities

GBM & RSG Global are not aware, nor have been made aware, of any significant environmental liability associated with the Belahouro Project.

4.7 Permits

All resources and areas of more significant exploration potential defined to date lie within the Belahouro group of Permits. The Permits afford Goldbelt Resources the right to explore for minerals, however further permitting would be required prior to mining under the general mining code (Law No 023/97/II/AN) of Burkina Faso.

Goldbelt have applied for an exploitation permit and expect that the permit to be granted in the second half of 2006.

SECTION 5 - ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Property Access and Freight Routing

The project property is located within the Northern Region of the Republic of Burkina Faso, 220 km North Northeast of Ouagadougou, close to the international boundary with Mali. The nearest town is Djibo which is 60 km to the Southwest (see Figure 1.1 : Location Plan of the Belahouro Permit Area).

The property access is more fully detailed in Paragraph 20.1and requires the building of 35 km of access road between site and the road connecting Djibo and Belehede which is a laterite surfaced all weather road.

Freight routing is by sea in containership to the Ghanaian port of Tema and then by road transport up through Ghana into Burkina Faso on to site via Ouagadougou.

5.2 Physiography and Climate

The general topography is slightly undulating and the vegetation is generally savannah type with acacia and the occasional baobab tree. Very little subsistence farming is evident with the exception of migratory grazing of goats and cattle.

The regional climate is strongly influenced by the Sahara and is defined as a semi-tropical environment of soudanien type characterized by one distinct dry season and one well defined rainy season from June to September. During November to January, the Harmattan Wind mobilizes fine dust from the Sahara creating cool and dry conditions. A summary of the meteorological data used for the Belahouro Project site pre-feasibility project is presented in the table below. All data is summarized from Ouahiqouya only.

Table 5.1 : Monthly Climatological Summary for the Project Site

Month	Precipitation (1978-96)					Evaporation [1] (1961-94)			Temperature [2] (1925-94)		Wind [3] (1961-94)
	(mm)					(mm)			(Deg C)		(m/s)
	Ave	Max [4]	Min [5]	Wettest (1988)	Driest (1993)	Average	Max	Min	Max	Min	Ave
Jan	0	0	0	0	0	238	343	183	33	14	1.5
Feb	0	0	0	0	0	260	370	210	36	16	1.5

[1] *Incomplete Record*
[2] *Incomplete Record*
[3] *Incomplete Record*
[4] *Maximum rainfall averaged over the 10 wettest years for all stations*
[5] *Minimum rainfall averaged over the 10 driest years for all stations*

Month	Precipitation (1978-96)					Evaporation [1] (1961-94)			Temperature [2] (1925-94)		Wind [3] (1961-94)
	(mm)					(mm)			(Deg C)		(m/s)
	Ave	Max [4]	Min [5]	Wettest (1988)	Driest (1993)	Average	Max	Min	Max	Min	Ave
Mar	2	14	0	0	0	329	453	261	39	21	1.6
April	7	42	0	25	1	336	442	282	42	25	1.5
May	19	78	0	0	3	325	382	251	41	27	1.8
June	58	100	19	71	60	270	326	167	39	26	2.1
July	114	233	46	163	48	211	296	115	35	24	1.8
Aug	161	300	30	293	132	166	238	71	33	23	1.2
Sept	57	177	0	47	60	169	223	83	35	23	1.0
Oct	5	28	0	0	16	229	270	176	39	23	0.8
Nov	0	0	0	0	0	236	306	194	37	18	1.1
Dec	0	3	0	0	0	228	319	179	34	15	1.2
Totals	**423**			**599**	**320**	**2996**					

5.3 Geology

A full description is included in, SECTION 7 - of this report.

5.3.1 Regional Geology

The Belahouro Project, Inata Prospect, is located within the western environs of the Djibo greenstone belt, which comprises volcanic, volcano-detrital and sedimentary formations intruded by syn to post tectonic granitoids, impacted by metamorphism.

A detailed analysis of the regional geology is currently outside the scope of this report and the reader is directed to former prefeasibility studies for the site.

5.3.2 Local Geology

The Inata mineralization is located within the Birimian Group of rocks of the Proterozoic age, close to the contact zone between the Turbiditic and Epiclastic sediments (see Figure 1.2 : Birimian Greenstone Facies). An east-west section through Inata suggests that a coarse to fine grained epiclastics passes to a sedimentary association comprising black shales, pelites and chert bands. The contact zone between the volcano-sediments and sediments is underlined by a silicified shear zone.

5.4 Hydrology and Hydrogeology

No definitive geohydrological records on aquifer and ground water elevations are available for the concession area, with the exception of first strike water levels reported within exploration boreholes.

Ground water elevations within the environs of the open pit are related to the macro/micro geological relief and are reported to be deeper than 80 meters. Although local river alignments were in flood during the May 2006 site visit, the average standing water level appears, from well observations, to be approximately 20 meters below ground level.

5.5 Seismicity

There are no known seismic risk assessment studies for the area of the Belahouro Project. However, the map of seismic risk for Africa describes the project area as a zone of low seismic risk with seismic acceleration factors lower than 0.04g.

Contemporary practice requires that major structures are designed to resist the Operating Basic Earthquake (OBE) and Maximum Credible Earthquake (MCE). Based on this and in comparison with seismic risk assessments for projects located in areas of similar seismic risk in other regions of Africa (Ghana), the values shown in the table below will be used for the different loading conditions in the stability analyses of the dam embankments.

The Maximum Credible Earthquake (MCE) has not been defined. It is recommended that a site specific seismic hazard assessment is undertaken for the project prior to detailed design.

Table 5.2 : Seismic Load Conditions

Design Case	*Maximum Ground Acceleration*	*Design Ground Acceleration* [1]	*Minimum Acceptable Safety Factor*
Static	0.00 g	0.00 g	1.50
Pseudo Static – OBE [2]	0.03 g	0.02 g	1.25
Pseudo Static – MCE [3]	n-d	n-d	1.00

[1] *The coefficient 2/3 of the maximum ground acceleration has been used in accordance with the recommendations of "The Technical Guide for Seismic Risk in the United Kingdom" from the Building Research Establishment Report - C1/SfB 187(H16), 1991.*

[2] *Operating Base Earthquake*

[3] *Maximum Credible Earthquake*

5.6 Local Resources and Infrastructure.

Over 80% of the population of Burkina Faso are engaged in subsistence agriculture and nomadic stock keeping. A significant proportion of the male labour force migrates annually to neighbouring countries, particularly Ghana and Cote d'Ivoire, for seasonal employment. Most workers are employed in the agriculture sector in growing peanuts, shea nuts, cotton, millet, corn, rice, sesame, sorghum and tending livestock. Burkina Faso exports cotton, animal products and gold. Machinery, food products and petroleum are imported

Belahouro is the largest permanent village located approximately 30 km east of the Inata project. A number of nomadic communities exist in the surrounding district. These communities survive on subsistence farming and small artisan gold mining operations. The artisan workings are based on outcropping mineralization and the reworking of anomalous laterite gravels.

As is common in most of the countries in this part of West Africa, regional infrastructure in Burkina Faso is poor, with few sealed roads and limited power distribution. Water, during the dry season in Belahouro, is only available from limited water bores operated by hand pumps. Village housing is a combination of mud huts and portable straw huts.

The Goldbelt central camp situated near the Belahouro village has 2 generators, comfortable accommodation for up to 40 people, 30,000 litre diesel storage and a permanent supply of borehole water.

SECTION 6 - HISTORY OF PREVIOUS WORK RESULTS

6.1 Owners

Exploration at Belahouro commenced in the early 1980's with four different operators exploring. The Bureau des Mines et de la Geologie du Burkina (BUMIGEB) explored the Belahouro Project between 1984 and 1991, prior to BHP Mineralis International Exploration (BHP) being granted tenure over Belahouro in 1994. Subsequently, Resolute Limited (Resolute) entered into a joint venture with BHP. The Resolute-BHP joint venture was in existence from 1998-2003 after which the concession was operated by Resolute who continued the program on its own.

In February 2004, Goldbelt entered into an agreement with Resolute for the acquisition of Resolute's 100% interest in five gold exploration properties in Burkina Faso. The properties are known as the Belahouro, Wakui, Karba, Kopoi and Bouhaoun and Lamou properties which are held by Resolute (West Africa) Limited ("RWA"), an indirect subsidiary of Resolute. Goldbelt acquired RWA for cash and securities of Goldbelt in March 2005.

Under the agreement, Goldbelt acquired the Burkina Faso assets of Resolute by the purchase from a subsidiary of Resolute of all the outstanding shares of RWA, a Jersey company, which in turn holds all the outstanding shares of Goldbelt Resources (West Africa) SARL, a Burkina Faso company.

6.2 Exploration History

Exploration at Belahouro commenced in the early 1980's with four different operators exploring. Early exploration was completed by BUMIGEB (1984-1991) and focused predominately on the regions near the villages of Belahouro and Souma. This exploration targeted quartz veining in the Inata, Souma and Fete Kole prospect areas.

BHP began work at Belahouro in 1994, mapping and interpreting the project geology with the aid of available airborne magnetics. BHP's exploration include soil geochemistry ("B" horizon soil sampling), which identified numerous gold anomalies. BHP used the soil geochemistry and surface mapping to guide further exploration which included trenching and wide spaced RC and diamond core drilling mainly at Fete Kole, Inata and Souma.

Resolute, as operators of the Resolute-BHP joint venture from 1998 to 2003, focused exploration activities on the Inata Deposit, with minor work also carried out at Souma. The principal objectives of the joint venture were to develop the Inata Deposit, to locate possible mineralized extensions and to outline additional resources at Souma. The exploration completed included RAB, RC, and DD drilling and further soil geochemistry (see Table 6.1 : Belahouro Project Exploration History). In addition, other targets were tested included Pali and Fete Kole as well as targets elsewhere in the Belahouro property.

After assuming full ownership from 2003, Resolute completed additional rock and soil sampling, ground geophysics (TEM and magnetometer surveys) and additional geological mapping. In aggregate, direct exploration expenditure within Burkina Faso by Resolute and BHP was approximately $7.75 million.

Detailed Transient Electromagnetic (TEM) data was acquired over Inata in late 2002/2003 using a SiroTEM Mk II transmitter/receiver through a 200 meter square loop with 200 meter moves between stations and 400 meter between traverses. The TEM data appears effective in locating shear zones, and therefore likely zones of gold mineralization. This data has allowed existing mineralization to be modelled within a much more detailed geological framework and has therefore led to the generation of new exploration targets. This data will assist follow-up exploration.

Since February 2004, Goldbelt completed a 398 hole drilling program, comprising a total of 43,258.9meters at Belahouro, that sought to evaluate mineral extensions at Inata, Minfo and Souma. The Inata resources calculated in this report are based on the data obtained from this drilling program. The work performed to the end of 2003 is summarized in the table below.

Table 6.1 : Belahouro Project Exploration History

Work Completed	*Comments*	*Total*
Drilling		
DD (Diamond Drilling)	BUMIGEB and BHP	10 holes / 1271 meters
DD	Resolute – BHP JV	11 holes / 1185 meters
DD	Resolute	2 holes / 1025 meters
RC (Reverse Circulation)	BHP	326 holes / 22972 meters
RC	Resolute - BHP J.V	451 holes / 30830 meters
RC	Resolute	10 holes / 1145.5 meters
RAB (auger)	BHP	473 holes / 3783 meters
RAB(Rotary Air Blast)	Resolute - BHP J.V	903 holes / 23253 meters
Geochemistry		
Soil samples	Reported only BHP	3461
Soil samples	Resolute - BHP J.V	6792
Rock chip	Reported only BHP	407
Rock chip	Resolute - BHP J.V	85
Rock chip	Resolute	1301
MMI	Resolute	262

Work Completed	***Comments***	***Total***
Soil samples	Resolute	1019
Rock samples	Resolute	118
Trenching		
No of trenches	BUMIGEB and BHP	167
Inata (25 trenches)	Line meters (Inata only)	3295
Samples	Inata only	1674
Pits	Souma, Inata, Pali West- Resolute	53
Samples	Souma, Inata, Pali West-Resolute	122
Geophysics		
Aeromagnetic	Line spacing 200 m by 85 m height	
VLF – EM/Max-Min	Belahouro permit area	
VLF – Max Min	Inata area	
Ground mag	Resolute	3021.7 line km
TEM	Resolute	777.6 line km
Surveying	Local grid – Four geodesic stations established	No statistics
	Base lines detailed –Inata	6.5 line km
Mapping	Local prospect area mapped	1600 km^2
Metallurgy	Leach test work on Inata and Souma	
	Gravity leach test work, Inata	
Remote Sensing	Landsat TM and aerial photography acquired by BHP	
	Landsat TM and SPOT Imagery	

6.3 Historic Mineral Resource Estimates

In 2000, Resolute (West Africa) Ltd., on behalf of the joint venture, estimated the resources for the Inata deposits as shown in the following table. Inverse distance weighting was used with a top cut of 20g/t Au (Resolute 2000). Resolute reported their 2000 estimate as a combination of Indicated and Inferred Mineral Resource in accordance with the guidelines set out in the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Table 6.2 : Resolute Resource Estimate 2000 (Reported at a 1.0g/t Au Lower Cutoff Grade)

Prospect	*Tonnes*	*Grade Au g/t*	*Resource Category (JORC)*	*Approximate Drill Pattern*	*Vertical Depth Drilled*
Inata	7,682,000	2.8	Indicated	50 by 20m	80 to 150m
Minfo	604,000	2.1	Inferred	50 by 20m	60 to 80m

Based on a review of the available data, OreQuest subsequently reported the Resolute resource estimate applying the CNI 43 -101 criteria and this is shown in the following table

Table 6.3 : OreQuest Resource Estimate December 2004 (Reported at a 1.0g/t Au Lower Cutoff Grade)

Zone	*OreQuest Reclassified Resource (to NI43-101 standards)*			
	Indicated Resources		*Inferred Resources*	
	tonnes	*Au Grade (g/t)*	*tonnes*	*Au Grade (g/t)*
Inata North	3,709,374	3.0	612,200	3.0
Inata Central	2,042,850	2.9	144,500	2.3
Inata South	956,650	2.3	216,300	2.3
Minfo			604,000	2.1
Totals	6,708,874	2.9	1,577,000	2.5

RSG Global has previously estimated and reported the Inata resource in May 2005 and again in September 2005 and classified the estimate in accordance with the CNI 43-101 criteria. This is summarized in the following two tables and reported at a 0.5g/tAu lower cutoff

Table 6.4 : Summary Resource Statement Inata Reported at a 0.5g/t Au Lower Cutoff Grade (RSG Global May 2005) Subdivided by CNI 43-101 Categories

Resource Category	*Tonnes*	*Average Gold Grade (g/t Au)*	*Contained Gold (oz)*
Indicated	10.354,000	2.1	707,000
Inferred	5,492,000	1.6	288,000

Table 6.5 : Summary Resource Statement Inata Reported at a 0.5g/t Au Lower Cutoff Grade (RSG Global 30 September 2005) Subdivided by CNI 43-101 Categories

Resource Category	*Tonnes*	*Average Gold Grade (g/t Au)*	*Contained Gold (oz)*
Measured	1,396,000	3.0	132,000
Indicated	13,467,000	1.8	800,000
Inferred	4,869,000	1.4	226,000

To enable development of the resource base at Inata to be visualized, a graphical comparison of tonnage and total contained ounces is made for historic resources of the Measured/ Indicated category for Inata at a nominal 1g/tAu lower cutoff and is shown in the figure below

Figure 6.1 : Inata Resource Development at a 1g/t Au Lower Cutoff

Measured/Indicated Tonnage Comparison

Tonnage

12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0

Ore quest (2004)
RSG Global (May 2005)
RSG Global (September 2005)
RSG Global (April 2006)

Tonnes


Measured/Indicated Metal Comparison
Ounces (x 1000)
Ounces
900
800
700
600
500
400
300
200
100
0
Ore quest (2004)
RSG Global (May 2005)
RSG Global (September 2005)
RSG Global (April 2006)

6.4 Historic Production

The historic production derived from the Belahouro artisinal workings is unknown. Evidence of artisinal workings comprising small "manhole" shafts down 15 to 20 meters can be seen to the west and outside of the Inata Central resource. This represents an insignificant amount of material removed from any potential insitu resource at Inata.

The artisan workings at Inata are not extensive and have mostly been created by illegal miners. BHP and Resolute established control over artisinal operations from late 1990's in order to restrict any activity over the known Inata resource areas. Goldbelt is continuing to enforce this control. The Inata area is also currently protected by government regulations.

SECTION 7 - GEOLOGICAL SETTING

7.1 Regional Geology

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower green schist metamorphism and comprises intermediate to mafic volcano-sedimentary successions and syn to post-kinematic granite and gabbro intrusions dispersed within sedimentary and tuffaceous schists. A prominent marker horizon consisting of black iron-bearing quartzite lenses is observed within the volcano-sedimentary succession. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralizing events. Tarkwaian facies arkosic sandstone overlies the volcano-sedimentary sequence at the eastern border of the Belahouro granite.

The project can be separated into three principal geological domains. The Damba-Inata domain occurs in the westernmost portion of the project area. Central to the property is the Belahouro-Sona Basin, and the Fete Kole province occurs in the eastern region.

The Damba-Inata trend is dominated by metasediments and intermediate to mafic volcanics and volcanoclastics. To the west of the Inata trend, strong magnetic signatures are present in aeromagnetic data indicating the presence of mafic volcanics or sedimentary derivatives. The trend varies over the strike of the prospect, from north-northwest in the south to north in the central area and north-northeast in the northern area.

The Belahouro-Sona Basin consists of turbiditic metasediments and minor volcanoclastics and provides the key elements to comprehension of the regional tectonic framework subsequent to basin formation. The basin is bounded to the east, west and south by early basin forming structures (D1) that have later been reactivated in subsequent phases of compressional deformation (D2). Arcuate, generally south dipping thrusts abut the southern margin of the basin indicating a significant north-south compressional event (D3). Late mineralized (D4) 040° and 330° faults crosscut the entire basin and adjacent volcano-sedimentary terranes.

Fete Kole to the east of the Sona Basin, is a complex of felsic to mafic volcanics and sedimentary derivatives, and various pre-, syn- and post deformation granitoid intrusions. The final phase of intrusion is gabbroic, which is also associated with minor volcanic ultramafic sequences.

The basement geology of the Belahouro Gold Project represents part of the Baoulé-Mossi Domain of the West African Craton which is mainly formed by Birimian volcano-sedimentary series, which dominates the basement geology of the West African Shield. The Birimian Series is composed of volcanic and plutonic bodies (basalt, andesite, rhyolite, rhyodacite, dacite, felsic tuff, gabbro, diorite and ultramafic rocks) distributed within a generally schistose and vertically titled sedimentary and tuffaceous succession of black shale, sandstone, pelitic schists, tuffaceous schist, greywacke, quartzite and chert. This basement succession is overlain by Tarkwaian siliceous and arkosic sandstone and conglomerate.

The Birimian Series of West Africa is host to some of the largest gold deposits in the world, including Sadiola, Yatela, Morila and Syama in Mali, Obuasi, Bogosu, Prestea and Bibiani in Ghana, and Siguiri in Guinea.

7.2 Project Geology

The Birimian volcano-sedimentary series was extensively deformed and metamorphosed during the Eburnean Orogeny. Metamorphic mineral assemblages reflect low-grade regional metamorphism to green schist facies. However, in the Belahouro-Souma area, kyanite bearing mica schist and pelite indicate higher grade metamorphic regime. The succession is strongly affected by polyphase deformation displaying recumbent folding and strong sub vertical dominant schistosity with transposed bedding plans in some areas. Syn to post-tectonic granitoids intrude the basement succession.

The entire stratigraphy has been intruded by massive post Birimian dolerite dykes and sills with higher magnetic susceptibility that makes them readily distinguishable in airborne magnetic data.

Throughout the Belahouro Project, exposures of the Birimian basement succession are rare. Weathering is extensive, persisting up to 100 meters depth with a typical lateritic profile.

The gross structure of the Belahouro Project relies on interpretation of the airborne magnetic data.

Gold mineralization is dominantly associated with stockwork and sheeted quartz–carbonate–sulphide veining, stockworks of albite-carbonate-sulphide veinlets, or as sulphidic haematitic breccia.

Pyrite is the dominant sulphide species, present as discrete poikilitic euhedra ranging from a fraction to a few millimeters in size, largely confined to vein margins or disseminated within alteration selvedges. Traces of other sulphides, principally chalcopyrite, galena, pyrrhotite, arsenopyrite, bornite, tennantite, linneite and mackinauwite are present as veins, fracture fillings and localized disseminations adjacent to veins. Gold is largely developed within fractures in pyrite grains, rarely larger than 50 microns, and is non-refractory.

Extensive weathering and lateritization of the mineralization and surrounding host rocks has occurred. The base of oxidation extends to over 60meter in places, but may be locally depressed within zones of fracturing and brecciation. There appears to be little evidence of depletion and corresponding supergene enrichment within the weathering profile, and the width and grade of primary mineralized zones appears to be little different from their equivalents within the saprolite profile.

SECTION 8 - DEPOSIT TYPES

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralization, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralization is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are invariably strongly structurally, rather than lithologically, controlled, however the dominance of structural control invariably increases in a manner commensurate with the metamorphic grade.

SECTION 9 - MINERALIZATION

The principal gold mineralization within the Belahouro Project is confined to the Inata and Souma Trends. The three Inata deposits (North, Central and South) are located over a strike length of 4 km. The deposits are interpreted to be related to the same structural event and are associated with shearing. The Inata Central and Inata South represent the same mineralized trend, separated by lower grade mineralization and cross-cutting faults. Inata North lies some 300 meters west of the Inata Central-South trend. The Inata shear trends north-northeast and dips steeply to the west-northwest. Gold mineralization is present as free grains and is generally associated with carbonate-pyrite alteration within quartz veins.

Sayouba is a small zone (strike 100 meters) of north-northwest trending gold mineralization with a dip of 60° to 70° west. It occurs in shale, siltstone, minor intermediate volcanics, and felsic porphyry. The zone is transgressive to the regional foliation (030° to 040°).

Minfo lies on the Minfo-Filio east-west shear zone. The shear zone can be traced over a distance of 20 km and is characterized d by a wide zone of shearing (up to 400 meters) associated with a strong aeromagnetic trend. Mineralization is associated with massive and stringer quartz veining in black shales within an intermediate volcanic shale/siltstone package.

SECTION 10 - EXPLORATION

Prior to commencement of the Goldbelt exploration programs (February 2004 onwards), considerable exploration had been completed by operators BHP and Resolute (Paragraph 6.2).

The Goldbelt strategy was designed to justify a 2Mtpa CIL processing operation producing approximately 150,000 oz to 200,000 oz of gold per year.

The programs focussed primarily on infill drilling of the project resources identified with the objective of improving the confidence category of the identified Mineral Resources. A secondary objective of the drilling program was to expand the resource base in order to enhance the mine life of a proposed CIL operation.

This strategy has been successful, with additional higher grade zones of oxide and primary mineralization defined. It is likely that on-going exploration will continue to identify extensions to existing mineralization or new mineralization elsewhere within the permit.

A summary of the principal exploration activities completed by Goldbelt to 30 September 2005 is provided in the table below. A detailed listing and discussion of the exploration history prior to 2004 is provided in Paragraph 6.2 and is therefore not repeated.

Table 10.1 : Goldbelt Exploration Statistics (2004 to April 2006)

Exploration Activity	*Exploration Statistics*
RC Drilling	395 holes (42,968 meters)
Diamond Drilling	3 holes (290.9 meters)

Exploration surveys and interpretations completed to date within the Belahouro Gold Project have largely been planned, executed and supervised by national and expatriate Goldbelt personnel, supplemented by consultants and contractors for more specialised or technical roles. The data is considered to be of good quality (see Sections 11 to 14). The current Goldbelt exploration team, assisted by RSG Global technical personnel, is considered well qualified and motivated to fulfil the responsibilities of on-going exploration programs.

The geological understanding of the Belahouro Gold Project has evolved greatly since the commencement of the Goldbelt exploration strategy and will continue to do so at a similar rate. The knowledge acquired to date confirms the considerable potential of the Inata Trend and surrounding areas. RSG Global considers that the proposed exploration and development strategy is entirely appropriate and reflects the potential of the Belahouro Gold Project.

SECTION 11 - DRILLING

The Inata database includes drilling data generated in three main periods, Bumigeb and BHP drilling (pre 1998), Resolute (1998 to 2004) and Goldbelt drilling from 2004 onwards. The drill data contained in the database is a combination of diamond and reverse circulation (RC) drilling.

Limited documentation is available adequately describing the Bumigeb and BHP drilling (pre 1998) with the description provided relating to the Resolute and Goldbelt data, which dominates the dataset used in the resource evaluation.

11.1 Reverse Circulation Drilling

Four types of drill rigs were supplied by two drilling companies.

- UDR650 (truck mounted) with 750cfm/350psi compressor. Rod string 4½ inch with 5½ inch face hammer. Supplied by West African Drilling Services (WADS).
- UDR1000 (truck mounted) supplied by West African Drilling Services (WADS).
- Schramm T66 truck mounted with 900cfm/350psi air capability using 5½ inch face hammer. Supplied by WADS.
- Schramm 685 truck mounted with air capability of 900cfm/350psi. Drill string with 4½ inch face hammer. Supplied by Grimwood Davies.

The different drilling companies performance's were reported as satisfactory with high daily productivity rates, acceptable sampling recovery (except shallow diamond coring), and safety standards being achieved.

11.2 Diamond Core Drilling

WADS completed diamond drilling for both Resolute and Goldbelt. RC precollars were drilled using a UDR1000 multipurpose rig with 350psi/900cfm capacity. Precollars were completed with a 5½ inch drill bit while diamond coring was completed using HQ triple tube. All holes were surveyed using a single shot camera at the collar and at regular down-hole intervals. Core orientations were completed using the spear technique, with both tungsten and crayon bits utilized, depending on core competency.

Core structure orientations are routinely recorded to assist in determining the controls on mineralization, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line, determined from the crayon orientation mark recorded during drilling, drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, RQD percentage, rock type, weathering, rock strength and fractures per meter. This basic geotechnical logging is considered appropriate at this stage of project development.

11.3 Drilling Quality

The RC and diamond drilling data applied in resource estimation is generally considered to be of acceptable quality and broadly consistent with international industry standards.

The general quality of RC drilling has progressively improved over time, particularly since more experienced and well-equipped contractors have become available. Drilling practices are also benefiting from closer and more experienced exploration management. The quality of diamond drilling is considered to be of industry accepted standard, however, recoveries for diamond core from the moderate to highly weathered saprolite has been poor.

Wherever possible, drilling was undertaken normal to the plane of the principal mineralized orientation. RSG Global is confident that the modelled resources adequately reflect the drilling orientation with respect to the mineralized strike and down-hole versus true intersection width.

SECTION 12 - SAMPLING METHODS AND APPROACH

12.1 RC Sampling and Logging

RC drill chips were collected at 1m intervals down-hole via a cyclone into PVC bags prior to splitting.

The collected samples were riffle split using either a multi stage Jones riffle splitter or via multiple passes through a single stage Jones riffle splitter. A final sample of approximately 2kg was collected for submission to the laboratory for analysis. Wet samples were collected via grab sampling. The dry sampling represents industry standard practices, but the method of grab sampling the wet RC samples may result in unreliable data, however, wet samples represent a small percentage of the dataset.

RC chip boards were systematically compiled by gluing the sieved RC chips to a board. These boards represent a good record and a useful tool for re interpretation of the geology and mineralization. During the site visit, holes INRC001 to INRC150 were available for inspection, although the remaining chip boards (300 plus holes) for Resolute drilling were not located. This drilling represents the bulk of the Inata Deposit and needs to be located and preserved. Chip trays were used by Goldbelt and were inspected in Ouagadougou.

12.2 Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. After the marking out of the required interval, the core was cut in half by the electric diamond blade core saw. The cut is made along the orientation line with the half core portion that looks north being retained as a reference. The half portion that looks to the south is broken up for assay.

In the upper oxide zone, the core was too friable for diamond saw cutting. The procedures were to dry cut or cleave the core in this case. The sample weight required was 2kg.

The following diamond holes were inspected during the site visit; INDD007, INDD008, INDD009, INDD016, INDD018, INDD019 and INDD020.

The zone of mineralization in holes INDD007 to INDD009 had been weakly weathered and the core was relatively competent. Fines along fractures and veining had been washed out but recoveries were above 90%. Holes INDD016, INDD018, INDD019 and INDD020 were moderately to strongly weathered, the core was crumbly and friable and sample recovery was very poor. Consequently, these holes are likely to underestimate the gold in grade and width when compared to adjacent RC.

12.3 Sample Recovery

Sample recovery for RC drilling was noted as good and generally estimated to be in excess of 20kg per meter drilled. Sample weights have not been systematically recorded; however review of deteriorated samples in the bag farm at the Belahouro camp and at Inata indicates acceptable sample recoveries were being achieved. (Based on 5'' or 127.5mm diameter RC drill-holes and the established average weighted bulk density, the notional volume recovery of dry samples should be approximately 20kg/m in saprolite and 32kg/m in the primary zone). Goldbelt states that a few wet intervals were recorded, generally at rod changes. On inspection of RC drilling during the RSG Global site visit in April 2005, the samples were kept dry to depths of 200 meters. Drillers were pulling back after every meter and samples were being systematically weighted with very good recoveries noted.

Sample recovery in diamond holes was poor for the moderate to highly weathered zones. Core loss tends to occur due to washing and/or grinding at the commencement and completion of drilling runs, particularly within the partially oxidised portion of the profile or within friable zones of tectonised rock. Consequently, this drilling is considered as low confidence and recovery has been appropriately considered during estimation.

12.4 Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples afforded by diamond coring within the highly weathered zones are of poor quality, however the sample recoveries for the RC drilling is high.

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data (Paragraph 14.2) generated and no distinct bias is evident. RC sampling still requires close supervision to ensure adequate representation.

SECTION 13 - SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1 Sample Security

RSG Global is unable to provide comment on the sample security of the data collected prior to Goldbelt's involvement, however, the sampling and sample dispatch protocols implemented by the Resolute-BHP JV, and subsequently by Resolute, are similar to those described below.

The rapid submission of samples from drilling for analysis, and the close scrutiny of procedures by expatriate technical staff, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular 'blind' submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Goldbelt drilling procedures require samples to be stapled closed once taken from the rig. They are then transported to the Belahouro secure camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored on site, including chips derived from RC drilling, half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. All pulps are stored at a Goldbelt storage facility in Ouagadougou and were inspected during the site visit. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralization, and are entirely consistent with the historical and anticipated tenor of mineralization.

13.2 Analytical Laboratories

Prior to BHP/Resolute involvement with the project, all sample analyses were completed at the Bumigeb laboratory in Bobo-Dioulasso. This laboratory represents data associated with 0.03% of the database.

Data collected by BHP represents approximately 21% of the database and was assayed at SGS in Tarkwa. Digital quality control data is not available and data has been reviewed from reports.

Quality control by Resolute identified that the Bumigeb laboratory was unreliable; therefore all Resolute samples were assayed at Intertek Testing Service (ITS) laboratory based in Ouagadougou, Burkina Faso. Data analyses by ITS represents data associated with approximately 46% of the assay database.

Analytical work completed on behalf of Goldbelt was initially done by Transworld Laboratory in Tarkwa, Ghana. After identifying some issues with sample preparation with the Transworld Laboratory, all sample preparations and analysis's for the 2005 and 2006 drill programs (post May 2005) are being completed by SGS Tarkwa in Ghana. Both of these laboratories use conventional fire assay with AAS finish. Goldbelt has continued using Resolute standard procedures for quality control. Transworld represents data associated with approximately 33% of the database.

13.3 Sample Preparation and Analysis Methods

13.3.1 Intertek Testing Service (ITS)

The assay method applied by ITS is summarized below.

- Sample Preparation
  - 2kg or less of sample is dried, disaggregated, crushed, and pulverised (95% passing -200 micron).
  - Two 180g pulps are taken for analysis and pulp storage.
- Sample Analysis
  - 30g charge, Fire Assay fusion, lead collection, AAS determination to 8ppb.
  - Gravimetric analysis completed on Au>10g/t.

Routine quality control included submission and assay of two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results. Sample preparation and analytical methods have been conventional and appropriate.

13.3.2 Transworld – Tarkwa

The assay method applied by Transworld (Tarkwa) was as follows:-

- 2kg to 3kg field splits are oven dried at 105°C.
- Oven dried samples are crushed in a jaw crusher to a nominal 3mm.
- A 1.5kg sub-sample is collected via a riffle splitter.
- The 1.5kg sub-sample is pulverised in a homogenizing mill (LM2) to 90% -75µ.

The 50g Fire Assay analytical procedure applied to the pulps is summarized as follows:-

- A 50g portion of pulverized sample is weighed.
- The sample is fused in a fusion furnace to produce a lead button.
- A lead button is cupelled in a cupellation furnace.
- The resulting prill is subjected to acid dissolution.

The resulting solutions are then read on an AAS, with a stated detection limit of 10ppb gold.

13.3.3 SGS Tarkwa

The 2005 and 2006 drill programs, post May 2005 (and previously BHP samples with an undocumented procedure) are being analysed by SGS Tarkwa with the following procedure:-

- 2kg to 3kg field splits are oven dried at 105°C.
- The dried sample is crushed in a Jaw crusher to a nominal 3mm.
- A 1.5kg sub-sample is collected via a riffle splitter.
- The 1.5kg sub-sample is pulverised in a homogenizing mill (LM2) to 90% -75µm.

The 50g Fire Assay analytical procedure applied to the pulps is summarized as follows:-

- A 50g portion of pulverized sample is weighed.
- The sub-sample is fused in a fusion furnace to produce a lead button.
- A lead button is cupelled in a cupellation furnace.
- The resulting prill is subjected to acid dissolution.

The resulting solutions are then read on an AAS, with a stated detection limit of 10ppb gold.

13.4 Adequacy of Procedures

Analytical procedures associated with data generated prior to BHP cannot be assessed, as not all of the relevant information is available. Procedures associated with BHP, Resolute and Goldbelt assaying are consistent with current industry practise and are considered acceptable for style of mineralization identified at Belahouro.

SECTION 14 - DATA VERIFICATION

14.1 Quality Control Procedures

The 2005 and 2006 quality control procedures include the submission of internationally recognised standards, umpire assaying at an internationally recognised laboratory Amdel in Australia, duplicate and replicate sample analyses and the submission of RC field duplicate samples at a rate of 1:30, with the latter providing a comparison of the total sampling and analytical error. The assay quality control procedures applying to the various laboratories are summarized in the following sections.

14.1.1 Intertek Testing Services (ITS)

The quality control procedures implemented by ITS assaying were:-

- Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.
- Compressed air gun used to clean crushing and milling equipment between samples.
- Barren quartz 'wash' applied to the milling/pulverising equipment at the rate of 1:10.
- Quartz washes assayed to determine the level of cross contamination.
- Sieve tests are carried out on pulps at the rate of 1:50 to ensure adequate size reduction.
- Assaying of internal standards data.
- Mineralized duplicate pulps despatched to Genalysis Laboratory Services in Perth, Australia, for umpire fire assay analysis.

14.1.2 Transworld (Tarkwa) and SGS (Tarkwa)

In addition to the above procedures applied at ITS, the following procedures were adopted for Transworld and SGS:-

- A minimum of 3% (1:30) of the submitted samples in each batch, are duplicated in the field.
- Blank samples are inserted at the rate of approximately 1:30.

- Screen tests are undertaken on sample pulps at the rate of 1:20.
- Industry recognised solid standards (Rocklabs) are disguised and inserted at a rate of 1:30.
- Assaying of internal standards data.
- Mineralized duplicate pulps (representing 5% of the mineralized intercepts) are to be despatched for umpire fire assay analysis.
- Pills inserted in barren 2kg samples are included in sample batches. The insertion rate is approximately 1:40. The pills were sourced from Assay Solutions Pty. Ltd, Australia.

14.2 Quality Control Analysis

The assay quality control data, as they pertain to resource estimates completed on the basis of data available to 31 August 2005, have been subdivided into pre BHP data, BHP data, BHP/Resolute- Resolute data and Goldbelt data.

The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:-

- ***Thompson and Howarth Plot*** showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualize precision levels by comparing against given control lines.
- ***Rank % HARD Plot,*** which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualize relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.
- ***Mean vs % HARD Plot,*** used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.
- ***Mean vs % HARD Plot*** is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and

also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HARD).

- ***Correlation Plot*** is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualization of precision and bias over selected grade ranges. Correlation coefficients are also used.

- ***Quantile-Quantile (Q-Q) Plot*** is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.

- ***Standard Control Plot*** shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.

- ***Cumulative Deviation from Mean Plots*** illustrate the cumulative sum of the deviation from the expected value of a particular reference standard or from the mean of the assays over time, and is used to determine direction and severity of bias and illustrate changes in grade over time.

- ***Cumulative Deviation from Expect Value Plot*** illustrates the cumulative sum of the deviation from the expected value of a particular reference standard over time. Used to determine direction and severity of bias, and to illustrate changes in grade over time.

Comments on the results of the statistical analyses for each laboratory are provided below while a compilation of the descriptive statistics and graphical plots are presented as illustrations.

14.2.1 Pre BHP

Little quality control data exists for the assaying competed pre BHP. No quantitative assessment can be made in relation to the quality of this data however the data accounts for only 0.03% of the database.

As little quality control data exists for the assaying completed by BHP, no quantitative assessment can be made in relation to the quality of this data.

14.2.2 Resolute/BHP-Resolute (ITS)

Quality control data has been evaluated in the internal report 'Interim Report December 31 1998 by Resolute'. A total of 583 pulps were submitted to Genalysis Laboratory Services in Perth, Western Australia, as part of routine off-continent analysis. A high correlation was noted between data sets indicating no bias in the original assay data set.

Routine quality control included two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results. Sample preparation and analytical methods have been conventional and appropriate.

Data was reviewed by RSG Global in the form of reports for the QA/QC completed by Resolute. The available data indicates that acceptable levels of accuracy and precision were being achieved in assaying for these datasets. The pulps remain intact and were inspected during the site visit at the Goldbelt storage facility in Ouagadougou, affording the possibility of selective re-assay if deemed necessary. Based on a visual review of the different drill-hole datasets, no apparent change in assay quantum was identified.

14.2.3 Goldbelt (Transworld – Tarkwa)

The exploration samples generated by Goldbelt to May 2005 have been assayed at the Transworld laboratory in Tarkwa.

Digital QC data has been supplied to RSG Global for review. Field duplicate data, international standards, blanks and pill data have been reviewed.

Pill data supplied showed extreme discrepancies. After consultation with the laboratory it was determined that during sample preparation, operators saw the pills as contaminants and removed them from the sample. The later analysis conducted when operators stopped the practice of removing the pills shows that samples were generally being correctly crushed, homogenised and splits were representative of the crushed sample. Plots are supplied for the 3 pills utilized (0.58g/t, 2.25g/t and 7.98g/t as Figures 30.1 to 30.3 respectively).

Note that pills are a form of standard that when sample weights are available metal can be calculated. The mean of the assay pill data, as shown in all QC plots (Figures 30.1to 30.3), reports under the expected value. This under reporting is interpreted to be principally due to the identified removal of the pills. Goldbelt elected to discontinue to use TWL and to switch to SGS Tarkwa for its assaying.

Field duplicate data is available for 644 samples. Figures 30.4 and 30.5 show results for the total data and a dataset generated excluding <0.1g/t Au data respectively. The results show acceptable levels of precision, with 88% of the ≥0.1g/t Au data within the 20% HARD tolerance limits and a linear correlation of 0.98.

Analyses of blanks were available to review the data for possible contamination. The blanks database comprised 642 data. Little contamination was evident (Figure 30.6), with the 55% of data lying at or within twice the detection limit of 0.005g/t Au. Minor spikes are seen in the data with some clustering of higher background values apparent.

The quality control data suite investigated for the 2005 drilling comprises 37 assays of independently submitted standards. The submitted standards were sourced from Rocklab Ltd who specialise in producing international accredited standards.

RSG Global completed a review of the following Rocklab standards:-

- Standard 0.42 (expected value 0.42g/t) – Figures 30.7
- Standard 1.30 (expected value 1.30g/t) – Figures 30.8
- Standard 3.46 (expected value 3.46g/t) – Figures 30.9

The data analysis revealed some notable bias with standard 0.42, 1.30 and 3.46 reporting only 54%, 69% and 77% respectively of standards within 10% tolerance limits. The limited nature of the dataset however should be appropriately considered. Some anomalies were identified which appear to reflect incorrect labelling of the standards, in particular the 0.42g/t standard, and hence indicate that supervision of this aspect of the sample submission may have been inadequate. Goldbelt has elected to discontinue to use TWL and to switch to SGS Tarkwa for its assaying.

In general, and notwithstanding the above identified and rectified sample preparation error with the pills, the Transworld laboratories have achieved acceptable levels of precision. Based on the available standards assaying, insufficient data is available to assess the assay accuracy fully, although RSG Global believes no systematic bias exists.

14.2.4 Goldbelt (SGS – Tarkwa)

The exploration samples generated by Goldbelt since May 2005 have been assayed at the SGS laboratory in Tarkwa. Field duplicate data, international standards, blanks and pill data has been reviewed. Close monitoring of the QC data was conducted by Goldbelt and RSG Global personnel on a batch by batch basis during the current drill program with any irregularities immediately investigated and if warranted samples being re assayed.

Pill data is available for 331 samples. Data shows that samples were generally being appropriately crushed and homogenised, with splits representative of the crushed sample. Plots are supplied for the 5 pills utilized (HOME25 - 0.01g/t Au, HOME10 - 0.02g/t Au, HOME13 - 0.29g/t Au, PAD22 - 1.13g/t Au and SOG9 - 3.99g/t Au as Figures 30.10 to 30.14 respectively). The lower grade pills 0.01g/t and 0.02g/t have been treated effectively as blanks with results generally within tolerance (96% and 75% respectively). The low grade data must be treated with caution as the 2kg blank material to which the pill is added maybe weakly mineralized and the pill grade is also near assay detection. Plots show that where the pill has been captured within the sample preparation, results are generally acceptable. Continued review of the SGS laboratory sample preparation is required as approximately 20% of the higher grade pills (PAD22 and SOG9) have not been captured in sample preparation, possibly due to the pill being removed by sample preparation staff as a contaminant or excess sample being removed along with the pill before initial crushing. Where the pill has been captured results are considered acceptable. Further review of sample preparation based on the laboratory duplicates also reveals no issue with the sample preparation.

Field duplicate data is available for 1081 samples. Figures 30.15 shows results for the dataset generated excluding <0.1g/t Au data. The results show acceptable levels of precision, with 87% of the ≥0.1g/t Au data within the 20% HARD tolerance limits and a linear correlation of 0.96.

The blanks database comprises of 644 items of data. Little contamination was evident (Figure 30.16), with the 93% of data lying within 0.1g/t Au. Minor spikes are seen in the data with some clustering of higher background values apparent.

The 2005 SGS Tarkwa quality control data set includes 899 assays of independently submitted standards. The submitted standards were sourced from Rocklab Ltd who specialise in producing international accredited standards.

RSG Global completed a review of the following Rocklab standards:-

- Standard OXA26(expected value 0.08g/t) 195 samples Figure 30.17.

- Standard OXC30(expected value 0.20g/t) 87 samples Figure 30.18.
- Standard OX9 (expected value 0.47g/t) 49 samples Figure 30.19.
- Standard OXF28 (expected value 0.80g/t) 90 samples Figure 30.20.
- Standard OXL14 (expected value 1.22g/t) 14 samples Figure 30.21.
- Standard OXL40 (expected value 1.86g/t) 195 samples Figure 30.22.
- Standard OXL25 (expected value 5.85g/t) 48 samples Figure 30.23.
- Standard SN16 (expected value 8.37g/t) 201 samples Figure 30.24.

The data analysis of the lower grade standards show excellent reproducibility of standard OXA26, 98% of data falling within the +/- 0.04g/t tolerance. Standard OXC30 also shows acceptable reproducibility with 94%(bias 12%) of data falling within the +/-0.05g/t tolerance as does standard OX9 with 88%(bias 13%) of data falling within the +/- 0.07g/t tolerance. Apparent large bias is related to the low order of magnitude of the dataset and is not considered of concern.

Analysis of standards in the range above the reported cutoff of 0.5g/t and less than 5g/t reveal excellent accuracy was achieved by SGS Tarkwa, with Standard OXF28, OXL14 and OXL40 reporting 99%(bias 4%), 78%(bias -8%) and 91%(bias 2%) of data respectively within 10% tolerance limits. The relatively low 78% of data within tolerance of standard OXL 14 is a function of the limited dataset consisting of 14 samples and thus the large relative bias is not considered significant.

Review of the standards OXL25 and SN16, which represent the higher grade range of assaying, reports 96%, and 91% respectively within 10% tolerance limits, and a bias of -0.1 and 2.11% respectively. It appears that some mislabelling of standard SN16 with standard OXL40 has occurred in sample dispatch. Removing these mislabelled standards improved the accuracy with the relative standard deviation reduced from 1.24 to 0.48 and a reduction in reported bias to an acceptable 0.3%.

Goldbelt's decision to use SGS Tarkwa for its assaying appears well justified when the quality of the standards data is considered. In conclusion the SGS laboratories have achieved acceptable levels of precision and accuracy. Based on the current data set, RSG Global believes no systematic bias exists.

14.2.5 Umpire Assaying

Umpire assay analysis was undertaken by Genalysis Laboratory, Perth, in October and November 2005 on approximately 20% (1,381 pulp samples) of all >0.5g/t Au mineralised intercepts included in the Inata resource, calculation completed on the 27th September 2005. This includes pulps analysed at ITS – Ouagadougou (ITS), Transworld –Tarkwa (TWL) and SGS Tarkwa (SGS).

ITS data is a combination of BHP drilling (pre 1998) and Resolute drilling (1998 to 2004). SGS and TWL assays were completed on Goldbelt drilling after 2004.

Original Assay Analysis completed in Inata are detailed in Table 14.1 : Original Assay Au QA/QC Assay Laboratory Details and Umpire Assay Analysis details are presented in Table 14.2 : Umpire QA/QC Standards Analysis.

Table 14.1 : Original Assay Au QA/QC Assay Laboratory Details

Laboratory	*Umpire Samples*	*Location*	*Analysis Method*	*Analysis Code(s)*	*Detection Limit*	*Report Units*
ITS	735	Ouagadougou - Burkina Faso	30g Fire Assay with AAS finish	-	0.01	ppm
TWL	63	Tarkwa - Ghana	50g Fire Assay with AAS finish	Au650	0.01	ppm
SGS	583	Tarkwa - Ghana	50g Fire Assay with AAS finish	Au_FA50_ppm	0.01	ppm

Table 14.2 : Umpire QA/QC Standards Analysis

Laboratory	*Location*	*Analysis Method*	*Analysis Code(s)*	*Detection Limit*	*Report Units*
Genalysis	Perth – Australia	50g Fire Assay with AAS finish	Au_FA50_ppm	0.01	ppm

The following QA/QC datasets are analysed:-

- Standards (standard control samples supplied externally to the laboratory (Rocklab standards))
- Umpire Duplicates (a 50g subset of the original pulp)

Pulp Repeats (an analytical repeat analysis of the original pulp sample) for ITS, TWL and SGS.

- Sieve analysis of pulps submitted to determine grindability.

14.2.5.1 Standards

Certified standards from Rocklabs were inserted in sequence to the pulp samples sent to Genalysis. Two standards were chosen:-

- Standard OXF41 (expected value 0.82g/t) – Figure 30.26.
- Standard OXF140 (expected value 1.86g/t) – Figure 30.27.

Summary statistics for Standards are presented in the table below. QC Assure Standards data analysis plots presented in Figures 30.26 and Figure 30.27

Table 14.3 : Summary Statistics for Samples

Standard	***OXF41***	***OX140***
No of Analyses	38	37
Minimum	0.64	1.72
Maximum	0.95	3.01
Mean	0.81	1.91
Std Deviation	0.05	0.22

In general, analyses show a high level of accuracy for both standards submitted to Genalysis.

14.2.5.2 Pulp Umpire Duplicates ITS

Summary statistics are presented in the following table. QC Assure comparative data analysis plots presented in 30.26

The dataset indicates a very high level of precision with 94.41% of data pairs within a precision limit of 20% for HARD analyses and a linear correlation of 0.94. High grade assays >40g/t completed by ITS returned a higher value than Genalysis, which can be a factor of the ITS gravimetric finish.

Table 14.4 : ITS versus Genalysis Summary Statistics – Pulp Duplicates

Description	*Original Assay (ppm)*	*Duplicate Assay (ppm)*
Number Analysed	734	734
Minimum	0.5	0.17
Maximum	98.6	62
Mean	5.19	4.95
Median	2.71	2.61
Std Deviation	7.66	6.67

The level of precision of ITS assays is considered high. This data was a combination of BHP and Resolute drilling.

14.2.5.3 Pulp Umpire Duplicates TWL

Summary statistics are presented in the following table. QC Assure comparative data analysis plots presented in Figure 30.29.

Table 14.5 : TWL versus Genalysis Summary Statistics – Pulp Duplicates

Description	*Original Assay (ppm)*	*Duplicate Assay (ppm)*
Number Analysed	58	58
Minimum	0.5	0.1
Maximum	29.3	32.58
Mean	3.66	3.96
Median	1.36	1.44
Std Deviation	5.18	5.51

The dataset indicates a moderate level of precision with 79.31% of data pairs within a precision limit of 20% for HARD analyses. When a lower cut is raised to 0.5g/t this precision rises significantly. This is only a small dataset and there appears to be about 10% of all pulps that have been labelled incorrectly as re-assay by Genalysis returned low values.

The level of precision of TWL assays is considered acceptable although some pulp labelling errors are evident.

14.2.5.4 Pulp Umpire Duplicates SGS

Summary statistics are presented in the following table. QC Assure comparative data analysis plots presented in Figure 30.3.

The dataset indicates an acceptable level of precision with 82.9% of data pairs within a precision limit of 20% for HARD analyses. No bias is apparent with the data.

Table 14.6 : SGS versus Genalysis Summary Statistics – Pulp Duplicates

Description	*Original Assay (ppm)*	*Duplicate Assay (ppm)*
Number Analysed	573	573
Minimum	0.5	0.12
Maximum	63	60.82
Mean	3.89	3.79
Median	1.77	1.79
Std Deviation	5.63	5.61

14.2.5.5 Genalysis Pulp Repeats

Summary statistics are presented in the following table. QC Assure comparative data analysis plots presented in Figure 30.31

Table 14.7 : Genalysis Summary Statistics –Pulp Repeats

Description	*Original Assay (ppm)*	*Duplicate Assay (ppm)*
Number Analysed	92	92
Minimum	0.43	0.59
Maximum	208.25	202.92
Mean	23.75	25.12
Median	19.29	18.86
Std Deviation	26.1	28.45

The dataset indicates a high level of precision with 93.48% of data pairs within a limit of 20% HARD analyses. Higher grade assays >40g/t Au replicated poorly but this is expected with high nugget samples.

14.2.5.6 Sieve Tests

Regular (every 30 samples) sieve tests (-75 micron) were conducted by Genalysis on the pulps by a laser particle size analyser. The pulps were on average ground to 80micron.

Summary statistics are presented in the following table. Sieve test analyses by Genalysis show an acceptable level of grinding of samples.

Table 14.8 : Sieve Testing by Genalysis Summary Statistics passing 75 micron

Description	*-75 micron*
Number Analysed	95
Minimum	60.68
Maximum	100
Mean	89.56
Std Deviation	8.72

14.2.6 Analytical Data Quality Summary

Detailed quality control assessment of the analytical data generated has not identified any material bias. The analytical precision for both assay standards and field duplicate data is acceptable. The quality of the analytical data applied in resource estimation is generally considered consistent with industry standards. Umpire assaying showed an acceptable level of precision for the extensive dataset reviewed. As part of normal exploration practises, ongoing review of all quality control data, including independent umpire assaying and independent submission of internationally accredited standards, is strongly recommended.

14.3 Bulk Density Determinations

See Paragraph 17.4 (Statistical Analysis)

14.4 Survey Control

14.4.1 Topography

Topography has been generated from the drill hole collar survey data. RSG Global considers the topography to be of moderate confidence considering the limited relief of the Inata deposits. A more extensive topographic survey is recommended for detailed mine planning.

14.4.2 Collar Surveys

In 1998, when Resolute took over exploration management at the Belahouro Project, a detailed surveying program was completed over the entire project. BAGEME/IGB, a Burkina Faso government survey agency, was employed to complete the survey. Baselines of the local grids were accurately surveyed and geodetic stations were established in UTM WGS 84 datum.

Drill holes have been accurately surveyed using standard theodolite techniques based on the geodetic stations. Subsequent drilling by Resolute has been picked up by a differential GPS unit to survey drill-hole collars to an accuracy of ±1 meter.

RSG Global has independently checked nine drill hole collars using a hand held GPS (6 meters accuracy), randomly selected from the South Inata, Central Inata, North Inata and Minfo deposits and the Sayouba prospect. The check survey is comparable to the provided database collar survey.

All recent Goldbelt drilling has been resurveyed by DGPS and the data is incorporated into the exploration survey file. All drill-hole collars are marked with a concrete slab for future reference.

14.4.3 Down-hole Surveys

BHP-Resolute drilling diamond drilling was down-hole surveyed by an unstated method at regular down-hole intervals. The RC holes were unsurveyed. However, the limited depth of these holes would result in little substantial deviation and therefore the lack of survey is not considered material.

For the current Goldbelt drill programs, down-hole surveys are undertaken by the drilling contractor under the supervision of Goldbelt personnel prior to the completion of each hole. All down-hole surveys were completed using an Eastman single shot camera at the collar and at regular down-hole intervals. All azimuth readings taken by the camera are magnetic. No survey shots were validated during the site visit due to the site personnel being unable to locate the survey discs.

In the case of RC holes, surveys are undertaken at nominal 30 meters to 50 meters intervals in the open hole after drilling is completed. The drill-holes remain very open due to the lack of ground water (up to 200 meters in depth) and are easily surveyed open hole with minor risk of hole blockage or loss of camera. Each survey result is checked onsite before being entered into the survey file and is re-surveyed if a discrepancy between the planned and determined orientation is evident. Typical deviation is less than 7° in both dip and azimuth for drill-holes of up to 200 meters depth.

The azimuth and dip can be readily determined through the bottom of the bit for diamond core holes. This information is also determined at nominal 30 meters to 50 meters intervals down-hole and recorded in the database in a similar fashion to the RC drilling.

Once the set-up orientation of the rigs is defined, little deviation is evident in either the RC or diamond drilling and the spatial distribution of data is considered to be well controlled.

14.5 Data Quality Summary

On the basis of the 2005 RSG Global technical audit and site visits, and data provided subsequently by Goldbelt technical staff, the appropriateness of the exploration procedures relating to resource delineation can be summarized as follows:-

- Diamond and RC drilling have been undertaken by reputable contract drilling companies using industry standard drilling equipment and procedures.
- Survey control for the majority of projects is accomplished by surveying of drill-hole collars using a DGPS. Drill-hole locations are well established in relation to local and UTM grids.
- Drill hole sampling procedures are consistent with acceptable industry standards.
- Assaying procedures are considered consistent with acceptable industry standards.
- Review of the pills data indicates that a high level of error is present in sample preparation where pills were removed, however no bias has been identified in samples assayed including the pills.

- Review of the field duplicate data indicates that an acceptable level of precision is achieved indicating total error is also acceptable. No bias has been identified in this data set.

- Assaying completed by ITS and Transworld displays acceptable levels of accuracy and precision.

- Density stratification based on diamond core data is considered acceptable for resource calculation however more data is required for improved and possibly a higher tonnage calculation.

14.6 Source Data

Goldbelt staff supplied digital and hard copy data for the Belahouro Project. In summary, the following key digital data relevant to the resource estimation study was provided:-

- Drill-hole databases containing collar location data, down-hole survey data, assay data, and geology data.

- Internal documentation including geological logging tables.

- QA/QC databases.

- Density databases.

In addition, reference data and support documentation relevant to the resource estimation study were supplied as numerous internal company reports.

14.7 Drill-hole Database

RSG Global was supplied with a series of binary and ASCII databases from site. This data was loaded into the Micromine software package and reviewed in detail as part of the resource estimation process. The database investigations undertaken by RSG Global included:-

- A review for completeness (hole exists in assay, collar, survey and geology files).

- Validation for duplicated sample numbers.

- A review of assay results for consistency of recording, flagging, detection limit, and unit.
- Compilation and validation of missing intervals.
- Review of high-grade assay intervals.
- Validation of geology codes.
- 3D coordinate generation and review.

In addition to the above, a validation of primary assays against the original assay certificates was undertaken. At least one hole per section line was compared against the digital database. This represented approximately 30% of the database. A small number of inconsistencies were identified during the database validation, requiring adjustment or correction prior to resource estimation, including:-

- Incorrect and incomplete down-hole survey data.
- Missing assays from intervals known to have been assayed.
- Typographical errors.
- Inconsistencies in the geological coding due to multiple phases of exploration, and variations in geology codes and logging personnel.

The databases are considered to be of acceptable industry standards. Summary details of the validated database grouped by drill type are provided in the following table

Table 14.9 : Summary of Drilling Database Statistics Grouped by Drill Type

Description	*DDH*	*RC*	*Total*
Holes	24	927	951
Meters	3,311.9	80,784	84,095.9

Summary details of the drilling completed grouped by company are provided in the following table.

Table 14.10 : Summary of Drilling Database Statistics Grouped by Company

Company	*Description*	*DDH*	*RC*	*Total*
Pre BHP	Holes	4	0	4
	Meters	200.9	0	200.9
BHP	Holes	6	156	162
	Meters	1,069.5	12,006.5	13,076
BHP Resolute	Holes	0	309	309
	Meters	0	21,445	21,445
Resolute	Holes	11	66	77
	Meters	1,750.5	4,407	6,157.5
Goldbelt	Holes	3	395	398
	Meters	290.9	42,968	43,158.9

Summary details of the drilling completed grouped by assay laboratory are provided in the following table

Table 14.11 : Summary of Drilling Database Statistics Grouped by Laboratory

Company	*Description*	*DDH*	*RC*	*Total*
Bumigeb	Holes	4	0	4
	Meters	200.9	0	200.9
SGS (BHP Tarkwa)	Holes	6	156	162
	Meters	1069.5	12,006.5	13,076
ITS	Holes	11	375	386
	Meters	1750.5	25,852	27,602.5
Transworld	Holes	3	198	201
	Meters	290.9	19,934	20224.9
SGS (Tarkwa)	Holes	0	198	198
	Meters	0	22,784	22,784

SECTION 15 - ADJACENT PROPERTIES

The permit immediately to the North of the Belahouro Permits is owned by Orezone Resources (OZN:TSX, Amex), a Canadian gold exploration and development company that acquired the 404 km^2 Ouairé Kerboulé exploration permit, in April 1997 and now holds a 75% interest in the permit with an option to earn an additional 25% interest. Orezone Resources are actively exploring the permit, having spent over $1 million on exploration to date and have identified significant mineralization at Kerboulé approximately 25 km to the North-North East of Inata.

Orezone Resources suggests that mineralization at Kerboulé lies in the same structural corridor to that of the Inata deposit and that mineralization also occurs in a similar shear zone and geological setting containing the same volcano-sedimentary and volcaniclastic rocks. The global Inferred resource quoted by Orezone Resources (at September 2005) at Kerboulé is currently 4.8 million tonnes at 1.3g/t Au (200,000 ounces). Orezone Resources believes that the economic feasibility of the Kerboulé project is currently related to the advancement of the Inata Deposit. The next phase exploration program on the Ouairé Kerboulé permit, according to Orezone, will focus on defining large scale mineralization that has the potential of hosting a multi-million ounce deposit.

RSG Global considers that there are no other mineral deposits associated with adjacent projects that are directly relevant to the Belahouro Project.

SECTION 16 - MINERAL PROCESSING AND METALLURGICAL TESTING

In 1999, four composite samples of Inata material were tested by AMMTEC of Australia. The samples were crushed to minus 2mm prior to splitting into both 1kg mill charges and 200g assay samples. Duplicate head assays compared well, with less than 5% variation between assays. Samples were ground to 80% passing either 106 or 75 microns. Gravity recovery was tested using a small Knelson concentrator after grinding followed by amalgamation. All gravity and amalgam tailing was then subject to cyanide leaching. The results are summarized in the following table.

Table 16.1 : Gravity Cyanidation Test Results on Inata Composites

Comp. Sample No.	*Description*	*Grind 80% passing microns*	*Calc'd Head Au g/t*	*Leach Residue Au g/t*	*Gold Extraction % with time Hrs.*				*Reagent Consumption kg/t*	
					Gravity	*2*	*8*	*24*	*Lime*	*NaCN*
T128827	L.G. ox. (0-16m)	106	1.49	0.083	16.2	84.4	94.5	94.5	1.17	0.83
		75	1.41	0.082	11.3	77.2	92.1	94.2	1.66	0.53
T128828	H.G. Ox. (6-65m)	106	8	0.322	14.9	91.4	95.2	96	1.37	0.78
		75	8.3	0.341	13.9	80.4	94.5	95.9	1.36	1.08
T128829	L.G. ox./Tr. (68-91m)	106	1.6	0.311	13.6	80.6	80.6	80.6	3.7	0.68
		75	1.38	0.382	8.8	82.5	84.7	86.8	2.52	0.75
T128830	H.G. Ox./Tr. (61-90)	106	7.8	1.21	16.8	80.9	83.6	84.4	2.74	1.08
		75	7	1.25	10.4	80	82.1	82.1	3.28	0.75

The tests indicate that the material is not particularly grind sensitive below 100 microns. Ninety percent recoveries were achieved in oxide samples similar to results obtained from 24 bottle roll tests at ITS laboratory in Ouagadougou. Due to the relatively low recoveries in transition samples, oxygen sparging tests were performed on the T128829 106 micron sample. Aeration improved overall recovery to 90% within two hours with slightly lower lime consumption.

Test work was also carried out by AMMTEC regarding potential "preg-robbing" carbon thought to be present in some of the host rocks. Samples of core from hole INRD 09 were shipped to Australia for the tests. The samples were from carbonaceous shale at 143 meter depth and andesite at 181 meters. The mineralized zone averaged 1.35g/t Au from 151 meters to 164 meters and 6.15g/t Au from 164 meters to 172 meters. The andesite contained mainly carbonate carbon, however, the shale sample was found to be extremely "preg-robbing", 90% of the solution gold being removed within one hour.

CIL tests were run on Inata North and Central deposit composites. Samples were ground to 80% passing 106 microns and again gravity concentrates (11% to 25% recovery) were removed prior to leaching. Oxide recoveries of 91% and 92% were achieved and transition zone recoveries were lower at 81% to 86%. Some recovery of gold was made in all cases after one day of leaching, a much slower dissolution rate than previous tests, which was attributed to the grind size.

Samples of oxide and transition material were used to calculate the bond work index of the material. The results by AMMTEC indicated work indices of 16 for oxide material and 11 to 13 for transition material. The index of 16 reported by AMMTEC is quite high and further work is warranted to verify this number and determine the reason for it. In their various reports AMMTEC recommend that further studies are warranted to determine minor element (such as copper) effects on leaching which could be done by ICP analysis of assay samples.

The results reported in the previous table were obtained in a program of test work which employed the direct cyanide leaching of gravity tailings. Additional test work has since been conducted on ten composite samples to determine whether carbon in leach (CIL) is a more suitable approach than direct cyanide leaching. The samples were collected from three areas of the deposit; oxide and transition samples 911 came from Inata South, oxide, transition and fresh (sulphide) samples 912 came from Inata Central while the remaining five samples came from Inata North.

Table 16.2 : Comparison of CIL and Direct Cyanide Leaching Results

Composite/method	*Calculated head, g/t*	*Leach residue, g/t*	*% Recovery after 24 hours*	*% Recovery after 48 hours*
911 oxide, CIL	1.79	0.102	91.69	94.34
911 oxide, Direct	2.40	0.179	91.56	92.57
911 transition, CIL	11.9	0.586	94.68	95.08
911 transition, Direct	15.1	3.83	76.93	74.66
912 oxide, CIL	5.88	0.135	96.34	97.71
912 oxide, Direct	13.95	0.186	91.62	98.67
912 transition, CIL	6.94	0.464	92.63	93.51
912 transition, Direct	7.85	0.731	90.00	90.69
912 fresh, CIL	4.61	1.78	56.77	61.51
912 fresh, Direct	4.88	4.81	2.34	1.46
913, oxide, CIL	6.14	0.340	93.69	94.47
913 oxide, Direct	7.13	0.701	90.06	90.17
913 transition, CIL	5.38	1.20	75.92	77.68
913 transition, Direct	5.56	4.87	14.59	12.50
913 fresh, CIL	0.511	0.269	38.08	47.36

Composite/method	*Calculated head, g/t*	*Leach residue, g/t*	*% Recovery after 24 hours*	*% Recovery after 48 hours*
913 fresh, Direct	0.514	0.498	3.15	3.23
914 oxide, CIL	3.19	0.084	95.87	97.36
914 oxide, Direct	3.99	0.106	97.20	97.34
914 fresh, CIL	2.25	0.120	92.54	94.67
914 fresh, Direct	2.56	0.232	94.48	90.95

A grind of 80% passing 75 μm was employed throughout. The recoveries obtained by direct cyanide leaching of the oxide composite samples for 48 hours ranged *from* 90.17 – 98.67%, giving an arithmetical average of 94.69%. When CIL was employed, the results were slightly superior, recoveries ranging from 94.34-97.71% to give an arithmetical average of 95.97%. From these results, it would appear that "preg-robbing" in oxide ore is not a major problem and it may be resolved by the application of CIL.

The results from the transition and fresh ore samples were much more variable. The recoveries from transition samples obtained by direct leaching ranged from 12.50-90.69% (average 59.28%); while those from CIL ranged from 77.68-95.08% (average 88.76%). In the case of fresh ore, the recoveries obtained by direct leaching ranged from 1.46-90.95% (average 31.88%); while those from CIL ranged from 47.36-94.67% (average 67.85%). Thus, with transition and fresh ore, there were samples e.g. transition samples 911 and 912 from Inata South and Central respectively and a fresh sample 914 from Inata North, where "preg-robbing" could largely be suppressed by the application of CIL to give recoveries similar to those obtained from oxide ore. There were also samples of fresh and transition ore (fresh samples 912 and 913 and transition sample 913), where the effect of "preg-robbing" was only partially countered by the use of CIL to give recoveries of 47.36-77.68%.

Since CIL was *only partially* successful, the pre-conditioning with kerosene prior to CIL to passivate the "preg-robbing" species was investigated.

Table 16.3 : Investigations into Pre-conditioning with Kerosene prior to CIL

Composite/method	*Calculated head, g/t*	*Leach residue, g/t*	*% Recovery after 24 hours*	*% Recovery after 48 hours*
912 fresh, Direct	4.88	4.81	2.34	1.46
912 fresh, CIL	4.61	1.78	56.77	61.51
912 fresh, kerosene /CIL	5.16	1.18	75.79	77.24
913 transition, Direct	5.56	4.87	14.59	12.50
913 transition, CIL	5.38	1.20	75.92	77.68
912 transition, kerosene /CIL	6.33	0.792	83.32	87.48

It is clear that pre-conditioning with kerosene was beneficial and further work would be recommended to determine the optimum dosage and conditioning time.

Further testwork was carried out to investigate the optimum grind for Belahouro ore. Seven samples were ground to four 80% passing sizes (38 µm, 75 µm, 106 µm and 150 µm) before being subjected to CIL cyanidation.

An 80% passing size of 38 µm gave the highest recoveries from four of the seven samples (oxide samples 911, 914, transition sample 912 and fresh sample 914). In one of the tests (oxide sample 913), grinding to 80% passing size 75 µm gave the best result, while, in two tests (oxide sample 912 and transition sample 911), the best results were obtained where comparatively coarse grinds of 80% passing size 150 µm were employed. In case of oxide sample 912, the high value of feed sample in the test using a grind of 80% passing size 150 µm inflated the recovery and the optimal indicated result was that from the test employing a grind of 80% passing size 75 µm, which gave the lowest value of leach residue.

In most cases, the difference in recoveries between the tests where grinds of 80% passing 38 µm were used and those where the grinds were 80% passing 75 µm did not justify the required increase in power required to achieve the finer grind, thus a grind of 80% passing 75 µm was adopted.

Table 16.4 : Investigation of Grind Size

Sample	*Grind, 80% passing size, µm*	*Calculated head, g/t*	*Leach residue, g/t*	*Recovery after 24 hours, %*	*Recovery after 48 hours, %*
911 oxide	150	1.38	0.225	79.56	83.70
	106	1.26	0.176	81.58	86.07
	75	1.79	0.102	91.69	94.34
	38	1.17	0.063	89.82	94.63
911 transition	150	14.4	0.546	95.83	96.22
	106	13.7	0.550	95.58	96.00
	75	11.9	0.586	94.68	95.08
	38	13.3	0.653	94.67	95.10
912 oxide	150	15.1	0.296	92.96	98.04
	106	9.4	0.196	97.03	97.91
	75	5.88	0.135	96.34	97.71
	38	4.67	0.141	95.23	96.98
912 transition	150	6.62	0.475	91.69	92.72
	106	6.72	0.424	92.69	93.69

Sample	*Grind, 80% passing size, µm*	*Calculated head, g/t*	*Leach residue, g/t*	*Recovery after 24 hours, %*	*Recovery after 48 hours, %*
	75	6.94	0.464	92.63	93.51
	38	6.66	0.259	95.10	96.11
913 oxide	150	6.64	0.541	91.00	91.85
	106	6.12	0.484	91.17	92.09
	75	6.14	0.340	93.69	94.47
	38	6.16	0.357	93.29	94.21
914 oxide	150	3.20	0.114	94.68	96.46
	106	3.46	0.123	94.82	96.46
	75	3.19	0.084	95.87	97.36
	38	3.29	0.069	96.17	97.90
914 fresh	150	2.12	0.179	88.86	91.54
	106	2.25	0.151	90.78	93.29
	75	2.25	0.120	92.54	94.67
	38	2.27	0.112	92.59	95.08

In a separate set of tests, these composite samples were treated in a Knelson concentrator after grinding 80% passing 75 µm. The concentrate from the Knelson was amalgamated. The amount of gold recovered by gravity concentration/amalgamation varied from 8.8% (913 oxide) to 88.6 (912 oxide), the arithmetical average being 40.8%.

16.1 Conclusion

Varying degrees of "preg-robbing" activity will be encountered in the treatment of Belahouro ore. On existing evidence, this not a serious problem with oxide ore, which forms the bulk of the deposit, as the mild "preg-robbing" problem can be resolved by the use of CIL to give recoveries of about 95%. The use of CIL can also give satisfactory recoveries of about 93% from some samples of transition and fresh ore. With other samples of transition and fresh ore the use of CIL will not be sufficient to obtain satisfactory results and pre-conditioning of the ore with kerosene will be required. Further test work will be required to determine the maximum recovery achievable by CIL preceded by conditioning with kerosene. It would seem that the incidence of ore requiring kerosene pre-conditioning is not restricted to a particular ore type in the non-oxide phases or from a discrete area of the deposit. It may be related to carbon content and the correlation of refractoriness with carbon content would be worth investigation. Kerosene pre-conditioning will only be required periodically and, if such a relationship exists, it can be used to give warning of the need to bring the kerosene pre-conditioning circuit into operation.

The introduction of gravity concentration to remove the coarse gold prior to leaching should reduce leaching time and would be expected to increase recovery. It will also recover gold before the addition of cyanide, thereby reducing the quantity of gold at risk to loss due is to "preg-robbing".

SECTION 17 - MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Introduction

RSG Global has generated resource estimates for the Inata and Minfo deposits within the Belahouro Gold Project as at 24th April 2006 using the MIK estimation technique. The Sayouba deposit was estimated using the OK technique. The technique selection was based on a combination of factors including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization.

The resource model was derived via geological and mineralization zone modelling of the individual deposits.

17.2 Database

The resource estimation was based on the updated exploration database which comprised a series of binary and ASCII files. These files were reviewed and validated by RSG Global prior to commencing the resource estimation study.

No topographic data was supplied and, as such, a topographic surface has been generated from drill hole collar co-ordinates. No depletion of the model has been undertaken for the artisinal workings due to the lack of robust topographic information and digital data pertaining to the workings. The Inata artisan workings viewed during the RSG Global site visit are small scale and are considered insignificant in respects to resource depletion.

17.3 Geological Modelling and Mineralized Zone Interpretation

Surfaces were generated for the regolith/oxidation (logged weathering) and used to code the drill-hole database, the block model and bulk density stratification. The regolith/oxidation surfaces represent the base of the oxide and base of the transitional zones. Figure 30.32 provides a typical cross section.

Site based personnel have also provided basic geological wire frames representing broad lithological boundaries modelled. Further lithological modelling by site personnel should focus on refining the lithological boundaries and identifying the lithological units that may impact upon processing of the ore. While lithology is not dependent upon defining the mineralization extents of the deposit, defining lithological units such as hydroscopic clays and carbonaceous shales can assist in defining and understanding the metallurgical characteristics of the deposit.

A mineralization interpretation was completed based on the geological review and site visit completed by RSG Global. The interpretation captured the broad mineralization halo that encompasses the geological vein system.

The parameters applied to mineralization zone definition were as follows:-

- A notional 0.3g/t Au lower cutoff.
- A minimum horizontal thickness of 3 meters.
- Consistency with the available geological interpretation.

Applying the notional 0.3g/t Au lower cutoff grade and geology criteria, 7 major mineralization domains (termed domains 110,120,130,140 (Inata North), 210, 220 (Inata Central) and 310 (Inata South)) were defined at the Inata deposit. Note that domain 140 in Inata North represents a high grade zone generated at > 5g/t Au which is entirely encompassed by domain 110. Two broad domains (termed domain 510 and 520) were defined to constrain the remaining background mineralization where the continuity of mineralization was difficult to establish. The mineralized domains were used to code both the drill-hole database and block model.

At Minfo, using the same domaining criteria as used for Inata, 3 domains were defined (termed domains 710, 720 and 730). Domain 710 represents the major shear zone, while the remaining domains are considered to be minor pods of mineralization.

The Sayouba mineralization is considered to be sub parallel to the Inata shear and 4 mineralised domains were defined (termed domains 610, 620, 630 and 640). Domain 610 exhibited the most continuity of these pod-like domains along strike.

Figures 30.32 to30.36 present plan views of the drilling and the mineralization interpretation for all domains, with typical a cross section provided as Figures 30.37 to 30.39. Note the presented figures show the down dip extensions of the mineralization wireframes used to extrapolate the grade estimate for pit optimization purposes. The regions of domain extension were excluded from the resource reporting.

Figures 30.40 to 30.41 depict plan views of the mineralization for Minfo and Sayouba respectively.

17.4 Statistical Analysis

The drill-hole database was composited to a 2 meter down-hole composite interval, recording the coded geological data. The 2 meter composites were used for subsequent statistical, geostatistical and grade estimation investigations.

Classical statistics were generated for all domains for Inata, Minfo and Sayouba in the following figures respectively. A high grade of 117.0g/t and 210.3g/t was noted for Domain 210 and 310 at Inata. The grade distributions are typical of gold deposit of this style, and show a positive skew or near lognormal behaviour. The coefficient of variations (CV - calculated by dividing the standard deviation by the mean grade) are high (generally above 1) consistent with the presence of extreme grade composites that potentially require high grade cutting for grade estimation.

Table 17.1 : Summary Statistics by Grouped Domain Inata (2 m Composites Uncut, Gold grade (g/t))

Property	*Domain 110*	*Domain 120*	*Domain 130*	*Domain 140*	*Domain 210*	*Domain 220*	*Domain 310*	*Domain 510*	*Domain 520*
Count	2,054	491	170	207	1,601	72	620	7,390	8,428
Min	0.007	0.007	0.014	0.03	0.01	0.034	0.025	0.005	0.005
Max	22.05	18.59	5.77	27.15	117.0	12.92	210.3	25.59	17.95
Mean	1.95	1.66	0.92	8.54	1.94	1.56	1.71	0.15	0.14
Median	1.02	0.88	0.54	7.54	0.82	0.96	0.67	0.05	0.06
Std Dev	2.52	2.30	1.11	5.23	4.15	2.03	9.05	0.57	0.44
CV	1.29	1.39	1.20	0.61	2.14	1.31	5.30	3.93	3.07

Table 17.2 : Summary Statistics by Grouped Domain Minfo (2 m Composites Uncut Gold grade (g/t))

Property	*Domain 710*	*Domain 720*	*Domain 730*
Count	254	14	6
Minimum	0.01	0.05	0.86
Maximum	20.13	3.65	5.55
Mean	1.19	0.89	2.11
Median	0.64	0.55	1.55
Std Dev	1.95	0.89	2.48
CV	1.64	1.00	0.75

Table 17.3 : Summary Statistics by Grouped Domain Sayouba (2 m Composites Uncut Gold grade (g/t))

Property	*Domain 610*	*Domain 620*	*Domain 630*	*Domain 640*
Count	41	19	20	4
Minimum	0.07	0.27	0.06	0.95
Maximum	22.75	7.90	2.53	11.44
Mean	2.69	1.40	1.00	3.73
Median	1.24	0.97	0.84	1.26
Std Dev	3.24	1.67	0.81	4.46
CV	1.20	1.2	0.81	1.20

The requirement for high grade cuts or caps was assessed via a number of steps to ascertain the reliability and special clustering of the high grade composites. The steps completed as part of the high grade cap assessment are summarized below:-

- A review of the composite data to identify any data that deviates from the general data distribution. This was completed using histograms and log probability plots, for example, Figure 30.42 displays the log probability plot for Domain 310 and highlights the high grade cap applied.
- Construct and review plots comparing the contribution to the mean and standard deviation of the highest-grade composites (Figure 30.43).
- A visual review to allow assessment of the clustering of the higher-grade composite data.

Based on the high grade cap investigations, high grade caps were selected and applied to the composite data as shown in the following table. Little reduction in the available metal is noted for Inata North while the caps applied to Domain 310 adjust a small amount of the data, but impacts the mean grade significantly.

Table 17.4 : Summary of Upper Cuts including Pre and Post Application of High Grade Cap Sample Statistics (2 m Run Length Composites – Gold Au (g/t))

Region	Domain	Pre Cap Statistics				High Grade Cap	Post Cap Statistics				% Reduc in Mean
		No Data	Mean	Std Dev	CV		Mean	Std Dev	CV	Number Data Capped	
Inata North	110	2,054	1.95	2.52	1.29	no cut	1.95	2.52	1.29	0	100%
	120	491	1.66	2.30	1.39	no cut	1.66	2.30	1.39	0	100%
	130	170	0.92	1.11	1.20	no cut	0.92	1.11	1.20	0	100%
	140	207	8.54	5.23	0.61	no cut	8.54	5.23	0.61	0	100%
Inata Central	210	1,601	1.94	4.15	2.14	28.0	1.87	2.99	1.60	0	97%
	220	72	1.56	2.03	1.31	12.9	1.56	2.03	1.31	2	100%
Inata South	310	620	1.71	9.05	5.30	16.0	1.27	2.03	1.60	4	74%
Min. Halo Nth	510	7,390	0.15	0.57	3.93	10.0	0.14	0.45	3.15	4	97%
Min. Halo Sth	520	8,428	0.14	0.44	3.07	8.0	0.14	0.38	2.68	0	99%

In aggregate, 1,491 Bulk density determinations were available for review. The Bulk density data was collected by Goldbelt using an immersion in water technique with the core billet sealed with a documented industry standard practice technique prepared by RSG Global field personnel assisting Goldbelt. The final density applied to resource reporting is presented in the following table.

Table 17.5 : Summary Statistics Bulk Density Data (t/m^3) Grouped by Weathering

Domain	Highly Weathered	Moderately Weathered	Slightly Weathered	Primary
Count	365	499	154	473
Mean Bulk Density	1.9	2.1	2.2	2.5

17.5 Variography

Variography is used to describe the spatial variability or correlation of an attribute (gold, silver, sulphur, etc). The spatial variability is traditionally measured by means of a variogram, which is generated by determining the averaged squared difference of data points at a nominated distance (h), or lag. The averaged squared difference (variogram or $\gamma(h)$) for each lag distance is plotted on a bivariate plot, where the X-axis is the lag distance and the Y-axis represents the average squared differences ($\gamma(h)$) for the nominated lag distance.

In this document, the term "variogram" is used as a generic word to designate the function characterizing the variability of variables versus the distance between two samples. Correlograms have been used for the estimation studies completed for the Belahouro Project.

Fitted to the determined experimental variography is a series of mathematical models which, when used in the kriging algorithm, will recreate the spatial continuity observed in the variography. All variography for the resource estimation study has been based on the 2 meter composite grade data captured within the investigated mineralized domains.

Geostatistical software Isatis has been used to generate and model variography. The rotations are reported as inputs for grade estimation, with X (rotation around Z axis), Y (rotation around Y`) and Z (rotation around X``) axes also being referred to as the major, semi-major and minor axes respectively.

Variography was generated and modelled for the grouped mineralization domains with the exception being Inata South which was modelled independently. Typically, variography was generated and modelled for the grade data and 5 indicator thresholds, generally representing the 30th, 50th, 75th, 85th and 90th percentiles of the data distribution.

A summary of the key aspects of the indicator variography is provided in bullet form below:-

- The relative nugget (% nugget variance of the total variogram variance) for the indicator variography ranges between 30% and 48%, indicating a moderate amount of close-spaced variability. Similar relative nugget effects, ranging from 36% to 40%, are noted for the grade variography.
- Short-range structures dominate the non-nugget variance, often with a range at or less than the average drill spacing. The implication of this is that a high degree of smoothing can be expected in estimation and that estimation of small blocks will be ineffective and result in over smoothing.
- Overall ranges are noted to be in excess of the current drill spacing.
- No plunge component within the mineralized envelopes was identified for any domains.

The modelled variography is consistent with both the geological modelling and the style of mineralization. Increased nugget effects and reduced ranges have been fitted for the higher grade indicator thresholds. The indicator variogram models are presented in the following two tables

Due to the difficulties in achieving realistic variagraphy for the Sayouba deposit due to the limited composites available the grade variography for Inata domain 110 was assumed for the Sayouba domains.

Table 17.6 : Gold Variogram Models- Inata

Domain	*Indicator Thresh. or Type*	*Nugget*	*Rotation*			*Structure 1*				*Structure 2*			
			z rotn	*y rotn*	*x rotn*	*Sill 1*	*Range X*	*Range Y*	*Range Z*	*Sill 2*	*Range X*	*Range Y*	*Range Z*
110 / 120 / 130 / 140	Au	0.40	05	0	70	0.41	42	25	11	0.19	110	70	26
	0.59	0.42	05	0	70	0.40	45	34	12	0.18	120	95	22
	1.27	0.42	05	0	70	0.40	40	31	10	0.18	105	85	22
	2.56	0.45	05	0	70	0.38	40	30	10	0.17	90	70	22
	5.16	0.45	05	0	70	0.38	35	26	9	0.17	80	60	18
	8.49	0.48	05	0	70	0.36	30	22	8	0.16	70	50	18
220 / 230 / 510 / 520	Au	0.38	15	0	70	0.39	30	35	9	0.23	50	80	13
	0.45	0.36	15	0	70	0.41	35	28	14	0.23	85	90	22
	0.84	0.38	15	0	70	0.41	35	28	13	0.21	85	90	21
	1.74	0.38	15	0	70	0.41	35	24	13	0.21	85	90	21
	3.44	0.40	15	0	70	0.39	30	20	10	0.21	65	75	17
	7.44	0.48	15	0	70	0.38	15	14	4	0.16	45	47	7
310	Au	0.36	05	0	70	0.46	35	28	14	0.18	85	80	22
	0.41	0.38	05	0	70	0.45	50	32	14	0.17	110	80	26
	0.67	0.38	05	0	70	0.45	50	28	14	0.17	110	60	26
	1.15	0.40	05	0	70	0.43	45	28	14	0.17	100	60	26
	2.10	0.42	05	0	70	0.41	45	24	12	0.17	70	50	20
	4.27	0.44	05	0	70	0.41	30	20	8	0.15	55	40	14

Table 17.7 : Gold Variogram Models- Minfo

Domain	*Indicator Thresh. or Type*	*Nugget*	*Rotation*			*Structure 1*				*Structure 2*			
			z rotn	*y rotn*	*x rotn*	*Sill 1*	*Range X*	*Range Y*	*Range Z*	*Sill 2*	*Range X*	*Range Y*	*Range Z*
710/720/730	Au	0.38	300	0	-70	0.32	18	18	6	0.19	50	30	12
	0.33	0.36	300	0	-70	0.41	24	22	8	0.23	80	75	18
	0.66	0.37	300	0	-70	0.40	22	20	8	0.23	70	65	16
	1.12	0.37	300	0	-70	0.40	20	18	6	0.23	60	50	12
	2.00	0.37	300	0	-70	0.40	20	18	6	0.23	60	50	12
	3.73	0.38	300	0	-70	0.39	18	16	6	0.23	50	40	10

17.6 Block Model Development

A three dimensional block model was generated to enable grade estimation for all deposits. The selected block size was based on the geometry of the domain interpretation and the data configuration. For the Inata, Minfo and Sayouba deposits a parent block size of 15mE x 25mN x 5mRL was selected with sub-blocking to a 3.75mE x 6.25mN x 1.25mRL cell size to improve volume representation of the interpreted wireframe models. Sufficient variables were included in the block model construction to enable grade estimation and reporting.

The block model construction parameters for each deposit are displayed in the following tables.

The mineralization domains and modelled regolith were coded to the block model for tonnage reporting. The mean bulk density, sub-divided by weathering, was applied to the block model for tonnage reporting, as summarized below:-

- Highly Weathered 1.9t/m³
- Moderately Weathered 2.1t/m³
- Slightly Weathered 2.2t/m³
- Primary 2.5t/m³

Table 17.8 : Block Model Parameters Inata

Property	*East*	*North*	*Elevation*
Origin	682300	1585200	50
Extent (m)	900	1775	450
Parent Block size (m)	15	25	5
Sub-Block Size (m)	3. 75	6.25	1.25
Number of Blocks (parent)	60	71	90

Table 17.9 : Block Model Parameters Minfo

Property	*East*	*North*	*Elevation*
Origin	682100	1583000	50
Extent (m)	300	500	300
Parent Block size (m)	15	25	5

Property	*East*	*North*	*Elevation*
Sub-Block Size (m)	3. 75	6.25	1.25
Number of Blocks (parent)	20	20	60
Note: Model rotated 30 degrees			

Table 17.10 : Block Model Parameters Sayouba

Property	*East*	*North*	*Elevation*
Origin	683200	1588800	50
Extent (m)	300	300	300
Parent Block size (m)	15	25	5
Sub-Block Size (m)	3. 75	6.25	1.25
Number of Blocks (parent)	20	12	60

17.7 Grade Estimation

Multiple Indicator Kriging (MIK) was used to estimate the gold grade at Inata and Minfo, while ordinary kriging (OK) was used to estimate the gold grade at Sayouba. All grade estimation was completed in the mining package Vulcan using the GSLib implementation of MIK and OK methods. MIK is considered a robust estimation method for grade estimates for gold deposits such as Inata and Minfo when adequate consideration is given to restricting the influence of high-grade data. MIK grade estimation, with change of support, has been applied to produce recovered gold estimates targeting a selective mining unit (SMU) of 5mE x 10mN x 5mRL.

Panel estimates have been generated based on the parent block dimension, with the SMU emulation accomplished via an indirect lognormal change of support. Comparison of the SMU estimates with a global change of support generated using the discrete gaussian model, formed part of the resource estimate validation process.

The sample search parameters applied to the MIK were derived by various trials and included interactive testing of randomly selected blocks. The search neighbourhood testing included a review and optimization in respect to the collection of sufficient data to ensure robust estimation but minimisation of negative kriging weights, which in the context of MIK, are considered sub-optimum. Relatively restricted sample searches were applied to limit smoothing, however the majority of the interpreted domains blocks are estimated in the first sample search.

A consistent two-pass sample search approach was applied. Search orientations and passes are described in following three tables. The variance adjustment factors, used to produce the selective mining estimates, are provided in the last two tables.

Table 17.11 : Sample Search Criteria Inata

Parameter ID	Description	Sample Search Orientation			Sample Search			Sample		
		Major	Semi-Major	Minor	Major	Semi-Major	Minor	Min	Max	Max Per DH
Nth110	Domain 110 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 110 Pass 2	5	0	70	120	80	60	12	36	6
Nth120	Domain 120 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 120 Pass 2	5	0	70	120	80	60	12	36	6
Nth130	Domain 130 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 130 Pass 2	5	0	70	120	80	60	12	36	6
Nth140	Domain 130 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 130 Pass 2	5	0	70	120	80	60	12	36	6
Cen210	Domain 210 Pass 1	15	0	70	60	40	30	24	36	6
	Domain 210 Pass 2	15	0	70	120	80	60	12	36	6
Cen220	Domain 220 Pass 1	15	0	70	60	40	30	24	36	6
	Domain 220 Pass 2	15	0	70	120	80	60	12	36	6
Sth210	Domain 310 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 310 Pass 2	5	0	70	120	80	60	12	36	6
Sth210	Domain 310 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 310 Pass 2	5	0	70	120	80	60	12	36	6
Halo510	Domain 510 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 510 Pass 2	5	0	70	120	80	60	12	36	6
Halo520	Domain 520 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 520 Pass 2	5	0	70	120	80	60	12	36	6

Table 17.12 : Sample Search Criteria Minfo

Parameter ID	Description	Sample Search Orientation			Sample Search			Sample		
		Major	Semi-Major	Minor	Major	Semi-Major	Minor	Min	Max	Max Per DH
Minfo710	Domain 710 Pass 1	300	0	70	60	40	30	20	32	6
	Domain 710 Pass 2	300	0	70	120	90	50	4	32	6

Parameter ID	*Description*	*Sample Search Orientation*			*Sample Search*			*Sample*		
		Major	*Semi-Major*	*Minor*	*Major*	*Semi-Major*	*Minor*	*Min*	*Max*	*Max Per DH*
Minfo 720	Domain 720 Pass 1	300	0	70	60	40	30	20	32	6
	Domain 720 Pass 2	300	0	70	120	90	50	4	32	6
Minfo 730	Domain 730 Pass 1	300	0	70	60	40	30	20	32	6
	Domain 730 Pass 2	300	0	70	120	90	50	4	32	6

Table 17.13 : Sample Search Criteria Sayouba

Parameter ID	*Description*	*Sample Search Orientation*			*Sample Search*			*Sample*		
		Major	*Semi-Major*	*Minor*	*Major*	*Semi-Major*	*Minor*	*Min*	*Max*	*Max Per DH*
Say610	Domain 110 Pass 1	5	0	35	60	40	15	8	36	8
	Domain 110 Pass 2	5	0	35	120	80	30	2	36	8
Say 620	Domain 120 Pass 1	5	0	35	60	40	15	8	36	8
	Domain 120 Pass 2	5	0	35	120	80	30	2	36	8
Say 630	Domain 130 Pass 1	5	0	35	60	40	15	8	36	8
	Domain 130 Pass 2	5	0	35	120	80	30	2	36	8
Say 640	Domain 130 Pass 1	5	0	35	60	40	15	8	36	8
	Domain 130 Pass 2	5	0	35	120	80	30	2	36	8

Table 17.14 : Change of Support Parameters Inata Emulating a 5mE x 10mN x 5mRL SMU

Region	*Domain*	*Variance Adjustment Factor*
Inata North	110	0.11
	120	0.08
	130	0.19
	140	0.11
Inata Central	210	0.15
	220	0.27
Inata South	330	0.32
Halo 510	510	0.03
Halo 520	520	0.09

Table 17.15 : Change of Support Parameters Minfo Emulating a 5mE x 10mN x 5mRL SMU

Region	*Domain*	*Variance Adjustment Factor*
Minfo	710/720/730	0.11

Based on an extensive visual review completed in conjunction with statistical checks, RSG Global considers that the Inata resource estimate is globally robust, but is locally (on a block-by-block basis) of lower confidence, due to the identified moderate short-scale variability.

17.8 Resource Classification

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101. The resource estimate has been classified as a Measured Indicated and Inferred Mineral Resource based on the confidence of the input data, geological interpretation, and grade estimation. This is summarized in the following table as confidence levels of key criteria.

Table 17.16 : Inata Deposit - Confidence Levels of Key Criteria

Items	*Discussion*	*Confidence*
Drilling Techniques	Diamond/RC - Industry Standard approach	Moderate/High
Logging	Standard nomenclature has been adopted but not used in entire database. Independent assessments and recommendations have been completed by RSG Global that identifies the requirement for detailed logging of oxidation and weathering.	Moderate
Drill Sample Recovery	Recoveries are not recorded in database. RSG Global site visit indicates recoveries achieved in diamond drilling is below industry standards. Visual review by RSG Global suggests RC recoveries are of high standard.	Moderate
Sub-sampling Techniques and Sample Preparation	DDH drilling sampled in selective intervals. RC sampling conducted by industry standard techniques.	Moderate/High
Quality of Assay Data	Quality control procedures available and reviewed in site visit by RSG Global and considered to be of industry standard.	Moderate/High
Verification of Sampling and Assaying	Assessment of sampling and assaying been completed by RSG Global site review and has recommended and implemented new procedures.	Moderate/High
Location of Sampling Points	Survey of all collars conducted with accurate survey equipment. Investigation of down-hole survey indicates appropriate behaviours.	Moderate
Data Density and Distribution	Majority of regions defined on a notional 50mE x 25mN drill spacing. Drilling required at a 25mE x 25mN pattern for high confidence resource estimation	Moderate/High
Audits or Reviews	Data collection assessed by RSG Global site review and Cavey (2004).	NA
Database Integrity	Checking against original assay certificates completed by RSG Global. Checks indicate acceptable correlation with database	Moderate/High

Items	*Discussion*	*Confidence*
Geological Interpretation	Weathering (regolith) interpretation is considered preliminary with more uncertainty associated with top of fresh rock. The broad mineralization constraints are considered robust and moderate confidence.	Low to moderate
Estimation and Modelling Techniques	Multiple Indicator Kriging and Ordinary Kriging(Sayouba)	Moderate-High
Cutoff Grades	MIK is independent of cutoff grade although the mineralization constraints were based on a notional 0.3g/t Au lower cutoff grade.	Moderate-High
Mining Factors or Assumptions	A 5mE x 10mN x 5mRL SMU replicated for gold.	Moderate
Metallurgical Factors or Assumptions	Not applied	NA
Tonnage Factors (Insitu Bulk Densities)	Localised data collected as specific gravity determinations. Industry standard methodologies recommended by RSG Global during site visit.	Moderate

Based on the confidence criteria, a series of wireframe solids were generated to allow coding of the block model as a combination of Measured Resource (resclass=1) Indicated Resource (resclass = 2) and Inferred Resource (resclass = 3). These wireframe solids were primarily based upon drill density and geological continuity of the orebody. All estimated blocks falling outside the resource categorization solids were excluded from resource reporting.

17.9 Resource Statement

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000.

Table 17.17 below provides a summary of the Inata deposits Mineral Resources estimated using MIK by RSG Global, as at 24th April 2006. The resources are subdivided by cutoff grade and resource category. The resource model reported by regolith/oxidation sub-division is summarized in Table 17.18. The MIK Mineral Resources for the Minfo deposits are presented in Table 17.19 and Table 17.20 while the OK Mineral Resources for the Sayouba deposits are presented in Table 17.21 and Table 17.22.

It is important to note that the grade tonnage report is based on the MIK grade estimate and replicates a 5 mE x 10 mN x 5 mRL SMU typical of an open cut mining operation. Both the MIK model and OK model are targeted at cutoff grades between 0.5 and 1.2g/t Au and are considered effective to a maximum lower cutoff grade of 1.5g/t Au.

Table 17.17 : Grade Tonnage Report – Multiple Indicator Kriging 5mEx10mNx5mRL SMU Inata Block Model inamar06weath_bd.bmf Subdivided by CNI 43-101 Resource categories

Cutoff Grade	Measured			Indicated			Measured and Indicated			Inferred		
	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs
0.4	2,530	2.5	204	13,245	1.7	729	15,775	1.8	933	4,181	1.3	174
0.5	2,480	2.6	203	12,544	1.8	718	15,024	1.9	921	3,567	1.4	165
0.6	2,414	2.6	202	11,695	1.9	703	14,109	2.0	905	3,174	1.5	158
0.7	2,338	2.7	201	10,830	2.0	685	13,168	2.1	885	2,877	1.6	151
0.8	2,261	2.7	199	9,987	2.1	664	12,248	2.2	863	2,604	1.7	145
0.9	2,180	2.8	196	9,178	2.2	642	11,358	2.3	838	2,346	1.8	137
1	2,089	2.9	194	8,417	2.3	619	10,505	2.4	812	2,094	1.9	130
1.2	1,906	3.1	187	7,072	2.5	571	8,978	2.6	758	1,647	2.2	114
1.5	1,638	3.3	176	5,465	2.9	502	7,102	3.0	677	1,140	2.5	92

Table 17.18 : Grade Tonnage Report Subdivided by CNI 43-101 Resource categories and weathering Multiple Indicator Kriging 5mEx10mNx5mRL SMU Inata Block Model inamar06weath_bd.bmf

Description		Highly Weathered			Moderately Weathered			Slightly Weathered			Primary			Total		
		Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz
Measured	0.5	554	2.3	42	1,597	2.7	139	236	2.3	17	94	2.0	6	2,481	2.6	203
	0.7	533	2.4	41	1,498	2.8	137	224	2.4	17	83	2.2	6	2,338	2.7	201
	1.0	474	2.6	39	1,338	3.1	132	205	2.5	17	72	2.3	5	2,089	2.9	194
Indicated	0.5	2,822	1.7	153	5,474	1.8	315	1,882	1.9	114	2,366	1.8	136	12,544	1.8	718

Description		Highly Weathered			Moderately Weathered			Slightly Weathered			Primary			Total		
		Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz
	0.7	2,404	1.9	145	4,705	2.0	300	1,636	2.1	109	2,085	2.0	131	10,830	2.0	685
	1.0	1,818	2.2	129	3,628	2.3	271	1,296	2.4	100	1,674	2.2	120	8,416	2.3	619
Measured + Indicated	0.5	3,377	1.8	194	7,070	2.0	454	2,118	1.9	131	2,459	1.8	142	15,024	1.9	921
	0.7	2,937	2.0	186	6,203	2.2	437	1,860	2.1	126	2,168	2.0	137	13,168	2.1	885
	1.0	2,292	2.3	168	4,966	2.5	403	1,501	2.4	116	1,746	2.2	125	10,505	2.4	812
Inferred	0.5	175	0.9	5	267	1.0	8	373	1.6	19	2,753	1.5	132	3,568	1.4	165
	0.7	84	1.3	3	130	1.3	6	316	1.8	18	2,347	1.6	124	2,877	1.6	151
	1.0	45	1.7	2	71	1.7	4	243	2.1	16	1,735	1.9	107	2,094	1.9	130

Table 17.19 : Grade Tonnage Report – Multiple Indicator Kriging 5mEx10mNx5mRL SMU Minfo Block Model inaminfomar06_mik.bmf

Cutoff Grade	Indicated			Inferred		
	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs
0.4	662	1.3	27	375	1.2	14
0.5	622	1.3	27	347	1.2	14
0.6	564	1.4	26	299	1.4	13
0.7	510	1.5	25	264	1.4	12
0.8	446	1.6	23	227	1.6	11
0.9	391	1.7	21	201	1.7	11
1.0	343	1.8	20	177	1.7	10
1.2	261	2.0	17	134	2.0	8

Cutoff Grade	Indicated			Inferred		
	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs
1.5	179	2.4	14	84	2.3	6

Table 17.20 : Grade Tonnage Report Subdivided by CNI 43-101 Resource categories and weathering Multiple Indicator Kriging 5mEx10mNx5mRL SMU Minfo Block Model inaminfomar06_mik.bmf

Description		Highly Weathered			Moderately Weathered			Slightly Weathered			Primary			Total		
		Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz	Tonnage (Kt)	Au g/t	KOz
Indicated	0.5	24	1.4	1	586	1.3	25	0	0.0	0	0	0.0	0	610	1.3	27
	0.7	21	1.5	1	479	1.5	23	0	0.0	0	0	0.0	0	500	1.5	25
	1.0	17	1.7	1	319	1.8	19	0	0.0	0	0	0.0	0	336	1.8	20
Inferred	0.5	0	0.0	0	95	1.1	3	42	1.3	2	209	1.3	9	346	1.2	14
	0.7	0	0.0	0	66	1.3	3	34	1.5	2	163	1.5	8	263	1.4	12
	1.0	0	0.0	0	37	1.6	2	24	1.8	1	116	1.8	7	177	1.7	10

Table 17.21 : Grade tonnage report – Ordinary Kriging Sayouba model inasayouba 060405.bmf

Cutoff Grade	*Inferred*		
	Tonnage (Kt)	*Au g/t*	*KOzs*
0.5	144	2.4	11
0.7	144	2.4	11
1.0	133	2.5	11

Table 17.22 : Grade tonnage report subdivided by CNI 43-101 resource categories and weathering Ordinary Kriging Sayouba Block Model inasayouba 060405.bmf

Description		*Highly Weathered*			*Moderately Weathered*			*Total*		
		Tonnage (Kt)	*Au g/t*	*KOz*	*Tonnage (Kt)*	*Au g/t*	*KOz*	*Tonnage (Kt)*	*Au g/t*	*KOz*
Inferred	0.5	99	2.1	6	45	3.1	5	144	2.4	11
	0.7	99	2.1	6	45	3.1	5	144	2.4	11
	1.0	87	2.2	6	45	3.1	5	133	2.5	11

SECTION 18 - MINING OPERATIONS

18.1 Mining Methods

The mining method selected for the Belahouro Project is an owner operated fleet.

Open pit mining will be undertaken by Goldbelt and managed by an experienced operating team including expatriate staff. All ore resources will be exploited - using 2.5 meter deep benches. In known waste areas, higher bench heights will be used to minimize costs and maximize machine productivities. Mining operations will consist of the following functions:

- Site Preparation – the open pit, waste dump and laydown areas will be cleared and grubbed of all vegetation with all topsoil stockpiled in strategic locations in anticipation of progressive rehabilitation requirements.
- Road building – all external roads will be built to an appropriate standard for heavy earth moving equipment usage as well as for prolonged road train haulage to the process plant. Appropriate surface water management measures will be put in place to ensure all weather access.
- Dewatering – It is anticipated that the open pits will be dry for the majority of the time. Water will be pumped to a bunded pond at the crest of the pit, which will be equipped with a pump, power pack and standpipe for the provision of water for dust suppression purposes. In the early stage of mining, water will be supplied from the process raw water supply for dust suppression.
- Drill and Blast – at present this study assumes all material not classified "free digging" will be drilled and blasted, with pattern sizes decreasing with each change in the weathering profile. Geotechnical studies undertaken in Q3, 2006 will determine whether a proportion of the highly weathered material can be mined without blasting. Confined or "choked" blasting conditions in ore will be the preferred method of blasting to minimize ore movement.
- Grade control – this study has assumed that blast-hole sampling will be used for grade control. Data will be processed, and blocks will be marked out as per the grade control guidelines which will be developed prior to mining. Ore will require in-pit geological monitoring due to the complexity of the orebody and only waste will be mined during night shift periods.

- Load and haul – all material will be mined using a combination of 180 and 105 tonne hydraulic excavators loading 95 tonne off-highway trucks. Trucks will be loaded from the rear or from the sides, with the excavator loading above the truck. There may be the requirement to "top load" ore blocks, which will require the excavator on the same level as the truck. The excavator will also be used to trim batters after a visual inspection to ensure safe operations. Basic haulage standards will be implemented (e.g. operators are to remain within the truck during loading operations, to maintain a safe distance from loading operations, not to park in blind spots, to lower trays before moving off and to obey necessary road rules at all times). In any areas where there is a vertical drop of half a truck wheel height, a safety windrow will be built.

- All material will be hauled from the open pit to either an ore stockpile or a waste dump.

18.1.1 Mine Design

18.1.1.1 Geotechnical

George, Orr and Associates were commissioned by Goldbelt to undertake the geotechnical investigation for developing open pits at the above resources. Extensive investigations were undertaken in the following areas:

- Inata North

- Inata Central

No investigations were completed in the Inata South, Minfo and Sayouba deposits during the course of the Prefeasibility Study and a decision has been made that the slope design established for the Inata North, Central and South pits will be used as a guide for these three areas. However, prior to mining at Inata a detailed geotechnical investigation will be undertaken to ensure these parameters are confirmed and updated

Data sources for the investigation included

- Contents of a preliminary geotechnical report provided to Resolute-BHP Joint Venture in 1999 by George, Orr and Associates,

- 1:500 scale geological cross-section prepared by Goldbelt,

- Borehole logs, core photographs and fracture frequency logs of geotechnical boreholes INDD series 024 to 033 inclusive, prepared by Goldbelt,

- Rock defect orientations and surface characteristics measured from borehole cores by Goldbelt,
- Results of unconfined compressive strength (UCS) tests carried out on cores from geotechnical INDD series, and
- Information supplied by Goldbelt summarising groundwater occurrences in reverse circulation (RC) drilled exploration holes drilled at the Inata deposit

The following summary of the geotechnical investigation was taken from in the April 2006 George, Orr and Associates report "Inata_June_2006_Final.pdf":

"Ground quality is judged to be extremely variable, ranging locally from "very poor" to "fair".

The poor quality ground conditions are judged to be associated with:

- Zones of sheared and faulted rock (present in all rock types exhibiting all degrees of weathering),
- Very low assessments of shear strength graphitic zones within carbonaceous (black) shale units of all weathering grades,
- Sheared porphyry units,
- Highly weathered areas of the moderately weathered rock profiles.

Fair quality ground conditions are judged to occur with the fresh rocks (located below the top of fresh contact (TOFR), and portions of the moderately weathered (transitional) rock profile.

The potential for future wall failure(s) (should pit walls be mined at too steep an angle for the prevailing ground conditions) would be expected to be governed principally by the:

- Presence, attitude and shear strength of rock defects within the wall rocks (and in particular, shears and polished defects in the graphitic shale units),
- Generally "weak nature" (low intact rock strength) of the weathered rocks,

- Local presence of groundwater.

The "Mining Rock Mass Rating" (MRMR) classification system was used to access suitable overall wall angles. The relationship between the MRMR values and stable wall slopes are empirical, but are shown by experience to provide a realistic assessment of wall design parameters.

Input to the MRMR classifications comprised typical intact rock material strengths (derived from laboratory tests conducted by AMMTEC), ranges in Fracture Frequency values (numbers of open fractures per meter length exposed in core, obtained from inspection of core photographs and measurements carried out by Goldbelt), and rock defect characteristics measured by Goldbelt from borehole cores.

"Dry" (substantially depressurised) ground conditions were assumed, as were the presence of at least three (3) inclined defect sets being present locally within all parts of the rock mass. "Good quality" conventional blasting practices during mining were also assumed to be applicable."

Whilst the amount of information is extensive, at the time of writing this report a site visit had not been undertaken by a representative of George, Orr and Associates, and as such as range of slopes were assessed in terms of "worst case" and "best case" conditions. These are presented in the following table along with the appropriate range in overall slope angles that should be considered for use in open pit mining for the Inata deposits.

Table 18.1: Mine Design Parameters

Rock Weathering and Depth	*Berm Width*	*Batter Angle*	*Vertical Distance between Berms*	*Road Width and Grade*
High and Moderately Weathered Rock (Surface to 220 mRl)	5m	55°	10m	20m @10%
Fresh Rock (below 220 mRl)	6.5m	60°	20m	20m @10% dual, 12m @10% single

In addition to these design parameters, the following approach is also used:

- All ramps to be located in the footwall (i.e. eastern wall),

- Staged designs will be developed with the objective of obtaining additional geotechnical information as the mine progresses.
- Steeper batter slopes may be achievable with the additional information which will be obtained in future campaigns. Subsequent redesigns can incorporate these updates.

18.1.1.2 Designs

The designs are split into 5 different areas, that is:

- Inata North, Central and South,
- Sayouba
- Minfo.

The bulk of the design work was completed on the Inata resources, with staged designs completed on the Northern area only.

18.1.1.2.1 Inata North – Stage 1

To facilitate a design for the Stage 1 Inata North, Shell 10 was used to focus on high grade low cost ore as shown in the following figure. This pit is approximately 100 meters deep, and has a dual access ramp to the 265 mRl, and a single access ramp to the 240 mRl. Goodbye cuts allow for another 10 meters of mining.

Figure 18.1 : Inata North Stage 1


682600 E
682800 E
683000 E
688700 N
688600 N
688500 N
688400 N
688300 N
688200 N
688100 N

18.1.1.2.2 *Inata North Ultimate –*

The design illustrated in the following figure is developed below the fresh contact to a final depth of 180 mRl, with "goodbye cuts" mining to the 160 mRl. The open pit is split into two areas, with one ramp system accessing both pits. A central switchback at the 275 mRl will allow for ore to be mined from both the northern and southern sections. The ramp exits to the south east in an appropriate position for the ROM stockpile and waste dump.

Figure 18.2 : Inata North Ultimate Design

18.1.1.2.3 Inata Central Ultimate

This design illustrated in the following figure is developed to the top of fresh contact at a final depth of 210 mRl, with "goodbye cuts" mining to the 195 mRl. The open pit is split into two areas, with each area having its own ramp system to access each pit. This will assist with scheduling, allowing each area to be mined independently if required. The northern section has a ramp which exits to the north-eastern end of the design, whilst the southern ramp exits to the southeast.

Figure 18.3 : Inata Central Ultimate Design

18.1.1.2.4 Inata South Ultimate

This design illustrated in the following figure is developed within the highly weathered material only to a final depth of 220 mRl, with "goodbye cuts" mining to the 210 mRl. The open pit is essentially one deep section with a smaller sub-pit to the north. There is a one ramp system which exits to the north of the design to minimize ore and waste haulage distances.

Figure 18.4 : Inata South –Ultimate Design

18.1.1.2.5 Minfo and Sayouba

The designs illustrated in the following figures utilize the same design parameters as employed for the Inata pits. The parameters are to be validated during the feasibility study. The pit design uses a single pass ramp to access the ore to a depth of 60 meters below the surface to minimize strip ratio.

Figure 18.5 : Minfo Ultimate Design


1583450 N
1583400 N
1583350 N
1583300 N
1583250 N
1583200 N
1583150 N
1583100 N
1583050 N
681800 E
681900 E
682000 E
682100 E
316
312
310
308

The Sayouba design is based on an inferred mineral resource and cannot be considered a mineable reserve at this point.

Figure 18.6 : Sayouba Ultimate Design

18.2 Open Pit Optimization and Parameters

Pit optimization studies have been undertaken using the resource models as developed by RSG Global as the basis for pit optimization.

Pit optimizations were carried out for the Inata, Minfo and Sayouma deposits using the Whittle Four-X pit optimization software package.

18.2.1 Mining Cost Development

18.2.1.1 Mining Costs

Orelogy prepared a set of ore and waste mining costs from first principles to use for pit optimization and cost estimation purposes. Komatsu and Sandvik provided detailed capital and operating cost estimates, and as such provide the basis of the cost estimate. The cost centres included are:

- Labour,
- Dewatering,
- Clearing, road construction and rehabilitation costs
- Drill and blast,
- Grade control,
- ROM Ore rehandle
- Load and haul costs by area.

18.2.1.2 Equipment Pricing

Budget cost estimates were received from Komatsu Belgium, via their agent for North Africa. These provided the basis for the hourly equipment cost buildup. The procedure is as follows:

- Convert all cost estimates to USD,
- Calculate salvage value,
- Estimate machine life,
- Add in major and minor maintenance hourly cost estimates, plus allowances for routine maintenance items and accidental damage,
- Add in allowance for maintenance fixed costs,
- Estimate fuel consumption based on "medium" level mining conditions,

- Estimate lubricant usage,
- Estimate GET (ground engaging tools) costs where applicable, ($20 / hour)
- Estimate tyre life and tyre cost per hour,
- Add operating labour hourly cost,
- Combine all variable and fixed costs, and
- Calculate cost per operating hour, and cost by engine hour accounting for availability, utilisation and service machine (SMU) factors.

The total mining capital cost will be $14,996,486 as outlined in the following table.

Table 18.2 : Mining Equipment Cost

Equipment	Manufacturer	Model	Capital Cost	Delivery Cost $/t	Tonnes to be delivered	No. Machines	Total Capital	Delivery Cost	First Fill
Main Fleet									4%
Trucks	Komatsu	HD485-7	711,380	250	79.2	9	6,402,420	178,200	28,455
Excavators	Komatsu	PC1800-6	1,652,900	250	194.5	1	1,652,900	48,625	66,116
		PC1250SP-7	863,179	250	121.2	1	863,179	30,300	34,527
Loaders	Komatsu	WA500-3	744,600	250	31	1	744,600	7,750	29,784
Drills	Tamrock	D25KS	839,500	250	50	1	839,500	12,500	33,580
Dozers	Komatsu	D275A-5	491,138	250	51	1	491,138	12,750	19,646
Graders	Komatsu	GD705A-4	244,085	250	21	1	244,085	5,250	9,763
Water Trucks	Generic Prime Mover	30000l	200,000	250	20	1	200,000	5,000	8,000
Miscellaneous									
Crane	Terex	RT200	200,000	250	26	1	200,000	6,500	8,000
Service Truck			200,000	250	10	1	200,000	2,500	8,000
Tyre Handler			100,000	250	10	1	100,000	2,500	4,000
Lighting plant			20,000	250	2	4	80,000	2,000	800
Workshop		Allowance	1,500,000			1	1,500,000		
Mining software, Survey systems etc		Allowance	200,000			1	200,000		
TOTAL MINING CAPITAL			7,966,782				13,717,822	313,875	250,671
Total Mining Capital							14,282,368		
Contingency			5%				714,118		
Total Mining Capital NOT CAPITALISED including CONTINGENCY							14,996,486		

Access to the Orebody in the Inata North Stage 1 pit is at surface, hence prestripping requirements are minimal. All stripping, grubbing, clearing and topsoil stockpiling is accounted for in the operating cost.

Therefore, the mining capital cost includes delivery of equipment, setup costs, workshop construction and equipment and first fill quantities. An allowance has also been made for inclusion of mining software and the survey system. A contingency factor of 5% is also included in this estimate.

18.2.1.3 Labour

GBM provided annual salary rates for a range of expatriate and local positions. These were used to build up the mine management, mine operations and maintenance and mine technical personnel. The cost estimate is based on a 2 x 12 hour shift basis, with expatriate personnel working a 3 month on/3 week off roster. Messing, flight costs and other on-cost allowances including superannuation, workers compensation etc, are included in this estimate.

18.2.1.4 Dewatering

Current hydrology testwork has indicated that water levels are quite deep (>100 meter) and that dry conditions are expected until this depth is reached. However, $50,000 per year has been allowed for in-pit pumping for:

- dust suppression,
- inclement weather
- any perched water tables that are encountered.

Once a depth of 100 meters is reached the dewatering cost is increased by $2,000 per vertical meter of advancement to allow for increased power requirements.

Hydrological studies will be undertaken to determine dewatering requirements. The results from these studies are expected to show that this approach is conservative and that the cost to dewater can be reduced.

18.2.1.5 Clearing, road construction and rehabilitation costs

Costs associated with clearing etc, are based on:

- Equipment hourly costs,
- Number of hours required on a hectare basis for each of piece of equipment
- An estimate of topsoil depth.

A clearing cost per m^2 is developed and then applied to the top surface block only. Based on an assumed density for the surface block, this rate was calculated as $0.76/t.

18.2.1.6 Drill and blast

Drill and blast costs are based on a typical pattern size for the expected rock weathering conditions.

It has been assumed that the material between 5 meters and 35 meters below the surface will be free dig. The remaining material will be blasted and the following pattern sizes have been applied:

- Highly weathered 4.0 x 4.6 meters
- Slightly weathered - 3.5 x 4.1 meters
- Fresh 3.0 x 3.5 meters
- Ore 3.5 x 4.1 meters

Bench heights have been maintained at 5 meters with 1 meter of subdrill. ANFO will be used for both highly weathered, slightly weathered material and ore, and an emulsion product for fresh material. A typical drill rig such as a Tamrock D25KS will be used with the following assumed penetration rates:

- Highly weathered 40 meters/hour
- Slightly weathered 30 meters/hour
- Fresh 20 meters/hour
- Ore 30 meters/hour

Overall drill and blast costs and powder factors by weathering are as follows:

- Highly weathered — $0.79/bcm, PF = 0.34
- Slightly weathered — $1.22/bcm, PF = 0.42
- Fresh — $2.10/bcm, PF = 0.51
- Ore — $1.41/bcm, PF = 0.70

Geotechnical drilling will be undertaken in the 3rd quarter of 2006, and investigations will be undertaken to determine how much of the highly weathered material will not require blasting. It is our opinion that there is the potential to reduce costs by "free digging" this material and still maintain an acceptable loading productivity.

18.2.1.7 Grade Control

For the purposes of calculating a cost for grade control, it has been assumed that grade control will be undertaken using the blasthole rig with an appropriate splitter box mechanism to obtain a representative sample.

Typical pattern sizes are outlined in Section 18.2.5.6 and the pattern size for slightly weathered material has been used as the basis. It has been assumed, that 40% of the holes will be sampled (on a bench by bench basis), and that sample preparation and assay costs are estimated at $25/sample. Drilling costs have already been included and hence, total grade control costs are estimated at $0.14/bcm.

18.2.1.8 ROM Ore Rehandle

The mining cost estimate is based primarily on a combination of direct tipping and ROM rehandle. As ore will only be mined during the day, an allowance of 60% rehandle has been made for crusher feed costs. The cost estimate is based on typical cycle time and productivity estimates of a Komatsu WA900 front end loader supported by the ancillary fleet. The total cost equates to $0.10/tonne.

18.2.1.9 Load & haul costs

A proprietary software package called TALPAC has been used to estimate truck cycle times, equipment productivities and load & haul costs.

Using the current pit and dump designs, haul profiles were digitised in MineSight, and exported to an ASCII format for each 10 meter bench. These were uploaded to TALPAC which calculates distance and grade. A rolling resistance of 3.0% on haul roads and 5.0% on pit floors / waste dumps was applied. The following equipment sets were attached to each profile.

- Set 1 – Komatsu PC1800-6 excavator/HD 785-7 haul truck, and
- Set 2 – Komatsu PC1250-6 excavator /HD 785-7 haul truck

The fleet optimization tool was used to evaluate each haul to determine the most appropriate truck fleet to minimize costs and maximize productivity.

Operating costs for each piece of equipment were established, and included maintenance, labour, tyres and GET allowances. The optimization routine together with the profile determined the fuel usage per haul.

Final costs for each 10 meter bench were calculated together with the most appropriate number of trucks. These costs were entered into the cost model spreadsheet to calculate a final mining cost for each bench of each pit.

Example parameters and results are tabulated in the Appendices.

Ancillary fleet hours are generally calculated on the basis of a proportion of the truck hours (e.g. 1 grader for every 6 trucks).

Costs range from $0.56/tonne to $1.74/tonne for waste material and $1.97/tonne to $3.12/tonne for ore.

These costs are on the following basis:

- PC1250-6 –primarily used for ore loading (80%) and 20% for waste loading, and
- PC1800-6 –primarily used for waste loading (80%) and 20% for ore loading

18.2.1.10 Mine Operating Costs

Operating costs are summarized on a bench-by-bench basis in the following table for both ore and waste and include the following cost centres:

- Equipment Maintenance costs
- Labour
- Dewatering
- Clearing, road construction and rehabilitation costs
- Drill and blast
- Grade control
- ROM Ore rehandle
- Load and haul costs by area.

Table 18.3 : Ore and Waste Mining Costs

Waste Mining Costs - $/t mined

Level	Area		
	North	Central	South
> 305 mRL	$1.22	$1.15	$1.23
300 mRL	$0.56	$0.51	$0.57
295 mRL	$0.61	$0.51	$0.58
290 mRL	$0.61	$0.56	$0.58
285 mRL	$0.63	$0.57	$0.58
280 mRL	$0.63	$0.58	$0.63
275 mRL	$0.65	$0.58	$0.63
270 mRL	$1.05	$1.03	$1.05
265 mRL	$1.27	$1.19	$1.22
260 mRL	$1.27	$1.22	$1.26
255 mRL	$1.39	$1.23	$1.26
250 mRL	$1.40	$1.28	$1.28
245 mRL	$1.41	$1.28	$1.29
240 mRL	$1.42	$1.29	$1.32
235 mRL	$1.35	$1.29	$1.32
230 mRL	$1.35	$1.35	$1.35
225 mRL	$1.37	$1.36	$1.36
220 mRL	$1.37	$1.37	$1.38
215 mRL	$1.40	$1.37	$1.38
210 mRL	$1.66	$1.63	$1.66
205 mRL	$1.67	$1.63	$1.66
200 mRL	$1.67	$1.64	$1.68
195 mRL	$1.71	$1.65	$1.69
190 mRL	$1.72	$1.66	$1.71
185 mRL	$1.73	$1.66	$1.71
180 mRL	$1.74	$1.67	$1.74

Ore Mining Costs - $/t mined

Level	Area		
	North	Central	South
> 305 mRL	$2.85	$2.84	$3.00
300 mRL	$1.97	$2.03	$2.13
295 mRL	$2.00	$2.03	$2.13
290 mRL	$2.00	$2.08	$2.13
285 mRL	$2.01	$2.08	$2.13
280 mRL	$2.01	$2.12	$2.14
275 mRL	$2.03	$2.12	$2.14
270 mRL	$2.69	$2.78	$2.81
265 mRL	$2.74	$2.78	$2.82
260 mRL	$2.74	$2.78	$2.81
255 mRL	$2.76	$2.78	$2.81
250 mRL	$2.77	$2.77	$2.83
245 mRL	$2.78	$2.78	$2.84
240 mRL	$2.78	$2.79	$2.86
235 mRL	$2.80	$2.80	$2.86
230 mRL	$2.80	$2.81	$2.89
225 mRL	$2.81	$2.81	$2.89
220 mRL	$2.82	$2.83	$2.92
215 mRL	$2.84	$2.84	$2.92
210 mRL	$2.98	$2.98	$3.06
205 mRL	$2.98	$2.99	$3.07
200 mRL	$2.99	$3.00	$3.08
195 mRL	$3.02	$3.01	$3.09
190 mRL	$3.03	$3.02	$3.10
185 mRL	$3.06	$3.03	$3.11
180 mRL	$3.07	$3.04	$3.12

Incremental Ore Cost - $/t mined

Level	Area		
	North	Central	South
> 305 mRL	$1.64	$1.69	$1.78
300 mRL	$1.41	$1.52	$1.55
295 mRL	$1.40	$1.52	$1.55
290 mRL	$1.39	$1.51	$1.55
285 mRL	$1.38	$1.51	$1.55
280 mRL	$1.38	$1.54	$1.51
275 mRL	$1.39	$1.54	$1.51
270 mRL	$1.64	$1.75	$1.76
265 mRL	$1.47	$1.59	$1.60
260 mRL	$1.47	$1.55	$1.55
255 mRL	$1.37	$1.55	$1.55
250 mRL	$1.37	$1.49	$1.55
245 mRL	$1.36	$1.49	$1.55
240 mRL	$1.36	$1.51	$1.54
235 mRL	$1.45	$1.50	$1.54
230 mRL	$1.45	$1.45	$1.54
225 mRL	$1.45	$1.45	$1.54
220 mRL	$1.44	$1.47	$1.54
215 mRL	$1.44	$1.47	$1.54
210 mRL	$1.33	$1.35	$1.40
205 mRL	$1.31	$1.36	$1.41
200 mRL	$1.32	$1.35	$1.39
195 mRL	$1.31	$1.36	$1.40
190 mRL	$1.31	$1.36	$1.39
185 mRL	$1.33	$1.37	$1.39
180 mRL	$1.34	$1.37	$1.38

The incremental ore cost is added to the process costs to create a total ore cost which is used during the optimization process.

Overall average mining costs for the life of the operation are $1.16/tonne

18.2.2 Pit Optimization Results

A number of runs as outlined in the following table were examined to determine the sensitivity of the resource to various parameters. Changes to key parameters included:

- Gold price
- Mining costs
- Processing throughput and costs
- Process recovery
- Overall slopes

Table 18.4 : Pit Optimization Sensitivity Analysis - Results

Scenario	Results						Percent Variation					
	M tonnes	Graded Au (g/t)	Cont. Au (koz)	Strip Ratio	Undiscd Cashflow	Discount Cashflow	M tonnes	Graded Au (g/t)	Cont. Au (koz)	Strip Ratio	Undiscd Cashflow	Discount Cashflow
Base Case - $550/oz	9.1	2.11	616	6.1	149	118						
20% Increase in Mining Costs	8.4	2.16	585.3	5.7	138	111	93%	102%	95%	93%	92%	94%
10% Decrease in Mining Costs	9.4	2.11	639.2	6.2	160	126	104%	100%	104%	101%	107%	106%
10% Increase in Processing Costs	8.8	2.16	612.9	6.1	142	113	97%	103%	99%	100%	95%	96%
10% Decrease in Processing Costs	9.5	2.09	637.9	6	163	128	104%	99%	104%	98%	109%	109%
$500/oz gold price	8.6	2.16	600.6	5.9	123	98	95%	102%	98%	97%	82%	83%
$625/oz gold price	10.4	2.05	687.1	6.5	202	155	115%	97%	112%	106%	135%	131%
97% process recovery	9.3	2.12	635.9	6.1	162	128	103%	100%	103%	100%	109%	108%
90% process recovery	9.1	2.15	626	6.2	138	109	100%	102%	102%	102%	93%	92%
Best case slopes - 1.5 Mtpa	9.4	2.11	640	5.9	156	123	104%	100%	104%	96%	104%	104%
Worst case slopes - 1.5 Mtpa	9.1	2.11	616	6.1	149	118	100%	100%	100%	100%	100%	100%
Including Inferred mineral resource	9.7	2.09	650.1	6	155	122	107%	99%	106%	98%	104%	103%

- The project resource is relatively robust to changes in key optimization parameters. Overall ore tonnage varies by up to 15%, with metal production varying by 12%. Cashflow is particularly sensitive to reductions in process oxide recovery and changes to gold price.

In more detail:

- The project is not overly sensitive to mining or processing costs. The variation of in-pit tonnage, ounce production and cashflow is either similar or less than the variation in the costs.
- The project is not particularly sensitive to small changes in gold price, with in-pit tonnage and ounce production varying to a similar degree to the change in gold price. However, the value changes by over 30% with a 14% change in gold price.
- The project cashflow is relatively sensitive to reductions in the processing recovery for oxide ore. However, in-pit tonnage and ounce production reduce slightly. Transitional and fresh ore only provide 17%of total ore and hence changes to their recoveries have little impact.
- Changing overall wall slopes or including inferred material does not significantly change in-pit tonnage, ounce production and cashflow.

The following shell was used for detailed mine design:

- Shell 29 was used for the design process in an effort to maximize resource utilisation whilst minimising mining costs and maximising net cashflow

The overall results for Inata are summarized in the following table. Detailed sensitivity tables are attached in the Appendices.

Table 18.5 : Optimization Results for the Inata Deposit

Scenario	*Mt*	*Ore Grade Au (g/t)*	*Contained Au (ozs)*	*Strip Ratio*	*Undiscounted Cashflow*
Shell 29	9.40	2.11	637,670	6.1	$ 153,147 Million
Shell 36	10.63	2.05	700,404	6.7	$ 155,206 Million

The following figures illustrate Shell 29 in relation to existing topography and landmarks.

Figure 18.7 : Shell 29 in Relation to Topography and Landmarks



Additional optimization work was carried out on Sayouba and Minfo resources. The results are summarized in the following table

Table 18.6 : Optimization results for Sayouba and Minfo Resources

Scenario	*Mtonnes*	*Ore Grade Au (g/t)*	*Cont. Au (koz)*	*Strip Ratio*	*Undiscounted Cash Flow*
Minfo Base Case	0.41	1.42	19	2.7	$2.7 Million
Sayouba Base Case	0.13	2.35	10	5.7	$ 2.4 Million

The following figures illustrate both Minfo and Sayouba optimal shells (in green) in relation to Inata South and Inata North respectively (orange).

Figure 18.8 : Base Case Optimization Results - Minfo



Figure 18.9 : Base Case Optimization Results - Sayouba



No additional sensitivity work was conducted on these resources.

18.3 Mine Production Schedule

The schedules were developed using MineSight's optimal scheduling program which accounts for ore losses and different material types and period lengths.

The schedule is based on months for the first year, quarters for the following two years, and annual schedules after this. Efforts were made to schedule only highly weathered ore for as long as practically possible and to defer mining the deeper transitional and fresh ore. In any case, this material would be blended to assist with process throughput and recovery issues.

As incremental reserves were calculated, higher grade ore was scheduled during the early part of the mine life, with medium and low grade ore stockpiled and processed at the end of the mine life.

A number of schedules were examined and are based upon the criteria:

- An additional 180 tonne excavator – 450 kbcm per month, or approximately 10.8 Mtpa,
- 105 tonne excavator – 225 kbcm per month, or approximately 5.4 Mtpa,
- 1.5 Mtpa ore tonnes processed per year
- Minimising material movement in the first 18 months, and any pre-stripping required to minimize working capital requirements.

The final schedule is based on developing the open pits in the following order with an initial focus on supplying oxide ore to the process plant and only processing the transitional and fresh ore after the oxide ore has been exhausted.

- Inata North Stage 1,
- Inata North Ultimate,
- Inata Central,
- Inata South
- Sayouba and Minfo.

The annualised schedule is highlighted in the table below, whilst detailed schedule output is attached in the Appendices

Table 18.7 : Annual Material Schedule @ 1.5 Mtpa

Details	*Units*	*Year 1*	*Year 2*	*Year 3*	*Year 4*	*Year 5*	*Year 6*	*Year 7*	*TOTAL*
MILL FEED									
Proven & Probable Ore	kt	1,483	1,503	1,587	1,433	1,458	1,338	363	**9,166**
	g/t	2.54	2.39	1.94	2.52	2.37	1.43	0.70	**2.15**
	Metal koz	121.314	115.705	99.100	116.070	110.884	61.340	8.197	**632.610**
Inferred Mineral Resource	kt	-	-	33	68	43	162	119	**425**
	g/t	-	-	1.08	1.25	1.48	2.18	0.99	**1.54**
STOCKPILING									
Medium Grade Stockpiled	kt	257	133	-	-	-	-	-	**390**
	g/t	0.87	0.87	-	-	-	-	-	**0.87**
Low Grade Stockpiled	kt	165	136	-	-	-	-	-	**301**
	g/t	0.67	0.65	-	-	-	-	-	**0.66**
Inferred Mineral Resource Stockpile	kt	35	63	21	-	-	-	-	**119**
	g/t	1.02	0.99	0.97	-	-	-	-	**0.99**
RECLAIM									
Medium Grade Stockpiled	kt	-	-	-	-	-	328	62	**390**
	g/t	-	-	-	-	-	0.87	0.87	**0.87**
Low Grade Stockpiled	kt	-	-	-	-	-	-	301	**301**
	g/t	-	-	-	-	-	-	0.66	**0.66**
Inferred Mineral Resource Stockpile	kt	-	-	-	-	-	-	119	**119**
	g/t	-	-	-	-	-	-	0.99	**0.99**
TOTAL	kt	14,823	16,750	16,727	5,264	4,684	6,759	0	**65,007**
TOTAL	**kt**	**16,306**	**18,253**	**18,314**	**6,697**	**6,141**	**8,097**	**363**	**74,172**
Strip Ratio		**10.0**	**11.1**	**10.5**	**3.7**	**3.2**	**5.0**	**0.0**	**7.1**
Cumulative	**kt**	**16,306**	**34,559**	**52,873**	**59,570**	**65,712**	**73,809**	**74,172**	
MINING COSTS									
Ore	000 $	3,597	3,499	3,863	4,285	4,139	2,905	3	**22,291**
Waste	000 $	14,707	13,275	15,769	7,385	6,147	6,563	0	**63,847**
Total	000 $	18,305	16,774	19,632	11,671	10,286	9,467	3	**86,138**

Inferred mineral resource has been included and accounts for approximately 4% of the overall mill feed tonnage. Some of this material is stockpiled separately and is processed at the end of the mine life.

Bench turnover rates are within an acceptable range (i.e. 1 to 2 x 5 meter benches per month).

18.3.1 Waste Dump and Stockpiles

The current strategy is to develop waste dumps to the east of the open pits. Two main dumps are required, one to service Inata North and a separate dump for Inata South and Central. A small dump is required for Minfo while Sayouba will use the North Dump. The following figure outlines the positions of the waste dumps and their relative size.

Each waste dump is 60 meters high for South/Central and 70 meters high for North; with 10 meter wide berms placed every 10 meters vertically. Batter slopes are 30° to give an overall slope of 25°.

Figure 18.10 : Waste Dump Layout


NORTH DUMP
ROM
CENTRAL
& SOUTH DUMP
1589000 N
1588500 N
1588000 N
1587500 N
1587000 N
1586500 N
1586000 N
1585500 N
681000 E
682000 E
683000 E
684000 E
685000 E

Waste dump capacities are 40 Mbcm, which provides enough capacity after allowing for a 10% swell factor for the highly weathered waste, and a 20% swell for the slightly weathered waste. The amount of fresh waste is negligible.

The North Waste dump also allows for sufficient capacity to incorporate dry tails storage as the preferred co-disposal option. The ROM pad is designed as part of the waste dump, and incorporates the haul road back to the open pits.

18.3.1.1 Equipment Requirements

The equipment outlined in the following table will be required to commence mining operations as well as to sustain development throughout the life.

Table 18.8 : Mining Fleet and Quantity

Machine	Manufacturer	Model	No. Machines
Main Fleet			
Trucks	Komatsu	HD485-7	9
Excavators	Komatsu	PC1800-6	1
	Komatsu	PC1250SP-7	1
Loaders	Komatsu	WA500-3	1
Drills	Tamrock	D25KS	1
Dozers	Komatsu	D275A-5	1
Graders	Komatsu	GD705A-4	1
Water Trucks	Generic Prime mover	30,000 litre	1
Miscellaneous			
Crane	Terex	RT200	1
Service Truck			1
Tyre Handler			1
Lighting plant			4
Workshop			1

A single front end loader at the ROM pad is required to ensure feed tonnages can always be maintained. A water tanker sourced within Burkina Faso has been allowed for dust suppression in lieu of purchasing a new purpose built machine.

As dry tailings co-disposal is the preferred option of tailings disposal, an additional truck has been budgeted.

An explosives magazine will be located in a suitable position away from operations, and will be securely fenced and bunded. Bulk product will be separated from accessories in a separate magazine.

18.4 Mining Operation Facilities

The bulk of the workforce will be sourced from Burkina Faso with a small number of expatriate management staff. The table below outlines the mining labour force.

Table 18.9 : Mining Workforce

Type	*Origin*	*Number*
Management and Technical Services	Expat	5
	National	8
Mine Maintenance	National	20
Mine Operations	National	38
Total		**71**

The maintenance workshop, fuel farm, washdown pad and mine safety issues are discussed under infrastructure.

SECTION 19 - METALLURGICAL PROCESSING PLANT

19.1 Metallurgical Test Work Results Summary

The early test work was conducted on samples collected by BHP/Resolute. On the evidence of the distribution of four transverses carried out to obtain these samples, this programme was designed to give a rough indication of the metallurgical characteristics of ore on the fringes of the orebody. There was no sample from Inata Central submitted for testing; also the majority of samples were obtained from the oxidised zone with little concern for the transition or fresh ore.

Samples from the zone of major gold mineralization were collected in the Goldbelt programme of 2004-05 from diamond drill holes, sometimes twinned with RC holes in order to obtain the maximum amount of material for testing. The material submitted for test work included samples of transition and fresh ore to allow investigation of the metallurgical characteristics of all three ore types. Holes INRC 913 and INRC 914 were collected from the Inata southern which Goldbelt believe to be the best part of Inata North Orebody, from where the major part of the ore will be sourced. Samples have also been obtained from drill holes in Inata Central (INRC 912) and Inata South (INRC 911). In this collection of samples from oxide, transition and fresh ore zones, included was material that was thought to have the potential to cause metallurgical problems, (graphitic shale with "preg-robbing" characteristics and high sulphide material where there may be intimate associations with gold).

It would seem from the evidence presented by Goldbelt that there are sound reasons for its belief that it has addressed the important criteria and that the 2004-05 samples are representative of the Inata mineralization.

On the basis of the results obtained from the testing of the 2004-05 samples, "preg-robbing" shale is the only problematic material. Varying degrees of "preg-robbing" activity will be encountered in the treatment of Belahouro ore. On existing evidence, this is not a serious problem with oxide ore, which forms the bulk of the deposit, as the mild "preg-robbing" problem can be resolved by the use of CIL to give recoveries of about 95%. The use of CIL can also give satisfactory recoveries of about 93% from some samples of transition and fresh ore. With other samples of transition and fresh ore the use of CIL will not be sufficient to obtain satisfactory results and pre-conditioning of the ore with kerosene will be required. Further test work will be required to determine the maximum recovery achievable by CIL preceded by conditioning with kerosene. It would seem that the incidence of ore requiring kerosene pre-conditioning is not restricted to a particular ore type in the non-oxide phases or from a discrete area of the deposit. It may be related to carbon content, and the correlation of refractoriness with carbon content would be worth investigation. However, it is reported that ore containing the "preg-robbing" shale is readily identified visually and it is intended that it be stockpiled for treatment at the end of operation.

The introduction of gravity concentration to remove the coarse gold prior to leaching should reduce leaching time and would be expected to increase recovery. It will also recover gold before the addition of cyanide, thereby reducing the quantity of gold at risk to loss due to "preg-robbing".

19.2 Results from Samples Collected in Goldbelt's 2004-05 Drilling Programme

The results reported from testing the BHP/Resolute samples were obtained in a program of test work which employed the direct cyanide leaching of gravity tailings. The test work conducted on the ten composite Goldbelt samples was aimed at determining whether carbon in leach (CIL) is a more suitable approach than direct cyanide leaching. The samples were collected from three zones of weathering in the deposit; oxide, transition and fresh. The zone samples from hole 911 came from Inata South, the zone samples from 912 came from Inata Central while the remaining samples came from Inata North.

Table 19.1 : Comparison of CIL and Direct Cyanide Leaching Results

Composite/method	*Calculated head, g/t*	*Leach residue, g/t*	*% Recovery after 24 hours*	*% Recovery after 48 hours*
911 oxide, CIL	1.79	0.102	91.69	94.34
911 oxide, Direct	2.40	0.179	91.56	92.57
911 transition, CIL	11.9	0.586	94.68	95.08
911 transition, Direct	15.1	3.83	76.93	74.66
912 oxide, CIL	5.88	0.135	96.34	97.71
912 oxide, Direct	13.95	0.186	91.62	98.67
912 transition, CIL	6.94	0.464	92.63	93.51
912 transition, Direct	7.85	0.731	90.00	90.69
912 fresh, CIL	4.61	1.78	56.77	61.51
912 fresh, Direct	4.88	4.81	2.34	1.46
913, oxide, CIL	6.14	0.340	93.69	94.47
913 oxide, Direct	7.13	0.701	90.06	90.17
913 transition, CIL	5.38	1.20	75.92	77.68
913 transition, Direct	5.56	4.87	14.59	12.50
913 fresh, CIL	0.511	0.269	38.08	47.36
913 fresh, Direct	0.514	0.498	3.15	3.23
914 oxide, CIL	3.19	0.084	95.87	97.36
914 oxide, Direct	3.99	0.106	97.20	97.34
914 fresh, CIL	2.25	0.120	92.54	94.67
914 fresh, Direct	2.56	0.232	94.48	90.95

A grind of 80% passing 75 µm was employed throughout. The recoveries obtained by direct cyanide leaching of the oxide composite samples for 48 hours ranged from 90.17 – 97.34%, giving an arithmetical average of 94.69%. When CIL was employed, the results were slightly superior, recoveries ranging from 94.34-98.67% to give an arithmetical average of 95.97%. From these results, it would appear that "preg-robbing" in oxide ore is not a major problem and it may be resolved by the application of CIL.

The results from the transition and fresh ore samples were much more variable. The recoveries from transition samples obtained by direct leaching ranged from 12.50-90.69% (average 59.28%); while those from CIL ranged from 77.68-95.08% (average 88.76%). In the case of fresh ore, the recoveries obtained by direct leaching ranged from 1.46-90.95% (average 31.88%); while those from CIL ranged from 47.36-94.67% (average 67.85%). Thus, with transition and fresh ore, with some samples e.g. transition samples 911 and 912 from Inata South and Central respectively and fresh sample 914 from Inata North, "preg-robbing" could largely be suppressed by the application of CIL to give recoveries similar to those obtained from oxide ore. There were also samples of fresh and transition ore (fresh samples 912 and 913 and transition sample 913), where the effects of "preg-robbing" was only partially countered by the use of CIL to give recoveries of 47.36-77.68%.

Since CIL was only partially successful, the pre-conditioning with kerosene prior to CIL to passivate the "preg-robbing" species was investigated.

Table 19.2 : Investigation into Pre-conditioning with Kerosene prior to CIL

Composite/method	*Calculated head, g/t*	*Leach residue, g/t*	*% Recovery after 24 hours*	*% Recovery after 48 hours*
912 fresh, Direct	4.88	4.81	2.34	1.46
912 fresh, CIL	4.61	1.78	56.77	61.51
912 fresh, kerosene /CIL	5.16	1.18	75.79	77.24
913 transition, Direct	5.56	4.87	14.59	12.50
913 transition, CIL	5.38	1.20	75.92	77.68
913 transition, kerosene /CIL	6.33	0.792	83.32	87.48

It is clear that pre-conditioning with kerosene was beneficial and further work would be recommended to determine the optimum dosage and conditioning time.

Further testwork was carried out to investigate the optimum grind for Belahouro ore. Seven samples were ground to four 80% passing sizes (38 µm, 75 µm, 106 µm and 150 µm) before being subjected to CIL cyanidation.

An 80% passing size of 38 µm gave the highest recoveries from four of the seven samples (oxide samples 911, 914, transition sample 912 and fresh sample 914). In one of the tests (oxide sample 913), grinding to an 80% passing size 75 µm gave the best result, while, in two tests (oxide sample 912 and transition sample 911), the best results were obtained where comparatively coarse grinds of 80% passing size 150 µm were employed. In case of oxide sample 912, the high value of feed sample in the test using a grind of 80% passing size 150 µm inflated the recovery and the optimal indicated result was that from the test employing a grind of 80% passing size 75 µm, which gave the lowest value of leach residue.

In most cases, the difference in recoveries between the tests, where grinds of 80% passing 38 µm were used and those where the grinds were 80% passing 75 µm, did not justify the required increase in power required to achieve the finer grind, thus a grind of 80% passing 75 µm was adopted.

Table 19.3 : Investigation of Grind Size

Sample	*Grind, 80% passing size, µm*	*Calculated head, g/t*	*Leach residue, g/t*	*Recovery after 24 hours, %*	*Recovery after 48 hours, %*
911 oxide	150	1.38	0.225	79.56	83.70
	106	1.26	0.176	81.58	86.07
	75	1.79	0.102	91.69	94.34
	38	1.17	0.063	89.82	94.63
911 transition	150	14.4	0.546	95.83	96.22
	106	13.7	0.550	95.58	96.00
	75	11.9	0.586	94.68	95.08
	38	13.3	0.653	94.67	95.10
912 oxide	150	15.1	0.296	92.96	98.04
	106	9.4	0.196	97.03	97.91
	75	5.88	0.135	96.34	97.71
	38	4.67	0.141	95.23	96.98
912 transition	150	6.62	0.475	91.69	92.72
	106	6.72	0.424	92.69	93.69
	75	6.94	0.464	92.63	93.51
	38	6.66	0.259	95.10	96.11
913 oxide	150	6.64	0.541	91.00	91.85
	106	6.12	0.484	91.17	92.09
	75	6.14	0.340	93.69	94.47

Sample	Grind, 80% passing size, µm	Calculated head, g/t	Leach residue, g/t	Recovery after 24 hours, %	Recovery after 48 hours, %
	38	6.16	0.357	93.29	94.21
914 oxide	150	3.20	0.114	94.68	96.46
	106	3.46	0.123	94.82	96.46
	75	3.19	0.084	95.87	97.36
	38	3.29	0.069	96.17	97.90
914 fresh	150	2.12	0.179	88.86	91.54
	106	2.25	0.151	90.78	93.29
	75	2.25	0.120	92.54	94.67
	38	2.27	0.112	92.59	95.08

In a separate set of tests, these composite samples were treated in a Knelson concentrator after grinding 80% passing 75 µm. The concentrate from the Knelson was amalgamated. The amount of gold recovered by gravity concentration/amalgamation varied from 8.8% (913 oxide) to 88.6 (912 oxide), the arithmetical average being 40.8%. There is clearly a place for gravity concentration in the processing flow sheet.

19.3 Results of Earlier Testing

In chronological order, the first series of test work is reported in AMMTEC Report A6611 (March 1999). This covers the treatment of four samples of oxide ore from Inata North by gravity concentration then cyanide leaching of the gravity tails. Notes in the margin identify the samples as,

- T128827 - Low grade oxide (0-14m)
- T128828 - High grade oxide (6-45m)
- T128829 - Low grade oxide/trans (48-45m)
- T128830 - High grade oxide/trans (61-90m)

Table 19.4 : Sample Data and Leach Extraction

Sample Data Composite	*Grind, % minus 75 µm*	*% Cumulative Gold Extraction*				
		Gravity	*2 hours*	*4 hours*	*8 hours*	*24 hours*
T128827	106	16.2	84.4	90.4	94.5	94.5
	75	11.3	77.2	85.7	92.1	94.2
T128828	106	14.9	91.4	94.1	95.2	96.0
	75	13.9	89.4	94.5	94.5	95.9
T128829	106	13.0	80.6	80.6	80.6	80.6
(O_2 sparged)	106	12.9	90.0	90.0	90.0	90.0
	75	8.8	82.5	82.5	84.7	86.8
T128830	106	16.8	80.9	82.9	83.6	84.4
	75	10.4	80.0	81.7	82.1	82.1

These results show good agreement with Goldbelt that excellent results may be expected from oxide ore. In this case extractions of 94-96% were achieved from oxide ore, which is comparable with those obtained in the Goldbelt direct cyanidation tests. The results obtained from oxide/transition ore were poorer at 82-84%. Sample T128829 was then leached using oxygen rather than air sparging. As a result, an extraction of 90% was achieved in 2 hours as opposed to 80.6% extraction when air was employed.

Viscosity measurements carried out at three levels of slurry density indicated that a density of about 45% solids should be employed.

The next report, AMMTEC Report A6922 (August 1999), gave details of the testing of shale material for its "preg-robbing" potential. A sample INRD 09, described as a barren black shale carbon material, was contacted with a standard gold solution. After 24 hours contact time, the gold content of the solution had been reduced from 1.96 mg/l to 0.075 mg/l, again indicating the material's ability to adsorb gold from solution.

In the next report in the sequence, AMMTEC Report A7029 (December 1999), contained the results of investigations of the potential for "preg-robbing" of the ore. 12 samples of Inata North oxide and transition (INNO-Ox and INNO-Tr) ore and of Inata Central oxide and transition (INCE-Ox and INCE-Tr) ore with visible shale content were hand selected before being contacted with standard gold solution for 6 hours. After 6 hours contact time, all but one of 12 solutions showed a decrease in gold content, indicating that preg robbing had taken place. In two of the tests, the decrease in gold content was > 90%; in four of the tests, the decrease was 50-80%; in three of the tests, the decrease was 30-40% and in two of the tests, the decrease was < 10%.

Three of the samples tested with the standard gold solution were then subjected to a CIL test of 48 hours duration.

Table 19.5 : Preg-robbing Tests

Sample	*INNO OX Tray 1*	*INNO TR Tray 2*	*INNO TR Tray 3*
Gold adsorbed in "preg-robbing" test	92.43	99.60	37.05
Gold extracted in 48 hour CIL test	58.97	32.38	77.09

There is a degree of correlation between these results, the sample showing the least adsorption in the "preg-robbing" test giving the highest extraction and the sample showing the highest adsorption in the "preg-robbing" test giving the lowest extraction.

Four composites were then made of the material from the trays and these were treated by CIL.

Table 19.6 : Total Gold Extraction (%) for CIL Tests

Composite	2 hours	4 hours	8 hours	24 hours	48 hours
INCE Oxide	80.0	90.8	92.0	93.0	94.4
INCE Trans	78.1	82.9	85.7	88.0	88.9
INNO Oxide	88.2	92.6	94.2	94.9	95.2
INNO Trans	53.3	61.3	68.8	77.7	81.4

The use of CIL gave similar results (94-95%) for the oxide ore as noted in AMMTEC Report A6611. The results from the transition ore at 81-89% covered a greater range than those reported in A6611 but were not dissimilar.

AMMTEC Report A7259 (March 2000) contains the results of Bond Work Index determinations on the four ore types.

Table 19.7 : Ore Types Bond Work Index

Sample	*Wi, kWh/tonne*
INCE Oxide	16.1
INCE Trans	13.7
INNO Oxide	16.5
INNO Trans	11.5

The results are highly suspect and since the oxide ore is much softer than the transition ore.

In the next series, the results of which are given in AMMTEC Report A7326 (May 2000), the various process steps found to be beneficial were brought together to simulate the probable flow sheet. The same samples, the results from which were reported in A7029, were treated in this exercise. These tests differed from the A7029 tests in that;-

- Since the results given in A 6611, indicated little difference between the results from the two grind sizes, grind P80 of 106 µm was used instead of one of P80 75 µm.
- Gravity recoverable gold was removed prior to leaching.
- Preconditioning of gravity tails with kerosene was employed as this often improves gold extraction by passivating the "preg-robbing" sites of the carbonaceous materials in the ore.
- The leach pulp would be sparged with oxygen, since this was found to be beneficial as reported in A6611.

Table 19.8 : Total Gold Extraction (%) for CIL Tests

Composite	*Gravity*	*2 hrs*	*4 hrs*	*8 hours*	*16 hrs*	*24 hrs*	*48 hrs*
INCE Oxide	25.51	74.30	82.66	87.13	88.23	89.32	91.04
		80.0	90.8	92.0		93.0	94.4
INCE Trans	10.98	70.08	77.98	82.31	84.85	85.51	86.52
		78.1	82.9	85.7		88.0	88.9
INNO Oxide	12.53	81.27	87.92	91.14	92.15	92.34	92.64
		88.2	92.6	94.2		94.9	95.2
INNO Trans	13.70	60.86	67.95	73.54	77.04	78.69	81.15
		53.3	61.3	68.8		77.7	81.4

19.3.1 Results from A7029

In spite of the inclusion of these "improvements", three of the four tests showed slower leach kinetics and lower extraction than the corresponding test, whose results (given in red) were taken from A7029. The fourth test showed faster kinetics initially than the corresponding A7029 test but the latter caught up and finally gave a slightly better extraction. AMMTEC presumed that the poorer results could be attributed to the coarser size used in the tests, which is probably right but the test should be repeated using material ground to P80 of 75µm.

In the final report in the series, AMMTEC Report A8186 (June 2002), the results of tests to compare the use of CIL and RIL are given. Two samples of Inata Central Transition ore composite were pre-conditioned with kerosene before being subjected to RIL, one test using new resin and the other using regenerated resin.

Table 19.9 : Total Gold Extraction (%)

Composite	*2 hrs*	*4 hrs*	*8 hrs*	*16 hrs*	*24 hrs*	*48 hrs*
Carbon (A7029 Dec 1999)	78.10	82.86	85.67	Not requested	88.02	88.90
Regenerated resin	39.83	65.23	71.89	72.35	82.23	Not requested
New resin	8.54	18.02	27.73	39.45	47.91	81.74

The resin tests were performed on the same composite as tested in December 1999 but the results were significantly poorer.

19.4 Ore Characterization

In summary, the oxide rock mass is extensively sheared and is expected to be highly weathered and dry. As might be expected, due to the extensive weathering the oxide ore is the softest ore type. Fresh ore is the hardest ore type with hardness of transition ore being between these extremes. Some areas of the transition and fresh ore zones of the deposit contain "preg-robbing" shale which requires to be passivated with kerosene before cyanidation. It would seem that the incidence of ore requiring kerosene pre-conditioning is not restricted to a particular ore type in the non-oxide phases or from a discrete area of the deposit

19.5 Plant Flowsheets

The flow sheets are developed from GBM MEC's knowledge of operations in Burkina Faso from the ROM tip area to the water conserving tailings plant. The plant is designed to be largely self sufficient and accommodate the particular operating conditions within the country of Burkina Faso.

The plants are designed to handle and treat 1.5 million tons per annum as requested by Goldbelt Resources.

The plants are designed to operate for 24 hours per day, 7 days per week. We envisage a two 12 hour shift operation for the plant. The plant availability will be 92%. The Equipment will be generally as the following descriptions;-

19.5.1 ROM Tip

The ROM Tip area will be designed to include a concrete pad and wing aprons with suitable reinforcing for protection from the load out equipment (CAT990G or similar). Ample clearances have been envisaged to allow for ease of manoeuvring. The plant has been designed to accommodate the potentially "clay" oxide ore types expected.

The primary crushing plant is designed to accept ROM oxide ore at -800mm, which is loaded onto the fixed grizzly, and will produce a primary crusher product of -150 mm (nominal size). The plant is shown on Process Flow Diagram 0207CRS8101B (Appendix 5)

The plant will comprise of the following equipment:

- Grizzly – A fixed grizzly with 800 x 500 mm apertures sloping at 20o. Oversize ore will be rolled off of the grizzly and stored on a separate stockpile for breaking by mobile breaker. (Boulder Buster or similar)

- ROM Bin – 180 tonne live capacity bin with wear liners and suitable bracing.

- Apron Feeder – 1200 mm wide by 9000 mm long heavy duty apron feeder with hydraulic drive inclined at 120 to give better feed control.

- Primary Crusher – A size 500 series MMD Mineral Sizer with 7 Tooth wear plate. The sizer is rail mounted to facilitate maintenance. Sufficient room is allowed to substitute the sizer for a jaw crusher at a later date when harder and ores with less clay are encountered. The Jaw Crusher is not included in the capital estimate.

- Belt Conveyor – 750 mm wide conveyor accepting the product from the mineral sizer and discharging into the SAG mill. Control of mill feed will be via a belt scale on the conveyor and the hydraulic drive on the Apron Feeder.

- Lime Bin and Feeder – A 20 tonne lime silo with rotary valve and screw feeder will be mounted to deliver lime onto the conveyor belt. Control will be via the rotary valve taking a signal from the belt scale on the preceding conveyor. The lime is delivered in 1 tonne bulk bags which are hoisted to the top of the silo for depositing through the feed funnel. Dust Extraction is provided

19.5.2 Milling

The plant is as per Process Flow Diagram 0207CRS8102B (Appendix 6)

The milling circuit will comprise of the following equipment:-

- 3.4 metre diameter x 5.5 metre long SAG Mill complete with Polymet liners, trommel, lube system, VSD, 650 kW slip ring motor and gearbox. The trommel will screen out the "pebbles" from the mill discharge and feed them onto the pebbles conveyor. The mill will discharge into the common Mill sump.
- Mill sump – Mild steel rubber lined with suitable nozzles
- Mill discharge pumps – one running and one standby. The discharge from the Mill Discharge Pump will report to the Cyclone. The all metal cyclone feed pumps are set up for variable speed drives.
- Cyclone Cluster -4 off Krebs gMAX10 – complete with manifold, isolation valves, pressure gauges and discharge launders. The discharges from the cyclone will report as follows. The overflow will report to the thickener, the underflow will report to the cyclone underflow screen.
- Cyclone Under flow Screen –complete with oversize chute and under pan. The discharge from the screen will report as follows, the oversize will report to the Ball Mill and the sized product will report to the concentrator splitter box.
- 2.8 metre diameter x 4metre long Ball Mill complete with Metal liners, Grate discharge, trommel, lube system, 750 kW slip ring motor and gearbox. The trommel will screen out the "ball scats" from the mill discharge and feed them into the Ball Mill scat box. The mill will discharge into the common Mill sump.
- Concentrator Splitter Box – the splitter box will ratio the feed of concentrates between the concentrator and the Ball Mill.

- Knelson or similar Concentrator complete with ICS2.0 computer control and automated piping – the concentrator will concentrate the milled product into a product suitable for sorting on a Gemini Table. The oversize product will be fed into the Ball Mill feed chute.

- The Gemini 1000 table, which is housed in the Gold Room, will grade the concentrates further, the sized product table concentrate reporting to the calcining oven and the oversize table tails pumped back into the Ball Mill feed chute.

- The pebbles from the SAG Mill will be collected from the Trommel screen on a 600mm wide belt conveyor and discharged onto a stockpile.

- 600mm wide Reclaim conveyor, manually fed, will take the pebbles back to the SAG Mill feed chute. Allowance will be made in the design for sufficient space to install a suitable crusher in the pebbles circuit at a later date.

- The Mill will be serviced by a 15/4tonne capacity overhead crane which will be used for maintenance and ball charging. Ball charging will be carried out directly from the 210 litre steel drums which the balls arrive in. The drum is lifted up by the EOT crane and discharged into the mill feed chute using the tipping device.

19.5.3 Carbon in Leach

The Plant is generally as per the process flow diagram 0207CIL8103B (Appendix 7) and will comprise of the following equipment:-

- The cyclone overflow will report to the 1200mm x 2440mm trash screen in the CIL area.

- The trash screen will screen off deleterious materials such as woodchips, grasses, roots etc and will be complete with rubber lined under pan and water sprays. The screened product will report to the first of 6 tanks via a Vesin sampler. The screen could be replaced with a fixed sieve bend

- Vesin Sampler – the sampler will accept and discharge the product from the trash screen into the CIL tank No 1. The sampler will automatically take a sample from the flow.

- CIL Tanks – the 6 tanks will be designed to cascade the leach product down from tank No 1 to tank No 6, Carbon granules will be pumped from tank No 6 to tank No 5 and thence to tank No 4 and so on, allowing sufficient residence time for the gold to load the carbon.

- Each rubber lined tank is 10 meters diameter x 11 meters high and is equipped with:-
- Lightnin 783QT7500 agitators complete with 45 kW drive and gearbox.
- SALA - STHM 54W carbon transfer pumps,
- Kemix MPS600 interstage screens complete with 7.5kW drive
- Sufficient Dart valves and launders to allow each tank to be bypassed and taken off line.
- The tanks are furnished with suitable walkways, stairways and access platforms to ensure safe access to each piece of equipment. Maintenance will be by using the mines 60 tonne mobile crane.
- Loaded Carbon Screen – 900mm x 1800mm, complete with rubber lined under pan, water sprays and 2Hp vibrating motor. The screen will accept the pumped feed of loaded carbon from tank No 1 and discharge clean loaded carbon into the acid wash column, discharging the washings into tank No 1
- Carbon Safety screen – 1200mm x 2440mm, complete with rubber lined under pan, water sprays and 3.73kW vibrating motor. The screen will accept the feed of exhausted leachate leached slurry discharged from tank No 6 and discharge the oversize into a tote bin or bulk bag, the tails will report to the vacuum filter feed launder.
- Regenerated Carbon Screen, complete with rubber lined under pan and water sprays. The screen will accept the feed from the carbon regeneration pump and discharge the sized regenerated carbon into CIL Tank No 5 or No 6, the undersize will be discharged back to the Elution/Transport water Tank.

19.5.3.1 Dry Tailings

The tailings will be dry stacked onto the tailings dump at 90% w/w thereby recovering 90% of the water and cyanide to be pumped back into the process stream. Generally as per Flow Diagram 0207TLS8108B (Appendix 12)

- Disc Filters – 2 off 3200mm x 3656mm disc filters complete with 7.5 kW filter drive, agitator with 7.5kW drive and air knife discharge system.

- Filtrate Receivers – 2 off 1500mm diameter x 1800mm high complete with all necessary instrumentation, filtrate pumps with 11 kW drives. The filtrate will be pumped to the process water tank.

- Vacuum pumps – 2 off rated at 5280m^3/h of air at vacuum condition complete with 132kW drive, separator, water seal system with heat exchanger.

- Compressor – 2 off screw type to deliver air for air knife discharge system complete with 2 air receivers, instrumentation and 75kW drive.

- Conveyor TLSCV01 will feed the tailings into the 150 tonne capacity bin. The bin is provided with full width clam shell doors to discharge the tailings into the mining fleet dump trucks.

The mining trucks will pick up the tailings from the tailings Bin, after discharging the ore onto the ROM Pad, and will continue on to the tailings ramp. The ramp will be formed by the alternate dumping of waste rock and tailings. A Tracked Dozer will be used to form the ramp from the tailings and waste rock.

The tailings/waste will be back tipped down the ramp edge on day shift, on night shift the trucks will discharge in piles for the dozer to redistribute during the day shift.

19.5.4 Elution / Acid Wash Pressure "Zadra" System (2.5 tonne batch)

The plant is generally as per process flow diagram 0207CRG8104B & 5B (Appendices 8 & 9) and will comprise of the following equipment:-

- Acid Wash Column which will receive the feed of loaded carbon from the loaded carbon screen and will discharge the loaded carbon, using high pressure water, after it has gone through the acid washing sequence into the elution column. The acid washing is carried out with a dilute acid made up in the acid plant on site. Spillage is sent to the sump. All necessary safety equipment is included.

- Elution Column -The loaded washed carbon is subject to "soaking" in a solution of cyanide and caustic in the elution column for a period of time. The pregnant solution is discharged through filters, recovery heat exchanger and is pumped to the electro-winning plant. The acid washed carbon will be eluted by the pressure Zadra system. In this system caustic cyanide solution will be pumped through the recovery heat exchanger where it will gain heat from the hot solution exiting the elution column. The partially heated solution leaving the recovery heat exchanger will pass to a second exchanger where it gains heat from the hot oil heater to bring it up to the operating temperature of 160-180°. The hot solution will be pumped into the base of the column. After passage up the column, the solution will be discharged from the top of the column. On exiting the column, it will give up heat to the incoming solution in the recovery heat exchanger and pass to the electrowinning-cell via a flash tank. The barren solution from the cell will pass to the eluate tank from where it will be recycled to the elution column. This operation will continue for about 16 hours until the assay of the carbon in the column is reduced to 50-100 g/t.

- Cyanide/Caustic System – The cyanide and caustic solutions will be made up on site and pumped into the mixing tank, which is complete with its own agitator. The mixed solution is pumped into the elution column via the recovery heat exchanger and heater.
- The spent carbon will be transported to the carbon regeneration area by high pressure water from the Elution/Transport water tank. Periodically the water from the tank is cleaned of carbon fines by passing the water through a pressure filter. The resulting cake is stored.

The equipment is housed within a suitably design structural steel frame with roof cladding to provide shelter against inclement weather.

19.5.5 Carbon Regeneration Area

The plant is generally as per process flow diagram 0207/CRG/8107B (Appendix 11) and will comprise of the following equipment:-

- The spent carbon is pumped from the Elution area onto the dewatering screen (sieve bend), the water is routed back to the transport water tank. The carbon is transferred via a chute into the eluted carbon tank.
- Carbon Regeneration Kiln rated at 200kg/hour – The carbon is withdrawn from the tank by the kiln screw feeder where further dewatering takes place. The water is routed back to the elution transport water tank. The carbon is heated to a suitable temperature and allowed to "soak" before being discharged into the quench tank.

- Carbon Attrition Tank – complete with agitator. Fresh activated carbon is manually loaded into the tank along with fresh water. As the product reaches a suitable mixture in this tank, the carbon is conditioned to remove friable edges that might otherwise be removed in the CIL tanks and be lost to tailings carrying adsorbed gold with them. As carbon is required the tank is allowed to discharge into the quench tank.

- Quench Tank – Rubber lined mild steel tank which collects the regenerated carbon from the kiln and the fresh carbon as required.

- Regenerated carbon pump – SALA STHM PUMP complete with 5.5kW drive pumps the regenerated carbon from the quench tank to the regenerated carbon screen.

The equipment is housed within a suitably designed structural steel frame with roof cladding to provide shelter against inclement weather.

19.5.6 Electrowinning and Smelting

The plant is generally as per process flow diagram 0207/STR/8106B (Appendix 10) and will comprise of the following equipment:-

- Electro-winning Cell complete with rectifier and fume handling system – The pregnant solution will be pumped from the Elution area into the electro-winning cell where it is subject to DC power. The electrolysis causes the gold in solution to plate out on the cathodes Some of the gold will not adhere to the cathodes and will form a sludge in the base of the cell. During cell clean-up the gold is washed off the cathodes with high pressure water to join the sludge in the cell floor from where it will be pumped to a filter.

- Barren Solution Sump complete with pump – the sump will accept the Barren solution from the cell, the filter press, and floor spillage, and pump this back to the process water eluate or CIL tanks.

- Gold Sludge Filter- The filter will accept the gold sludge from the electro-winning cell and discharge diluted barren solution which will report to the sump and the filter cake which will be transferred manually into the calcining oven.

- Calcining Oven – The oven will be manually loaded with the filter cake and/or the concentrate from the Gemini table, and will calcine the gold cake. The cake will be manually loaded into the Dore furnace for smelting. Off gases from the oven will be handled by the fume filter.

- A200 tilting Dore Furnace complete with electrical power, controls and hydraulic power pack. The Dore furnace will accept the cake from the calcine oven and with suitable fluxes, added manually, smelt the gold to run into the bullion moulds. The furnaces off gases are collected by the gold room filter. The bullion is manually placed in the strong room for transport to further refining.

The equipment is housed within a suitably designed structural steel frame with roof cladding to provide shelter against inclement weather.

19.5.7 Reagents and Consumables

The supply of reagents and services will be generally as indicated on flow sheets 0207/RGT/8109, 0207/RGT/8110 and 0207/RGT/8111. (Appendices 13, 14 & 15)

Oxygen will be supplied from a self contained PSA plant supplying oxygen at the rate of 250Nm^3/hour with a purity of 93% at 5 barg. The plant will require an area of 10m x 8m x 5m high.

Cyanide will be delivered in the form of briquettes in bags. The bags will be picked up using an overhead crane and placed in the bag breaker unit. The briquettes will gravitate into the cyanide make up tank where they will be mixed into fresh water. The cyanide solution will be pumped into the leach tank as required.

Caustic soda pearls will be supplied in bags. They will be added by hand into the caustic make up tank. The caustic will be pumped to the elution area where it will be added to the cyanide to make up the required eluent.

Hydrochloric Acid will be added direct from the drums of concentrated acid by a drum pump into the dilute acid tank. The dilute acid will be pumped into the acid wash column.

Fresh carbon will be added by hand to the eluted carbon vessel.

19.6 Tailings Impoundment

19.6.1 Introduction

A dry stack system stacking tailings at an average density of 1.6 tonnes per cubic meter would require a stack volume of 7 million cubic meters.

19.6.2 Dry Tailings System

This system optimises the water and cyanide recovery of the tailings system and requires a disc filter plant. This would produce a filter cake with 15 % moisture which would be disposed of by trucking.

The stack would be in the order of 500 meters x 700 meters x 20 meters high.

We have assumed a maximum height of 20 meters is allowable in terms of stability and by the government mining department. We have assumed that the residue of cyanide remaining on the tails after filtration is not significant.

19.6.3 Recommendations

This area of the plant requires further study to determine the most economical method of handling the tailings with respect to water usage, reclamation of cyanide and legal deposition of tailings.

19.7 Processing Water Supply

Two alternative water abstraction options have been reviewed with the potential to provide 250,000m^3/annum of water to the CIL process plant and 150,000m^3/annum of potable water to the plant and camp i.e.

- Local surface impoundment
- Groundwater Aquifer

19.7.1 Mormossal Barrage

The site at Mormossal, is primarily flat and a vast area is required for the impoundment, of the largest of the three barrage inundation areas. The catchment area for the barrage is approximately 2.08 Million m^2 and the inundated area at full supply level (4 meter depth) is estimated at 3384 hectares with an estimated impounded volume of 71.5 Million m^3. The volume has been estimated using the contours generated from a NASA Satellite Mapping of the catchment area.

There are three major issues to building suitable barrages to raise the water level by 4 meters.

- The village of Sona may be impacted by the impoundment but it is likely that the effect will be minimal.
- The evaporation rate is an imponderable, generally because of the vast area required.
- A 15 km long pipeline and extraction point is required.

The proposed site for the Mormossal Barrage is presented in Drawing 0207GEN1206A, including the potential inundation area.

19.7.1.1 Hydrological Review

A preliminary hydrological review for the site was undertaken to determine the likelihood of the proposed barrage at Mormossal to provide sufficient and reliable water storage for the project requirements.

The analysis is based on three data points. Djibo 1996-1998 records suggest a 1000 year return period for a 24hr rainfall event. The rainfall would be between 100mm and 220mm. It is extrapolated, therefore, that for the periods being considered for the project, a 150mm event could be considered a reasonable estimation of the likely maximum rainfall event.

Two scenarios were then considered assuming a 30% run off coefficient and a 50% run off coefficient for the catchment area. At 30% runoff coefficient, 93.5 Million m^3 of water would be available for storage by the barrage proposed. Scenario 2, at 50% run off coefficient, would make some 156 Million m^3 available for storage.

19.7.1.2 Proposed Barrage Layout

The proposed barrage for the Mormossal site is conceived as a compacted earthfill embankment with a crest width of some 5 meters minimum to allow access to the dam crest by machinery and equipment and with a height of the barrage at the centre point of some 4 meters.

Blanket filters will be constructed on the downstream side to shorten the path of infiltration and seepage and ensure the long term stability of the structure. The downstream and upstream slopes will be constructed to an angle of 1V to 3H and the upstream face will be protected using rip-rap to avoid erosion of the upstream slope.

It is not envisaged that rapid drawdown of the dam impoundment will occur, however, as the barrage will not be provided with internal filters or protective measures, more detail procedures for pumping and drawing down of the impoundment will be required during the operation stage.

Due to the characteristics of the inundation area and its surroundings, it is possible that significant siltation of the impoundment could occur, resulting in a diminished water storage capacity and, therefore, diminishing the effectiveness of the facility. Due to this and in order to allow for the clearing of the impoundment, an allowance should be made in the cost estimation for the clearing of at least a portion of the impoundment near the barrage.

Additionally, based on the results of the hydrological review, it has been determined that a maximum of 85Mm^3 of water could be discharged from the dam (under worst case conditions: dam full at start of event and 50% run off coefficient) and therefore a suitable spillway structure will be required.

The following figure represents the location of the proposed Mormossal Barrage and the resulting inundation area.



Figure 19.1 : Mormossal Dam



19.7.2 Groundwater Aquifer

The proposed site is located some 40 km north of the Inata site at the Ninga aquifer, within the sedimentary rocks.

No pump tests are available to date and therefore there is no certainty on the suitability of the aquifer to satisfy the project water supply requirements. It is however felt that this would give a more robust solution to the water supply problem.

The proposed well field is located in the approximate coordinates 682000E, 1627000N and will require a 40 km long HDPE or steel pipeline for the pumping of water as well as a 3 meter wide non surface access track. It is estimated that the pipe will require to be supported above ground.

19.7.3 Recommendations

We would suggest that the way forward for this area of the project is the drilling and testing of three boreholes and a full hydrological and geotechnical study based on the borehole results.

19.8 Processing Plant Support Facilities

The processing plant support facilities will comprise of the following buildings. The plant and the support buildings will be within a high security fenced area:-

19.8.1 Security Control Room

Entrance and exit to the plant will be only be gained through this building, which is equipped with turnstile access, search cubicles and two offices for security personnel. Searches will be conducted on a random basis.

19.8.2 Change House

This building will be set out with a clean and dirty side change rooms, with showers and toilet facilities for male and female employees. The change rooms are equipped with suitable locker facilities for storage of employee's clean clothes and personal effects. The change house will have a laundry facility to avoid clothing being taken out of the secure area. The change house will also have a kitchen with messing facility for the employees within the process plant. Food storage and preparation will be at the camp kitchen.

19.8.3 Plant Workshop and Stores

The plant workshop and stores will be separate from the process plant but will provide all necessary breakdown and light maintenance support for the process plant (mechanical, electrical and instrumentation). The workshop is designed to enable the repair of small plant and pumps requiring part replacements, whilst more complex repairs will go to the main workshop. The workshop will have a store keeping small parts only.

19.8.4 Laboratory

The assay laboratory will analyse samples from the whole mining operation from exploration to gold analysis (AAS). The laboratory will have sample preparation area, wet chemical facilities, fire assaying room, storeroom, washroom and office.

The laboratory will have all equipment serviced by suitable dust and fume extraction units.

19.9 Gold Recovery

The gold recoveries quoted in the relatively small amount of test work available are extremely conservative and should be easily achieved. We would consider that these recoveries could be elevated to more realistic levels which again should be achievable if not surpassed. These will be confirmed with the latest round of test work. The values used for this study are:-

Table 19.10 : Summary Processing Recoveries

Item		*Unit*	*GBM range*	*Adopted for Whittle 4X*
CIL	-Oxide -Transition - Primary	%	94.5 – 96.0 85.0 – 91.0 83.0 – 90.0	95 91 90

19.10 Capital Costs

Figure 19.12 presents the direct costs for the process plant and its installation including import duty and taxes. The process plant equipment, support structure and installation costs for the dry tailings system is $15,606,881. The mobile equipment required for the plant is included in the infrastructure budget.

Table 19.11 : Capital Cost Estimate Summary Level 3 1.5MTPA (Dry Stack)

Cost Area	*Quantity*	*Unit*	*Rate*	*US$*
Processing				
Process Plant				$13,825,174.00
ROM Pad Bulk Fill & Site Earthworks		Allowance		$100,000.00
CRS		Lump sum		$7,186,564.00
CIL		Lump sum		$2,325,293.00
ADR		Lump sum		$1,596,946.00
Services, Oxygen Plant		Lump sum		$1,278,712.00
Electrics		Lump sum		$612,667.00
Reagents, w/shop & stores		Lump sum		$195,196.00
Tools & Construction Consumables		Lump sum		$79,796.00
Foundations & construction costs		Lump sum		$450,000.00
Transport		Lump sum		Incl. above
Contingency			10.0%	$1,382,517.00
Tailings Dump (including duties, taxes & fees)				$122,200.00
Ramp	1	Lot	$277,839.00	$102,200.00
Detailed Design	1	Lot	$5,000.00	$5,000.00

Cost Area	*Quantity*	*Unit*	*Rate*	*US$*
Site supervision	1	Lot	$10,000.00	$15,000.00
Preliminary and General	1	Lot	15.0%	
Contingency			15.0%	$18,330.00
Site Distributables				$137,855.00
Temp' Buildings, furniture, A/C's	1	Lot	$14,000.00	$14,000.00
Construction cement	410	t	$200.00	$82,000.00
Crushed Aggregate	672	m^3	$10.00	$6,720.00
Construction Sand	787	m^3	$19.23	$15,135.00
Fencing	1	Lot	$10,000.00	$10,000.00
Local Fees	1	Lot	$10,000.00	$10,000.00
Contingency			10.0%	$13,785.00
Spares				$414,755.00
Consumable (% of Plant Total Capex)	2	%		$276,503.00
Insurance (% of Plant Total Capex)	1	%		$138,252.00
Contingency			1.0%	$4,148.00
First Fill & Reagents Stocks				$216,473.00
Carbon (Incl. duties, transport & fees)	30	t	$2,040.00	$61,200.00
Workshop supplies (Incl. duties, transport & fees)	1	lot	$20,000.00	$20,000.00
Reagent Stocks (Incl duties, transport & fees)	2	mth		$135,273.00
Cyanide	40.0	t/m	$993.00	$79,423.00
Caustic	4.2	t/m	$451.00	$3,792.00
Acid	3.5	t/m	$267.00	$1,869.00
Heating Fuel	16.8	t/m	$412.00	$13,863.00
Carbon	8.0	t/m	$2,040.00	$32,637.00
Other	0.8	t/m	$2,213.00	$3,689.00
Contingency			10.0%	$21,647.00
Plant Import Duty, PSI & Service Fees				$890,424.00
Contingency			0.0%	-
Subtotal Processing (excluding contingencies)				**$15,606,881.00**

19.11 Plant Personnel

19.11.1 Manpower &Training

All staff will undergo a mandatory safety induction prior to entering site. Once an appointee has been selected for a position a suitably competent person will train that employee. No person will be allowed to perform work for which they have not received training.

Regular refresher training will be provided and will be conditional on returning from leave or long absence.

All plant operations will be subject to the laws of Burkina Faso pertaining to the employment and training of personnel.

Preference will be given to the recruitment of local labour, particular skills being sourced from the whole of Burkina Faso as necessary. Manpower of other nationalities will only be employed where it is not possible to recruit a Burkinabe who possesses the qualifications and competencies required for a particular job. It will be a policy to train and upgrade Burkinabe personnel to replace expatriate labour over time where possible.

19.11.2 Health & Safety

All employees will be issued or have available suitable internationally accepted safety equipment and clothing, for the task which is their responsibility. The wearing and use of this safety equipment is mandatory.

Safety of all site personnel as well as local inhabitants will be at the forefront of management's objectives and this will be carried through by regular briefings, lectures from suppliers of hazardous products, meetings with the staff and representatives of all affected local inhabitants.

The mining contractor will be bound by the Burkina Faso health and safety regulations and will operate the mining activities to internationally accepted health and safety standards.

The mine will employ health and safety systems which will involve:-

- Pre-employment medical.
- Standard workplace induction and induction booklet.
- Ensuring all employees have necessary literacy standards.
- Certification of employee's skills.
- Workplace safety meetings.
- Appropriate danger and out of service tag out systems.

19.11.3 Plant Manpower Levels

The anticipated manpower levels for the mine are shown in Figure 19.13 below:-

Table 19.12 : Manpower Requirements

Description of Title	*Number*	*Type*	*Grade*
Senior Administration			
Mine Manager	1	Expat	
Assistant Mine Manager	1	Local	
Purchasing Manager	1	Expat	
Accountant	1	Expat	
Assistant Accountant	1	Local	
Engineering Manager	1	Expat	
Camp Manager	1	Local	
Chief Chemist	1	Expat	
Sub Total Senior Staff Admin	8		
General Administration			
Bookkeeper	1	Local	
Payroll Clerk	1	Local	
Environmental Officer	1	Local	
Safety/ Training Officer	2	Local	
Security Chief	1	Local	
Personnel Officer	1	Local	
Secretaries	4	Local	
Clerks	6	Local	
Stores Controller	1	Local	
Nurses	3	Local	
Security/Firemen	9	Local	
Cleaners	6	Local	
Sub Total General & Admin.	36		
Senior Engineering			
Maintenance Superintendent	1	Expat	
Maintenance Engineer	1	Local	
Mechanical foremen	2	Local	
Electrical Foremen	2	Local	
Instrument Technician	2	Local	
Sub Total Senior Staff Engineering	8		
Engineering			

Description of Title	*Number*	*Type*	*Grade*
Fitters/ Mechanics	4	Local	
Electricians	2	Local	
Welder/Boilermakers	2	Local	
Carpenter	2	Local	
Mason	2	Local	
Sub Total Engineering	12		
Senior Operations Staff			
1. Mining			
Production Manager	1	Expat	
Geologist	1	Expat	
Production Geologist	1	Expat	
Pit Superintendent	1	Expat	
Mine Planner	1	Expat	
Assistant Planner	1	Local	
Surveyor	1	Expat	
2. Processing			
Plant Superintendent	1	Expat	
Assistant Superintendent	1	Local	
General Foreman	1	Expat	
Plant Metallurgist	1	Expat	
Assistant Metallurgist	1	Local	
Gold Room Foreman	1	Expat	
Shift Supervisors	3	Expat	
Sub Total Operations Senior Staff	16		
Operations Staff			
Assistant Surveyor	1	Local	
Gold Room Operators	2	Local	
Table Operator	2	Local	
Reagent Preparation Operators	2	Local	
General Labourers	2	Local	
Crusher Operators	2	Local	
Loader/Dozer Driver	2	Local	
Mill Operators	4	Local	
Filter Plant Operators	2	Local	
Tailings Operators	6	Local	
Shift Labourers	6	Local	

Description of Title	*Number*	*Type*	*Grade*
Assayers	2	Local	
Sample Preparation Operators	4	Local	
Subtotal Operations	37		

The staffing level shown in the above table is for the plant personnel and the mine senior staff. The mining technical and operating staff levels are indicated in Table 18.9 : Mining Workforce. Total staff complement is 188.

19.12 Operating Costs

Processing costs have been generated for the various CIL Scenarios as per the following table

Table 19.13 : Processing Costs

Throughput	*Cost/tonne milled*	*Annual Cost*
1.5 Million tonnes per annum	$4.64	$6,965,515

The operating cost for the processing plant comprise of the following items:

- Consumables – Reagents, Balls etc
- Power generation
- Tailings Disposal

SECTION 20 - MINE INFRASTRUCTURE

20.1 Property Access

The access route to the Inata site has been divided into two separate sections for clarity and to facilitate the preparation of the quantity and cost estimates.

Section 1 of the access route covers the section between Ouagadougou and Djibo. Section 2 of the access route covers the route between Djibo and the Inata Mine Site.

20.2 Primary Routes

Two alternative routes are currently available to the project: Ouagadougou to Djibo via Ouahigouya or, Ouagadougou to Djibo via Kongoussi. The alignment of the routes is presented in Figures 30.44 & 30.45.

20.2.1 Option A1 Ouagadougou to Djibo, via Ouahigouya

The 287 km length from Ouagadougou to Ouahigouya is a main northern arterial route within Burkina Faso and as such is a well-maintained metalled road with good side drainage.

From 5 km north of Ouahigouya, a laterite surface road is evident, which exhibits only minor surface corrugations. Year round access is maintained as the route crosses a series of barrages, culverts and concrete "French Crossings" which allow the free passage of storm flows. Some 8 km prior to the regional town of Djibo, for a short section, local corrugations become bad and sections of the road have been partially eroded. However, access is still possible. It is understood that this alignment is maintained by the Government and is graded following every wet season.

20.2.2 Option A2 - Ouagadougou to Djibo, via Kongoussi

The 203 km length from Ouagadougou to Djibo comprises a laterite surface road, which is currently in very poor condition. Significant corrugations are evident and in sections the road has been partially washed away. To the south of Kongoussi, where the road passes over the White Volta, the carriageway is reduced to a single lane. Surface corrugations are more serious in this section and safe transit is difficult.

It is understood that the Government intends to metal the alignment between Ouagadougou and Kongoussi in the near future. However, until this is completed and the section north of Kongoussi is rehabilitated, GBM suggest that the current project imposes a ban on the use of this route. It is suggested that the route is surveyed again during the feasibility stage

20.3 Secondary Routes

Three alternative routes are available to the project for access from Djibo to the Inata project site. The Options are presented in Figure 30.46 and are summarized in the following sections:

20.3.1 Option B1 – Djibo to Inata, via Bouro Village

The 45 km route is formed by a very basic road, poorly maintained and with limited or non-existent infrastructure.

The road is not surfaced in its entire length and is formed mainly by laterite and soft sand sections. There are no culverts although 21 potential stream crossings exist and there are very limited edge drains in sections.

The road presents no formal grading and, as its alignment follows the local river alignment, sections of the road are prone to seasonal flooding. This situation is worsened by the topography of the area near the village of Bouro where, should a barrage be constructed to provide water for the project and the local village, sections of the road will be completely inundated.

The road crosses farming land and various relatively small villages.

It is estimated that grading and edge drains will be required to ensure accessibility of the road on a permanent basis.

The table below presents the cost estimation for this section of road.

Table 20.1 : Cost Estimation – Road Option B1

Item	*Unit*	*Quantity*	*Rate*	*Amount (US$)*
Bush clearance and Top soil Stripping	Ha	22.5	$2,600.00	$58,500.00
Compensations for Farm Land	Ha	To be evaluated by others		
Rip, removed detritus, grade, compact to 95%MDD, subgrade to max 300 mm depth	m^2	135 000	$1.30	$175,500.00

Item	*Unit*	*Quantity*	*Rate*	*Amount (US$)*
Grade alignment	m^2	135 000	$0.30	$40,500.00
Win , Haul, and place to 95% MDD 200 mm gravel to subgrade (Average)	m^3	43 200	$6.20	$267,840.00
Cut, grade edge drains inclusive of mitres every 75 m (min)	m	45 000	$0.30	$13,500.00
Excavate, Supply, Install pipes, Win, haul, place and compact to 95% MDD Class 1 backfill to culvert	m^3	150	$7.25	$1,087.00
Excavate , trim ,compact, supply, place concrete for stream crossings	No	21	$7,500.00	$157,500.00
Subtotal				$714,427.00
15% Unmeasured items				$107,164.00
15% P&G's				$107,164.00
Total Estimated Cost				$928,755.00

20.3.2 Option B2 – Djibo to Inata, via Belehede

Two sections form the 67 km route. A 37 km road from Djibo to Belehede is an existing all weather laterite road maintained by the regional authorities and which is trafficable all year round. The 30 km route from Belehede to the Inata site is a very basic road, poorly maintained and with limited or non-existent infrastructure.

The second section of the route is not surfaced in its entire length and is formed mainly by laterite and soft sand sections. There are no culverts although a significant number of potential stream crossings exist and there are very limited edge drains in sections.

Similarly to the alternative route via Bouro, the road presents no formal grading and, as its alignment follows the local river alignment, sections of the road are prone to seasonal flooding. This situation is also worsened by the topography of the area near the village of Sona where, should a barrage be constructed to provide water for the project and the local village, sections of the road will be completely inundated.

Traffic on these sections of the route is limited to local traffic, which is relatively minor.

It is estimated that grading and edge drains will be required on the section from Belehede to the site, to ensure accessibility and trafficability of the road on a permanent basis.

The table below presents the cost estimation for this section of road.

Table 20.2 : Cost Estimation – Road Option B2

Item	*Unit*	*Quantity*	*Rate*	*Amount (US$)*
Bush clearance and Top soil Stripping	Ha	15	$2,600.00	$39,000
Compensations for Farm Land	Ha	To be evaluated by others		
Rip, removed detritus, grade, compact to 95%MDD, subgrade to max 300 mm depth	m^2	90 000	$1.30	$117,000.00
Grade alignment	m^2	90 000	$0.30	$27,000.00
Win , Haul, and place to 95% MDD 200 mm gravel to subgrade (Average)	m^3	28 800	$6.20	$178,560.00
Cut, grade edge drains inclusive of mitres every 75 m (min)	m	30 000	$0.30	$9,000.00
Excavate, Supply, Install pipes, Win, haul, place and compact to 95% MDD Class 1 backfill to culvert	m^3	150	$7.25	$1,087.00
Excavate , trim ,compact, supply, place concrete for stream crossings	No	15	$7,500.00	$112,500.00
Subtotal				$484,147.00
15% Unmeasured items				$72,622.00
15% P&G's				$72,622.00
Total Estimated Cost				$629,391.00

20.3.3 Option B3 – Djibo to Inata, via central route

This option for the route to site is also divided into two sections. A 24 km road from Djibo to Belehede is an existing all weather laterite road maintained by the regional authorities and which is trafficable all year round. The second section would require the construction of a new road between the existing road from Djibo to Belehede. Approximately 24 km from Djibo and 7 km from Tongomayel, a new 29 km road will be constructed to ease access to the site.

The total route length will be formed by the 24 km section on the road from Djibo to Belehede as for Option B2, and a further 29 km road purpose constructed to access the Inata Site.

The new road presents some 4 potential stream crossings and will be aligned to run along the higher elevations of the terrain such that it will not be prone to flooding.

The road will be aligned away from the villages minimising disruption and eliminating the risk of local traffic using the road. Access will also be controlled to avoid unwanted access.

The alignment of the road will require clearing of bushes. Graded and edge drains will need to be installed to ensure all year traffic access.

The table below presents the cost estimation for this section of road.

Table 20.3 : Cost Estimation – Road Option B3

Item	Unit	Quantity	Rate	Amount (US$)
Bush clearance and Top soil Stripping	Ha	29	$2,600.00	$75,400.00
Compensations for Farm Land	Ha	To be evaluated by others		
Rip, removed detritus, grade, compact to 95%MDD, subgrade to max 300 mm depth	m^2	87 000	$1.30	$113,100.00
Grade alignment	m^2	87 000	$0.30	$26,100.00
Win , Haul, and place to 95% MDD 200 mm gravel to subgrade (Average)	m^3	34 800	$6.20	$215,760.00
Cut, grade edge drains inclusive of mitres every 75 m (min)	m	29 000	$0.30	$8,700.00
Excavate, Supply, Install pipes, Win, haul, place and compact to 95% MDD Class 1 backfill to culvert	m^3	150	$7.25	$1,087.50
Excavate , trim ,compact, supply, place concrete for stream crossings	No	4	$7,500.00	$30,000.00
Subtotal				$470,147.50
15% Unmeasured items				$70,522.12
15% P&G's				$70,522.12
Total Estimated Cost				$611,191.50

20.3.4 Discussion & Recommendations

The economic comparison of the different route options has been based on a comparison of the three alternative routes from Djibo to site. The section of the route from the capital Ouagadougou to Djibo has been left out of the comparison based on the recommendation that only the route via Ouahigouya be used.

The proposed layout of the new constructed roads to site is based on a 6 m wide section of laterite-surfaced road including a compacted and graded subgrade and lateral drains and sand berms for the sections constructed on soft ground (sand) and similarly laterite-surfaced for the sections constructed on harder ground. See Figure 30.47.

Laterite for road construction will be sourced locally such that transportation costs are minimized.

The road will also be provided, where necessary, with reinforced concrete faced stream crossings some 10 to 30 meters long and 6 meters wide to match both the crossing requirements and the width of the road. Figure 30.48 presents details of the proposed stream crossings.

Provisional sums of 15 % have been included to cover the cost of immeasurable items and preliminary and general (P&G) items.

Based on the above comparison it estimated that the proposed route B3 as described above will provide suitable all year access to the site at a minimum cost.

Due to the private nature of the route between the site and the intersection with the Djibo-Belehede road, access could be controlled increasing site and traffic security resulting in a more adequate solution to the site access issue.

20.4 Camp Accommodation and Facilities

All mine, process plant and supporting services senior staff will be accommodated on site, and all personnel will be provided with meals on site. The camp will be sited within a radius of 1.5 km from the main process plant and administration buildings. The camp will provide accommodation, catering, dining, recreational facilities, telephone and internet facilities for the senior staff at the mine.

A total staff complement of 54 will be accommodated in the camp with the remainder of the staff being recruited from the locality. The camp will be large enough to accommodate the additional company staff required for the construction period.

Expatriates sleeping quarters will consist of two room flatlets of 20 square meters each with their own washroom. The flatlets will be arranged into 6 man units, and 6 units of these have been provided.

The Mine manager will be provided with a 3 bedroom stand alone house including separate living room, kitchenette and bathroom.

The Plant manager and Engineering manager will be provided with two bedroom standalone houses with separate living room, kitchen and bathroom.

The remainder of the accommodation will be 4 units of 140 square meters split into 8 single rooms with washrooms.

20.4.1 Kitchen and Catering Facilities

The camp kitchen and catering facilities will feed all personnel, providing three meals per day per person in either the junior or senior staff mess. The catering would be carried out by an outside contractor using the mine's facilities. The food storage and kitchens are designed to handle the staff envisaged on site during the construction period. The kitchen and stores will be provided with refrigerators, freezers, microwaves, cookers and deep fat fryers to good commercial standards.

20.4.2 Recreational Facilities

Recreational facilities for use in off shift hours include a bar area, pool and games area equipped with tables, chairs, male and female washrooms, pool table and dartboard.

The bar area will have a satellite TV with DVD video player and a small library.

20.4.3 Laundry

The camp will have a laundry facility which will provide for all laundry/cleaning services which will cater for dirty work clothes and the cleaning of recreational clothing separately. Clothes from the process plant will be cleaned in a separate and secure facility.

20.4.4 Septic Tank and Sewage System

The camp will be provided with a septic tank and filter bed system to cater for the camp requirements. The plant will have a separate septic tank and filter bed system.

20.5 Mine Support Facilities

The mine support facilities buildings will be centrally located to serve the mining and the process plant, but will be outside the high security fenced area.

All operations and support staff will be located in a single administration building with workshops, stores, fenced storage area, fuel/lubrication storage and distribution centre and power plant adjacent.

The support services will comprise the following Buildings/Facilities.

20.5.1 Administration Building

The administration building will house all staff for the operations (except for the process plant technical staff), medical staff and mining contractor offices. The building will be sited adjacent to the main gate.

Office areas for the engineering, geology, surveying, safety and secretarial will be provided in the central area of the building with a series of individual air conditioned offices around the perimeter for the senior staff.

20.5.2 Workshop and Plant Stores

The workshop and plant stores building will accommodate all maintenance operations for the plant and plant vehicles. Maintenance will be limited to light fabrication and machining, and heavy fabrication and machining will be outsourced. The workshop will be equipped with a lathe, grinding machines, hand tools, cutting and bending facilities and forklift. The Owner will provide suitable workshop facilities for his mining machinery maintenance.

The building will house the stores for the mine. The stores will receive all mine supplies and will be responsible for storage and distribution to the appropriate department. The stores will be provided with a fenced area for storage of larger items and bulk reagents in containers.

20.5.3 Fuel and Lubrication storage and distribution

This equipment will be the responsibility of the Fuel/ Lubricant supplier, and he will install and maintain a suitable depot where the fuel can be stored and distributed to the end user. He will be fully responsible for maintaining adequate supplies of fuel for the power plant and the mining fleet.

The Plant will comprise the following items:-

- Offloading and forwarding pumps(duty and standby)
- Fuel Filtration Units (HFO & Diesel Centrifuges and Filters)

- 2 off 1000 m^3 Steel Storage Tanks & 2 off 60 m^3 Steel Day Tanks to API 650 (one set diesel, one set HFO)
- Trade and Metrology approved bulk resale meters and kerbside bowsers for LV fuelling.
- Fire Protection comprising water ring main and hydrants with reels & nozzles and fire extinguishers.
- Refuelling bay gantries.
- Office.
- Security Fencing.
- Localised panels, stop/start stations, area lighting, tank gauging system and electrical installation.
- Piping (ASTM Schedule 40), valves and dry break couplings.
- Lube offloading and forwarding pumps.
- Lubricant filtration units.
- Trade & Metrology approved resale meters.
- Dispensing Reels with hose and trigger assemblies.
- 4 No. 30 cu.m horizontal storage tanks (1 is for waste oil).
- Waste Oil Pumps
- Packed Lubricant Storage Shed.

20.5.4 Sewage Disposal

Sewage will be treated at one septic tank system for the processing plant facility and the construction will be similar to the unit installed at the camp.

20.5.5 Explosives Magazine Facility

The explosives magazine facility will comprise an area for explosives and a separate area for the initiation materials. The facility will be the responsibility of the mining manager both in terms of building in accordance with the regulations in force and maintenance of the area and records.

20.6 Sanitary Landfill

The domestic garbage will be disposed of in a landfill site located adjacent to the tailings deposition site. The site will be at least 100 meters wide by 200 meters long which is designed for the storage space for the waste generated by the camp and mining operation for the projected 7 year life of mine. The waste will be dumped and compacted in cells to allow for continuous closure of the facility by deposition of at least 1 meter of soil from the mining operation.

The facility will be provided with diversion trenches to handle the surface water run off, with an inner toe drain at the downstream walls of the cells to collect the leachate from the waste and the contaminated run off from the cells. The leachate and run off water will flow into a pond, downstream of the disposal facility, and will be pumped onto the tailings disposal facility.

20.7 Power & Telecommunications

20.7.1 Power

The Belahouro project will use diesel generators located at the plant to meet the power demand of the plant and camp. The calculated requirement of the process plant is 4.5 MW (based on 1.5Mtpa), and the camp and infrastructure will draw a further 1.5 MW giving a grand total of 6. MW.

The Power Plant will comprise the following:-

- Three 6M25, 1800kW, 11kV at 50Hz medium speed generators equipped for running on HFO.
- One 3512B HD, 1200kW continuous 1500kW prime, 11kV at 50Hz High Speed Generators (Standby/Startup System) running on Diesel
- Double Busbar system for combined start up of all loads.

- Alternators and outgoing feeders
- Base Load Power House
- Standby Power House
- Filters and cooling systems
- Electrical Control gear in air condition control room.
- Computer and display.
- Fire fighting system.

The power will be distributed on 11 kV overhead lines with step down transformers in the field. The power plants for the lower throughput will have a similar configuration, the numbers of generator units will reduce accordingly.

20.7.2 Communications

Site communications and the internet services will use a microwave link to the ONATEL (Burkina Faso government service) communications tower. The site telephones and computer system will operate on their own local area network with limited access to the internet and national telephone system.

20.8 Tailings

20.8.1 Tailings Storage

There are 6 main sites to consider for the site of the plant and the tailings facility. An initial visit indicated a site which can be located on the co-ordinates 682200/1587800. The site is between the North and Central pits, and the tailings can be sited directly West of the plant. This would have to be confirmed by a series of condemnation drillings to prove the ground sterile. The dry storage system would cover an area of 500 meters x 700 meters x 20 meters high based on 1.5Mtpa

20.9 Water Management

20.9.1 General

An integral part of the design of the tailings management facility is the control and management of water from the tailings as well as incidental rainfall and run off water. The objective of the control plan is to ensure that sufficient emergency storage capacity exists within the dam at any stage of its life such that maximum inflows of water from the sources described can be accommodated in safety with no risk of overtopping the embankments.

At the same time, and of particular importance at Belahouro, an adequate management of the water available will allow the minimization of water losses into the ground and groundwater systems and via evaporation, maximising the water available to the process and minimising any potential environmental impact.

20.9.2 Flood Attenuation

Although there is no information available to date on the frequency and magnitude of the rainfall events in the area, it is known that the project is located in a zone of infrequent rainfall.

The proposed layout of the tailings facility is such that the net inflow of water into the impoundment area will be limited to the incident rainfall and the water being carried by the tailings.

At this stage it is not envisaged that the facility will require the construction of a spillway structure, and flood control will be exercised by means of temporary storage of incident rainfall, and run off and pumping of the excess water for use in the process as required.

20.9.3 Return Water System

The tailings facility will include a return water system for the recirculation of water into the process plant. A HDPE lined seepage return sump will be installed and equipped with a small pump (up to 50 l/s flow) to return excess runoff to the process plant.

The preliminary results for the water balance are summarized on Figure 20.4 and suggest that during dry periods no water will be returned to the process plant. A more detailed model will be required for feasibility study based on a detailed hydrological water analysis and geotechnical analysis of the proposed dry tailings.

20.9.4 Diversion Structures

The configuration of the facility is such that diversion structures will be minor and only required to protect the downstream toes of the tailings embankments from erosion by run off water.

The actual requirements for diversion structures will be determined during the feasibility and design stages.

20.9.5 TMF Preliminary Water Balance

The purpose of the TMF pre-feasibility water balance analysis is to estimate the amount of return that may be available from the dry stack facility during an average rainfall year. The model assumes the following:

- Tailings will be delivered at 80% w/w solids content and the water lockup within the slurry tailings is assumed to be 15%.
- Tailings will be discharged from the process plant at a maximum rate of 190 tph for 8010 hours per annum, for the mine life.
- The filter cake tailings will be transported by the mine trucks en route back to the pit
- Where possible, supernatant will be reclaimed and pumped back to the process plant
- The TMF will be operated on a 12 hour basis, 365 days per year
- The rainfall records are average monthly values, as summarized in Figure 5.1, hydrological data
- The evaporation records are average monthly values estimated for the project site.
- Excess storm water runoff will be released directly to the environment provided it is in compliance with World Bank environmental standards for industrial water release;
- Evaporation loss from the unprotected tailings surface has been neglected.

20.9.5.1 Water Balance Results

Dry tailings will be produced at the process plant at an average pulp density of 1.8t/m^3, with an average moisture content of 10%. Based on similar tailings characteristics, AMEC have assumed that the natural moisture content of the tailings will be approximately 13%. Consequently, entrained water above this percentage will drain from the dry stack over time. A monthly time step model has been developed which suggests that the main source of water from a dry stack facility will be surface runoff.

Table 20.4 : Dry Stack Preliminary Water Balance

Month		*Oct*	*Nov*	*Dec*	*Jan*	*Feb*	*Mar*	*Apr*	*May*	*Jun*	*Jul*	*Aug*	*Sep*	*Annual*
Climatological Data														
Rainfall (Average)	mm	5	0	0	0	0	2	7	19	58	114	161	57	423
Rainfall (1988 Max)	mm	0	0	0	0	0	0	25	0	71	163	293	47	599
Rainfall (1993 Min)	mm	16	0	0	0	0	0	1	3	60	48	132	60	320
Evaporation Average	mm	229	236	228	238	260	329	336	325	270	211	166	169	2,996
Average maximum daily temperature	C	39	37	34	33	36	39	42	41	39	35	33	35	
Seepage/Runoff Return to Process Plant														
Y2 Average Rainfall Year	m^3	186	644	0	644	644	797	138	2,115	7,838	15,842	22,403	8,015	59,267
Pumping Hours @ 25 l/s	Hrs	0	1	0	1	0	0	0	15	81	173	249	86	605
Y2 1998 Maximum Rainfall Year	m^3	0	644	0	644	644	665	3,138	644	9,680	22,661	40,452	6,703	85,877
Pumping Hours @ 25 l/s	Hrs	0	1	0	1	0	0	26	0	102	250	453	71	904
Y2 1993 Minimum Rainfall Year	m^3	952	644	0	644	644	644	717	915	8,015	6,679	18,386	8,491	46,732
Pumping Hours @ 25 l/s	hrs	5	1	0	1	0	0	0	1	83	70	203	91	455
Y6 Average Rainfall Year	m^3	1,461	644	0	644	644	509	3,689	10,983	29,866	54,000	69,546	23,922	195,908
Pumping Hours @ 50 l/s	hrs	5	0	0	0	0	0	16	57	163	299	386	131	1,058
Y6 1988 Maximum Rainfall Year	m^3	0	644	0	644	644	741	16,567	644	36,596	77,199	126,066	19,919	279,665
Pumping Hours @ 50 l/s	hrs	0	0	0	0	0	0	88	0	201	428	702	109	1,528

Month		*Oct*	*Nov*	*Dec*	*Jan*	*Feb*	*Mar*	*Apr*	*May*	*Jun*	*Jul*	*Aug*	*Sep*	*Annual*
Y6 1993 Minimum Rainfall Year	m^3	4,981	644	0	644	644	644	958	1,295	30,514	22,826	56,966	25,375	145,493
Pumping Hours @ 50 l/s	hrs	25	0	0	0	0	0	1	3	167	125	316	139	775

20.10 Water Abstraction Options

Two alternative water abstraction options have been briefly reviewed with the potential to provide water to the CIL process plant i.e.

- Local surface impoundment
- Groundwater Aquifer

20.10.1 Groundwater Aquifer

The proposed site is located some 40 km north of the Inata site at the Ninga aquifer, within the sedimentary rocks.

No pump tests are available to date and therefore there is no certainty about the suitability of the aquifer to satisfy the project water supply requirements.

The proposed well field is located in the approximate coordinates 682000E, 1627000N and will require a 15 km long HDPE or steel pipeline for the pumping of water as well as a 3 m wide non surface access track. It is estimated that the pipe will require to be supported above ground.

The table below presents the capital cost estimate for the construction of a water supply pipeline and associated well field.

Table 20.5 : Cost Estimation – Water Supply Pipeline and Well field

Item	*Unit*	*Quantity*	*Rate*	*Amount (US$)*
200 mm 20PN Steel pipe	m	40 000	$25.00	$1,000,000.00
Air Valves (50 mm)	No.	40	$65.00	$2,600.00
Scour Valves (150 mm gate)	No.	40	$660.00	$26,400.00
Isolation Valves	No.	40	$400.00	$16,000.00
Non-Return Valves	No.	40	$400.00	$16,000.00

Item	Unit	Quantity	Rate	Amount (US$)
Support Plinths	No.	26 000	$10.00	$260,000.00
55 kW diesel pumps	No.	2	$50,000.00	$100,000.00
Alignment clearance (3m wide)	Ha	15	$2,600.00	$39,000.00
Boreholes	No.	5	$35,000.00	$175,000.00
Subtotal				$1,635,000.00
15% Unmeasured items				$245,250.00
15% P&G's				$245,250.00
Total Estimated Cost				$2,125,500.00

20.10.2 Surface Impoundments

20.10.2.1 Mormossal Barrage

The site at Mormossal is primarily flat land and at present there is ponding, which borders on to the village of Filio. There are four major issues to building suitable barrages to raise the water level by 4 meters.

- There would be a possible impingement on the village of Sona
- There would be a possible impingement on the village of Belahouro.
- The evaporation rate is an imponderable, generally because of the vast area required.
- A 15 km long pipeline and extraction point is required.

The proposed site for the Mormossal Barrage is presented in Drawing 0207GEN1206A, including the potential inundation area with an estimated total area of inundation of approximately 48 km^2.

The table below presents the capital cost estimate for the construction of a water retaining barrage at Mormossal for the supply of water for mining and processing operations.

Table 20.6 : Cost Estimation – Mormossal Barrage 2500meters long @ 4meters high

Item	Unit	Quantity	Rate	Amount (US$)
Bush clearance and Top soil Stripping	Ha	8.2	$26,500.00	$216,618.00
Compensations	ps	1	$375,000.00	$375,000.00
Rip to 300 mm depth, clear, moisture condition and compaction of foundation	m^2	82,000	$1.30	$106,600.00

Item	Unit	Quantity	Rate	Amount (US$)
Class I selected earth fill win, haul, place and compact	m^3	182,000	$7.25	$1,319,500.00
Supply and place drainage gravel (estimated)	m^3	3,500	$23.00	$80,500.00
Cemented Rip Rap for Spillway Channel	m^3	500	$50.00	$25,000.00
Spillway Channel Excavation	m^3	1,800	$3.00	$5,400.00
Access Road	km	13	$10,000.00	$130,000.00
Water Pipe line Barrage to Site	km	12	$42,000.00	$504,000.00
Village resettlement	ps	1	$375,000.00	$375,000.00
Subtotal				$3,317,618.00
15% Unmeasured items				$470,642.70
15% P&G's				$470,642.70
Total Estimated Cost				$4,078,903.40

20.10.3 Recommendation

The estimations above are based on order of magnitude estimates of quantities and estimated rates for Burkina Faso. The comparison has not taken into account the potential water supply capacity of the different options considered, as there is insufficient information at this stage to assess such potential.

To provide a robust solution, the Ninga groundwater aquifer is a favoured solution and should be investigated further.

Both the tailings deposition and the water supply need further investigation before the project can proceed to the next phase and the robustness of these areas is one of the key issues for the project.

20.11 Capital Costs

The Capital Costs for the infrastructure and services are shown in the table below and the following assumptions were made:-

- Option B3 is used for the Access Road capital costs.
- The Mine Water Supply is via the Groundwater Aquifer option.

Table 20.7 : Services - Capital Cost Estimate Summary Level 3 (1.5Mtpa)

Cost Area Services	*Unit*	*Quantity*	*Rate*	*Amount (US$)*
Power Supply (Plant & Accom)				$12,747,801.00
CAT 6M25	Lot	1		-
CAT 3512B HD	Lot	1		-
CAT C18 Set for Camp	Lot	1		-
Used Gensets for Construction Period	Lot	1		-
Set Accessories	Lot	1		-
Delivered to Site	Lot	1	$10,637,340.00	$9,041,739.00
Fire Fighting Equipment	Lot	1	$371,070.00	$315,410.00
Civil Works, buildings	Lot	1	$2,226,420.00	$1,892,457.00
Transportation	Lot	1	$896,752.50	$762,240.00
Local Labour	Lot	1	$865,830.00	$735,956.00
Water Supply				$2,203,435.00
Piping supply	Lot	1	$1,321,000.00	$1,321,000.00
Pump Station	Lot	1	$223,568.00	$223,568.00
Installation	Lot	1	$350,758.00	$350,758.00
Transport	Lot	1	$308,109.00	$308,109.00
Fuel	Lot	1	$10,000.00	$10,000.00
Free issue from suppliers				$10,000.00
General				$992,165.00
Power & water supply Import Duty, PSI & Service Fees				$992,165.00
Subtotal Services				$15,953,401.00

Table 20.8 : Infrastructure - Capital Cost Estimate Summary Level 3

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Site Earthworks & Access Road				$810,192.00
General Access Road Earthworks	Lot	1		$611,192.00
Pipe Culvert Crossing	Lot	1		$5000.00
French Crossing	Lot	1		$19,000.00
Estimated Detailed Design Engineering	Lot	1		$60,000.00
Estimated Technical Site Management	Lot	1		$70,000.00
Preliminary & General	Lot	1		$25,000.00
Site Roads	m	1,000.00	$20.00	$20,000.00
Accommodation				$1,012,070.00
Construction/Senior Accommodation sub-totals				$791,118.00
6 Man Unit			$314,880.00	$314,880.00
Camp Office			$34,398.00	$34,398.00

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Camp Store			$36,750.00	$36,750.00
Camp Mess			$259,200.00	$259,200.00
Camp Power house			$19,110.00	$19,110.00
Camp Staff Toilet			$10,500.00	$10,500.00
Light Vehicle Workshop			$35,280.00	$35,280.00
Security Wall			$28,000.00	$28,000.00
Water Treatment	Lot	1	$35,000.00	$35,000.00
Bore water distribution	m	4,000	$4.50	$18,000.00
Management Accommodation sub-totals				$220,952.00
Mine Manager House (3 BR)			$60,352.00	$60,352.00
Self-Contained Unit			$160,600.00	$160,600.00
Buildings				$619,704.00
Administration Offices			$191,100.00	$132,300.00
Changehouse			$75,000.00	$75,000.00
Clinic & Training room			$66,000.00	$66,000.00
Laboratory			$29,400.00	$29,400.00
Plant Workshop			$73,500.00	$73,500.00
Store (incl.' in Plant Workshop)				-
Reagent Store (incl.' in Plant Workshop)				-
Security/Gate House			$10,584.00	$10,584.00
Plant Control Room (incl.' in plant)			$19,110.00	$19,110.00
MCC Building (incl.' in plant)				-
Power House			$44,100.00	$44,100.00
Junior Staff Mess & Kitchen			$120,960.00	$120,960.00
Ablutions			$48,750.00	$48,750.00
Equipment & Fittings				$1,275,676.00
Office equipment & furniture : See - "Equip & Fittings"				$152,128.00
Communications : See - "Equip & Fittings"				$21,228.00
Mobile Equipment : See - "Equip & Fittings"				$867,118.00
Safety, First Aid & Fire Protection	Lot	1	$15,000.00	$15,000.00
Lab & Other Equipment : See - "Equip & Fittings"				$220,201.00
Subtotal Pre-Production				$3,717,642.00

20.12 Operating Costs

The operating costs for the infrastructure and power have been generated and are predicted to be as per the table below.

Table 20.9 : Operating Costs

Throughput	*Dry Tailings System*	
	Cost/tonne milled	*Annual Cost*
1.5 Million tonnes per annum	$4.53	$6,785,586

SECTION 21 - MANPOWER

The manpower complement is summarized in Table 19.12 : Manpower Requirements. The total mine complement is 188. The mine will use company employees for all aspects of processing, maintenance, general and administration services. Contractors will operate the mine catering facility. The mine will be managed by a senior management team led by the mine manager, the team will comprise of:-

- Mine Manager
- Plant Manager
- Engineering Manager
- Purchasing Manager
- Production Manager

All other supervising staff, employees and contractors will report to or through these positions.

21.1 General Services & Administration

The General Services & Administration include all personnel not involved in the mining, processing or engineering departments. The department comprises procurement, human resources, security, accommodation & catering and will be responsible for providing managerial, accounting, procurement, warehousing and personnel related functions to the mine. They will also be responsible for all permits & licence applications and insurance matters.

All Expatriates and non locals will stay in the mine camp while the local employees will be transported and from work on a daily basis. Expatriates will work on a rotation of 10 weeks on mine with 2 weeks on out of country leave. Process plant staff will work 12 hour shifts for 12 days with 3 days off.

Expatriate salaries are based on international levels. The Burkina Faso salaries are based on comparable levels for similar types of work elsewhere in the country.

All personnel will be directly employed by the mine company. As the project progresses a number of senior management positions, initially staffed by expatriates will be staffed by Burkina Faso citizens.

21.2 Ouagadougou Office

The mine will be fully autonomous and therefore the operation of the office in Ouagadougou will have no implications.

21.3 Capital Costs

The capital costs covering the vehicles, buildings, furniture and equipment used by the General and Administration staff are included in the infrastructure and services capital expenditures. The total vehicle cost is $867,118

21.4 Operating Costs

The operating costs for this area are included in the operating costs for the infrastructure and services, with the labour portion included with the processing operating costs.

SECTION 22 - ENVIRONMENTAL CONSIDERATIONS

22.1 Environmental study requirements

The table below illustrates the environmental studies required at each phase of the development of the mine. The scanning study was completed in April 1999. To advance to Feasibility Level a scoping study followed by a full Environmental Impact Assessment with Environmental Management Plan has been completed by Socrege SA of Burkina Faso.

Table 22.1 : Required Environmental Studies

Project stages	*Environmental studies*	*Objectives*
Prefeasibility	Scanning study	Identify environmental opportunities and constraints Input into project planning decisions Identify any obvious fatal flaws (environmental problems that are impossible or prohibitively expensive to manage and render the project unacceptable) Identify applicable environmental legislation (including authorisations/ permits) and the requirements for planning Define the scope of succeeding environmental work as far as is possible
Feasibility	Scoping	Identify issues on which attention needs to be focused in the succeeding EIA Define the scope of specialist investigation of these issues in the EIA stage Identify feasible alternatives that require further investigation Identify IAPs and involve them in the scoping process (inform them of the project, encourage them to share relevant information on the project environment, enable them to identify opportunities that may be created by the project and express concerns they may have about the project) Note that IAP involvement in the scoping of the EIA is considered essential.
	EIA	Input into project planning decisions, including the decision whether the project is feasible Develop an environmental management plan (EMP). In countries where there is a requirement to obtain environmental authorisation, this plan becomes legally binding when authorisation is granted. The plan, therefore, defines the "conditions of authorisation of the development". In future complementary auditing legislation will be introduced to check compliance with the EMP. To achieve the above, specialist investigations of the issues identified in the scoping stage are undertaken. The scope of specialist investigation required is defined in the scoping stage. The specialist investigations will involve some baseline data collection, but are far more focused on predicting potential impacts and identifying management measures than defining the pre-mining environment in detail.
Detailed design	Baseline investigations	It is important that the baseline information collection is focused and that no time and effort is wasted collecting information which will be of no value at a later stage. The modern view is that baseline investigations should happen after the environmental assessment. The purpose of the baseline investigations is to define the conditions in the pre-development environment as precisely as possible. The monitoring data collected in the construction, operational and closure phases can then be compared against the baseline. Often, when the baseline data is collected before the potential impacts are understood, the wrong data is collected. The baseline investigations can also be viewed as the start of the impact monitoring programmes.

Project stages	*Environmental studies*	*Objectives*
Construction	Implement environmental management	Achieve environmental management objectives defined in the environmental policy and EMP (environmental management needs to be integrated into the organisation's management system) Monitor implementation of environmental management
	Monitoring and auditing	Monitor impacts / the effectiveness of management measures in mitigating impacts Audit environmental compliance (compliance with conditions of environmental authorisation)
	Closure planning	Audit environmental performance (the effectiveness of the organisations management system in ensuring environmental management performance) Throughout the life of the operation check that the closure objectives are clearly defined, the monitoring data collected will be meaningful at closure and that management measures are implemented timeously to ensure that environmental liabilities at closure are negligible.

SECTION 23 - CONSTRUCTION MANAGEMENT AND SCHEDULE

Two construction management teams will be engaged for the project. One will construct the process plant and one will construct the infrastructure and services. A site manager will report to the project manager and will have the following duties and responsibilities:-

- Primary interface between head office and site personnel.
- Responsibility for the construction and schedule.
- Ensure efficient and effective relationship with the community.
- Cost management of site.

The site manager will be assisted by the following support staff:-

- Camp Manager
- Safety Officer
- Admin & HR Officer
- Planning Manager

Each area will have a separate construction area manager who will report to the site manager and will take responsibility for all issues within their areas. The following senior supervisory personnel will assist each construction area manager and will manage the separate construction functions as listed.

➢	Civil Engineer	Civil contractor
➢	Structural Engineer	Steelwork erection contractor
➢	Mechanical Engineer	Mechanical erection contractor
➢	Electrical Engineer	Electrical installation contractor
➢	Instrumentation Engineer	C & I installation contractor

The construction team will hand over the plant and infrastructure to the commissioning team as a cold commissioned plant.

23.1 Schedule

The proposed Gantt Chart showing the project execution plan is included in the appendices. The Key dates are summarized below :-

Table 23.1 : Schedule

Activity	*Milestone Date*
Raising of Finance	Week 1 to Week 8
Notice of EPCM Award	Week 8
Plant Design	Week 9 to Week 31
Order Long Lead Equipment incl. Mill, Power Plant etc	Week 9
Procurement	Week 9 to Week 47
Civil Contractor Mobilisation & Site establishment	Week 22
Start of Infrastructure Construction	Week 9
Start of Process Plant Construction	Week 24
Power Plant Commissioning	Week 52 to week 56
Plant Commissioning	Week 56
First Ore to Plant	Week 57
First Gold Pour	Week 59

23.2 Capital Costs

The following table shows the capital cost indicated as "owner's costs" for the provision of the construction team and equipment to build the mine. The total "Owner's costs" are $2,272,620.00.

Table 23.2 : Owner's Costs - Capital Cost Estimate Summary Level 3

Cost Area Services	*Unit*	*Quantity*	*Rate*	*Amount (US$)*
Pre-Production Costs				$1,284,620
Pre-Production Labour : See "Owners PreProd Sheet"				$613,266
Regional Office Support : See "Owners PreProd Sheet"				$221,599
Insurances : See "Owners PreProd Sheet"				$85,696

Cost Area Services	Unit	Quantity	Rate	Amount (US$)
Accommodation & messing : See "Owners Admin Contract Sheet"				$93,259
Contract Security : See "Owners Admin Contract Sheet"				$20,280
Mobile Equipment Expenses : See "Owners Mob Equip Sheet"				$105,312
Licence Fees	1	Lot		$50,000
Site power generation	1	Lot		$30,760
Pre-Hire Medicals	1	Lot		$9,907
Communications	1	Lot		$23,140
Air Transport	1	Lot		$22,500
Public Relations	1	Lot		$9,000
Working Capital				$988,000
Working Capital	2	mths	$988,000.00	$988,000
Gold Credit	2	mths		$0
Legal & Audit Fees, Financing Charges & Capitalised Interest				$400,000
Subtotal Owner's Costs				$2,672,620

SECTION 24 - CAPITAL AND OPERATING COST ESTIMATES

24.1 Capital Costs

The capital cost estimate includes for all site preparation, infrastructure and facilities construction, fixed and mobile equipment for the processing plant and services. The capital estimate also includes for the camp and catering for the Employers construction and project team as well as personnel safety equipment, monitoring from head office, and relevant consultants. The capital estimates are summarized in table below

Taxation implications and duties are not clear at the time of writing this report and have therefore been included for at the rates ruling at the time of the report. No cognisance has been taken of any tax rebates, tax deals etc.

Table 24.1 : Dry Tailings System – 1.5 MTPA Capital Cost Estimate: Summary Level 1

Cost Area		*Capital Cost US$*
Mining		$89,097
Processing		$15,606,881
Services		$15,953,401
Infrastructure		$3,717,642
	Direct Capital Subtotal	$35,367,021
Owners Costs		$2,672,620
EPCM	12%	$4,564,756
	Direct and Indirects Subtotal	$42,604,398
Contingency		$3,408,352
PROJECT TOTAL(excluding mining)		$46,012,750
Rehab Capital		$792,739

24.2 Operating Costs

The operating costs have been calculated on the basis of 1.5 million tonnes milled per annum and are summarized in Figure 24.2.1 and are based on a 1.5 Mtpa CIL plant. The costs are skewed in terms of power, which is a major component.

Table 24.2 : 1.5 MTPA Dry Tailings System

Item	*Annual Cost (US $)*	*Unit Cost (US $ / Tonne Milled)*
Consumables	$3,960,800.00	$2.64
Labour	$2,009,562.00	$1.34

Item	*Annual Cost (US $)*	*Unit Cost (US $ / Tonne Milled)*
Power	$4,222,618.00	$2.82
Infrastructure	$2,562,968.00	$1.71
Tailings	$995,153.00	$0.66
Total	$12,755,948.00	$9.17

No allowance has been made for savings in cyanide or possible reduction in Capex due to reduced water usage.

24.3 Sustaining Capital

Sustaining and equipment rebuild and replacement costs have been estimated assuming a mine life of 7 years and a closure provision of $25000 per annum. The total cost would be $575,900 over the 7 year life of mine.

This assumes the mine staff carries out the raising of the tailings dam walls.

24.4 Financial Analysis

A financial analysis of each project was completed based on the assumptions detailed in the following table,

Table 24.3 : Financial Analysis Assumptions

No.	*Assumption*	*Type*	*Description of Assumption*
1	Mining Schedule	Operation	Mining is carried out with an owner operated fleet to the schedule included in the study
2	Mining Costs	Operation	As per Orelogy mining schedule (Doc - 0022_GoldBelt_Inata_Main_V11_with_appendices_060814.doc)
3	Mining Start year	Operation	Mining to begin in Year 0 – i.e. allowance for pre-stripping (See working capital below)
4	Processing Capital Costs	Operation	As per GBM capital costs (Doc - Capital Costs EstimateT1-1.5 mtpa-Owner Construct Contingency .xls)
5	Processing Operating Costs	Operation	As per GBM operating costs (Doc - GoldbeltOPCOSTS - 1.5 Mtpa (Oxide).xls)
6	Recovery	Operation	Overall recovery of 95% for Year 1 to Year 4
7	Recovery	Operation	Overall recovery of 93% for all years after Year 4
8	Gold Price	Financial	US$ 550 per Troy ounce (base case)
9	EPCM period	Financial	12 Month design, procurement and construction to first production/revenue, cost is 12%
10	Capital Spend	Financial	100% of total Capex in Year 0 for processing.

No.	Assumption	Type	Description of Assumption
			67% of total Capex in Year 0 for mining with 33% spend in Year 1
11	Working Capital – Year 0	Financial	8.3% of Consumables Year 1 production operating cost - Commissioning
			50% of Labour Year 1 production operating cost - Commissioning
			20.5% of Power Year 1 production operating cost - Commissioning
			20.0% of Infrastructure Year 1 production operating cost - Commissioning
			4.0% of Mining of Year 1 production operating cost - Commissioning
12	Working Capital – Year 1	Financial	8.3% of Consumables Year 1 production operating cost - Before First Revenue
			8.3% of Labour Year 1 production operating cost - Before First Revenue
			8.3% of Power Year 1 production operating cost - Before First Revenue
			8.3% of Infrastructure Year 1 production operating cost - Before First Revenue
			1.0% of Mining of Year 1 production operating cost - Before First Revenue
13	Operating Costs – Year 8	Financial	Consumables - Ratio of Year 8 production to normal of 1.5 Mtpa
			Labour – 50% of normal 1.5 Mtpa production
			Power - Ratio of Year 8 production to normal of 1.5 Mtpa
			Infrastructure – 50% of normal 1.5 Mtpa production
14	End of Project Capital Costs	Financial	Allowance of $100,000 for plant closure costs.
			An allowance of $ 400,000 for likely Processing Plant rehabilitation costs,
			Resale value of 7.5% of the fixed equipment
			Resale value of 7.5% of the mobile mining equipment
15	Royalties	Financial	Royalty payments to the Burkina Faso Government of 3.0%
			Royalty payments to International Royalty Corporation of 2.5%
16	Discount Rate	Financial	Discount rate of 5.00%
17	Tax Free Holiday	Financial	No tax free periods have been included
18	Tax rate	Financial	Tax Rate of 25.00% : 35% reduced by 10% for mining enterprises (Burkina Faso Modified Mining Code 30.05.03)
19	Working Capital Take-out	Financial	Capitalised working capital take-out at end of project – this is subject to tax if capitalised and borrowed.
20	Depreciation Allowance	Financial	As per Goldbelt's Depreciation - calculated on an overall 35% declining balance

No allowance has been made for carried forward losses

As detailed in previous sections, the capital costs for the 1.5 Mtpa plant, based on new prices for all equipment, an owner operator mining fleet and heavy fuel oil power generating system, a two year spares inventory, a 12% contingency and including an allowance for working capital are

- 1.5 Mtpa CIL Capital Cost US$65,774,730

These along with the associated operating costs were analysed with the assumptions made and the respective Internal Rate of Return (IRR), Net Present Values and Payback were calculated. These are shown in the following paragraphs.

24.4.1 Financial Analysis Results

For the scenario of a 1.5 Mtpa CIL process plant, the annual gold production is estimated to provide a total of 597,317 recovered gold ounces over a 74 month life of mine, averaging 107,395 recovered gold ounces for the first four years, peaking at 115,248 recovered gold ounces in Year 1. The oxide ore is the main mill feed for the early part of the project life.

Cash operating costs, including pre-stripping, are estimated to average US$ 290/oz over the 6.1 year life of the project.

The total operating cost, plus royalty payments (Royalty payments to the Burkina Faso Government of 3.0% and Royalty payments to International Royalty Corporation of 2.5%) and pro-rata capital cost (depreciation not claimed) together average about US$ 326/oz over the 6.1year life.

Allowing for a 12 month design, procurement, construction to first production/revenue schedule, the after tax project payback at a US$550/oz gold price is 3.03 years (discounted at 5.00%) from the date of capital expenditure. The associated Internal Rate of Return (IRR) for the project is 28.00% and the Net Present Value (NPV) is US$43,994,187. For undiscounted cash flows, the payback is 2.64 years and the NPV is US$60,898,799. The results are presented both numerical and graphically on the following page.

Table 24.4 : Financial Analysis Calculation

CALCULATION OF NPV, PAYBACK TIME, IRR (CIL - 1.5 Million tpa)

CIL - 1.5 Million tpa

Ounces (troy) of Gold = 31.1034 Au g

Year (End of Year)		0	1	2	3	4	5	6	7
Project Life (Years)	7								
Project Stage Description	Totals	EPCM	Production	Production	Production	Production	Production	Production	Project Life End Production
Total Tonnes Ore MINED	9,165,000 tpa	70,000	1,413,000	1,503,000	1,587,000	1,433,000	1,458,000	1,238,000	363,000
Total Tonnes Waste MINED	65,007,000 tpa	823,000	14,000,000	10,750,000	10,777,000	6,204,000	4,904,000	6,754,000	-
Total Tonnes Ore TO MILL	9,145,000 tpa	-	1,483,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	162,000
Grade of Ore TO MILL per Annum	2.15 Au gpt	-	2.54	2.40	2.05	2.41	2.30	1.27	1.40
Ounces (troy) of Gold TO MILL per Annum	632,610 Au Ounces	-	121,314	115,705	99,100	116,270	110,084	61,340	4,197
Recovered Grade per Annum	2.03 Au g/t	-	2.42	2.28	1.95	2.29	2.14	1.16	1.30
Gold Recovery	%	-	95.00	95.00	95.00	95.00	93.00	91.00	90.00
Ounces (troy) of Gold RECOVERED per Annum	597,171 Au Ounces	-	115,248	109,920	94,145	110,287	103,172	57,046	7,623
Gold per Annum	18,580 kg/yr	-	3,584.6	3,418.9	2,928.2	3,430.4	3,207.4	1,774.3	237.1
Gold Price	$/Ounce (troy)	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550	$ 550
Capital Expenditure									
Mining	Totals								
Mining Capital Cost (Fleet, Workshop, Hire)	$ (14,282,368.00)	$ (9,569,186.56)	$ (4,713,181.44)	$ -	$ -	$ -	$ -	$ -	$ -
Contingency @ 5%	$ (714,118.40)	$ (464,176.96)	$ (249,941.44)	$ -	$ -	$ -	$ -	$ -	$ -
Pre Stripping	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mine Closure	$ (100,000.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (100,000.00)
Process									
Mining (Building/Offices)	$ (80,007.00)	$ (80,007.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Processing	$ (15,006,881.35)	$ (15,006,881.35)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Services	$ (15,953,401.14)	$ (15,953,401.14)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Infrastructure	$ (3,717,641.55)	$ (3,717,641.55)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Owners Costs	$ (2,072,020.17)	$ (2,072,020.17)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
EPCM @ 12%	$ (4,584,758.95)	$ (4,584,758.95)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Contingency @ 8%	$ (3,408,351.85)	$ (3,408,351.85)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Rehabilitation Costs (Project End)	$ (400,000.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (400,000.00)
Plant Component Resale (7.5% CAPEX)	$ 3,195,329.80	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,195,329.80
Additional 7.5% on Mining Fleet	$ 1,071,177.60	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,071,177.60
Working Capital									
Consumables	$ (658,681.04)	$ (329,934.64)	$ (328,746.40)	$ -	$ -	$ -	$ -	$ -	$ -
Labour	$ (1,177,824.86)	$ (1,011,031.20)	$ (166,793.66)	$ -	$ -	$ -	$ -	$ -	$ -
Power	$ (1,288,619.05)	$ (917,104.20)	$ (371,519.58)	$ -	$ -	$ -	$ -	$ -	$ -
Infrastructure	$ (725,319.83)	$ (512,593.52)	$ (212,726.31)	$ -	$ -	$ -	$ -	$ -	$ -
Mining Costs	$ (915,250.00)	$ (732,200.00)	$ (183,050.00)	$ -	$ -	$ -	$ -	$ -	$ -
Total Capital Expenditure	$ (82,008,224.35)	$ (59,548,977.15)	$ (6,225,754.65) $ (65,774,731.81)	$ -	$ -	$ -	$ -	$ -	$ 3,766,507.40
Operating Expenditure	Totals								
Consumables	$ (25,115,208.38)	$ -	$ (1,838,605.38)	$ (3,960,800.00)	$ (3,960,800.00)	$ (3,960,800.00)	$ (3,960,800.00)	$ (3,960,800.00)	$ (1,900,400.00)
Labour	$ (12,804,750.05)	$ -	$ (1,842,105.85)	$ (2,009,562.40)	$ (2,009,562.40)	$ (2,009,562.40)	$ (2,009,562.40)	$ (2,009,562.40)	$ (1,004,781.20)
Power	$ (26,706,258.18)	$ -	$ (4,101,021.84)	$ (4,473,079.33)	$ (4,473,079.33)	$ (4,473,079.33)	$ (4,473,079.33)	$ (4,473,079.33)	$ (2,236,839.67)
Infrastructure	$ (16,445,794.21)	$ -	$ (2,349,477.40)	$ (2,562,987.60)	$ (2,562,987.60)	$ (2,562,987.60)	$ (2,562,987.60)	$ (2,562,987.60)	$ (1,281,443.80)
Mining Costs	$ (85,222,750.00)	$ -	$ (17,309,750.00)	$ (16,774,000.00)	$ (10,032,000.00)	$ (11,671,000.00)	$ (10,700,000.00)	$ (9,457,000.00)	$ (3,000,000.00)
Total Operating Expenditure	$ (166,084,828.00)	$ -	$ (29,313,975.40)	$ (29,781,009.34)	$ (23,032,009.34)	$ (24,678,009.34)	$ (23,703,009.34)	$ (22,474,009.34)	$ (8,906,584.87)
Operating Benefit	Totals								
Annual Product Income	$ 328,564,094.00	$ -	$ 63,386,569.00	$ 60,455,882.50	$ 51,779,750.00	$ 60,656,575.00	$ 56,717,166.00	$ 31,375,410.00	$ 4,192,700.50
Royalty @ 5.50% on Revenue	$ (18,070,475.17)	$ -	$ (3,486,261.08)	$ (3,325,072.44)	$ (2,847,886.25)	$ (3,336,561.63)	$ (3,119,444.13)	$ (1,725,647.55)	$ (230,592.10)
Total Benefit	$ 310,493,618.83	$ -	$ 59,900,303.93	$ 57,130,790.06	$ 48,931,863.75	$ 57,311,013.38	$ 53,597,721.87	$ 29,649,762.45	$ 3,962,163.40
Tax Calculation	Totals								
Before Tax Profit	$ 76,700,567.86	$ (59,548,977.15)	$ 24,361,273.81	$ 27,349,780.73	$ 16,297,854.41	$ 32,633,004.04	$ 30,304,712.53	$ 7,175,753.11	$ 1,272,166.19
Depreciation	$ 65,774,731.81	$ -	$ 24,361,273.81	$ 23,350,072.27	$ 6,322,185.00	$ 4,109,420.25	$ 2,671,173.16	$ 1,736,230.00	$ 3,224,427.95
Working Capital - End of Project Take out	$ 4,765,495.40	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,765,495.40
Taxable Income	$ 75,507,074.00	$ -	$ -	$ 3,999,708.46	$ 9,970,060.41	$ 28,523,583.79	$ 27,633,589.37	$ 5,439,523.06	$ -
Tax Rate	%	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00
Tax		$ -	$ -	$ (999,927.11)	$ (2,497,667.35)	$ (7,130,895.95)	$ (6,908,397.34)	$ (1,359,880.76)	$ -
Cash Flows		0	1	2	3	4	5	6	7
After Tax Profit		$ (59,548,977.15)	$ 24,361,273.81	$ 26,349,853.61	$ 13,800,187.06	$ 25,502,108.09	$ 23,396,315.19	$ 5,815,872.35	$ 1,272,166.19
Cumulative Cash Flow	(Not discounted)	$ (59,548,977.15)	$ (35,187,703.34)	$ (8,837,849.73)	$ 4,962,337.34 Non-Discounted Payback Year 2.64	$ 30,464,445.43	$ 53,860,760.62	$ 59,676,632.97	$ 60,948,799.16
Discount Rate	%	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Discounted After Tax Profit	(NPV @ 5%)	$ (59,548,977.15)	$ 23,201,213.15	$ 23,900,093.99	$ 11,921,120.45	$ 20,980,847.44	$ 18,331,625.16	$ 4,339,893.49	$ 868,570.69
Discounted Cumulative Cash Flow	(NPV @ 5%)	$ (59,548,977.15)	$ (36,347,764.00)	$ (12,447,670.02)	$ (526,549.57)	$ 20,454,097.87 Discounted Payback Year 3.03	$ 38,785,723.03	$ 43,125,616.52	$ 43,994,187.21
Project Life (Years)	7								
Project IRR	28.60%					19.30%	26.65%	27.81%	28.00%
Project NPV	$43,994,187.21								
Project Payback Year	3.03								
(Excel calculates present value for $0 NPV over project life)									
Year		0	1	2	3	4	5	6	7

Figure 24.1 : Project Life Cashflow

PROJECT LIFE CASH FLOW
(CIL - 1.5 Million tpa)

Project Life in Years 7 Years
Project Payback Year 3.03 Years
Project IRR = 28.00%
Project NPV = $43,994,187.21

Cash Flow
Years

Cumulative Cash Flow (Not discounted)
Discounted Cumulative Cash Flow (NPV @ 5 %)
Project Payback Year
Project IRR
Project Life (Years)

24.4.2 Sensitivity Analysis

The project was subjected to a sensitivity analysis to establish how robust the project was to change in the following key variables:

- Gold Price Range : $525 - $575
- CAPEX Range: +10% -10%
- OPEX Range: +15% -10%

For the purposes of the exercise the other project variables remained constant. The results are presented below.

The table below demonstrates the sensitivity of the project items for fixed limits and the effect upon NPV, IRR and Payback.

The project financial model was rerun for each possible limit option (e.g. +10% CAPEX, -10% OPEX, US$500 Gold) each output was recorded.

Table 24.5 : Sensitivity Analysis

OPTION	Δ CAPEX	Δ OPEX	Δ GOLD	NPV	IRR	PAYBACK
1	0%	-10%	$525.00	$45,766,538	28.70%	2.96
2	0%	-10%	$550.00	$54,840,212	32.89%	2.59
3	0%	-10%	$575.00	$63,913,885	36.99%	2.30
4	0%	0%	$525.00	$34,272,242	23.21%	3.33
5	0%	0%	$550.00	$43,994,187	28.00%	3.03
6	0%	0%	$575.00	$53,067,861	32.22%	2.65
7	0%	15%	$525.00	$16,261,451	14.07%	4.02
8	0%	15%	$550.00	$26,572,252	19.49%	3.59
9	0%	15%	$575.00	$36,400,193	24.46%	3.25
10	10%	-10%	$525.00	$40,915,380	24.45%	3.23
11	10%	-10%	$550.00	$50,087,622	28.40%	2.96
12	10%	-10%	$575.00	$59,161,296	32.20%	2.64
13	10%	0%	$525.00	$28,782,565	19.02%	3.63
14	10%	0%	$550.00	$39,093,366	23.75%	3.28
15	10%	0%	$575.00	$48,315,272	27.76%	3.02
16	10%	15%	$525.00	$10,453,666	10.34%	4.44
17	10%	15%	$550.00	$20,764,467	15.37%	3.92
18	10%	15%	$575.00	$31,075,268	20.23%	3.53
19	-10%	-10%	$525.00	$50,510,797	33.72%	2.54

OPTION	Δ CAPEX	Δ OPEX	Δ GOLD	NPV	IRR	PAYBACK
20	-10%	-10%	$550.00	$59,584,471	38.27%	2.22
21	-10%	-10%	$575.00	$68,658,144	42.73%	1.97
22	-10%	0%	$525.00	$39,164,733	27.87%	3.05
23	-10%	0%	$550.00	$48,738,446	32.98%	2.61
24	-10%	0%	$575.00	$57,812,120	37.56%	2.26
25	-10%	15%	$525.00	$21,848,794	18.41%	3.67
26	-10%	15%	$550.00	$31,570,740	23.93%	3.30
27	-10%	15%	$575.00	$41,292,685	29.27%	2.98
28	-10%	-10%	$600.00	$77,731,818	47.10%	1.84
29	-10%	0%	$600.00	$66,885,793	42.05%	1.99
30	-10%	15%	$600.00	$50,616,757	34.18%	2.51
31	0%	-10%	$600.00	$72,987,559	41.00%	2.05
32	0%	0%	$600.00	$62,141,534	36.34%	2.34
33	0%	15%	$600.00	$45,872,498	29.08%	2.96
34	10%	-10%	$600.00	$68,234,970	35.91%	2.37
35	10%	0%	$600.00	$57,388,945	31.59%	2.70
36	10%	15%	$600.00	$41,119,909	24.82%	3.22

24.4.2.1 Monte Carlo Simulation

A Monte Carlo simulation was run for the project options using the same variable ranges as mentioned above. The Monte Carlo method uses randomly selected variables within the specified variable ranges detailed at the beginning of this section. For example in this case one simulation could be +3% CAPEX, -7% OPEX, US$543 Gold which satisfied the ranges for each variable. A total of 5,000 simulations were performed and the results are graphically presented

The following graphs demonstrate the Base Case CIL 1.5 Mtpa project's NPV, IRR and Payback sensitivity within the ranges detailed at the beginning of this section.

Figure 24.2 1.5 Mtpa CIL IRR and Project Payback Graph

CIL - 1.5 Million tpa IRR Simulation
IRR and Project Payback Graph

Sensitivity Analysis :

Gold Price Range : $525 - $575
CAPEX Range: +10% -10%
OPEX Range: +15% -10%

Discount Rate: 5.00%
No. Simulations: 5000

IRR % Basecase

Payback Year Basecase

IRR %

Number of Units

Project Life (Years)

Payback - CIL - 1.5 Million tpa

IRR % - CIL - 1.5 Million tpa

Figure 24.3 1.5Mtpa CIL NPV and Project Payback Graph

CIL - 1.5 Million tpa IRR Simulation
NPV and Project Payback Graph

Sensitivity Analysis :

Gold Price Range : $525 - $575
CAPEX Range: +10% -10%
OPEX Range: +15% -10%

Discount Rate: 5.00%
No. Simulations: 5000

NPV Basecase
Payback Year Basecase

NPV (Millions): $0 $25 $50 $75 $100 $125 $150 $175 $200 $225 $250 $275 $300

Project Life (Years): 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 9.5 10.0

Number of Units: 0 100 200 300 400 500 600 700 800 900 1000 1100 1200 1300 1400 1500

Payback - CIL - 1.5 Million tpa
NPV - CIL - 1.5 Million tpa

NB Number of Units refer to number of simulations

The key points/outputs to note from the simulations are:

- Maximum Payback Period is 4.66 Years
- 90th Percentile Payback Period is 3.98 Years
- 10th Percentile Payback Period is 3.08 Years

- Minimum NPV is US$7,591,056
- 10th Percentile NPV is US$21,363,379
- 90th Percentile NPV is US$48,219,232

- Minimum IRR is 8.76%
- 10th Percentile IRR is 15.73%
- 90th Percentile IRR is 28.93%

The Financial Analysis for the base case Belahouro Gold Project, as modelled, gives:

- An initial Capital requirement of $ 65,774,732
- An average Operating Cost (over the life of the project, inclusive of royalties) of US$ 326 /Ounce of gold recovered
- An Internal Rate of Return (IRR) of 28.00%
- A Net Present Value of $43,994,187

The above results demonstrate a financially robust project which is recommended to proceed to the next stage of development.

SECTION 25 - MARKETS AND CONTRACT

The sale of Gold will be made directly to the refiners with the revenue being raised at that point. It is not anticipated that forward sales of gold will be undertaken unless it is required as part of a financing package by the lender.

SECTION 26 - INTERPRETATION AND CONCLUSIONS

26.1 Exploration and Resource Potential

The mesothermal genetic model for gold mineralization within the Belahouro Gold Project is well understood and is consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. Additional work is required to understand the paragenesis within any given deposit and determine possible structural or magmatic relationships between the various zones of mineralization.

The potential to expand the resource base within the Belahouro Project (Inata) remains significant, with several high priority areas identified. A commitment to on-going exploration is highly likely to increase the resource base, thereby increasing the projected life of the proposed CIL operation.

26.2 Data Adequacy and Reliability

The sampling procedures adopted for all exploration activities are generally considered to be representative and unbiased. Samples afforded by diamond coring within the oxide zone are of low quality, however the recoveries generated by RC drilling are of high quality.

Reproducibility is evident in the field duplicate RC analyses completed during the Goldbelt drilling programs. RC sampling and sample preparation continue to require close supervision to ensure adequate representivity.

Umpire assaying has been completed with 1,381 samples representing 20% of the mineralised intercepts (greater than 0.5g/t Au) sourced from all data being investigated. An acceptable level of repeatability was achieved in this detailed investigation giving further higher confidence to the data collected by companies preceding Goldbelt.

RSG Global has completed extensive database verification and, while errors were identified and corrected prior to resource estimation, the database is now considered to meet accepted industry standards.

The Mineral Resource statement determined for Inata as at 24 April 2006 have been prepared and reported by RSG Global in accordance with Canadian National Instrument 43-101, 'Standards of Disclosure for Mineral Projects' of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000. Furthermore, estimation and classification is consistent with the Australasian Code for the 'Reporting of Identified Mineral Resources and Ore Reserves' of September 1999 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

SECTION 27 - RECOMMENDATIONS

It is recommended that Goldbelt:-

- Collect high confidence topographic data, multi element assaying and additional bulk density data.
- Undertake extensional drilling to better define the down dip and along strike extents of the known mineralization. This is warranted albeit that the quantum of this drill program should be dictated by the outcomes of mine planning studies and the success of early drill-holes. It is envisaged that an additional 10,000 to 30,000 meters of drilling may be required.
- Carry out further mine planning and economic studies.
- Proceed with the feasibility study. This study should investigate the viability of establishing a moderate tonnage of a mining and CIL processing operation to encompass both the oxide and primary resources.
- Carry out a further geological review of the Belahouro Project to expand the resource base which will refine the geological model further and potentially also the resource estimates.
- Investigate methods to reduce capital and working costs by considering used equipment, leasing accommodation, reducing power demand, and a Joint Venture (JV) with a power/fuel supplier.
- Carry out further metallurgical test work to establish robust parameters which should reflect in lower operating costs and better recoveries.
- Carry out further investigation to establish the optimum water supply to the mine.
- Carry out further investigation to establish the optimum road alignment to the mine.

SECTION 28 - REFERENCES AND SOURCES OF INFORMATION

BHP Limited Various internal reports and internal documentation.

Cavey G, Gunning D, December 2004 Amended summary report on the Belahouro Project and Kari-Karba Project. Report by Orequest

Nicholls B. Inata Deposit – Site Visit and Data Review. Report by RSG Global.

Resolute Mining Limited Various internal reports and internal documentation.

RSG Global Pty Ltd. May 2004 Resource Summary Belahouro West Africa Gold Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

RSG Global Pty Ltd. March 2005 Independent Technical Report Belahouro West Africa Gold Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

RSG Global Pty Ltd. September 2005 Independent Technical Report Belahouro West Africa Gold Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

RSG Global Pty Ltd. April 2006 Independent Technical Report Belahouro West Africa Gold Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

Orelogy Pty Ltd. September 2006 Independent Technical Report Belahouro West Africa Gold Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

SRK Ltd. April 1999 Pre-feasibility Biophysical and Social Scan Inata Deposit, Soum Province Burkina Faso – prepared for BHP-Resolute Joint Venture

SECTION 29 - CERTIFICATES

29.1 GBM – CERTIFICATE OF QUALIFICATION – Michael Short

I, **Michael Short**, retained for this Study by GBM Minerals Engineering Consultants Limited, Regal House, London Road, Twickenham, Middlesex, TW1 3QS, hereby state that:

I am a Consulting Engineer employed by GBM Minerals Engineering Consultants Limited (GBM).

I am a graduate of the University of New South Wales, Australia, with a degree in Civil Engineering in 1976.

I have practised my profession continuously for some 30 years since graduating, have variously managed, authored and co-authored several mining feasibility studies, feasibility audits and due diligence review reports for a variety of mineral deposit types in many different countries and am a "qualified person" for the purpose of National Instrument 43-101.

I am a Chartered Engineer (UK and Australia), a Fellow of the Institute of Materials, Minerals and Mining (UK), a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Institution of Engineers, Australia.

I am co-author and reviewer of the report "Analysis of Technical Criteria for Belahouro Gold Mine Project", which is based on

- a study of all available technical reports, sampling and metallurgical test data on the project provided to GBM;
- data and quotations provided by minerals processing equipment manufacturers and suppliers:

I was responsible for the review of the civil engineering and plant engineering aspects of the work and input into the review of the final report, and I have approved and signed off on the work carried out to prepare Sections 1.1-1.3, 1.5, 1.6, 1.8-1.15, 2, 4, 5, 19.6.1-19.12, 20.4-20.7, 20.11-20.12, 21-27. Information for Section 6, History of Previous Work Results, has been provided by Goldbelt Resources Ltd.

I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.

I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein, nor in the securities of Goldbelt Resources Ltd. I am independent of Goldbelt Resources Ltd pursuant to Section 1.4 of National Instrument 43-101.

I have not had any prior involvement in the property which is the subject of this report.

The report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1 and I have read this Instrument and Form.

September 2006

Michael Short
BE, FIMMM CEng, FAusIMM CP, MIEAust CPEng
Managing Director

29.2 GBM – CERTIFICATE OF QUALIFICATION –Alex Mitchell

I, **Alex Mitchell**, retained for this Study by GBM Minerals Engineering Consultants Limited, Regal House, London Road, Twickenham, Middlesex, TW1 3QS, hereby state that:

I am a Consulting Metallurgist employed by GBM Minerals Engineering Consultants Limited (GBM).

I am a graduate of the Heriot-Watt University, Edinburgh, UK, with an honours degree in Applied Chemistry gained in 1966.

I have practised my profession continuously for some 40 years since graduating, have variously managed, authored and co-authored several mining feasibility studies, feasibility audits and due diligence review reports for a variety of mineral deposit types in many different countries and am a "qualified person" for the purpose of National Instrument 43-101.

I am a Chartered Engineer (UK) and a member of the Institute of Materials, Minerals and Mining (UK).

I am co-author and reviewer of the report "Analysis of Technical Criteria for Belahouro Gold Mine Project", which is based on

- a study of all available technical reports, sampling and metallurgical test data on the project provided to GBM;
- data and quotations provided by minerals processing equipment manufacturers and suppliers;

I was responsible for the review of the metallurgical test procedures, the resultant data and interpretations, design of the process flowsheet and input into the review of the final report, and was author of Sections 1.4, 1.7, 16, 19.1-19.3.7.

I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.

I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein, nor in the securities of Goldbelt Resources Ltd. I am independent of Goldbelt Resources Ltd pursuant to Section 1.4 of National Instrument 43-101.

I have not had any prior involvement in the property which is the subject of this report.

The report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1 and I have read this Instrument and Form.

September 2006

Alex Mitchell
BSc (Hons), CEng MIMMM
Principal Metallurgist

29.3 AMEC – CERTIFICATE OF QUALIFICATION – Ciaran Molloy

I Ciaran Molloy, of AMEC Earth & Environmental, Ashford, Kent, as a contributor to the engineering elements of the report entitled "Prefeasibility Report for that Belahouro Gold Mine Project, Burkina Faso" dated 18 September 2006 on the Belahouro Gold property of Goldbelt Resources Ltd., hereby state that:

1. I have a Civil Engineering Bachelor of Science (BSc) degree from the University of Manchester Institute of Science and Technology (UMIST), 1979, and am an Associate of the University.

2. I currently maintain membership with the Institution of Civil Engineers, the Institute of Materials, Minerals and Mining and the Association of Mining Analysts.

3. I have practiced my profession continuously within the international mining industry for over 26 years, and have designed, project managed and site supervised independent technical studies and civil engineering projects within waste tailings disposal, mine water supply and access roads and as such am a qualified person for the purposes of National Instrument 43-101.

4. I confirm that I am familiar with West Africa and have worked within the region for over 20 years.

5. I confirm that I visited the project site between Monday 19th June and Friday 24th June 2005, inclusive, as an independent engineer and that the conclusions and recommendations pertaining to the Tailings Impoundment, Mine Water and Access Road schemes are based on the best information available at the time of technical report contribution.

6. I confirm that I contributed to paragraphs 19.4, 19.5, 20.1, 20.2, 20.3, 20.8 to 20.11.

7. I confirm that I have no commercial shareholding within Goldbelt Resources and will not receive any gratuity (direct, indirect or contingent) with respect to the property. I am independent of Goldbelt Resources Ltd, pursuant to Section 1.4 of National Instrument 43-101.

8. I am not aware of any material fact or material change with respect to the report subject matter indicated in (5) above, which is not reflected in the technical report, the omission or disclosure of which makes the technical report misleading.

9. I have not had any prior involvement in the property, which is subject to this report.

10. The overall technical report, to which I contributed as per (5) above, has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

September 2006

Ciaran Molloy
Associate Director – Engineering
AMEC Earth & Environmental, Ashford, UK

29.4 Orelogy Pty Ltd - CERTIFICATE OF QUALIFIED PERSON – Steve Craig

Certificate of Qualification – STEPHEN CRAIG

I, Stephen Craig, retained by Orelogy Ply Ltd, 11/64 Fitzgerald St Northbridge, Perth WA 6003 for this Study hereby state that:

- I am a Consulting Mining Engineer employed by Orelogy Ply Ltd,
- I am a graduate of the South Australian Institute of Technology with a Bachelor Degree in Engineering in Mining Engineering,
- I have practiced my profession for the past 18 years since 1988 and have worked within various gold operations, and authored and co-authored several mining studies throughout the world and am a "qualified person" for the purpose of national Instrument 43-101,
- I visited the site in April 2006,
- I am a member of the Australian Institute of Mining and Metallurgy (AUSIMM),
- I am responsible for all aspects of the Mining Study which is summarised in Chapter 18 and includes optimisation, designs, schedules, mining operating & capital costs, waste dump and infrastructure layout,
- I do not own or expect to receive an interest (direct, indirect or contingent) in the property described herein, nor in the securities of Goldbelt Resources Ltd. I am independent of Goldbelt Resources Ltd pursuant to Section 1.4 of National Instrument 43-101,
- I have not had any prior involvement in the property which is the subject of this report,

September 2006

Stephen Craig
Managing Director
Orelogy Ply Ltd

OCD_V10_Certificate_of_Competency_SCRAIG_060914.doc A.B.N. 61 450 620 858

29.5 RSG Global - CERTIFICATE OF QUALIFIED PERSON – Brett Gossage

Certificate of Qualified Person

As a reviewer and author of the report entitled "Prefeasibility Report for the Belahouro Gold Mine Project Project" dated 6th September 2006, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is Brett Lawrence Gossage and I am a Partner and Manager - Resources with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, WA, 6005, Australia. My residential address is 118 Osmaston Road, Carine, WA, 6020, Australia.
2. I am a practising geologist registered with the Australasian Institute of Mining and Metallurgy. I am a member of the AusIMM (108490).
3. I am a graduate of Curtin University of Technology and hold a Bachelor of Applied Science in Geology (1988) and a Post Graduate Certificate in Geostatistics (Edith Cowan University - 1999).
4. I have practiced my profession continuously since 1989.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. While I have not personally visited the Belahouro Gold Property, another member of the RSG Global study team has visited the property. I have performed consulting services during and reviewed files and data supplied by Goldbelt Resources Limited between April and June September.
7. I contributed to the preparation of Sections 7 to 15 and 17 of the Study and assume joint responsibility of the stated sections.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.4 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 13 September 2006.

Brett Gossage
Partner and Senior Consulting Geologist

BAppSc (Geology)
Post Grad Cert Geostatistics

29.6 RSG Global - CERTIFICATE OF QUALIFIED PERSON – David Slater

Certificate of Qualified Person

As a reviewer and author of the report entitled "Prefeasibility Report for the Belahouro Gold Mine Project Project" dated 6th September 2006, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is David Andrew Slater and I am a Senior Resource Geologist with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, 6005. My residential address is 93A Marmon Street, Fremantle, Western Australia.
2. I am a practising Geologist registered with the AusIMM. I am a member of AusIMM.
3. I am a graduate of RMIT University and hold an Applied Science (Geology) degree (1987).
4. I have practiced my profession continuously since 1988.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. While I have not personally visited the Belahouro Gold Property, one other member of the RSG Global Study team have visited the property. I have performed consulting services during and reviewed files and data supplied by Goldbelt Resources Limited between April and May 2006.
7. I contributed to the preparation of Sections 7 to 15 and 17 of the Study and assume joint responsibility of the stated sections.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.4 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 13 September 2006.

D. Slater

David Slater BAppSci (Geol),Dip.Ed.
Resource Geologist

29.7 RSG Global - CERTIFICATE OF QUALIFIED PERSON – Beau Nichols

Certificate of Qualified Person

As a reviewer and author of the report entitled "Prefeasibility Report for the Belahouro Gold Mine Project Project" dated 6th September 2006, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is Beau Nicholls and I am and have been employed since 2000 as a Consulting Geologist with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, 6005.
2. I am a practising geologist with 10 years of Mining and Exploration geological experience. I have worked in Australia, Eastern Europe and currently West Africa. I am a member of the Australian Institute of Geoscientists ("AIG").
3. I am a graduate of Western Australian School of Mines – Kalgoorlie and hold a Bachelor of Science Degree in Mineral Exploration and Mining Geology (1995).
4. I have practiced my profession continuously since 1995.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. I have visited the Belahouro project on three separate occasions between 13th to 17th March 2005, 8th to 13th April 2005 and 26th to 29th April 2005. During these visits I reviewed the data integrity along with drilling and sampling procedures used in this report. I am also providing ongoing consulting advice to current exploration and resource definition techniques being applied currently by Goldbelt Resources Limited.
7. I contributed to the preparation of Sections 7 to 15 of the Study and assume joint responsibility of the stated sections.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.4 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 13 September 2006.

With best regards

Beau Nicholls BSc
Regional Manager - West Africa

SECTION 30 - FIGURES

Figure 30.1 : Standard Assay Pill

Summary
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))

Standard:	ASSAY PILL: 0.584G/T (1KG SAND)	No of Analyses:	22
Element:	AuFA	Minimum:	0.13
Units:		Maximum:	0.97
Detection Limit:	-	Mean:	0.37
Expected Value (EV):	0.59	Std Deviation:	0.23
E.V. Range:	0.29 to 0.88	% in Tolerance	40.91 %
		% Bias	-37.75 %
		% RSD	62.21 %

Standard Control Plot
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))

AuFA (g/t)

Assay Sequence

AuFA — Expected Value = 0.59 — EV Range (0.29 to 0.88) — Mean of AuFA = 0.37

Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))

Cumulative Sum of AuFA - Mean (g/t)

Assay Sequence

AuFA — Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.60

Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))

Cumulative Sum of AuFA - Expected Value (g/t)

Assay Sequence

AuFA — Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.97

Printed: 21-Jun-2005 09:57:50 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 30.2 : Standard Assay Pill

Summary
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))

Standard:	ASSAY PILL: 2.25G/T (1KG SAND)	No of Analyses:	10
Element:	AuFA	Minimum:	0.73
Units:		Maximum:	3.13
Detection Limit:	-	Mean:	1.50
Expected Value (EV):	2.25	Std Deviation:	0.64
E.V. Range:	1.13 to 3.38	% in Tolerance	60.00 %
		% Bias	-33.56 %
		% RSD	42.82 %

Standard Control Plot
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))

AuFA (g/t)
4.0
3.0
2.0
1.0
0.0
0 1 2 3 4 5 6 7 8 9 10
Assay Sequence
AuFA
Expected Value = 2.25
EV Range (1.13 to 3.38)
Mean of AuFA = 1.50

Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))

Cumulative Sum of AuFA - Mean (g/t)
1.5
1.0
0.5
0.0
-0.5
-1.0
0 1 2 3 4 5 6 7 8 9 10
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.36

Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))

Cumulative Sum of AuFA - Expected Value (g/t)
-1
-2
-3
-4
-5
-6
-7
-8
0 1 2 3 4 5 6 7 8 9 10
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -3.80

Printed: 21-Jun-2005 09:57:08 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 30.3 : Standard Assay Pills

Summary
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))

Standard:	ASSAY PILL: 7.98G/T (1KG SAND)	No of Analyses:	12
Element:	AuFA	Minimum:	4.29
Units:		Maximum:	14.73
Detection Limit:	-	Mean:	9.29
Expected Value (EV):	7.98	Std Deviation:	3.41
E.V. Range:	3.99 to 11.97	% in Tolerance	75.00 %
		% Bias	16.38 %
		% RSD	36.70 %

Standard Control Plot
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))

AuFA (g/t)

Assay Sequence

AuFA — Expected Value = 7.98 — EV Range (3.99 to 11.97) — Mean of AuFA = 9.29

Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))

Cumulative Sum of AuFA - Mean (g/t)

Assay Sequence

AuFA — Mean of Cumulative Sum of AuFA - Mean (g/t) = 1.00

Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))

Cumulative Sum of AuFA - Expected Value (g/t)

Assay Sequence

AuFA — Mean of Cumulative Sum of AuFA - Expected Value (g/t) = 9.49

Printed: 21-Jun-2005 09:55:47 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 30.4 : Inata Field Duplicates

	Au1(X)ppm	Au1(Y)ppm	Units			Result
No. Pairs:	644	644			Pearson CC:	0.91
Minimum:	0.00	0.01	g/t		Spearman CC:	0.91
Maximum:	11.81	7.68	g/t		*Mean HARD:*	17.22
Mean:	0.06	0.06	g/t		Median HARD:	9.09
Median	0.02	0.02	g/t			
Std. Deviation:	0.50	0.37	g/t		Mean HRD:	-0.64
Coefficient of Variation:	7.77	5.86			Median HRD	0.00

Mean vs. HARD Plot (All Data)

HARD (%) vs Mean of Data Pair (g/t). Legend: Mean HARD: 17.22; Median HARD: 9.09; Precision: 20%

Rank HARD Plot (All Data)

HARD (%) vs Rank (%). 70.19% of data are within Precision limits. Legend: Precision: 20%

HRD Histogram (All Data)

Frequency (%) vs HRD (/100). Legend: Mean HRD: -0.64; Median HRD: 0.00; Precision: +/-20%

Mean vs. HRD Plot (All Data)

HRD (%) vs Mean of Data Pair (g/t). Legend: Mean HRD: -0.64; Median HRD: 0.00; Precision: +/-20%

T & H Precision Plot (Assay Pairs) (All Data)

Absolute Difference (g/t) vs Mean of Data Pair (g/t). Legend: 10%, 20%, 30%, 50%

T & H Precision Plot (Grouped Pairs) (All Data)

Median AD (g/t) vs Grouped Mean of Pair (g/t). Legend: 10%, 20%, 30%, 50%

Correlation Plot (All Data)

Au1(Y)ppm (g/t) vs Au1(X)ppm (g/t). Legend: P.CC= 0.91 S.CC= 0.91; y = 0.68x + 0.02; Ref. Line

QQ Plot (All Data)

Au1(Y)ppm (g/t) vs Au1(X)ppm (g/t). Legend: Ref. Line; y = 0.72x + 0.02

Printed: 21-Jun-2005 10:28:36 Data Imported: 06-May-2005 11:36:22 Page 1

Figure 30.5 : Inata Field Duplicates- Data Gt 0.1g/t

	Au1(X)ppm	Au1(Y)ppm	Units			Result
No. Pairs:	34	34			Pearson CC:	0.98
Minimum:	0.10	0.10	g/t		Spearman CC:	0.93
Maximum:	11.81	7.68	g/t		Mean HARD:	11.81
Mean:	0.80	0.69	g/t		Median HARD:	8.93
Median	0.24	0.27	g/t			
Std. Deviation:	2.02	1.36	g/t		Mean HRD:	-0.76
Coefficient of Variation:	2.52	1.98			Median HRD	-2.17

Mean vs. HARD Plot (au gt 0.1)

HARD (%) vs. Mean of Data Pair (g/t). Mean HARD: 11.81; Median HARD: 8.93; Precision: 20%

Rank HARD Plot (au gt 0.1)

HARD (%) vs. Rank (%). 88.24% of data are within Precision limits. Precision: 20%

HRD Histogram (au gt 0.1)

Frequency (%) vs. HRD (/100). Mean HRD: -0.76; Median HRD: -2.17; Precision: +/-20%

Mean vs. HRD Plot (au gt 0.1)

HRD (%) vs. Mean of Data Pair (g/t). Mean HRD: -0.76; Median HRD: -2.17; Precision: +/-20%

T & H Precision Plot (Assay Pairs) (au gt 0.1)

Absolute Difference (g/t) vs. Mean of Data Pair (g/t). 10%, 20%, 30%, 50%

T & H Precision Plot (Grouped Pairs) (au gt 0.1)

Median AD (g/t) vs. Grouped Mean of Pair (g/t). 10%, 20%, 30%, 50%

Correlation Plot (au gt 0.1)

Au1(Y)ppm (g/t) vs. Au1(X)ppm (g/t). P.CC= 0.98 S.CC= 0.93; Ref. Line; y = 0.66x + 0.16

QQ Plot (au gt 0.1)

Au1(Y)ppm (g/t) vs. Au1(X)ppm (g/t). Ref. Line; y = 0.67x + 0.16

Printed: 06-May-2005 13:50:14 Data Imported: 06-May-2005 11:36:22 Page 1

Figure 30.6 : Blank Data

Blanks
(Standard: 0.01)

Standard:	0.01	No of Analyses:	642
Element:	AuFA	Minimum:	0.01
Units:		Maximum:	0.38
Detection Limit:	-	Mean:	0.02
Expected Value (EV):	0.01	Std Deviation:	0.03
E.V. Range:	0.01 to 0.20	% in Tolerance	58.26 %
		% Bias	111.92 %
		% RSD	133.30 %

Standard Control Plot
(Standard: 0.01)

AuFA (g/t)
0.4
0.3
0.2
0.1
0.0
0
100
200
300
400
500
600
700
Assay Sequence
AuFA
Expected Value = 0.01
EV Range (0.01 to 0.20)
Mean of AuFA = 0.02

Cumulative Deviation from Assay Mean
(Standard: 0.01)

Cumulative Sum of AuFA - Mean (g/t)
3.0
2.0
1.0
0.0
-1.0
0
100
200
300
400
500
600
700
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.97

Cumulative Deviation from Expected Value
(Standard: 0.01)

Cumulative Sum of AuFA - Expected Value (g/t)
8
6
4
2
0
-2
0
100
200
300
400
500
600
700
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = 4.56

Printed: 21-Jun-2005 11:10:16 Data Imported: 21-Jun-2005 11:03:12 Page 1

Figure 30.7 : Standards Data

Summary
(Standard: STD: 0.416G/T (50G SACHET))

Standard:	STD: 0.416G/T (50G SACHET)	No of Analyses:	11
Element:	AuFA	Minimum:	0.18
Units:		Maximum:	0.46
Detection Limit:	-	Mean:	0.37
Expected Value (EV):	0.42	Std Deviation:	0.07
E.V. Range:	0.37 to 0.46	% in Tolerance	54.55 %
		% Bias	-9.97 %
		% RSD	19.60 %

Standard Control Plot
(Standard: STD: 0.416G/T (50G SACHET))
AuFA (g/t)
0.50
0.40
0.30
0.20
0.10
0 1 2 3 4 5 6 7 8 9 10 11
Assay Sequence
AuFA
Expected Value = 0.42
EV Range (0.37 to 0.46)
Mean of AuFA = 0.37

Cumulative Deviation from Assay Mean
(Standard: STD: 0.416G/T (50G SACHET))
Cumulative Sum of AuFA - Mean (g/t)
0.00
-0.05
-0.10
-0.15
-0.20
-0.25
0 1 2 3 4 5 6 7 8 9 10 11
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.15

Cumulative Deviation from Expected Value
(Standard: STD: 0.416G/T (50G SACHET))
Cumulative Sum of AuFA - Expected Value (g/t)
-0.20
-0.25
-0.30
-0.35
-0.40
-0.45
-0.50
0 1 2 3 4 5 6 7 8 9 10 11
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -0.39

Printed: 06-May-2005 10:54:44 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 30.8 : Standards Data

Summary
(Standard: STD: 1.298G/T (50G SACHET))

Standard:	STD: 1.298G/T (50G SACHET)	No of Analyses:	13
Element:	AuFA	Minimum:	0.90
Units:		Maximum:	1.35
Detection Limit:	-	Mean:	1.19
Expected Value (EV):	1.30	Std Deviation:	0.11
E.V. Range:	1.17 to 1.43	% in Tolerance	69.23 %
		% Bias	-8.70 %
		% RSD	9.54 %

Standard Control Plot
(Standard: STD: 1.298G/T (50G SACHET))
AuFA (g/t)
1.4
1.3
1.2
1.1
1.0
0.9
0 1 2 3 4 5 6 7 8 9 10 11 12 13
Assay Sequence
AuFA
Expected Value = 1.30
EV Range (1.17 to 1.43)
Mean of AuFA = 1.19

Cumulative Deviation from Assay Mean
(Standard: STD: 1.298G/T (50G SACHET))
Cumulative Sum of AuFA - Mean (g/t)
0.0
-0.1
-0.2
-0.3
-0.4
-0.5
-0.6
0 1 2 3 4 5 6 7 8 9 10 11 12 13
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.23

Cumulative Deviation from Expected Value
(Standard: STD: 1.298G/T (50G SACHET))
Cumulative Sum of AuFA - Expected Value (g/t)
-0.2
-0.4
-0.6
-0.8
-1.0
-1.2
-1.4
-1.6
0 1 2 3 4 5 6 7 8 9 10 11 12 13
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.03

Printed: 06-May-2005 10:53:13 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 30.9 : Standards Data

Summary
(Standard: STD: 3.463G/T (50G SACHET))

Standard:	STD: 3.463G/T (50G SACHET)	No of Analyses:	13
Element:	AuFA	Minimum:	2.59
Units:		Maximum:	3.68
Detection Limit:	-	Mean:	3.27
Expected Value (EV):	3.46	Std Deviation:	0.30
E.V. Range:	3.11 to 3.81	% in Tolerance	76.92 %
		% Bias	-5.45 %
		% RSD	9.19 %

Standard Control Plot
(Standard: STD: 3.463G/T (50G SACHET))
AuFA (g/t)
3.8
3.6
3.4
3.2
3.0
2.8
2.6
2.4
0 1 2 3 4 5 6 7 8 9 10 11 12 13
Assay Sequence
AuFA
Expected Value = 3.46
EV Range (3.11 to 3.81)
Mean of AuFA = 3.27

Cumulative Deviation from Assay Mean
(Standard: STD: 3.463G/T (50G SACHET))
Cumulative Sum of AuFA - Mean (g/t)
0.5
0.0
-0.5
-1.0
-1.5
0 1 2 3 4 5 6 7 8 9 10 11 12 13
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.49

Cumulative Deviation from Expected Value
(Standard: STD: 3.463G/T (50G SACHET))
Cumulative Sum of AuFA - Expected Value (g/t)
0.0
-1.0
-2.0
-3.0
0 1 2 3 4 5 6 7 8 9 10 11 12 13
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.81

Printed: 06-May-2005 10:52:39 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 30.10 : Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: HOME 10)

Standard:	HOME 10	No of Analyses:	28
Element:	AuFA1	Minimum:	0.01
Units:		Maximum:	0.06
Detection Limit:	-	Mean:	0.02
Expected Value (EV):	0.02	Std Deviation:	0.01
E.V. Range:	0.00 to 0.06	% in Tolerance	96.43 %
		% Bias	16.07 %
		% RSD	62.06 %

Standard Control Plot (Standard: HOME 10)

AuFA1 (g/t)
0.05
0.04
0.03
0.02
0.01
0.00
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28
Assay Sequence
AuFA1
Expected Value = 0.02
EV Range (0.00 to 0.06)
Mean of AuFA1 = 0.02

Cumulative Deviation from Assay Mean (Standard: HOME 10)

Cumulative Sum of AuFA1 - Mean (g/t)
0.08
0.06
0.04
0.02
0.00
-0.02
-0.04
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.02

Cumulative Deviation from Expected Value (Standard: HOME 10)

Cumulative Sum of AuFA1 - Expected Value (g/t)
0.10
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 0.07

Printed: 30-Sep-2005 09:20:10 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 30.11 : Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: HOME 25)

Standard:	HOME 25	No of Analyses:	32
Element:	AuFA1	Minimum:	0.01
Units:		Maximum:	0.37
Detection Limit:	-	Mean:	0.05
Expected Value (EV):	0.05	Std Deviation:	0.06
E.V. Range:	0.00 to 0.06	% in Tolerance	75.00 %
		% Bias	6.87 %
		% RSD	116.08 %

Standard Control Plot
(Standard: HOME 25)
AuFA1 (g/t)
0.4
0.3
0.2
0.1
0.0
0
10
20
30
40
Assay Sequence
AuFA1
Expected Value = 0.05
EV Range (0.00 to 0.06)
Mean of AuFA1 = 0.05

Cumulative Deviation from Assay Mean
(Standard: HOME 25)
Cumulative Sum of AuFA1 - Mean (g/t)
0.1
0.0
-0.1
-0.2
-0.3
-0.4
-0.5
0
10
20
30
40
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.19

Cumulative Deviation from Expected Value
(Standard: HOME 25)
Cumulative Sum of AuFA1 - Expected Value (g/t)
0.2
0.1
0.0
-0.1
-0.2
-0.3
-0.4
0
10
20
30
40
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = -0.14

Printed: 30-Sep-2005 09:22:48 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 30.12 Inata : Pills-Data Augusts 2005

Pills Aug05 (Standard: HOME 13)

Standard:	HOME 13	No of Analyses:	83
Element:	AuFA1	Minimum:	0.01
Units:		Maximum:	3.94
Detection Limit:	-	Mean:	0.38
Expected Value (EV):	0.29	Std Deviation:	0.44
E.V. Range:	0.14 to 0.43	% in Tolerance	55.42 %
		% Bias	31.45 %
		% RSD	115.28 %

Standard Control Plot
(Standard: HOME 13)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.29
EV Range (0.14 to 0.43)
Mean of AuFA1 = 0.38

Cumulative Deviation from Assay Mean
(Standard: HOME 13)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -1.62

Cumulative Deviation from Expected Value
(Standard: HOME 13)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 2.21

Printed: 28-Sep-2005 17:49:33 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 30.13 : Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: PAD22)

Standard:	PAD22		No of Analyses:	62
Element:	AuFA1		Minimum:	0.20
Units:			Maximum:	3.82
Detection Limit:			Mean:	1.47
Expected Value (EV):	1.13		Std Deviation:	0.53
E.V. Range:	0.56 to 1.69		% in Tolerance	70.97 %
			% Bias	30.23 %
			% RSD	35.83 %

Standard Control Plot (Standard: PAD22)

AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 1.13
EV Range (0.56 to 1.69)
Mean of AuFA1 = 1.47

Cumulative Deviation from Assay Mean (Standard: PAD22)

Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 1.58

Cumulative Deviation from Expected Value (Standard: PAD22)

Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 12.34

Printed: 07-Oct-2005 13:04:07 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 30.14 : Inata Pills-Data Augusts 2005

Pills Aug05
(Standard: S0G9)

Standard:	S0G9	No of Analyses:	61
Element:	AuFA1	Minimum:	0.22
Units:		*Maximum:*	8.38
Detection Limit:		Mean:	4.51
Expected Value (EV):	3.99	Std Deviation:	1.56
E.V. Range:	2.00 to 5.99	% in Tolerance	83.61 %
		% Bias	12.91 %
		% RSD	34.73 %

Standard Control Plot
(Standard: S0G9)

AuFA1 (g/t)
10
8
6
4
2
0
0
10
20
30
40
50
60
70
Assay Sequence
AuFA1
Expected Value = 3.99
EV Range (2.00 to 5.99)
Mean of AuFA1 = 4.51

Cumulative Deviation from Assay Mean
(Standard: S0G9)

Cumulative Sum of AuFA1 - Mean (g/t)
10
8
6
4
2
0
-2
-4
0
10
20
30
40
50
60
70
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 2.77

Cumulative Deviation from Expected Value
(Standard: S0G9)

Cumulative Sum of AuFA1 - Expected Value (g/t)
40
30
20
10
0
0
10
20
30
40
50
60
70
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 18.75

Printed: 07-Oct-2005 13:01:49 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 30.15 : Inata Field Duplicates – August 2005 Data GT 0.1g/t

Field Duplicates Aug05 (All Data)

	AuFA1	Dup Au1	Units			Result
No. Pairs:	322	322			Pearson CC:	0.96
Minimum:	0.11	0.11	g/t		Spearman CC:	0.95
Maximum:	14.80	11.50	g/t		Mean HARD:	10.11
Mean:	1.19	1.15	g/t		Median HARD:	6.67
Median	0.37	0.36	g/t			
Std. Deviation:	2.14	1.97	g/t		Mean HRD:	0.96
Coefficient of Variation:	1.80	1.71			Median HRD	1.48

Mean vs. HARD Plot (All Data)

Rank HARD Plot (All Data)

HRD Histogram (All Data)

Mean vs. HRD Plot (All Data)

T & H Precision Plot (Assay Pairs) (All Data)

T & H Precision Plot (Grouped Pairs) (All Data)

Correlation Plot (All Data)

QQ Plot (All Data)

Printed: 07-Oct-2005 11:36:24 Data Imported: 28-Sep-2005 16:08:21 Page 1

Figure 30.16 : Blank Data – August 2005

Summary Blanks Aug05 (Standard: 0.01)

Standard:	0.01	No of Analyses:	640
Element:	AuFA1	Minimum:	0.01
Units:		Maximum:	0.77
Detection Limit:		Mean:	0.04
Expected Value (EV):	0.01	Std Deviation:	0.07
E.V. Range:	0.01 to 0.10	% in Tolerance	93.91 %
		% Bias	273.28 %
		% RSD	175.27 %

Standard Control Plot
(Standard: 0.01)
AuFA1 (g/t)
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0
100
200
300
400
500
600
700
Assay Sequence
AuFA1
Expected Value = 0.01
EV Range (0.01 to 0.10)
Mean of AuFA1 = 0.04

Cumulative Deviation from Assay Mean
(Standard: 0.01)
Cumulative Sum of AuFA1 - Mean (g/t)
-1
0
1
2
3
4
5
0
100
200
300
400
500
600
700
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 2.18

Cumulative Deviation from Expected Value
(Standard: 0.01)
Cumulative Sum of AuFA1 - Expected Value (g/t)
0
5
10
15
20
0
100
200
300
400
500
600
700
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 10.94

Printed: 28-Sep-2005 17:31:12 Data Imported: 28-Sep-2005 16:37:01 Page 1

Figure 30.17 : Standards Data – August 2005

Summary (Standard: OXA26)

Standard:	OXA26	No of Analyses:	195
Element:	AuFA1	Minimum:	0.06
Units:		Maximum:	0.12
Detection Limit:		Mean:	0.09
Expected Value (EV):	0.08	Std Deviation:	0.01
E.V. Range:	0.04 to 0.12	% In Tolerance	97.95 %
		% Bias	10.58 %
		% RSD	11.37 %

Standard Control Plot (Standard: OXA26)

AuFA1 (g/t)
0.10
0.08
0.06
0.04
0.02
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200
Assay Sequence
AuFA1 — Expected Value = 0.08 — EV Range (0.04 to 0.12) — Mean of AuFA1 = 0.09

Cumulative Deviation from Assay Mean (Standard: OXA26)

Cumulative Sum of AuFA1 - Mean (g/t)
0.15
0.10
0.05
0.00
-0.05
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200
Assay Sequence
AuFA1 — Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.05

Cumulative Deviation from Expected Value (Standard: OXA26)

Cumulative Sum of AuFA1 - Expected Value (g/t)
2.0
1.5
1.0
0.5
0.0
-0.5
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200
Assay Sequence
AuFA1 — Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 0.88

Printed: 29-Sep-2005 14:05:37 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 30.18 : Standards Data – August 2005



Summary (Standard: OXC30)

Standard:	OXC30	No of Analyses:	87
Element:	AuFA1	Minimum:	0.03
Units:		Maximum:	0.80
Detection Limit:	-	Mean:	0.22
Expected Value (EV):	0.20	Std Deviation:	0.08
E.V. Range:	0.18 to 0.22	% in Tolerance	72.41 %
		% Bias	12.36 %
		% RSD	36.37 %

Standard Control Plot
(Standard: OXC30)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
AuFA1 (g/t)
0
10
20
30
40
50
60
70
80
90
Assay Sequence
AuFA1
Expected Value = 0.20
EV Range (0.18 to 0.22)
Mean of AuFA1 = 0.22

Figure 30.19 Standards Data – August 2005 – Outliners Removed



Summary (Standard: OXC30)

Standard:	OXC30	No of Analyses:	83
Element:	AuFA1	Minimum:	0.18
Units:		Maximum:	0.26
Detection Limit:		Mean:	0.22
Expected Value (EV):	0.20	Std Deviation:	0.01
E.V. Range:	0.15 to 0.25	% in Tolerance	98.80 %
		% Bias	8.37 %
		% RSD	6.49 %

Standard Control Plot
(Standard: OXC30)
0.26
0.24
0.22
0.20
0.18
0.16
0.14
AuFA1 (g/t)
0
10
20
30
40
50
60
70
80
90
Assay Sequence
AuFA1
Expected Value = 0.20
EV Range (0.15 to 0.25)
Mean of AuFA1 = 0.22

Figure 30.20 : Standards Data – August 2005

Summary (Standard: OX9)

Standard:	OX9	No of Analyses:	49
Element:	AuFA1	Minimum:	0.46
Units:		Maximum:	0.59
Detection Limit:		Mean:	0.53
Expected Value (EV):	0.47	Std Deviation:	0.03
E.V. Range:	0.39 to 0.55	% in Tolerance	87.76 %
		% Bias	13.58 %
		% RSD	5.14 %

Standard Control Plot (Standard: OX9)

AuFA1 (g/t) vs Assay Sequence

AuFA1 — Expected Value = 0.47 — EV Range (0.39 to 0.55) — Mean of AuFA1 = 0.53

Cumulative Deviation from Assay Mean (Standard: OX9)

Cumulative Sum of AuFA1 - Mean (g/t) vs Assay Sequence

AuFA1 — Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.06

Cumulative Deviation from Expected Value (Standard: OX9)

Cumulative Sum of AuFA1 - Expected Value (g/t) vs Assay Sequence

AuFA1 — Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 1.64

Printed: 07-Oct-2005 11:07:47 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 30.21 : Standards Data – August 2005

Summary
(Standard: OXF28)

Standard:	OXF28	No of Analyses:	90
Element:	AuFA1	Minimum:	0.50
Units:		Maximum:	0.88
Detection Limit:	-	Mean:	0.83
Expected Value (EV):	0.80	Std Deviation:	0.04
E.V. Range:	0.72 to 0.88	% in Tolerance	98.89 %
		% Bias	3.46 %
		% RSD	4.98 %

Standard Control Plot
(Standard: OXF28)
AuFA1 (g/t)
0.9
0.8
0.7
0.6
0.5
0
10
20
30
40
50
60
70
80
90
Assay Sequence
AuFA1
Expected Value = 0.80
EV Range (0.72 to 0.88)
Mean of AuFA1 = 0.83

Cumulative Deviation from Assay Mean
(Standard: OXF28)
Cumulative Sum of AuFA1 - Mean (g/t)
0.3
0.2
0.1
0.0
-0.1
-0.2
0
10
20
30
40
50
60
70
80
90
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.11

Cumulative Deviation from Expected Value
(Standard: OXF28)
Cumulative Sum of AuFA1 - Expected Value (g/t)
3.0
2.0
1.0
0.0
0
10
20
30
40
50
60
70
80
90
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 1.37

Printed: 28-Sep-2005 17:08:49 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 30.22 : Standards Data – August 2005

Summary
(Standard: OXL14)

Standard:	OXL14	No of Analyses:	14
Element:	AuFA1	Minimum:	0.54
Units:		Maximum:	1.32
Detection Limit:	-	Mean:	1.12
Expected Value (EV):	1.22	Std Deviation:	0.18
E.V. Range:	1.10 to 1.34	% in Tolerance	78.57 %
		% Bias	-8.49 %
		% RSD	16.49 %

Standard Control Plot
(Standard: OXL14)
AuFA1 (g/t)
1.4
1.2
1.0
0.8
0.6
0.4
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Assay Sequence
AuFA1
Expected Value = 1.22
EV Range (1.10 to 1.34)
Mean of AuFA1 = 1.12

Cumulative Deviation from Assay Mean
(Standard: OXL14)
Cumulative Sum of AuFA1 - Mean (g/t)
0.2
0.0
-0.2
-0.4
-0.6
-0.8
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.35

Cumulative Deviation from Expected Value
(Standard: OXL14)
Cumulative Sum of AuFA1 - Expected Value (g/t)
-0.2
-0.4
-0.6
-0.8
-1.0
-1.2
-1.4
-1.6
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = -1.13

Printed: 28-Sep-2005 17:09:12 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 30.23 : Standards Data – August 2005

Summary (Standard: OXL40)

Standard:	OXL40	No of Analyses:	195
Element:	AuFA1	Minimum:	0.09
Units:		Maximum:	2.20
Detection Limit:	-	Mean:	1.88
Expected Value (EV):	1.86	Std Deviation:	0.18
E.V. Range:	1.67 to 2.04	% in Tolerance	91.28 %
		% Bias	1.47 %
		% RSD	9.61 %

Standard Control Plot (Standard: OXL40)

AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 1.86
EV Range (1.67 to 2.04)
Mean of AuFA1 = 1.88

Cumulative Deviation from Assay Mean (Standard: OXL40)

Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.57

Cumulative Deviation from Expected Value (Standard: OXL40)

Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 2.10

Printed: 28-Sep-2005 17:09:44 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 30.24 : Standards Data – August 2005

Summary (Standard: OXL25)

Standard:	OXL25	No of Analyses:	48
Element:	AuFA1	Minimum:	5.25
Units:		Maximum:	6.56
Detection Limit:	-	Mean:	5.85
Expected Value (EV):	5.85	Std Deviation:	0.27
E.V. Range:	5.27 to 6.44	% in Tolerance	95.83 %
		% Bias	-0.08 %
		% RSD	4.57 %

Standard Control Plot (Standard: OXL25)

AuFA1 (g/t)
6.4
6.2
6.0
5.8
5.6
5.4
5.2
0
10
20
30
40
50
Assay Sequence
AuFA1
Expected Value = 5.85
EV Range (5.27 to 6.44)
Mean of AuFA1 = 5.85

Cumulative Deviation from Assay Mean (Standard: OXL25)

Cumulative Sum of AuFA1 - Mean (g/t)
3.0
2.0
1.0
0.0
-1.0
0
10
20
30
40
50
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 1.37

Cumulative Deviation from Expected Value (Standard: OXL25)

Cumulative Sum of AuFA1 - Expected Value (g/t)
3.0
2.0
1.0
0.0
-1.0
0
10
20
30
40
50
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 1.25

Printed: 28-Sep-2005 17:09:29 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 30.25 : Standards Data – August 2005

Summary (Standard: SN16)

Standard:	SN16	No of Analyses:	195
Element:	AuFA1	Minimum:	5.40
Units:		Maximum:	9.70
Detection Limit:		Mean:	8.39
Expected Value (EV):	8.37	Std Deviation:	0.48
E.V. Range:	7.53 to 9.20	% in Tolerance	92.82 %
		% Bias	0.29 %
		% RSD	5.70 %

Standard Control Plot
(Standard: SN16)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 8.37
EV Range (7.53 to 9.20)
Mean of AuFA1 = 8.39

Cumulative Deviation from Assay Mean
(Standard: SN16)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -4.12

Cumulative Deviation from Expected Value
(Standard: SN16)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = -1.71

Printed: 07-Oct-2005 13:45:54 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 30.26 : QA/QC Analysis Charts – Standards used on Genalysis

Summary
(Standard: 1.857)

Standard:	1.857 STD_Umpire_Result_Au	No of Analyses:	37
Element:	ppm	Minimum:	1.72
Units:	ppm	Maximum:	3.01
Detection Limit:	-	Mean:	1.91
Expected Value (EV):	1.91	Std Deviation:	0.22
E.V. Range:	1.72 to 2.10	% In Tolerance	94.59 %
		% Bias	-0.03 %
		% RSD	11.44 %

Standard Control Plot
(Standard: 1.857)
STD_Umpire_Result_Au ppm (g/t)
3.5
3.0
2.5
2.0
1.5
E171517
T105081
T126218
Sample ID
STD_Umpire_Result_Au ppm
EV Range (1.72 to 2.10)
Expected Value = 1.91
Mean of STD_Umpire_Result_Au ppm = 1.91

Cumulative Deviation from Assay Mean
(Standard: 1.857)
Cumulative Sum of STD_Umpire_Result_Au ppm - Mean
1.0
0.5
0.0
-0.5
-1.0
-1.5
E171517
T105081
T126218
Sample ID
STD_Umpire_Result_Au ppm
Mean of Cumulative Sum of STD_Umpire_Result_Au ppm - Mean (g/t) = -0.10

Cumulative Deviation from Expected Value
(Standard: 1.857)
Cumulative Sum of STD_Umpire_Result_Au ppm - Expected
1.0
0.5
0.0
-0.5
-1.0
-1.5
E171517
T105081
T126218
Sample ID
STD_Umpire_Result_Au ppm
Mean of Cumulative Sum of STD_Umpire_Result_Au ppm - Expected Value (g/t) = -0.11

Printed: 23-Nov-2005 14:37:38 Data Imported: 23-Nov-2005 13:58:08 Page 1

Figure 30.27 : QA/QC Analysis Charts – Pulp Repeats ITS versus Genalysis

Summary
(Standard: 0.815)

Standard:	0.815 STD_Umpire_Result_Au	No of Analyses:	38
Element:	ppm	Minimum:	0.64
Units:	ppm	Maximum:	0.95
Detection Limit:	-	Mean:	0.81
Expected Value (EV):	0.81	Std Deviation:	0.05
E.V. Range:	0.73 to 0.89	% in Tolerance	94.74 %
		% Bias	0.10 %
		% RSD	5.65 %

Standard Control Plot
(Standard: 0.815)
STD_Umpire_Result_Au ppm (g/t)
1.0
0.9
0.8
0.7
0.6
0.5
R104904
T107083
T123599
Sample ID
STD_Umpire_Result_Au ppm
EV Range (0.73 to 0.89)
Expected Value = 0.81
Mean of STD_Umpire_Result_Au ppm = 0.81

Cumulative Deviation from Assay Mean
(Standard: 0.815)
Cumulative Sum of STD_Umpire_Result_Au ppm - Mean
0.3
0.2
0.1
0.0
-0.1
-0.2
R104904
T107083
T123599
Sample ID
STD_Umpire_Result_Au ppm
Mean of Cumulative Sum of STD_Umpire_Result_Au ppm - Mean (g/t) = 0.01

Cumulative Deviation from Expected Value
(Standard: 0.815)
Cumulative Sum of STD_Umpire_Result_Au ppm - Expected
0.3
0.2
0.1
0.0
-0.1
-0.2
R104904
T107083
T123599
Sample ID
STD_Umpire_Result_Au ppm
Mean of Cumulative Sum of STD_Umpire_Result_Au ppm - Expected Value (g/t) = 0.03

Printed: 23-Nov-2005 14:38:52 Data Imported: 23-Nov-2005 13:58:08 Page 1

Figure 30.28 : QA/QC Analysis Charts – Pulp Repeats ITS versus Genalysis

Summary (ITS)

	Au_Original	Au_FA50_Gen_ppm	Units			Result
No. Pairs:	734	734			Pearson CC:	0.94
Minimum:	0.50	0.17	g/t		Spearman CC:	0.97
Maximum:	98.60	62.00	g/t		Mean HARD:	7.30
Mean:	5.19	4.95	g/t		Median HARD:	4.49
Median	2.72	2.61	g/t			
Std. Deviation:	7.66	6.67	g/t		Mean HRD:	2.38
Coefficient of Variation:	1.48	1.35			Median HRD	2.03

Mean vs. HARD Plot (ITS)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 7.30
Median HARD: 4.49
Precision: 20%
Rank HARD Plot (ITS)
94.41% of data are within Precision limits
Rank (%)
Precision: 20%
HRD Histogram (ITS)
Frequency (%)
HRD (/100)
Mean HRD: 2.38
Median HRD: 2.03
Precision: +/-20.00%
Mean vs. HRD Plot (ITS)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: 2.38
Median HRD: 2.03
Precision: +/-20%
T & H Precision Plot (Assay Pairs) (ITS)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10% 20% 30% 50%
T & H Precision Plot (Grouped Pairs) (ITS)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10% 20% 30% 50%
Correlation Plot (ITS)
Au_FA50_Gen_ppm (g/t)
Au_Original (g/t)
P.CC= 0.94 S.CC= 0.97
Ref. Line
y = 0.82x + 0.68
QQ Plot (ITS)
Au_FA50_Gen_ppm (g/t)
Au_Original (g/t)
Ref. Line
y = 0.86x + 0.51
Printed: 30-Nov-2005 15:42:55
Data Imported: 23-Nov-2005 15:00:45
Page 1

Figure 30.29 : QA/QC Analysis Charts – Pulp Repeats TWL versus Genalysis

Summary (Transworld)

	Au_Original	Au_FA50_Gen_ppm	Units			Result
No. Pairs:	58	58			Pearson CC:	0.95
Minimum:	0.50	0.10	g/t		Spearman CC:	0.95
Maximum:	29.30	32.58	g/t		Mean HARD:	11.23
Mean:	3.66	3.96	g/t		Median HARD:	4.88
Median	1.36	1.44	g/t			
Std. Deviation:	5.18	5.51	g/t		Mean HRD:	-2.76
Coefficient of Variation:	1.41	1.39			Median HRD	-1.81

Mean vs. HARD Plot (Transworld)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 11.23
Median HARD: 4.88
Precision: 20%
Rank HARD Plot (Transworld)
79.31% of data are within Precision limits
HARD (%)
Rank (%)
Precision: 20%
HRD Histogram (Transworld)
Frequency (%)
HRD (/100)
Mean HRD: -2.76
Median HRD: -1.81
Precision: +/-20.00%
Mean vs. HRD Plot (Transworld)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -2.76
Median HRD: -1.81
Precision: +/-20%
T & H Precision Plot (Assay Pairs) (Transworld)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10% 20% 30% 50%
T & H Precision Plot (Grouped Pairs) (Transworld)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10% 20% 30% 50%
Correlation Plot (Transworld)
Au_FA50_Gen_ppm (g/t)
Au_Original (g/t)
P.CC= 0.95 S.CC= 0.95
Ref. Line
y = 1.02x + 0.24
QQ Plot (Transworld)
Au_FA50_Gen_ppm (g/t)
Au_Original (g/t)
Ref. Line
y = 1.06x + 0.08

Printed: 30-Nov-2005 15:57:48 Data Imported: 23-Nov-2005 15:00:45 Page 1

Figure 30.30 : QA/QC Analysis Charts – Pulp Repeats SGS versus Genalysis

Summary (SGS)

	Au_Original	Au_FA50_Gen_ppm	Units			Result
No. Pairs:	573	573			Pearson CC:	0.94
Minimum:	0.50	0.12	g/t		Spearman CC:	0.93
Maximum:	63.00	60.82	g/t		Mean HARD:	11.27
Mean:	3.89	3.79	g/t		Median HARD:	5.47
Median	1.77	1.79	g/t			
Std. Deviation:	5.63	5.61	g/t		Mean HRD:	3.24
Coefficient of Variation:	1.45	1.48			Median HRD	0.61

Mean vs. HARD Plot (SGS)

HARD (%) vs. Mean of Data Pair (g/t)

Mean HARD: 11.27 — Median HARD: 5.47 — Precision: 20%

Rank HARD Plot (SGS)

HARD (%) vs. Rank (%) — 82.90% of data are within Precision limits

Precision: 20%

HRD Histogram (SGS)

Frequency (%) vs. HRD (/100)

Mean HRD: 3.24 — Median HRD: 0.61 — Precision: +/-20.00%

Mean vs. HRD Plot (SGS)

HRD (%) vs. Mean of Data Pair (g/t)

Mean HRD: 3.24 — Median HRD: 0.61 — Precision: +/-20%

T & H Precision Plot (Assay Pairs) (SGS)

Absolute Difference (g/t) vs. Mean of Data Pair (g/t)

10% — 20% — 30% — 50%

T & H Precision Plot (Grouped Pairs) (SGS)

Median AD (g/t) vs. Grouped Mean of Pair (g/t)

10% — 20% — 30% — 50%

Correlation Plot (SGS)

Au_FA50_Gen_ppm (g/t) vs. Au_Original (g/t)

P.CC= 0.94 S.CC= 0.93 — Ref. Line — y = 0.93x + 0.16

QQ Plot (SGS)

Au_FA50_Gen_ppm (g/t) vs. Au_Original (g/t)

Ref. Line — y = 0.99x -0.07

Printed: 30-Nov-2005 16:03:20 Data Imported: 23-Nov-2005 15:00:45 Page 1

Figure 30.31 : QA/QC Analysis Charts –Genalysis Pulp Duplicate

Summary (All Data)

	Au_FA50_Gen_ppm	AuRp1_FA50_Gen_ppm	Units			Result
No. Pairs:	92	92			Pearson CC:	0.92
Minimum:	0.43	0.59	g/t		Spearman CC:	0.92
Maximum:	208.25	202.92	g/t		Mean HARD:	6.35
Mean:	23.75	25.12	g/t		Median HARD:	2.89
Median	19.29	18.86	g/t			
Std. Deviation:	26.10	28.45	g/t		Mean HRD:	-0.75
Coefficient of Variation:	1.10	1.13			Median HRD	0.23

Mean vs. HARD Plot
(All Data)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 6.35
Median HARD: 2.89
Precision: 20%
Rank HARD Plot
(All Data)
93.48% of data are within Precision limits
Rank (%)
Precision: 20%
HRD Histogram
(All Data)
Frequency (%)
HRD (/100)
Mean HRD: -0.75
Median HRD: 0.23
Precision: +/-20.00%
Mean vs. HRD Plot
(All Data)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -0.75
Median HRD: 0.23
Precision: +/-20%
T & H Precision Plot (Assay Pairs)
(All Data)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10% 20% 30% 50%
T & H Precision Plot (Grouped Pairs)
(All Data)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10% 20% 30% 50%
Correlation Plot
(All Data)
AuRp1_FA50_Gen_ppm (g/t)
Au_FA50_Gen_ppm (g/t)
P.CC= 0.92 S.CC= 0.92
Ref. Line
y = 1.00x + 1.31
QQ Plot
(All Data)
AuRp1_FA50_Gen_ppm (g/t)
Au_FA50_Gen_ppm (g/t)
Ref. Line
y = 1.07x -0.28

Printed: 30-Nov-2005 16:06:16 Data Imported: 23-Nov-2005 16:14:00 Page 1

Figure 30.32 : Typical Sectional View of Regolith Domains Section 1589460N


350 L
300 L
250 L
200 L
150 L
TOPOGRAPHY
Drillhole coded by Weathering
Base of oxide
Base of transitional
682950 E
683000 E
683050 E
683100 E
683150 E
683200 E

Figure 30.33 : Plan View of Mineralized Domains


1589000 N
1588000 N
1587000 N
1586000 N
Inata North
Inata Central
Inata South
Drillhole
681000 E
682000 E
683000 E
684000 E
685000 E

Figure 30.34 : Plan View of Mineralized Domains Inata North



Inata North
Domain 110
Domain 130
Domain 120
1589250 N
1589000 N
1588750 N
1588500 N
1588250 N
682250 E
682500 E
682750 E
683000 E
683250 E
683500 E
683750 E

Figure 30.35 : Plan View of Mineralized Domains Inata Central



Inata Central
Domain 210
Domain 220
1587500 N
1587250 N
1587000 N
1586750 N
1586500 N
1586250 N
682250 E
682500 E
682750 E
683000 E
683250 E
683500 E
683750

Figure 30.36 : Plan View of Mineralized Domains Inata South


1586000 N
Inata South
Domain 310
1585750 N
1585500 N
682250 E
682500 E
682750 E
683000 E

Figure 30.37 : Typical Cross Section (1588580N) of Interpreted Mineralization Domains Inata North


350 L
Topography
300 L
250 L
Domain 110
200 L
Domain 120
Domain 130
150 L
DRILL : AU
682750 E
682850 E
682900 E
682950 E

Figure 30.38 : Typical Cross Section (1586820N) of Interpreted Mineralization Domains Inata Central


Topography
300 L
250 L
200 L
150 L
Domain 210
Domain 220
DRILL : AU
0.000 <= < 0.100
0.100 <= < 0.300
0.300 <= < 0.600
0.600 <= < 1.500
1.500 <= < 5.000
5.000 <= < 99999.000
682800 E
682850 E
682900 E
682950 E
683000 E
683050 E

Figure 30.39 : Typical Cross Section (1585600N) of Interpreted Mineralization Domains Inata South


Topography
300 L
250 L
200 L
150 L
100 L
Domain 310
DRILL : AU
0.000 <= < 0.100
0.100 <= < 0.300
0.300 <= < 0.600
0.600 <= < 1.500
1.500 <= < 5.000
5.000 <= < 99999.000
682550 E
682600 E
682650 E
682700 E
682750 E
682800 E
682850 E

Figure 30.40 : Plan View Of Mineralised Domains – Minfo

Domain 710
Domain 720
Domain 730
1583300 N
1583250 N
1583200 N
1583150 N
681800 E
681850 E
681900 E
681950 E
682000 E
682050 E
682100 E
682150 E



Figure 30.41 : Plan View of Mineralised Domains


1589000 N
Domain 630
Domain 640
1588950 N
Domain 620
Domain 610
1588900 N
683250 E
683300 E
683350 E
683400 E
683450 E

Figure 30.42 : M Composites Log Probability Plot Domain 310


16g/t Au
High
grade Cap

Figure 30.43 : Mean Vs Contribution to Metal Plot Domain 310


Outliers: Mean v % Cont. Plot
(310)
Mean AUPPM (g/t)
Contribution to metal (%)
AUPPM removed (g/t)
Contribution to metal (%)
Mean AUPPM (g/t)

Figure 30.44 : Primary Routes


OUAHIGOUYA
OUAGADOUGOU

Figure 30.45 : Secondary Routes



Figure 30.46 : Typical Road Details



Appendix 1 : Sensitivity Runs

Base Case

Project No: 9021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Run1

Process Method	CIL	
Processing Rate	1.6	Mtpa
Gold Price	$550.00	$US/oz
Royalties / Conversions		
Exchange Rate	1.00	
State (%)	3.0%	%
Net Gold Price	$17.16	$US/g
Process Recovery	90.0%	%

Base Processing Cost	$10.940	$/t Mill Feed
Base Selling Cost	$0.000	$/g Rec. Gold
Base Mining Cost	$1.220	$/t Mined
Processing Cost Variation	0%	%
Selling Cost Variation	0%	%
Mining Cost Variation	0%	%
Breakeven COG	0.67	g/t

Color Legend
Max. Worst Case NPV
Max. Best Case NPV
Max. Average Case NPV

Table 1 - Belahouro Gold Project - Base Case - Run1 (1.6 Mtpa, 550 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost 0%, Process Recovery 0.90)

Shell	Material: Ore kTonnes	Ore Grade Au (g/t)	Ore Cont. Au (oz)	Waste kTonnes	Total kTonnes	Recovered Au. (oz)	Financials (Undiscounted): Mining Cost ($'000)	Process Cost ($'000)	Revenue ($'000)	Cashflow ($'000)
1	871.0	2.871	83,196.9	1,010.9	1,881.9	79,039.0	-$1,726	-$9,427	$42,181	$31,008
2	1,592.4	2.738	140,029.7	2,546.1	4,138.5	133,028.2	-$3,709	-$17,196	$70,960	$50,047
3	1,856.1	2.706	161,470.0	3,328.8	5,184.9	153,396.5	-$4,681	-$20,032	$81,825	$57,113
4	2,170.2	2.637	184,012.8	4,277.5	6,447.7	174,812.3	-$6,740	-$23,417	$93,249	$63,083
5	2,403.2	2.599	200,841.8	4,946.4	7,349.5	180,514.5	-$6,488	-$26,027	$101,826	$69,213
6	2,657.6	2.664	216,298.7	5,873.9	8,531.4	207,343.9	-$7,472	-$28,880	$110,802	$74,442
7	2,877.6	2.626	232,061.0	6,604.4	9,482.0	220,458.0	-$8,287	-$30,820	$117,895	$78,781
8	3,164.2	2.541	258,466.9	8,942.7	12,106.9	245,509.9	-$10,880	-$34,118	$130,881	$85,885
9	3,438.3	2.516	276,512.5	10,640.8	13,979.0	264,303.5	-$12,643	-$37,063	$140,986	$91,280
10	3,536.6	2.500	285,412.7	11,148.3	14,684.7	271,038.1	-$13,288	-$38,144	$144,577	$93,140
11	3,830.8	2.461	306,600.0	13,145.5	16,976.4	290,194.4	-$15,389	-$41,298	$154,797	$98,136
12	4,121.7	2.480	329,967.2	16,112.8	20,234.4	313,176.2	-$18,589	-$44,418	$167,087	$104,089
13	4,346.6	2.463	342,754.4	17,058.1	21,404.8	325,296.2	-$19,702	-$46,834	$173,620	$106,986
14	4,467.1	2.437	348,254.4	17,637.8	22,094.9	331,454.4	-$20,362	-$48,029	$176,808	$108,419
15	5,247.8	2.396	404,088.8	23,844.0	29,091.9	382,881.0	-$27,720	-$56,498	$204,137	$119,919
16	5,456.6	2.370	416,768.5	25,015.7	30,471.5	393,712.9	-$29,013	-$58,732	$210,018	$122,271
17	5,786.8	2.337	432,818.8	26,696.1	32,450.9	409,432.6	-$31,018	-$61,968	$218,401	$125,420
18	6,560.7	2.282	481,080.8	32,069.6	38,625.3	454,970.4	-$36,004	-$70,941	$242,692	$134,148
19	6,752.1	2.261	490,912.3	34,018.8	40,770.9	464,244.7	-$39,132	-$72,864	$247,842	$135,862
20	6,909.3	2.262	502,429.8	35,903.6	42,812.5	474,953.3	-$41,374	-$74,339	$253,373	$137,710
21	7,329.6	2.233	526,103.8	39,213.8	46,542.4	497,192.1	-$45,061	-$78,839	$265,219	$141,315
22	7,606.8	2.224	538,884.1	40,804.0	48,310.5	507,053.6	-$46,913	-$80,746	$270,476	$142,816
23	7,820.8	2.197	552,346.4	43,058.2	50,878.7	521,795.2	-$49,323	-$84,118	$276,333	$144,892
24	8,106.8	2.167	568,967.1	46,188.8	54,295.8	538,321.1	-$52,883	-$87,175	$287,164	$147,096
25	8,298.1	2.176	580,408.4	47,790.0	56,088.1	547,989.0	-$54,845	-$89,138	$292,300	$148,279
26	8,527.3	2.158	592,030.2	49,567.2	58,094.5	558,878.3	-$56,837	-$91,883	$298,119	$149,488
27	8,722.8	2.148	602,520.8	51,241.3	59,964.1	568,577.1	-$59,839	-$93,785	$303,293	$150,468
28	8,986.1	2.131	615,637.3	52,673.8	61,659.9	578,185.9	-$60,840	-$95,836	$307,341	$151,146
29	9,404.7	2.109	637,678.8	57,808.3	66,813.9	601,134.9	-$66,428	-$101,968	$320,060	$153,147
30	9,525.6	2.103	643,981.4	58,731.0	68,256.5	607,018.4	-$67,872	-$102,346	$323,797	$153,638
31	9,724.7	2.088	654,960.1	61,025.1	70,749.7	617,127.7	-$70,853	-$104,818	$329,181	$154,120
32	9,849.6	2.088	661,491.3	62,455.1	72,304.9	623,213.7	-$72,167	-$106,868	$332,438	$154,413
33	10,060.3	2.071	669,983.3	63,900.8	73,961.1	631,212.0	-$73,867	-$108,117	$336,704	$154,880
34	10,362.4	2.060	686,197.0	67,672.8	78,035.2	646,362.7	-$78,339	-$111,348	$344,768	$155,099
35	10,480.6	2.063	691,722.2	68,803.4	79,284.0	651,497.8	-$79,722	-$112,612	$347,626	$155,181
36	10,630.8	2.049	700,403.8	70,884.1	81,514.9	659,472.1	-$82,386	-$114,218	$351,776	$155,206
37	10,890.9	2.034	712,261.8	73,430.8	84,321.6	670,408.6	-$85,446	-$117,000	$357,613	$155,167
38	11,000.6	2.031	718,437.4	74,963.3	85,963.7	676,084.0	-$87,380	-$118,167	$360,670	$155,082
39	11,080.0	2.027	722,087.0	75,916.2	86,996.2	679,466.6	-$88,434	-$119,020	$362,446	$154,882
40	11,323.6	2.013	732,988.3	78,396.2	89,719.1	689,814.3	-$91,589	-$121,627	$367,857	$154,630
41	11,447.8	2.008	738,418.0	79,721.2	91,168.6	694,845.7	-$93,207	-$122,962	$370,841	$154,382
42	11,809.7	2.000	748,331.4	81,612.8	93,422.2	701,903.7	-$96,775	-$124,861	$374,413	$153,857
43	11,738.8	1.991	751,233.0	82,840.2	94,579.1	708,433.9	-$97,125	-$126,083	$378,828	$153,642
44	11,876.8	1.979	761,760.8	85,980.2	97,856.1	716,101.9	-$100,550	-$128,597	$381,896	$152,838
45	12,026.8	1.977	764,422.0	86,434.2	98,464.9	718,496.5	-$101,503	-$129,136	$383,284	$152,626
46	12,148.1	1.972	770,087.0	87,962.6	100,108.7	723,861.6	-$103,509	-$130,408	$386,018	$152,101
47	12,204.6	1.969	772,487.0	88,701.7	100,906.6	725,917.9	-$104,336	-$131,036	$387,272	$151,847
48	12,253.4	1.966	776,368.8	89,763.3	102,016.6	728,599.7	-$105,879	-$131,866	$388,683	$151,616
49	12,293.1	1.969	777,004.4	90,293.5	102,586.6	730,142.7	-$106,187	-$131,964	$389,476	$151,306
50	12,340.4	1.964	779,012.7	90,923.8	103,264.3	731,869.8	-$106,936	-$132,489	$390,461	$151,037

Shell	Discounted Cashflows: Worst Case ($'000)	Best Case ($'000)	Average Case ($'000)	Selection Criteria: Undiscounted Profit / Tonne Ore Overall	Undiscounted Profit / Tonne Ore Incremental	Cost/t Rec oz	Strip Ratio Overall	Strip Ratio Incremental
1	$29,814	$29,814	$29,814	$35.60	$35.60	$141.11	1.16	1.16
2	$46,764	$46,764	$46,764	$31.44	$26.41	$187.13	1.60	2.13
3	$53,182	$53,200	$53,191	$30.77	$26.75	$181.10	1.79	2.97
4	$59,219	$59,377	$59,298	$29.63	$22.22	$188.79	1.97	3.02
5	$63,530	$63,794	$63,662	$28.80	$21.96	$170.13	2.06	2.87
6	$67,801	$68,204	$68,003	$28.02	$20.83	$174.30	2.21	3.56
7	$70,868	$71,614	$71,241	$27.47	$20.14	$177.39	2.31	3.88
8	$77,138	$77,814	$77,476	$27.17	$24.38	$183.27	2.83	7.83
9	$81,430	$82,296	$81,863	$26.55	$18.39	$188.08	3.07	9.83
10	$82,889	$83,843	$83,366	$26.32	$18.65	$189.75	3.15	6.04
11	$86,616	$87,885	$87,250	$25.62	$17.06	$195.26	3.43	6.84
12	$91,008	$92,804	$91,906	$25.25	$20.41	$201.12	3.91	10.21
13	$92,923	$94,798	$93,861	$24.61	$12.97	$204.84	3.92	4.21
14	$93,434	$95,859	$94,647	$24.33	$12.87	$208.32	3.95	5.24
15	$102,014	$104,862	$103,433	$22.85	$14.54	$220.07	4.54	7.65
16	$103,468	$106,596	$105,032	$22.41	$11.31	$222.97	4.59	9.63
17	$106,153	$108,871	$107,012	$21.79	$10.52	$227.08	4.66	9.60
18	$109,542	$115,183	$112,362	$20.46	$10.90	$238.51	5.03	1.86
19	$110,298	$116,378	$113,336	$20.12	$4.58	$240.60	5.04	8.34
20	$111,138	$117,675	$114,406	$19.83	$11.84	$243.51	5.20	12.02
21	$112,320	$120,081	$116,201	$19.28	$4.59	$249.20	5.35	7.89
22	$112,940	$121,058	$116,999	$19.03	$8.44	$251.77	5.44	8.93
23	$113,530	$122,514	$118,022	$18.53	$8.81	$255.74	5.51	7.17
24	$113,673	$124,011	$118,892	$18.15	$7.73	$260.18	5.70	10.99
25	$114,087	$124,783	$119,440	$17.89	$8.45	$262.83	5.77	8.77
26	$113,920	$125,573	$119,746	$17.53	$5.06	$265.94	5.81	7.42
27	$114,087	$126,186	$120,136	$17.25	$5.01	$268.70	5.87	8.56
28	$113,932	$126,599	$120,266	$17.01	$4.14	$271.10	5.93	5.76
29	$113,230	$127,478	$120,854	$16.28	$3.88	$278.84	6.11	9.32
30	$112,806	$128,117	$120,462	$16.12	$3.25	$280.46	6.17	10.11
31	$111,988	$128,458	$120,223	$15.85	$2.81	$283.99	6.28	11.52
32	$111,585	$128,622	$120,094	$15.68	$2.34	$285.88	6.34	11.42
33	$110,986	$128,773	$119,879	$15.38	$1.32	$288.36	6.35	6.87
34	$109,889	$129,014	$119,452	$14.97	$1.35	$293.47	6.53	12.49
35	$109,392	$129,062	$119,227	$14.81	$0.70	$295.23	6.56	9.66
36	$108,414	$129,071	$118,742	$14.60	$0.16	$298.06	6.67	13.89
37	$107,078	$129,041	$118,060	$14.25	-$0.15	$301.97	6.74	8.79
38	$106,613	$128,988	$117,780	$14.10	-$0.76	$304.03	6.81	11.99
39	$106,033	$128,833	$117,463	$13.99	-$1.14	$305.32	6.85	11.98
40	$104,834	$128,723	$116,778	$13.66	-$1.48	$309.20	6.92	10.18
41	$104,008	$128,562	$116,295	$13.49	-$2.01	$311.16	6.96	10.73
42	$102,766	$128,344	$115,555	$13.28	-$2.62	$314.08	7.05	12.99
43	$102,004	$128,171	$115,087	$13.09	-$2.44	$315.84	7.08	7.91
44	$100,155	$127,738	$113,947	$12.78	-$3.39	$319.99	7.16	11.98
45	$99,760	$127,626	$113,687	$12.69	-$4.24	$321.00	7.19	14.98
46	$98,986	$127,380	$113,183	$12.52	-$4.36	$323.24	7.24	12.76
47	$98,473	$127,212	$112,843	$12.44	-$4.34	$324.26	7.27	12.80
48	$97,864	$127,034	$112,449	$12.37	-$5.60	$325.47	7.33	21.52
49	$97,614	$126,872	$112,216	$12.31	-$5.31	$326.20	7.35	13.36
50	$97,060	$126,779	$111,818	$12.24	-$5.66	$327.06	7.37	13.34
Maximum	$114,087	$129,071	$120,854	$35.60	$35.60		9.43	32.13
				$9.45	-$23.66		$1.16	$1.16




GBM
Consultants Engineers Contractors


GOLDBELT
RESOURCES LTD.

Project Report

Date :	18 September 2006	GBM Project No. :	GBM-0248
Document No. :	0248-PFS-001 Final Rev 7.doc	Revision No. :	Final Rev 7
Project Title :	**Prefeasibility for the Belahouro Gold Mine Project on behalf of Goldbelt Resources Ltd**		

Increase Mining Cost by 20%

Project No: 6621
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Scenario 1

Process Method	CIL		Base Processing Cost	$10.940	$/t Mill Feed
Processing Rate	1.5	Mtpa	Base Selling Cost	$0.000	$/g Rec. Gold
Gold Price	$560.00	$US/oz	Base Mining Cost	$1.460	$/t Mined
Royalties / Conversions			Mining Cost Variation	20%	%
Exchange Rate	1.00		Selling Cost Variation	0%	%
State (%)	3.0%	%	Processing Cost Variation	0%	%
Net Gold Price	$17.18	$US/g			
Process Recovery	95.0%	%	Breakeven COG	0.67	g/t

Color Legend
Max. Worst Case NPV
Max. Best Case NPV
Max. Average Case NPV

Table 1 - Belahouro Gold Project - Base Case - Scenario 1 (1.5 Mtpa, 560 $US/oz, Mining Cost + 20%, Selling Cost 0%, Processing Cost 0%,Process Recovery 0.95)

Shell	Material						Financials (Undiscounted)		
	Ore			Waste	Total	Recovered Au.	Mining Cost	Process Cost	Revenue
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)	($'000)	($'000)
1	714.7	3.056	70,169.7	709.7	1,424.3	66,660.2	-$1,803	-$7,744	$36,569
2	944.8	2.936	89,191.2	1,134.9	2,079.7	84,731.7	-$2,243	-$10,223	$46,194
3	1,607.6	2.730	141,132.2	2,555.1	4,162.8	134,075.6	-$4,475	-$17,361	$71,519
4	1,934.1	2.666	164,695.9	3,238.5	5,162.8	156,661.2	-$5,564	-$20,767	$83,562
5	2,013.3	2.665	172,483.3	3,592.4	5,605.6	163,859.1	-$6,039	-$21,723	$87,408
6	2,414.0	2.585	200,627.9	4,834.6	7,248.6	190,596.3	-$7,872	-$26,041	$101,669
7	2,632.8	2.546	215,480.1	5,584.7	8,217.4	204,706.1	-$8,619	-$28,402	$109,195
8	2,823.8	2.523	229,011.8	6,313.3	9,136.8	217,561.3	-$9,566	-$30,466	$116,053
9	2,912.6	2.512	235,252.3	6,708.5	9,621.1	223,489.6	-$10,088	-$31,413	$119,215
10	3,143.3	2.505	253,169.9	8,118.8	11,262.1	240,511.4	-$11,936	-$33,997	$129,295
11	3,471.4	2.497	278,669.5	10,299.9	13,771.3	264,663.7	-$14,664	-$37,423	$141,178
12	3,610.0	2.488	288,719.2	11,204.0	14,814.0	274,177.4	-$16,066	-$38,816	$146,263
13	3,816.0	2.473	303,428.3	12,755.6	16,571.6	288,151.0	-$17,939	-$41,137	$153,707
14	3,993.1	2.456	315,649.5	13,932.2	17,925.3	299,646.4	-$19,488	-$43,043	$159,839
15	4,347.8	2.436	340,749.4	16,589.8	20,937.2	323,478.7	-$23,020	-$46,860	$172,552
16	4,482.2	2.421	348,567.6	17,390.2	21,872.3	331,786.9	-$24,132	-$48,402	$176,983
17	4,716.9	2.385	361,627.6	18,342.8	23,059.2	343,123.2	-$26,447	-$50,616	$183,030
18	5,446.2	2.356	412,566.9	24,202.0	29,648.1	390,609.5	-$33,622	-$58,630	$208,467
19	5,620.2	2.333	421,563.6	25,074.1	30,696.3	399,366.3	-$34,922	-$60,506	$213,026
20	6,069.3	2.278	444,134.3	27,226.6	33,297.9	420,714.4	-$37,526	-$65,339	$224,419
21	6,346.3	2.257	461,937.2	29,220.6	35,566.9	437,259.9	-$40,776	-$68,520	$233,245
22	6,806.6	2.251	492,688.3	34,020.9	40,827.6	465,036.8	-$46,996	-$73,243	$244,896
23	6,899.9	2.242	497,244.9	34,909.3	41,809.2	470,360.6	-$47,660	-$74,246	$250,913
24	7,226.7	2.217	515,046.6	37,018.4	44,244.1	487,097.3	-$50,907	-$77,743	$259,630
25	7,463.4	2.203	528,706.7	39,040.8	46,504.2	499,974.0	-$53,668	-$80,291	$266,701
26	7,666.9	2.200	543,783.1	41,453.6	49,140.6	513,892.0	-$57,141	-$82,686	$274,123
27	7,969.2	2.179	558,787.4	43,710.5	51,689.7	528,027.6	-$60,100	-$85,836	$281,663
28	8,234.0	2.163	571,983.9	45,847.2	54,111.2	540,462.0	-$63,032	-$86,466	$288,306
29	8,444.4	2.156	585,349.2	46,067.3	54,511.7	552,956.4	-$66,276	-$90,016	$294,967
30	8,643.4	2.141	594,927.9	49,524.0	58,167.4	561,839.1	-$69,332	-$92,946	$299,699
31	8,816.7	2.125	602,360.6	50,659.6	59,476.3	568,634.6	-$69,600	-$94,805	$303,430
32	9,037.4	2.111	613,478.3	52,603.4	61,640.8	579,174.0	-$72,447	-$97,170	$308,946
33	9,292.4	2.098	626,168.2	54,715.1	64,007.5	591,007.7	-$75,567	-$99,906	$316,258
34	9,477.5	2.096	638,714.4	57,247.9	66,725.4	602,452.2	-$79,423	-$101,877	$321,363
35	9,629.4	2.089	646,594.6	58,962.4	68,591.8	609,810.3	-$81,605	-$103,507	$325,266
36	9,762.2	2.063	649,804.8	59,503.3	69,265.5	613,794.3	-$83,406	-$104,287	$328,666
37	10,001.5	2.071	666,070.0	62,937.6	72,939.1	627,799.2	-$87,292	-$107,490	$334,684
38	10,187.2	2.061	674,959.0	64,642.3	74,829.6	636,057.4	-$89,966	-$109,477	$339,286
39	10,260.3	2.056	678,369.3	65,386.2	75,646.6	639,270.6	-$90,869	-$110,259	$341,003
40	10,494.2	2.047	690,516.7	68,239.7	78,733.9	650,662.0	-$94,900	-$112,760	$347,079
41	10,601.6	2.041	695,769.7	69,414.9	80,016.5	655,645.2	-$96,862	-$113,908	$349,844
42	10,803.4	2.030	704,992.2	71,387.1	82,190.6	664,011.9	-$99,438	-$116,070	$354,200
43	10,966.8	2.027	714,027.0	73,724.4	84,660.2	672,345.0	-$102,647	-$117,697	$358,646
44	11,049.8	2.023	718,666.2	74,723.0	85,772.8	676,609.5	-$104,469	-$118,700	$360,920
45	11,296.0	2.009	729,746.7	77,278.9	88,574.9	686,902.5	-$108,290	-$121,333	$366,411
46	11,377.8	2.005	733,476.5	78,250.9	89,628.7	690,366.1	-$109,631	-$122,209	$368,269
47	11,452.0	2.000	736,539.6	78,997.4	90,449.4	693,243.4	-$110,682	-$123,003	$369,793
48	11,538.6	1.998	741,206.2	80,222.6	91,761.2	697,497.0	-$112,643	-$123,627	$372,062
49	11,741.3	1.990	751,164.6	82,794.8	94,536.1	706,617.6	-$116,479	-$126,088	$376,927
50	11,927.8	1.977	758,071.3	84,443.6	96,371.4	712,991.6	-$118,794	-$128,086	$380,327

Shell	Financials (Undiscounted)	Discounted Cashflows			Selection Criteria				
	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/t Rec oz	Strip Ratio	
	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	$28,222	$25,390	$25,390	$25,390	$36.69	$36.69	$140.17	0.99	0.99
2	$32,732	$31,366	$31,366	$31,366	$34.64	$28.28	$147.13	1.20	1.65
3	$49,682	$46,404	$46,409	$46,406	$30.90	$26.57	$162.87	1.59	2.14
4	$57,236	$53,205	$53,263	$53,234	$29.76	$23.89	$168.05	1.68	2.16
5	$59,644	$55,331	$55,414	$55,373	$29.62	$26.96	$169.43	1.78	3.97
6	$67,956	$62,360	$62,618	$62,484	$28.15	$20.76	$176.86	2.00	3.10
7	$72,176	$65,766	$66,167	$65,962	$27.42	$19.30	$180.88	2.12	3.43
8	$76,032	$68,819	$69,340	$69,079	$26.93	$20.20	$183.96	2.24	3.82
9	$77,716	$70,117	$70,706	$70,411	$26.68	$18.91	$185.69	2.30	4.44
10	$82,462	$74,014	$74,711	$74,362	$26.23	$20.67	$190.56	2.58	6.11
11	$88,667	$79,193	$80,131	$79,662	$25.60	$19.62	$197.66	2.97	6.65
12	$91,269	$81,050	$82,116	$81,582	$25.28	$17.33	$200.64	3.10	6.52
13	$94,630	$83,626	$84,841	$84,183	$24.80	$16.32	$205.02	3.34	7.54
14	$97,309	$85,441	$86,967	$86,204	$24.37	$16.12	$208.68	3.49	6.64
15	$102,662	$89,124	$91,128	$90,126	$23.62	$15.16	$215.99	3.82	7.50
16	$104,449	$90,231	$92,440	$91,336	$23.26	$12.21	$218.62	3.87	6.46
17	$106,766	$91,927	$94,306	$93,116	$22.64	$10.33	$222.26	3.89	4.29
18	$116,016	$96,100	$101,474	$98,787	$21.30	$12.48	$236.66	4.44	8.03
19	$117,589	$96,863	$102,631	$100,747	$20.92	$9.10	$238.95	4.46	6.03
20	$121,266	$100,417	$106,240	$102,629	$19.98	$8.14	$245.21	4.49	4.79
21	$123,949	$102,031	$107,243	$104,637	$19.47	$9.07	$249.96	4.59	6.71
22	$126,356	$103,810	$110,392	$107,101	$18.56	$10.01	$258.00	5.00	10.80
23	$126,985	$103,994	$110,827	$107,411	$18.69	$6.73	$259.21	5.02	9.30
24	$131,160	$104,847	$112,309	$108,428	$18.16	$6.74	$264.11	5.12	7.39
25	$132,742	$104,916	$113,334	$109,124	$17.79	$6.67	$267.93	5.23	8.51
26	$134,296	$105,326	$114,405	$109,865	$17.47	$6.96	$272.09	5.39	10.80
27	$135,727	$105,465	$115,289	$110,382	$17.01	$4.88	$276.36	5.46	7.69
28	$136,819	$105,390	$116,066	$110,724	$16.64	$4.48	$280.26	5.58	8.93
29	$137,621	$105,119	$116,676	$110,897	$16.32	$4.86	$284.13	5.69	9.49
30	$138,422	$104,690	$117,037	$110,864	$16.01	$3.02	$287.05	5.73	7.32
31	$138,826	$104,432	$117,279	$110,855	$15.76	$2.33	$289.37	5.75	6.55
32	$138,330	$104,066	$117,606	$110,852	$15.42	$2.26	$292.86	5.81	8.35
33	$138,766	$103,401	$117,479	$110,640	$15.04	$1.71	$296.94	5.89	8.67
34	$140,063	$102,804	$118,056	$110,429	$14.74	$1.61	$300.94	6.04	13.68
35	$140,179	$101,810	$118,116	$110,012	$14.56	$0.76	$303.66	6.12	11.29
36	$140,182	$101,843	$118,120	$109,632	$14.45	$0.22	$304.66	6.13	7.42
37	$140,101	$99,960	$118,034	$108,997	$14.01	-$0.30	$310.26	6.29	11.47
38	$139,944	$99,172	$117,926	$108,549	$13.74	-$0.85	$313.41	6.35	9.18
39	$139,864	$98,774	$117,867	$108,321	$13.63	-$1.23	$314.65	6.37	10.17
40	$139,419	$97,464	$117,567	$107,623	$13.29	-$1.98	$319.16	6.50	12.20
41	$139,184	$96,862	$117,447	$107,064	$13.13	-$2.10	$321.09	6.55	10.96
42	$138,692	$96,135	$117,142	$106,138	$12.84	-$2.49	$324.56	6.61	9.77
43	$138,101	$93,629	$116,791	$105,360	$12.61	-$3.58	$328.02	6.73	15.34
44	$137,752	$93,372	$116,586	$104,980	$12.47	-$3.72	$329.83	6.76	10.63
45	$136,788	$91,641	$116,037	$103,939	$12.11	-$3.91	$334.29	6.84	10.38
46	$136,429	$91,182	$115,837	$103,499	$11.99	-$4.38	$335.81	6.88	11.89
47	$136,108	$90,681	$115,659	$103,120	$11.89	-$4.32	$337.09	6.90	10.06
48	$135,593	$89,712	$115,376	$102,644	$11.76	-$5.96	$339.03	6.95	14.16
49	$134,360	$87,821	$114,711	$101,288	$11.44	-$6.08	$343.26	7.05	12.68
50	$133,449	$86,334	$114,229	$100,282	$11.19	-$4.88	$346.26	7.08	8.84
	Maximum	$105,465	$118,120	$110,897	$36.69	$36.69		8.09	37.40
					$4.33	-$32.21		$0.99	$0.99





Decrease Mining Cost by 10%

Project No: 6021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Scenario 6

Process Method	CIL		Base Processing Cost	$10.940	$/t Mill Feed
Processing Rate	1.5	Mtpa	Base Selling Cost	$0.000	$/g Rec. Gold
Gold Price	$550.00	$US/oz	Base Mining Cost	$1.100	$/t Mined
Royalties / Conversions			Mining Cost Variation	-10%	%
Exchange Rate	1.00		Selling Cost Variation	0%	%
State (%)	3.0%	%	Processing Cost Variation	0%	%
Net Gold Price	$17.15	$US/g			
Process Recovery	95.0%	%	Breakeven COG	0.67	g/t

Color Legend
Max. Worst Case NPV
Max. Best Case NPV
Max. Average Case NPV

Table 1 - Belahouro Gold Project - Base Case - Scenario 6 (1.5 Mtpa, 550 $US/oz, Mining Cost -10%, Selling Cost 0%, Processing Cost 0%, Process Recovery 0.95)

Shell	Material						Financials (Undiscounted)				Discounted Cashflows			Selection Criteria				
	Ore			Waste	Total	Recovered Au.	Mining Cost	Process Cost	Revenue	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/t Rec oz	Strip Ratio	
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	1,522.6	2.769	135,067.2	2,500.5	4,023.1	128,313.8	-$3,258	-$16,442	$68,446	$48,746	$45,555	$45,555	$45,555	$32.02	$32.02	$153.53	1.64	1.64
2	1,700.2	2.732	149,349.8	2,967.1	4,667.3	141,882.0	-$3,796	-$18,354	$75,683	$53,534	$49,955	$49,978	$49,967	$31.49	$28.96	$158.11	1.75	2.63
3	2,014.0	2.678	173,396.6	3,816.5	5,830.6	164,726.0	-$4,741	-$21,731	$87,889	$61,397	$56,956	$57,078	$57,017	$30.48	$25.06	$160.70	1.89	2.71
4	2,280.3	2.627	192,617.6	4,717.9	6,998.2	182,986.7	-$5,590	-$24,603	$97,610	$67,417	$62,106	$62,355	$62,231	$29.56	$22.60	$165.00	2.07	3.38
5	2,614.6	2.585	215,642.0	5,836.1	8,452.7	204,869.9	-$6,676	-$28,206	$109,277	$74,397	$67,843	$68,287	$68,065	$28.45	$20.86	$170.27	2.23	3.38
6	2,881.2	2.549	236,113.4	7,223.0	10,104.2	224,307.7	-$8,062	-$31,071	$119,651	$80,518	$72,740	$73,374	$73,057	$27.95	$22.96	$174.48	2.51	5.19
7	3,078.3	2.562	252,604.6	8,561.6	11,639.9	239,941.7	-$9,467	-$33,169	$127,991	$85,344	$76,686	$77,421	$77,056	$27.72	$24.48	$177.74	2.78	6.79
8	3,410.4	2.530	277,382.8	10,631.8	14,042.2	263,401.4	-$11,469	-$36,763	$140,505	$92,276	$82,377	$83,316	$82,846	$27.06	$20.96	$183.10	3.12	6.24
9	3,517.4	2.514	284,301.4	11,122.1	14,639.5	269,980.4	-$11,941	-$37,917	$144,014	$94,156	$83,843	$84,876	$84,359	$26.77	$17.57	$184.67	3.16	4.58
10	3,973.0	2.502	319,543.0	15,099.1	19,072.1	303,373.0	-$15,747	-$42,619	$161,827	$103,261	$90,727	$92,269	$91,498	$25.99	$19.96	$193.06	3.80	8.73
11	4,121.8	2.496	331,026.8	16,420.2	20,542.0	314,177.6	-$17,023	-$44,419	$167,590	$106,148	$92,846	$94,545	$93,695	$25.75	$19.41	$195.57	3.98	8.88
12	4,323.0	2.484	342,306.6	17,205.0	21,528.0	324,941.3	-$17,904	-$46,579	$173,332	$108,848	$94,635	$96,583	$95,609	$25.18	$13.42	$198.45	3.98	3.90
13	4,564.6	2.464	360,131.6	19,493.3	24,057.9	341,736.8	-$20,164	-$49,179	$182,292	$112,950	$97,476	$99,753	$98,614	$24.75	$17.01	$202.88	4.27	9.47
14	5,266.5	2.396	405,656.8	24,075.8	29,342.3	384,134.4	-$25,254	-$56,665	$204,907	$122,966	$104,623	$107,569	$106,096	$23.35	$14.26	$213.31	4.57	6.54
15	5,580.9	2.369	423,616.6	26,062.4	31,643.3	400,989.7	-$27,345	-$59,856	$213,687	$126,487	$106,936	$110,327	$108,632	$22.70	$12.69	$217.47	4.69	6.79
16	5,913.4	2.334	443,674.8	28,226.6	34,139.0	419,774.6	-$29,620	-$63,639	$223,919	$130,660	$109,068	$113,184	$111,126	$22.10	$11.27	$222.16	4.77	6.08
17	6,568.9	2.287	482,293.1	33,298.8	39,867.7	456,076.7	-$34,600	-$70,575	$243,283	$138,108	$112,833	$118,619	$115,726	$21.06	$11.64	$230.81	5.06	7.69
18	6,823.0	2.273	498,569.7	35,557.3	42,380.2	471,317.8	-$36,904	-$73,410	$251,412	$141,096	$114,217	$120,740	$117,479	$20.69	$11.32	$234.06	5.21	8.86
19	7,174.0	2.257	520,676.5	38,847.2	46,021.2	491,881.6	-$40,356	-$77,173	$262,387	$144,860	$115,637	$123,327	$119,582	$20.18	$10.71	$236.93	5.41	9.37
20	7,426.4	2.236	533,604.3	40,544.6	47,971.0	504,113.2	-$42,049	-$79,887	$268,906	$146,971	$116,624	$124,711	$120,667	$19.79	$6.36	$241.86	5.46	6.72
21	7,669.8	2.216	547,868.0	42,594.2	50,264.0	517,400.1	-$44,209	-$82,707	$275,994	$149,076	$117,434	$126,156	$121,795	$19.39	$4.00	$245.30	5.54	7.78
22	8,089.6	2.195	570,871.3	46,615.1	54,704.7	539,144.0	-$48,158	-$87,001	$287,593	$152,434	$118,289	$128,443	$123,366	$18.84	$6.39	$250.69	5.76	10.06
23	8,274.6	2.181	580,334.1	47,912.3	56,186.9	547,896.3	-$49,806	-$88,976	$292,262	$153,676	$118,487	$129,265	$123,876	$18.57	$6.72	$252.94	5.79	7.02
24	8,482.8	2.173	592,520.9	50,065.7	58,548.4	559,195.2	-$51,917	-$91,206	$298,268	$155,165	$118,600	$130,216	$124,408	$18.29	$7.16	$255.95	5.90	10.34
25	8,687.0	2.160	603,243.1	51,806.2	60,493.2	569,165.6	-$53,631	-$93,396	$303,607	$156,360	$118,764	$130,973	$124,878	$18.00	$5.85	$258.87	5.96	8.52
26	8,936.6	2.149	617,492.6	54,344.3	63,279.9	582,206.3	-$56,709	-$96,083	$310,580	$157,827	$118,970	$131,873	$125,421	$17.66	$5.83	$262.36	6.08	10.22
27	9,405.8	2.114	639,218.6	58,025.4	67,431.2	602,493.9	-$60,468	-$101,097	$321,388	$159,823	$118,291	$133,139	$126,714	$16.99	$4.24	$268.16	6.17	7.83
28	9,536.9	2.109	646,904.9	59,666.5	69,208.4	609,596.3	-$62,190	-$102,522	$325,174	$160,462	$117,883	$133,523	$125,703	$16.82	$4.80	$270.20	6.26	12.33
29	9,765.4	2.096	656,124.1	61,841.7	71,607.2	620,020.1	-$64,489	-$104,961	$330,734	$161,294	$117,371	$134,013	$125,692	$16.52	$3.87	$273.28	6.33	9.60
30	9,856.7	2.090	662,306.6	62,733.7	72,590.5	623,868.2	-$66,354	-$105,931	$332,861	$161,568	$117,088	$134,187	$125,612	$16.39	$2.96	$274.50	6.36	9.77
31	10,242.3	2.071	682,069.4	67,107.4	77,349.7	642,465.7	-$70,028	-$110,056	$342,707	$162,624	$116,112	$134,750	$125,431	$15.88	$2.74	$280.30	6.55	11.36
32	10,391.7	2.060	688,298.0	68,289.2	78,680.8	648,323.3	-$71,271	-$111,660	$345,632	$162,800	$115,611	$134,906	$125,259	$15.68	$1.85	$282.16	6.57	7.91
33	10,566.9	2.058	698,402.1	70,694.2	81,261.1	667,616.7	-$73,996	-$113,630	$360,769	$163,261	$114,775	$136,107	$124,941	$15.49	$2.06	$265.16	6.69	13.72
34	10,774.6	2.046	708,633.2	72,875.6	83,650.2	668,877.4	-$76,512	-$115,750	$356,762	$163,620	$113,856	$135,236	$124,547	$15.18	$1.25	$288.26	6.76	10.50
35	10,961.8	2.034	716,198.8	74,983.3	85,965.1	676,740.3	-$78,618	-$117,867	$360,436	$163,680	$113,615	$135,394	$124,160	$14.90	$0.77	$291.20	6.83	10.17
36	11,072.8	2.031	722,985.9	76,366.6	87,439.2	680,280.1	-$80,235	-$118,939	$362,678	$163,704	$112,436	$135,301	$123,470	$14.78	$0.27	$292.78	6.90	16.24
37	11,283.2	2.019	732,374.3	78,474.8	89,758.0	688,996.9	-$82,677	-$121,191	$367,628	$163,660	$111,699	$136,267	$123,433	$14.50	-$0.21	$295.89	6.96	10.01
38	11,406.4	2.014	738,637.9	80,171.0	91,577.4	694,771.0	-$84,535	-$122,504	$370,606	$163,569	$110,670	$135,212	$123,041	$14.34	-$0.75	$298.00	7.03	13.77
39	11,612.3	2.000	746,745.7	81,974.8	93,586.7	702,274.4	-$86,534	-$124,708	$374,610	$163,368	$108,630	$136,096	$122,364	$14.07	-$0.97	$300.90	7.06	8.76
40	11,744.7	1.994	752,756.0	83,397.9	95,142.6	707,770.4	-$88,264	-$126,123	$377,542	$163,155	$108,877	$134,978	$121,926	$13.89	-$1.61	$302.90	7.10	10.75
41	11,918.0	1.988	760,065.6	85,672.8	97,591.5	716,265.7	-$90,761	-$127,982	$381,540	$162,807	$107,631	$134,786	$121,219	$13.66	-$2.00	$305.81	7.19	13.05
42	12,067.7	1.977	766,831.1	87,246.4	99,314.1	720,797.2	-$92,442	-$129,573	$384,491	$162,476	$106,676	$134,607	$120,641	$13.46	-$2.23	$308.01	7.23	10.56
43	12,143.7	1.973	770,307.6	88,098.2	100,241.9	723,883.8	-$93,484	-$130,383	$386,138	$162,271	$106,286	$134,497	$120,393	$13.36	-$2.69	$309.26	7.25	11.21
44	12,237.0	1.969	774,684.1	89,512.3	101,749.3	727,958.0	-$94,973	-$131,381	$388,311	$161,957	$106,491	$134,329	$119,910	$13.24	-$3.37	$310.94	7.31	15.16
45	12,282.5	1.966	776,979.8	90,333.8	102,616.3	730,094.2	-$96,621	-$131,868	$389,450	$161,761	$106,071	$134,223	$119,647	$13.17	-$4.31	$311.66	7.36	18.08
46	12,323.9	1.967	779,345.2	91,165.2	103,489.0	732,258.2	-$96,754	-$132,310	$390,603	$161,540	$104,621	$134,104	$119,362	$13.11	-$5.34	$312.82	7.40	20.10
47	12,359.9	1.966	780,661.6	91,575.4	103,935.2	733,489.1	-$97,164	-$132,696	$391,261	$161,402	$104,348	$134,030	$119,188	$13.06	-$3.83	$313.38	7.41	11.39
48	12,411.1	1.961	782,611.9	92,160.0	104,571.1	735,301.4	-$97,802	-$133,244	$392,224	$161,182	$103,919	$133,914	$118,916	$12.99	-$4.29	$314.22	7.43	11.41
49	12,433.8	1.961	783,745.3	92,554.8	104,988.3	736,342.2	-$98,257	-$133,482	$392,783	$161,044	$103,694	$133,841	$118,767	$12.95	-$6.17	$314.72	7.44	17.66
50	12,502.4	1.958	786,397.8	93,602.6	106,105.0	738,824.4	-$99,196	-$134,226	$394,107	$160,687	$102,602	$133,664	$118,226	$12.85	-$6.19	$316.93	7.49	18.21
										Maximum	$118,970	$136,304	$128,714	$32.02	$32.02		8.88	33.23
														$10.20	-$22.65		$1.64	$1.64





Increasing Processing Costs by 10%

Project No: 0031
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Scenario 7

Process Method	CIL	
Processing Rate	1.5	Mtpa
Gold Price	$560.00	$US/oz
Royalties / Conversions		
Exchange Rate	1.00	
State (%)	3.0%	%
Net Gold Price	$17.15	$US/g
Process Recovery	95.0%	%

Base Processing Cost	$12.030	$/t Mill Feed
Base Selling Cost	$0.000	$/g Rec. Gold
Base Mining Cost	$1.220	$/t Mined
Mining Cost Variation	0%	%
Selling Cost Variation	0%	%
Processing Cost Variation	10%	%
Breakeven COG	0.74	g/t

Color Legend	
Max. Worst Case NPV	
Max. Best Case NPV	
Max. Average Case NPV	

Table 1 - Belahouro Gold Project - Base Case - Scenario 7 (1.5 Mtpa, 560 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost + 10%,Process Recovery 0.95)

Shell	Material						Financials (Undiscounted)				Discounted Cashflows			Selection Criteria				
	Ore			Waste	Total	Recovered Au.	Mining Cost	Process Cost	Revenue	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/t Rec oz	Strip Ratio	
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	631.1	3.129	63,482.9	682.2	1,313.4	60,308.8	-$1,241	-$7,623	$32,170	$23,406	$22,749	$22,749	$22,749	$37.09	$37.09	$148.32	1.08	1.08
2	861.5	2.978	82,401.5	991.5	1,853.0	78,281.4	-$1,708	-$10,254	$41,757	$29,796	$28,660	$28,660	$28,660	$34.59	$27.74	$152.80	1.15	1.34
3	1,556.7	2.760	137,660.4	2,522.4	4,079.2	130,767.9	-$3,662	-$18,486	$68,785	$47,607	$44,485	$44,485	$44,485	$30.58	$26.62	$169.37	1.62	2.20
4	1,842.2	2.711	160,576.5	3,321.8	5,164.0	152,547.7	-$4,667	-$21,864	$81,373	$54,842	$51,080	$51,108	$51,063	$29.77	$25.34	$173.92	1.80	2.80
5	2,038.8	2.676	175,400.8	3,867.3	5,906.1	166,630.8	-$5,333	-$24,191	$88,888	$59,361	$55,029	$55,143	$55,066	$29.12	$22.90	$177.16	1.90	2.79
6	2,326.1	2.618	195,794.7	4,815.2	7,141.3	186,006.0	-$6,329	-$27,698	$99,220	$65,296	$60,066	$60,312	$60,169	$28.07	$20.66	$182.38	2.07	3.30
7	2,610.2	2.569	215,618.5	5,846.0	8,456.2	204,837.6	-$7,408	-$30,964	$109,266	$70,896	$64,847	$65,062	$64,849	$27.16	$19.71	$187.31	2.24	3.63
8	2,874.8	2.553	235,869.1	7,229.4	10,104.2	224,170.6	-$8,842	-$34,061	$119,678	$76,645	$69,147	$69,735	$69,441	$26.63	$21.36	$191.67	2.51	6.23
9	3,039.5	2.562	250,397.6	8,478.5	11,515.0	237,845.3	-$10,368	-$36,037	$126,673	$80,468	$72,314	$72,999	$72,667	$26.47	$23.62	$196.10	2.79	7.57
10	3,256.8	2.549	266,906.3	9,826.9	13,083.4	253,469.8	-$11,832	-$36,606	$135,207	$84,768	$75,903	$76,689	$76,296	$26.03	$19.81	$198.99	3.02	6.23
11	3,504.0	2.519	283,761.9	11,113.9	14,617.9	269,458.4	-$13,225	-$41,636	$143,736	$88,976	$79,219	$80,215	$79,717	$25.39	$17.00	$203.22	3.17	8.20
12	3,784.3	2.502	304,401.6	13,307.6	17,091.9	289,056.1	-$15,521	-$44,663	$154,190	$93,815	$82,868	$84,175	$83,522	$24.79	$17.26	$206.87	3.52	7.63
13	4,036.0	2.507	325,337.7	15,774.6	19,810.6	308,769.6	-$18,218	-$47,627	$164,716	$96,671	$86,481	$88,071	$87,276	$24.45	$19.29	$213.66	3.81	9.90
14	4,178.0	2.495	334,984.7	16,758.6	20,931.5	317,898.1	-$19,271	-$49,485	$169,676	$100,820	$87,982	$89,741	$88,862	$24.14	$15.34	$216.26	4.01	7.01
15	4,321.6	2.468	342,641.8	17,292.6	21,614.1	325,362.4	-$19,923	-$51,203	$173,666	$102,430	$88,986	$90,942	$89,965	$23.70	$11.07	$218.81	4.00	3.69
16	4,586.5	2.455	362,015.5	19,733.2	24,319.8	343,529.0	-$22,686	-$54,336	$183,247	$106,321	$91,617	$93,944	$92,781	$23.18	$14.68	$223.93	4.30	9.21
17	5,253.2	2.402	405,566.5	24,118.8	29,372.9	384,075.2	-$26,031	-$62,186	$204,875	$114,658	$97,475	$100,438	$98,958	$21.83	$12.51	$234.89	4.59	6.56
18	5,534.7	2.378	423,079.7	26,112.1	31,646.8	400,459.6	-$30,330	-$65,507	$213,615	$117,778	$99,386	$102,751	$101,068	$21.28	$11.06	$239.32	4.72	7.06
19	5,867.2	2.343	441,920.4	28,065.5	33,932.7	419,110.2	-$32,667	-$69,432	$223,030	$120,931	$100,996	$104,997	$102,996	$20.61	$9.48	$244.19	4.78	5.86
20	6,462.2	2.303	478,434.1	33,014.3	39,476.4	452,475.1	-$38,007	-$76,461	$241,361	$126,993	$103,684	$109,344	$106,514	$19.64	$10.02	$252.96	5.11	8.32
21	6,746.2	2.296	495,677.0	35,363.7	42,109.9	466,769.0	-$40,661	-$79,615	$250,063	$129,558	$104,784	$111,238	$108,011	$19.20	$9.38	$257.05	5.24	8.27
22	6,881.3	2.279	503,225.1	36,354.0	43,235.3	475,730.7	-$41,744	-$81,413	$253,771	$130,913	$106,173	$111,966	$108,570	$18.86	$7.82	$259.88	5.28	7.33
23	7,279.8	2.255	527,790.7	40,007.9	47,287.7	498,835.1	-$45,982	-$86,108	$265,984	$133,894	$106,233	$114,182	$110,207	$18.39	$9.23	$264.80	5.50	9.17
24	7,471.7	2.236	537,557.6	41,241.1	48,712.8	507,770.6	-$47,420	-$88,372	$270,867	$135,066	$106,675	$114,928	$110,602	$18.08	$6.11	$267.43	5.52	6.43
25	7,738.0	2.223	553,043.4	43,889.6	51,627.6	522,297.4	-$50,289	-$91,514	$278,606	$136,804	$106,889	$116,134	$111,611	$17.66	$6.53	$271.60	5.67	9.84
26	8,054.0	2.204	570,674.6	46,769.0	54,823.0	538,853.5	-$53,520	-$96,244	$287,438	$138,674	$107,103	$117,404	$112,254	$17.22	$5.92	$276.07	5.81	9.11
27	8,208.6	2.193	578,927.7	47,988.4	56,197.8	546,563.3	-$56,927	-$97,871	$291,660	$139,462	$107,107	$117,919	$112,513	$16.99	$5.00	$278.26	5.86	7.84
28	8,413.3	2.185	590,973.6	50,136.1	58,549.4	557,725.5	-$57,561	-$99,468	$297,506	$140,455	$106,923	$118,559	$112,741	$16.69	$4.92	$281.69	5.96	10.63
29	8,613.7	2.172	601,611.1	51,879.5	60,493.2	567,615.2	-$59,704	-$101,830	$302,780	$141,246	$106,827	$119,051	$112,939	$16.40	$3.95	$284.56	6.02	8.71
30	8,810.9	2.164	612,914.2	53,856.9	62,666.8	578,011.1	-$62,226	-$104,146	$309,316	$141,866	$106,714	$119,472	$113,093	$16.11	$3.80	$287.63	6.12	10.20
31	9,064.2	2.150	626,451.3	56,464.5	65,528.7	590,537.3	-$65,166	-$107,133	$316,007	$142,666	$106,030	$119,936	$112,983	$15.74	$2.68	$291.60	6.23	10.16
32	9,386.7	2.122	640,174.2	58,621.0	68,008.7	603,394.7	-$67,907	-$110,926	$321,866	$143,333	$105,184	$120,329	$112,757	$15.27	$2.01	$295.66	6.25	6.71
33	9,610.8	2.113	653,001.5	61,337.1	70,947.9	615,214.4	-$70,427	-$113,677	$326,170	$143,767	$104,166	$120,676	$112,372	$14.96	$1.93	$298.74	6.38	12.06
34	9,706.9	2.106	657,747.9	62,325.6	72,032.6	619,662.7	-$71,942	-$114,710	$330,643	$143,691	$103,631	$120,641	$112,236	$14.82	$1.29	$301.22	6.42	10.26
35	9,823.7	2.101	663,620.6	63,573.8	73,397.6	625,060.3	-$73,363	-$116,087	$333,423	$143,872	$103,346	$120,674	$112,011	$14.66	$0.69	$303.09	6.47	10.69
36	10,217.9	2.076	682,635.4	67,582.9	77,800.8	642,875.8	-$76,122	-$120,726	$342,926	$144,076	$101,663	$120,700	$111,281	$14.10	$0.26	$309.31	6.61	10.17
37	10,313.6	2.071	686,832.9	68,500.5	78,814.3	646,932.3	-$79,178	-$121,859	$345,090	$144,063	$101,342	$120,682	$111,012	$13.97	-$0.24	$310.76	6.64	9.57
38	10,487.5	2.067	696,908.4	70,865.7	81,353.5	656,171.9	-$82,196	-$123,896	$350,018	$143,922	$100,306	$120,594	$110,451	$13.72	-$0.76	$314.09	6.76	13.60
39	10,675.7	2.056	706,428.3	72,974.6	83,650.2	664,663.5	-$84,958	-$126,107	$354,665	$143,699	$99,172	$120,453	$109,813	$13.46	-$1.19	$317.30	6.84	11.22
40	10,873.6	2.047	715,684.0	75,091.6	85,965.1	673,445.0	-$87,407	-$128,436	$359,232	$143,390	$98,092	$120,264	$109,178	$13.19	-$1.67	$320.61	6.91	10.70
41	10,940.9	2.045	719,442.6	76,166.0	87,106.0	676,944.7	-$88,653	-$129,227	$361,099	$143,218	$97,576	$120,161	$108,866	$13.09	-$2.64	$321.86	6.96	15.93
42	11,167.4	2.033	729,776.3	78,586.7	89,754.1	686,534.3	-$91,661	-$131,890	$366,214	$142,433	$96,310	$119,817	$108,063	$12.77	-$2.58	$326.87	7.04	10.69
43	11,222.6	2.029	732,229.8	79,159.7	90,382.3	688,793.4	-$92,404	-$132,640	$367,419	$142,476	$95,980	$119,725	$107,853	$12.70	-$2.68	$326.66	7.05	10.37
44	11,398.3	2.020	740,180.9	81,190.1	92,588.4	696,174.5	-$94,866	-$134,604	$371,367	$141,886	$94,671	$119,386	$107,030	$12.46	-$3.36	$329.82	7.12	11.56
45	11,518.4	2.013	745,634.0	82,513.3	94,031.6	701,062.3	-$96,522	-$136,014	$373,876	$141,438	$93,737	$119,136	$106,436	$12.28	-$3.73	$331.88	7.16	11.02
46	11,708.2	2.005	754,887.7	84,931.0	96,639.2	709,368.1	-$99,567	-$138,244	$378,393	$140,662	$92,236	$118,865	$105,461	$12.01	-$4.61	$335.25	7.25	12.74
47	11,786.9	2.001	758,166.3	85,893.9	97,679.7	712,610.7	-$100,763	-$139,164	$380,124	$140,207	$91,602	$118,462	$105,032	$11.90	-$4.82	$336.87	7.29	12.39
48	11,932.0	1.992	764,063.9	87,525.7	99,457.7	718,068.6	-$102,667	-$140,873	$383,046	$139,517	$90,425	$118,093	$104,259	$11.69	-$4.73	$339.14	7.34	11.17
49	11,996.2	1.989	767,060.4	88,247.7	100,246.0	720,605.0	-$103,667	-$141,649	$384,496	$139,169	$90,028	$117,903	$103,966	$11.60	-$5.40	$340.36	7.36	10.90
50	12,087.4	1.986	771,330.4	89,661.6	101,749.3	724,792.3	-$105,334	-$142,896	$386,622	$138,690	$89,124	$117,603	$103,364	$11.47	-$6.38	$342.21	7.42	15.98
										Maximum	$107,107	$120,700	$113,093	$37.09	$37.09		8.91	31.66
														$8.80	-$24.29		$1.08	$1.08

Decreasing Processing Costs by 10%

Project No: 0021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Scenario 10

Process Method	C/L		Base Processing Cost	$9.850	$/t Mill Feed
Processing Rate	1.5	Mtpa	Base Selling Cost	$0.000	$/g Rec. Gold
Gold Price	$550.00	$US/oz	Base Mining Cost	$1.220	$/t Mined
Royalties / Conversions			Mining Cost Variation	0%	%
Exchange Rate	1.00		Selling Cost Variation	0%	%
State (%)	3.0%	%	Processing Cost Variation	-10%	%
Net Gold Price	$17.18	$US/g			
Process Recovery	96.0%	%	**Breakeven COG**	**0.60**	**g/t**

Color Legend	
Max. Worst Case NPV	
Max. Best Case NPV	
Max. Average Case NPV	

Table 1 - Belahouro Gold Project - Base Case - Scenario 10 (1.5 Mtpa, 550 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost -10%, Process Recovery 0.96)

Shell	Material						Financials (Undiscounted)				Discounted Cashflows			Selection Criteria				
	Ore			Waste	Total	Recovered Au.	Mining Cost	Process Cost	Revenue	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/ Rec oz	Strip Ratio	
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	1,505.2	2.733	141,063.6	2,672.7	4,177.8	134,010.4	-$3,744	-$15,606	$71,484	$52,134	$48,700	$48,700	$48,700	$32.48	$32.48	$144.39	1.80	1.80
2	1,968.5	2.677	168,674.1	3,496.0	5,464.5	160,145.4	-$4,907	-$19,030	$85,426	$61,489	$57,116	$57,184	$57,150	$31.40	$29.47	$149.47	1.78	2.61
3	2,264.4	2.610	189,987.4	4,383.2	6,647.6	180,488.1	-$5,906	-$21,997	$96,277	$68,372	$63,017	$63,214	$63,115	$30.16	$22.81	$154.61	1.94	2.90
4	2,499.1	2.571	206,583.5	5,124.0	7,623.1	196,263.8	-$6,719	-$24,274	$104,692	$73,699	$67,450	$67,760	$67,605	$29.49	$22.59	$157.92	2.05	3.16
5	2,743.8	2.540	224,013.6	6,158.6	8,902.3	212,813.0	-$7,777	-$26,647	$113,520	$79,096	$71,821	$72,272	$72,046	$28.83	$22.06	$161.76	2.24	4.23
6	2,912.3	2.512	235,231.3	6,734.8	9,647.1	223,469.7	-$8,427	-$28,261	$119,204	$82,496	$74,463	$75,036	$74,749	$28.33	$20.14	$164.27	2.31	3.41
7	3,208.5	2.529	260,864.5	9,050.0	12,258.6	247,768.7	-$10,991	-$31,152	$132,177	$90,034	$80,742	$81,435	$81,089	$28.06	$25.42	$170.07	2.82	7.61
8	3,499.6	2.500	281,292.0	10,628.0	14,127.6	267,134.1	-$12,786	-$33,968	$142,496	$95,761	$85,321	$86,242	$85,782	$27.36	$19.70	$174.96	3.04	5.43
9	3,632.2	2.481	289,747.4	11,283.5	14,915.6	275,154.1	-$13,477	-$35,256	$146,774	$98,042	$87,072	$88,111	$87,592	$26.99	$17.21	$177.11	3.11	4.94
10	3,936.6	2.465	311,977.6	13,658.3	17,594.8	296,253.4	-$15,966	-$38,206	$158,029	$103,856	$91,414	$92,802	$92,108	$26.38	$19.11	$182.85	3.47	7.80
11	4,242.1	2.462	335,727.2	16,419.0	20,661.2	318,659.7	-$18,926	-$41,184	$169,981	$109,869	$95,764	$97,938	$96,861	$25.90	$19.73	$186.58	3.87	9.03
12	4,469.5	2.422	348,062.1	17,277.8	21,747.3	330,356.4	-$20,003	-$43,362	$176,220	$112,855	$97,684	$99,733	$98,708	$25.25	$13.06	$191.81	3.87	3.78
13	4,679.3	2.393	360,029.0	18,338.8	23,018.0	341,652.8	-$21,206	-$45,390	$182,246	$115,647	$99,728	$101,958	$100,843	$24.71	$13.31	$194.93	3.92	5.06
14	5,487.6	2.353	415,077.1	24,595.7	30,083.5	393,099.4	-$26,587	-$53,194	$209,689	$127,908	$108,179	$111,450	$109,813	$23.31	$15.16	$206.04	4.48	7.74
15	5,754.7	2.321	429,395.8	26,029.7	31,784.4	408,644.7	-$30,227	-$56,783	$216,914	$130,904	$109,768	$113,620	$111,694	$22.75	$11.22	$211.61	4.52	5.37
16	6,332.0	2.257	459,456.9	29,975.5	36,307.4	434,851.9	-$33,676	-$61,363	$231,981	$136,922	$113,086	$117,998	$115,541	$21.62	$10.42	$216.85	4.56	6.10
17	6,807.1	2.247	491,892.3	33,828.2	40,635.4	464,998.2	-$39,019	-$65,964	$246,041	$143,066	$116,276	$122,436	$119,356	$21.02	$12.94	$226.76	4.97	10.21
18	6,924.7	2.233	497,211.8	34,459.0	41,383.7	470,222.6	-$39,647	-$67,094	$250,828	$144,086	$116,687	$123,138	$119,912	$20.81	$8.67	$227.00	4.98	5.36
19	7,302.3	2.213	519,698.7	37,732.9	45,035.2	491,238.2	-$43,334	-$70,740	$262,039	$147,965	$118,180	$125,773	$121,967	$20.26	$10.27	$232.22	5.17	8.67
20	7,559.0	2.199	534,299.6	39,792.5	47,351.5	504,941.9	-$45,771	-$73,218	$269,348	$150,361	$119,199	$127,369	$123,284	$19.89	$9.33	$235.65	5.26	8.02
21	7,897.2	2.160	553,677.0	42,853.5	50,750.7	522,988.7	-$49,171	-$76,484	$278,975	$153,320	$120,289	$128,409	$124,639	$19.41	$8.75	$240.26	5.43	9.06
22	8,169.3	2.157	569,178.3	45,484.8	53,654.1	537,665.9	-$52,149	-$79,113	$286,604	$155,342	$120,871	$130,661	$125,876	$19.04	$6.17	$244.13	5.57	9.67
23	8,459.8	2.131	584,936.4	47,879.7	56,339.5	552,304.6	-$55,058	-$81,918	$294,613	$157,640	$121,142	$132,230	$126,686	$18.63	$7.22	$248.00	5.66	8.24
24	8,670.3	2.137	595,624.7	49,534.1	58,204.4	562,262.3	-$57,049	-$83,946	$299,935	$158,940	$121,129	$133,040	$127,083	$18.33	$4.18	$250.76	5.71	7.86
25	8,898.8	2.121	606,831.0	51,320.8	60,219.6	572,886.6	-$59,184	-$86,149	$306,480	$160,179	$121,340	$133,793	$127,567	$18.00	$5.42	$253.73	5.77	7.83
26	9,107.8	2.106	616,641.9	52,994.0	62,101.7	581,923.7	-$61,048	-$88,199	$310,417	$161,195	$121,138	$134,481	$127,793	$17.70	$4.88	$256.42	5.82	8.00
27	9,487.4	2.091	637,889.6	56,932.6	66,420.1	601,489.4	-$65,859	-$91,824	$320,839	$163,168	$121,019	$135,684	$128,351	$17.20	$5.19	$262.15	6.00	10.38
28	9,648.6	2.082	645,722.6	58,403.8	68,052.6	608,765.3	-$67,514	-$93,366	$324,730	$163,830	$120,692	$136,062	$128,337	$16.98	$4.12	$264.31	6.05	9.11
29	9,792.1	2.076	653,350.7	59,987.7	69,779.8	616,838.1	-$69,354	-$94,767	$328,503	$164,382	$119,976	$136,401	$128,189	$16.79	$3.85	$266.50	6.13	11.06
30	10,004.1	2.064	664,601.2	62,366.9	72,371.0	626,242.1	-$72,134	-$96,813	$334,063	$165,105	$119,414	$136,802	$128,108	$16.60	$3.41	$269.76	6.23	11.22
31	10,276.3	2.050	677,196.0	64,728.6	75,003.9	637,964.3	-$75,091	-$99,426	$340,306	$165,789	$118,826	$137,208	$128,017	$16.13	$2.52	$273.55	6.30	8.71
32	10,460.5	2.042	686,869.0	67,097.6	77,558.1	647,098.1	-$77,768	-$101,211	$345,176	$166,210	$118,214	$137,466	$127,835	$15.89	$2.27	$276.57	6.41	12.79
33	10,627.1	2.036	695,276.9	68,686.4	79,313.5	654,844.5	-$79,985	-$102,614	$349,310	$166,512	$117,564	$137,628	$127,596	$15.67	$1.82	$278.15	6.48	10.74
34	10,880.7	2.021	706,961.1	71,423.3	82,303.9	665,612.6	-$83,026	-$105,257	$356,064	$166,770	$116,123	$137,766	$126,945	$15.33	$1.02	$282.97	6.56	10.01
35	11,042.3	2.018	716,490.1	73,816.5	84,858.8	674,372.6	-$86,010	-$106,611	$359,727	$166,906	$115,339	$137,829	$126,584	$15.12	$0.64	$285.63	6.68	14.80
36	11,121.2	2.015	720,494.2	74,768.2	85,889.4	678,061.8	-$87,204	-$107,868	$361,685	$166,623	$115,030	$137,832	$126,431	$15.01	$0.21	$287.25	6.72	12.07
37	11,406.4	1.999	732,946.0	77,552.6	88,958.9	689,664.4	-$90,715	-$110,318	$367,879	$166,848	$113,782	$137,786	$125,789	$14.63	-$0.26	$291.50	6.80	9.76
38	11,481.4	1.994	736,185.9	78,391.7	89,873.1	692,676.6	-$91,665	-$111,039	$369,491	$166,797	$113,300	$137,768	$125,628	$14.53	-$0.66	$292.62	6.83	11.20
39	11,276.5	1.990	740,803.2	79,885.6	91,162.1	696,932.0	-$93,121	-$111,965	$371,771	$166,695	$112,692	$137,698	$125,195	$14.40	-$1.07	$294.29	6.87	12.54
40	11,824.2	1.980	752,613.5	82,517.4	94,341.6	707,652.9	-$96,852	-$114,334	$377,478	$166,294	$110,986	$137,474	$124,230	$14.06	-$1.62	$298.43	6.98	11.84
41	12,038.8	1.964	760,305.5	84,324.1	96,362.9	714,654.3	-$98,962	-$116,401	$381,321	$165,938	$109,659	$137,280	$123,470	$13.78	-$1.86	$301.30	7.00	8.42
42	12,085.0	1.964	762,902.3	85,112.1	97,197.2	717,218.1	-$99,941	-$116,646	$382,582	$165,794	$109,260	$137,203	$123,227	$13.72	-$3.10	$302.28	7.04	17.04
43	12,211.8	1.960	769,615.8	87,047.2	99,259.1	723,346.7	-$102,425	-$118,062	$385,851	$165,360	$108,314	$136,971	$122,642	$13.64	-$3.39	$304.61	7.13	16.25
44	12,262.6	1.957	771,601.3	87,600.7	99,863.1	725,194.2	-$103,067	-$118,560	$386,534	$165,218	$107,868	$136,881	$122,430	$13.47	-$2.87	$305.60	7.14	10.94
45	12,323.3	1.956	774,906.9	88,626.3	100,949.6	728,238.4	-$104,376	-$119,134	$388,460	$164,951	$107,463	$136,744	$122,103	$13.39	-$4.42	$306.92	7.19	16.86
46	12,386.6	1.954	778,294.4	89,831.6	102,218.4	731,351.9	-$105,766	-$119,748	$390,137	$164,626	$106,737	$136,568	$121,652	$13.29	-$5.12	$308.34	7.25	18.97
47	12,447.1	1.951	780,627.6	90,533.4	102,980.6	733,662.3	-$106,889	-$120,327	$391,296	$164,379	$106,240	$136,436	$121,338	$13.21	-$4.09	$309.34	7.27	11.64
48	12,493.4	1.949	782,648.9	91,198.8	103,692.3	735,434.2	-$107,383	-$120,773	$392,299	$164,143	$105,823	$136,310	$121,067	$13.14	-$6.09	$310.23	7.30	14.37
49	12,514.9	1.948	783,801.6	91,591.3	104,106.1	736,485.1	-$107,881	-$120,976	$392,859	$164,000	$105,611	$136,235	$120,923	$13.10	-$6.44	$310.75	7.32	18.33
50	12,594.3	1.944	787,258.3	92,881.5	105,475.8	739,594.6	-$109,290	-$121,746	$394,671	$163,533	$104,594	$135,991	$120,293	$12.98	-$5.67	$312.34	7.37	16.24
										Maximum	$121,340	$137,832	$128,351	$32.48	$32.48		8.38	38.80
														$10.42	-$21.23		$1.60	$1.60


GBM
Consultants Engineers Contractors


GOLDBELT
RESOURCES LTD.

Decrease Gold Price to $500/ oz

Project No: 9021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Scenario 11

Process Method	CIL	
Processing Rate	1.5	Mtpa
Gold Price	$500.00	$US/oz
Royalties / Conversions		
Exchange Rate	1.00	
State (%)	3.0%	%
Net Gold Price	$15.59	$US/g
Process Recovery	95.0%	%

Base Processing Cost	$10.940	$/t Mill Feed
Base Selling Cost	$0.000	$/g Rec. Gold
Base Mining Cost	$1.220	$/t Mined
Mining Cost Variation	0%	%
Selling Cost Variation	0%	%
Processing Cost Variation	0%	%
Breakeven COG	0.74	g/t

Color Legend	
Max. Worst Case NPV	
Max. Best Case NPV	
Max. Average Case NPV	

Table 1 - Belahouro Gold Project - Base Case - Scenario 11 (1.5 Mtpa, 500 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost 0%, Process Recovery 0.95)

Shell	Material						Financials (Undiscounted)				Discounted Cashflows			Selection Criteria				
	Ore			Waste	Total	Recovered Au.	Mining Cost	Process Cost	Revenue	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/t Rec oz	Strip Ratio	
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	551.3	3.190	56,687.5	583.4	1,134.7	53,853.1	-$1,069	-$5,970	$26,114	$19,079	$18,610	$18,610	$18,610	$34.60	$34.60	$130.62	1.06	1.06
2	756.0	3.064	74,125.9	880.7	1,636.7	70,419.6	-$1,614	-$8,177	$34,147	$24,466	$23,637	$23,637	$23,637	$32.36	$28.41	$137.82	1.17	1.46
3	1,532.0	2.769	136,392.4	2,505.2	4,037.1	129,068.3	-$3,926	-$16,643	$62,696	$42,427	$39,649	$39,649	$39,649	$27.69	$23.13	$156.24	1.64	2.09
4	1,656.4	2.722	144,955.3	2,670.6	4,327.0	137,707.5	-$3,876	-$17,684	$66,775	$45,012	$42,026	$42,038	$42,032	$27.18	$20.78	$158.03	1.61	1.33
5	1,961.3	2.660	169,003.7	3,533.9	5,495.3	160,553.5	-$4,955	-$21,166	$77,853	$51,733	$48,046	$48,135	$48,090	$26.38	$22.04	$162.89	1.80	2.83
6	2,194.6	2.636	186,137.6	4,376.6	6,571.3	176,830.7	-$5,649	-$23,661	$85,746	$56,219	$51,900	$52,089	$51,994	$25.61	$19.20	$167.00	1.99	3.61
7	2,434.6	2.592	202,883.6	5,032.3	7,466.9	192,739.4	-$6,676	-$26,264	$93,460	$60,618	$55,578	$55,882	$55,730	$24.90	$18.36	$170.40	2.07	2.74
8	2,661.2	2.559	218,112.4	5,880.2	8,531.4	207,206.8	-$7,472	-$28,600	$100,476	$64,403	$58,642	$59,067	$58,854	$24.29	$17.47	$174.09	2.22	3.91
9	2,850.2	2.530	231,856.2	6,605.6	9,456.1	220,263.4	-$8,285	-$30,741	$106,806	$67,781	$61,283	$61,849	$61,566	$23.78	$16.97	$177.18	2.32	3.66
10	3,097.6	2.550	253,924.3	8,606.1	11,703.7	241,195.5	-$10,634	-$33,397	$116,866	$73,026	$65,571	$66,252	$65,911	$23.57	$21.20	$182.14	2.78	8.07
11	3,309.0	2.540	270,203.6	10,014.0	13,323.0	256,600.3	-$12,016	-$36,674	$124,428	$76,736	$68,619	$69,410	$69,015	$23.19	$17.55	$185.86	3.03	6.66
12	3,516.4	2.516	284,414.6	11,133.3	14,649.6	270,067.9	-$13,248	-$37,906	$130,866	$79,613	$71,022	$71,970	$71,496	$22.70	$14.84	$189.39	3.17	5.40
13	3,768.4	2.487	301,362.9	12,713.3	16,481.6	286,188.8	-$14,893	-$40,623	$138,774	$83,259	$73,580	$74,768	$74,174	$22.09	$13.67	$193.96	3.37	6.27
14	3,999.5	2.500	321,428.0	15,221.3	19,220.8	305,163.8	-$17,690	-$43,104	$147,976	$87,282	$76,660	$77,898	$77,279	$21.82	$17.40	$198.89	3.81	10.85
15	4,162.6	2.490	333,227.0	16,446.8	20,608.4	316,244.1	-$18,931	-$44,867	$153,346	$89,559	$78,168	$78,771	$78,969	$21.52	$13.96	$201.71	3.95	7.51
16	4,364.9	2.457	344,760.0	17,323.1	21,688.0	327,203.6	-$19,987	-$47,031	$158,662	$91,644	$79,484	$81,324	$80,404	$21.00	$10.31	$204.82	3.97	4.34
17	4,474.0	2.436	350,593.6	17,800.7	22,274.7	332,812.1	-$20,626	-$48,206	$161,382	$92,551	$80,073	$82,064	$81,063	$20.71	$9.23	$206.62	3.98	4.38
18	5,239.7	2.400	404,340.9	23,911.0	29,150.7	382,914.3	-$27,796	-$56,407	$185,678	$101,474	$86,254	$88,962	$87,608	$19.37	$11.52	$219.90	4.56	7.98
19	5,433.3	2.377	415,247.1	25,038.2	30,471.5	393,229.0	-$29,013	-$58,480	$190,679	$103,177	$87,260	$90,226	$88,742	$18.99	$8.79	$222.62	4.61	5.82
20	5,703.2	2.347	430,363.5	26,504.1	32,207.4	407,387.2	-$30,789	-$61,389	$197,543	$105,366	$88,369	$91,806	$90,088	$18.47	$8.11	$226.26	4.65	5.43
21	6,194.6	2.293	456,740.2	29,243.9	35,438.6	432,214.8	-$33,945	-$66,666	$209,583	$108,972	$90,099	$94,394	$92,247	$17.59	$7.34	$232.78	4.72	5.57
22	6,675.2	2.276	488,351.7	33,971.5	40,646.7	461,824.7	-$38,941	-$71,827	$223,940	$113,173	$91,802	$97,456	$94,629	$16.96	$8.74	$238.86	5.07	9.63
23	6,770.6	2.270	494,130.8	34,706.3	41,475.9	467,240.1	-$39,847	-$72,661	$226,560	$113,868	$92,055	$97,943	$94,999	$16.82	$7.29	$241.20	5.13	6.74
24	7,097.2	2.256	514,734.4	37,853.1	44,950.3	486,566.3	-$43,406	-$76,364	$235,936	$116,176	$92,780	$99,511	$96,145	$16.37	$7.07	$246.13	5.33	9.64
25	7,357.4	2.244	530,731.6	40,247.4	47,604.8	501,437.1	-$46,197	-$79,142	$243,146	$117,810	$93,128	$100,675	$96,852	$16.01	$6.27	$249.96	5.47	9.20
26	7,536.9	2.230	540,285.3	41,514.2	49,051.1	510,382.2	-$47,729	-$81,067	$247,476	$118,684	$93,364	$101,193	$97,278	$15.75	$4.87	$252.36	5.51	7.06
27	7,857.7	2.206	557,100.3	44,184.0	52,021.7	526,153.4	-$50,619	-$84,511	$255,133	$120,104	$93,369	$102,173	$97,766	$15.28	$4.43	$256.84	5.62	8.26
28	8,087.3	2.196	571,404.4	46,817.2	54,904.5	539,881.9	-$53,497	-$86,974	$261,693	$121,222	$93,301	$102,917	$98,109	$14.99	$4.87	$260.29	5.79	11.55
29	8,226.0	2.190	579,112.9	47,897.3	56,123.3	546,736.2	-$54,916	-$88,465	$265,116	$121,744	$93,253	$103,256	$98,255	$14.80	$3.76	$262.23	5.83	7.79
30	8,453.9	2.172	590,399.2	49,640.6	58,094.5	557,328.0	-$56,937	-$90,901	$270,250	$122,412	$92,863	$103,681	$98,272	$14.48	$2.93	$266.26	5.87	7.69
31	8,642.5	2.162	600,620.7	51,282.4	59,924.9	566,772.2	-$58,996	-$92,918	$274,836	$122,913	$92,748	$103,987	$98,367	$14.22	$2.66	$268.04	5.93	8.70
32	8,737.2	2.158	606,127.3	52,347.3	61,084.5	571,885.1	-$60,243	-$93,933	$277,309	$123,133	$92,576	$104,120	$98,348	$14.09	$2.32	$269.68	5.99	11.25
33	9,232.6	2.122	630,290.8	56,469.9	65,702.5	594,355.9	-$66,076	-$99,242	$288,205	$123,866	$91,473	$104,600	$98,037	$13.42	$1.52	$276.46	6.12	6.32
34	9,358.1	2.118	637,320.6	57,817.6	67,175.6	600,797.0	-$66,666	-$100,581	$291,328	$124,062	$91,015	$104,706	$97,860	$13.26	$1.36	$278.41	6.16	10.74
35	9,606.4	2.110	644,829.8	59,299.1	68,905.5	607,794.9	-$68,379	-$102,176	$294,722	$124,167	$90,304	$104,784	$97,534	$13.06	$0.71	$280.61	6.24	9.99
36	9,669.9	2.107	655,612.1	61,616.4	71,286.3	617,137.7	-$71,161	-$103,921	$299,282	$124,230	$89,489	$104,790	$97,140	$12.85	$0.39	$283.60	6.37	14.14
37	9,764.8	2.101	659,652.4	62,559.0	72,323.8	621,466.7	-$72,190	-$104,939	$301,361	$124,221	$89,068	$104,779	$96,923	$12.72	-$0.09	$285.02	6.41	9.99
38	10,043.9	2.080	671,729.9	64,728.4	74,772.2	632,779.1	-$74,856	-$107,928	$306,837	$124,062	$88,064	$104,663	$96,363	$12.35	-$0.61	$288.66	6.44	7.78
39	10,271.7	2.072	684,291.6	67,806.0	78,077.7	644,528.1	-$78,382	-$110,387	$312,632	$123,763	$86,906	$104,494	$95,700	$12.05	-$1.18	$292.86	6.60	13.80
40	10,385.2	2.068	689,659.3	68,919.7	79,304.9	649,540.9	-$79,786	-$111,580	$314,984	$123,618	$86,338	$104,393	$95,366	$11.90	-$1.45	$294.69	6.64	9.81
41	10,531.8	2.062	698,196.9	70,983.0	81,514.8	657,376.3	-$82,356	-$113,146	$318,766	$123,281	$85,261	$104,179	$94,720	$11.70	-$2.44	$297.40	6.74	14.07
42	10,776.6	2.048	709,600.4	73,476.0	84,251.9	667,890.5	-$85,390	-$115,766	$323,862	$122,707	$83,814	$103,853	$93,834	$11.39	-$2.26	$301.16	6.82	10.18
43	10,881.0	2.045	715,265.0	74,848.2	85,729.2	673,073.1	-$87,115	-$116,978	$326,378	$122,382	$83,218	$103,667	$93,443	$11.25	-$3.11	$303.06	6.88	13.15
44	10,962.9	2.041	719,366.4	75,954.9	86,917.8	676,908.6	-$88,361	-$117,766	$328,236	$122,098	$82,639	$103,503	$93,071	$11.14	-$3.46	$304.63	6.93	13.52
45	11,190.8	2.029	729,824.7	78,429.2	89,620.0	686,815.7	-$91,474	-$120,192	$332,942	$121,276	$81,307	$103,030	$92,168	$10.84	-$3.60	$308.27	7.01	10.86
46	11,273.4	2.023	733,260.6	79,249.6	90,523.0	689,806.7	-$92,447	-$121,077	$334,490	$120,966	$80,747	$102,854	$91,801	$10.73	-$3.78	$309.64	7.03	9.93
47	11,409.2	2.018	740,138.6	81,150.3	92,559.5	696,179.3	-$94,749	-$122,526	$337,680	$120,305	$79,616	$102,486	$91,050	$10.54	-$4.87	$312.10	7.11	14.00
48	11,489.5	2.013	743,752.6	81,994.0	93,483.4	699,464.0	-$96,642	-$123,382	$339,167	$119,843	$79,013	$102,260	$90,649	$10.44	-$4.51	$313.42	7.14	10.51
49	11,620.1	2.005	748,968.3	83,156.6	94,776.7	704,267.6	-$97,352	-$124,781	$341,497	$119,364	$78,126	$101,970	$90,048	$10.27	-$4.43	$315.41	7.16	9.91
50	11,843.4	1.993	759,063.7	85,963.4	97,806.8	713,806.3	-$100,711	-$127,167	$346,982	$116,104	$76,229	$101,296	$88,764	$9.97	-$5.64	$319.38	7.26	12.86
										Maximum	$93,364	$104,790	$98,367	$34.60	$34.60		7.26	28.05
														$7.47	-$21.76		$1.06	$1.06

Increase Gold Price to $625 / oz

Project No: 0021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Scenario 15

Process Method	CIL		Base Processing Cost	$10.940	$/t Mill Feed
Processing Rate	1.5	Mtpa	Base Selling Cost	$0.000	$/g Rec. Gold
Gold Price	$625.00	$US/oz	Base Mining Cost	$1.220	$/t Mined
Royalties / Conversions			Mining Cost Variation	0%	%
Exchange Rate	1.00		Selling Cost Variation	0%	%
State (%)	3.0%	%	Processing Cost Variation	0%	%
Net Gold Price	$19.48	$US/g			
Process Recovery	96.0%	%	Breakeven COG	0.59	g/t

Color Legend
Max. Worst Case NPV
Max. Best Case NPV
Max. Average Case NPV

Table 1 - Belahouro Gold Project - Base Case - Scenario 15 (1.5 Mtpa, 625 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost 0%, Process Recovery 0.96)

Shell	Material						Financials (Undiscounted)				Discounted Cashflows			Selection Criteria				
	Ore			Waste	Total	Recovered Au.	Mining Cost	Process Cost	Revenue	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/t Rec oz	Strip Ratio	
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	1,863.6	2.680	166,362.4	3,614.8	5,468.4	159,934.8	-$4,937	-$21,083	$96,954	$70,934	$65,899	$65,899	$65,899	$38.31	$38.31	$162.69	1.90	1.90
2	2,204.3	2.629	186,345.4	4,367.0	6,571.3	177,028.1	-$5,849	-$23,783	$107,316	$77,683	$71,719	$71,796	$71,757	$36.24	$26.92	$167.39	1.98	3.40
3	2,604.0	2.560	214,283.2	5,683.3	8,287.3	203,569.0	-$7,276	-$28,093	$123,406	$88,037	$80,323	$80,557	$80,440	$33.81	$25.90	$173.74	2.19	3.32
4	2,721.6	2.547	222,863.6	6,151.7	8,873.3	211,710.8	-$7,757	-$29,358	$126,341	$89,226	$82,912	$83,198	$83,065	$33.52	$27.13	$175.31	2.26	3.90
5	3,002.2	2.526	243,842.7	7,665.7	10,667.9	231,650.5	-$9,364	-$32,375	$140,428	$98,689	$88,808	$89,263	$89,036	$32.87	$26.59	$180.18	2.52	5.04
6	3,324.6	2.531	270,544.5	9,998.2	13,323.0	256,924.0	-$12,016	-$36,646	$155,748	$107,086	$96,527	$97,178	$96,852	$32.45	$26.51	$186.29	3.01	7.64
7	3,541.9	2.508	285,223.0	11,124.6	14,666.4	270,855.9	-$13,264	-$38,181	$164,196	$112,750	$100,374	$101,243	$100,808	$31.83	$22.41	$189.93	3.14	6.19
8	3,845.6	2.474	305,902.4	13,130.8	16,976.4	290,481.7	-$15,366	-$41,455	$176,092	$119,271	$105,296	$106,558	$105,927	$31.02	$21.47	$196.61	3.41	6.61
9	4,158.6	2.460	331,666.4	16,219.9	20,378.5	314,707.0	-$18,680	-$44,820	$190,778	$127,278	$111,269	$112,951	$112,110	$30.60	$26.66	$201.77	3.90	9.66
10	4,397.9	2.443	345,493.7	17,290.1	21,688.0	327,881.7	-$19,987	-$47,389	$198,764	$131,388	$114,026	$118,066	$116,046	$29.87	$17.19	$206.49	3.93	4.48
11	4,665.1	2.423	364,963.4	19,578.6	24,243.7	346,328.6	-$22,646	-$50,475	$209,847	$136,726	$116,006	$120,424	$118,215	$29.23	$19.29	$210.84	4.18	7.97
12	5,343.0	2.376	408,044.0	24,086.7	29,429.7	386,432.2	-$28,007	-$57,621	$234,254	$148,730	$126,364	$129,570	$127,967	$27.84	$17.84	$221.33	4.51	6.85
13	5,760.4	2.331	430,900.7	26,379.7	32,130.1	407,897.6	-$30,718	-$61,901	$247,270	$154,651	$129,856	$133,893	$131,876	$26.99	$14.64	$227.06	4.58	5.63
14	6,280.7	2.271	458,567.4	29,157.9	35,438.6	433,951.7	-$33,946	-$67,697	$263,064	$161,422	$133,702	$138,880	$136,291	$25.72	$12.86	$233.99	4.64	5.24
15	6,816.1	2.245	492,072.2	33,910.4	40,726.6	465,350.6	-$39,098	-$73,351	$282,099	$169,650	$138,017	$144,758	$141,387	$24.89	$15.16	$241.64	4.98	8.88
16	7,020.0	2.242	506,049.2	36,119.7	43,139.7	478,337.6	-$41,699	-$76,534	$288,871	$172,838	$139,520	$146,985	$143,252	$24.82	$15.63	$244.88	5.15	10.84
17	7,421.7	2.215	528,674.7	39,249.0	46,670.7	499,538.4	-$45,182	-$79,646	$302,624	$177,796	$141,645	$150,109	$145,877	$23.96	$12.35	$250.29	5.29	7.79
18	7,698.5	2.203	543,066.2	41,362.6	49,061.1	513,005.9	-$47,726	-$82,490	$310,988	$180,772	$143,015	$152,359	$147,687	$23.57	$12.06	$253.83	5.40	8.65
19	8,165.9	2.174	570,715.9	46,009.1	54,175.0	539,050.5	-$52,771	-$87,626	$326,774	$186,179	$144,885	$156,014	$150,450	$22.80	$10.87	$260.82	5.63	9.30
20	8,348.8	2.168	581,262.9	47,622.4	55,971.0	549,771.2	-$54,802	-$89,780	$332,866	$188,087	$145,366	$157,258	$151,312	$22.53	$10.44	$263.46	5.70	8.83
21	8,593.2	2.146	592,869.3	49,339.6	57,932.8	559,675.5	-$56,764	-$92,405	$338,279	$190,090	$145,528	$158,534	$152,031	$22.12	$8.19	$266.56	5.74	7.02
22	8,804.7	2.134	604,061.9	51,120.3	59,924.8	570,031.7	-$58,960	-$94,669	$346,887	$191,860	$146,143	$159,646	$152,895	$21.79	$6.91	$269.58	5.81	8.42
23	8,971.3	2.123	612,362.9	52,888.5	61,859.8	577,796.7	-$60,660	-$96,458	$350,264	$193,146	$146,257	$160,480	$153,369	$21.53	$7.64	$271.93	5.86	8.61
24	9,489.8	2.093	629,960.8	57,470.2	66,960.0	593,328.4	-$66,446	-$102,222	$366,742	$197,632	$146,415	$162,933	$154,674	$20.72	$7.22	$279.63	6.04	9.07
25	9,647.2	2.086	646,841.7	58,735.3	68,382.6	609,717.0	-$68,001	-$103,700	$369,616	$197,914	$146,144	$163,470	$154,807	$20.62	$6.41	$281.61	6.09	8.20
26	9,857.0	2.078	658,970.8	61,423.3	71,280.3	620,898.6	-$71,101	-$106,944	$376,393	$199,349	$145,610	$164,313	$154,962	$20.22	$6.64	$285.14	6.23	12.81
27	9,988.2	2.072	665,518.2	62,826.9	72,814.1	627,039.2	-$72,702	-$107,349	$380,116	$200,064	$145,296	$164,721	$155,009	$20.03	$5.45	$287.14	6.29	10.69
28	10,436.6	2.048	687,094.4	67,346.8	77,783.4	647,218.3	-$78,096	-$112,152	$392,346	$202,109	$144,449	$165,947	$155,198	$19.37	$4.66	$293.93	6.45	10.08
29	10,592.5	2.038	693,968.6	68,691.5	79,284.0	653,631.6	-$79,732	-$113,820	$396,236	$202,684	$144,060	$166,292	$155,176	$19.13	$3.69	$296.12	6.48	8.63
30	10,744.6	2.034	702,693.8	70,770.1	81,514.6	661,646.3	-$82,368	-$116,447	$401,094	$203,280	$143,236	$166,622	$154,930	$18.92	$3.98	$298.98	6.59	13.64
31	11,057.1	2.016	717,618.3	74,026.3	85,083.4	675,277.8	-$86,360	-$118,786	$409,368	$204,212	$141,966	$167,121	$154,543	$18.47	$2.98	$303.80	6.69	10.43
32	11,121.1	2.016	720,939.4	74,886.3	86,007.3	678,439.8	-$87,421	-$119,470	$411,276	$204,384	$141,699	$167,209	$154,454	$18.38	$2.69	$304.96	6.73	13.44
33	11,387.5	2.001	732,634.9	77,585.8	88,973.3	689,332.6	-$90,734	-$122,320	$417,878	$204,828	$140,661	$167,467	$154,059	$17.99	$1.66	$308.07	6.81	10.13
34	11,617.4	1.994	738,433.6	79,006.2	90,623.6	694,724.2	-$92,447	-$123,715	$421,147	$204,985	$139,808	$167,645	$153,726	$17.80	$1.23	$311.15	6.86	10.90
35	11,671.9	1.989	746,255.2	81,120.4	92,792.3	701,940.9	-$95,061	-$125,360	$425,621	$205,110	$138,866	$167,810	$153,254	$17.57	$0.81	$314.00	6.95	13.72
36	11,854.8	1.977	753,426.4	82,862.2	94,717.0	708,516.8	-$97,848	-$127,313	$429,608	$206,190	$137,840	$167,628	$152,738	$17.31	$0.22	$316.66	6.97	8.39
37	12,017.2	1.971	761,529.3	84,855.3	96,872.5	715,880.5	-$99,632	-$129,048	$433,875	$205,096	$136,666	$167,991	$152,128	$17.07	-$0.34	$319.72	7.06	13.73
38	12,172.8	1.961	767,600.3	86,444.7	98,617.5	721,507.8	-$101,861	-$130,713	$437,383	$205,010	$136,626	$167,640	$151,566	$16.84	-$0.58	$322.07	7.10	10.02
39	12,300.7	1.956	773,488.6	88,060.6	100,361.3	726,904.2	-$103,729	-$132,076	$440,864	$204,849	$134,819	$167,490	$151,135	$16.65	-$1.26	$324.40	7.16	12.64
40	12,345.8	1.954	775,565.7	88,712.4	101,058.2	728,846.1	-$104,806	-$132,586	$441,831	$204,767	$134,487	$167,406	$150,946	$16.59	-$1.82	$325.26	7.19	14.52
41	12,392.6	1.953	778,197.0	89,656.0	102,048.6	731,288.2	-$106,611	-$133,080	$443,312	$204,641	$133,941	$167,338	$150,640	$16.51	-$2.66	$326.37	7.23	20.07
42	12,454.5	1.951	781,033.4	90,612.0	103,066.4	733,919.8	-$106,720	-$133,721	$444,907	$204,466	$133,345	$167,248	$150,296	$16.42	-$2.82	$327.61	7.28	15.45
43	12,513.2	1.948	783,825.1	91,424.8	103,938.0	736,310.6	-$107,732	-$134,349	$446,356	$204,276	$132,842	$167,148	$149,993	$16.32	-$3.25	$328.78	7.31	13.84
44	12,563.6	1.946	785,490.9	92,039.0	104,602.6	738,025.7	-$108,493	-$134,780	$447,394	$204,123	$132,470	$167,068	$149,767	$16.26	-$3.76	$329.63	7.33	15.10
45	12,634.0	1.941	788,588.5	93,188.6	105,822.6	740,928.1	-$109,696	-$135,646	$449,166	$203,813	$131,443	$166,904	$149,174	$16.13	-$3.66	$331.13	7.38	14.34
46	12,648.9	1.940	789,114.2	93,358.8	106,007.7	741,420.3	-$109,893	-$135,806	$449,464	$203,765	$131,307	$166,874	$149,090	$16.11	-$3.69	$331.39	7.38	11.44
47	12,671.1	1.940	790,173.9	93,779.1	106,450.2	742,392.0	-$110,369	-$136,043	$450,043	$203,631	$130,962	$166,810	$148,886	$16.07	-$5.60	$331.92	7.40	18.96
48	12,854.7	1.931	798,166.2	96,501.0	109,355.6	749,700.3	-$113,859	-$138,000	$454,473	$202,616	$129,172	$166,294	$147,733	$15.78	-$5.84	$335.95	7.51	14.83
49	12,976.3	1.924	802,787.7	98,200.6	111,176.9	753,935.0	-$116,778	-$139,291	$457,040	$201,971	$127,622	$165,975	$146,899	$15.57	-$6.34	$338.32	7.57	14.09
50	13,065.3	1.919	806,107.7	99,454.9	112,520.2	757,026.2	-$117,199	-$140,264	$458,914	$201,462	$126,720	$166,724	$146,222	$15.42	-$6.66	$340.06	7.61	13.93
										Maximum	$146,416	$167,829	$155,198	$38.31	$38.31		9.64	49.39
														$13.87	-$35.89		$1.60	$1.80

Increase recoveries to 97 %

Project No: 0021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Scenario 16

Parameter	Value	Unit
Process Method	CIL	
Processing Rate	1.6	Mtpa
Gold Price	$550.00	$US/oz
Royalties / Conversions		
Exchange Rate	1.00	
State (%)	3.0%	%
Net Gold Price	$17.15	$US/g
Process Recovery	97.0%	%

Parameter	Value	Unit
Base Processing Cost	$10.840	$/t Mill Feed
Base Selling Cost	$0.000	$/g Rec. Gold
Base Mining Cost	$1.220	$/t Mined
Mining Cost Variation	0%	%
Selling Cost Variation	0%	%
Processing Cost Variation	0%	%
Breakeven COG	0.66	g/t

Color Legend	
Max. Worst Case NPV	
Max. Best Case NPV	
Max. Average Case NPV	

Table 1 - Belahouro Gold Project - Base Case - Scenario 16 (1.6 Mtpa, 550 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost 0%, Process Recovery 0.97)

Shell	Material						Financials (Undiscounted)				Discounted Cashflows			Selection Criteria				
	Ore			Waste	Total	Recovered Au.	Mining Cost	Process Cost	Revenue	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/I Rec oz	Strip Ratio	
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	1,466.4	2.772	130,694.2	2,355.2	3,821.6	126,773.4	-$3,436	-$15,839	$67,624	$48,349	$46,256	$46,256	$46,256	$32.97	$32.97	$152.04	1.61	1.61
2	1,629.1	2.726	142,750.7	2,615.8	4,244.9	138,468.1	-$3,803	-$17,591	$73,862	$52,469	$49,002	$49,016	$49,008	$32.21	$26.32	$154.60	1.61	1.60
3	1,983.4	2.674	170,524.9	3,576.3	5,559.7	165,409.2	-$5,010	-$21,403	$88,233	$61,820	$57,392	$57,511	$57,451	$31.17	$26.40	$159.66	1.80	2.71
4	2,239.0	2.622	188,721.6	4,418.4	6,657.4	183,059.9	-$5,926	-$24,156	$97,649	$67,566	$62,317	$62,567	$62,442	$30.18	$22.48	$164.33	1.97	3.29
5	2,602.2	2.562	214,330.7	5,706.9	8,309.2	207,900.8	-$7,283	-$28,073	$110,899	$75,543	$68,912	$69,383	$69,147	$29.03	$21.96	$170.06	2.19	3.64
6	2,718.6	2.549	222,793.9	6,154.7	8,873.3	216,110.1	-$7,757	-$29,326	$115,278	$78,195	$71,058	$71,604	$71,331	$28.76	$22.80	$171.59	2.26	3.86
7	2,984.6	2.531	242,892.0	7,533.5	10,518.1	235,605.2	-$9,327	-$32,164	$125,678	$84,187	$75,787	$76,513	$76,135	$28.20	$22.48	$176.19	2.52	5.18
8	3,253.6	2.543	266,008.0	9,670.2	12,923.8	258,027.7	-$11,677	-$35,077	$137,638	$90,884	$81,414	$82,286	$81,850	$27.93	$24.96	$181.20	2.97	7.94
9	3,500.3	2.511	282,689.8	10,888.7	14,389.0	274,111.9	-$13,030	-$37,731	$146,218	$95,457	$85,031	$86,122	$85,577	$27.27	$18.64	$185.16	3.11	4.94
10	3,782.7	2.483	301,924.0	12,756.1	16,538.8	292,866.3	-$14,960	-$40,778	$156,222	$100,484	$88,821	$90,233	$89,527	$26.56	$17.60	$190.32	3.37	6.61
11	4,068.1	2.496	326,504.3	15,784.4	19,852.4	316,709.2	-$18,255	-$43,841	$168,940	$109,845	$93,588	$95,347	$94,467	$26.28	$22.29	$196.06	3.88	10.61
12	4,211.0	2.477	335,358.0	16,572.6	20,783.7	325,298.3	-$19,094	-$45,380	$173,522	$109,048	$96,105	$97,046	$96,075	$25.90	$15.41	$198.20	3.94	5.62
13	4,435.5	2.438	347,710.4	17,483.0	21,918.5	337,279.1	-$20,193	-$47,793	$179,913	$111,927	$96,939	$99,190	$98,064	$25.23	$12.82	$201.57	3.94	4.05
14	5,223.6	2.396	402,241.0	23,508.6	28,732.2	390,173.8	-$27,463	-$56,233	$208,126	$124,432	$105,944	$108,965	$107,455	$23.82	$16.87	$214.51	4.50	7.65
15	5,395.9	2.381	413,042.0	24,740.2	30,136.1	400,650.8	-$28,855	-$58,081	$213,717	$126,782	$107,434	$110,722	$109,078	$23.50	$13.62	$216.99	4.58	7.14
16	5,788.1	2.343	436,039.1	27,197.2	32,985.3	422,957.9	-$31,770	-$62,294	$225,616	$131,552	$110,183	$114,172	$112,177	$22.73	$12.16	$222.40	4.70	6.27
17	6,444.8	2.293	475,183.6	32,254.2	38,698.9	460,928.1	-$37,325	-$69,344	$245,870	$139,201	$114,132	$119,721	$116,926	$21.60	$11.65	$231.42	5.00	7.70
18	6,766.0	2.263	492,261.8	34,229.8	40,995.8	477,494.0	-$39,470	-$72,803	$254,707	$142,435	$115,579	$122,010	$118,794	$21.06	$10.07	$235.13	5.06	6.15
19	6,956.2	2.260	505,271.7	36,190.3	43,146.5	490,113.5	-$41,822	-$74,829	$261,439	$144,787	$116,658	$123,654	$120,156	$20.82	$12.44	$238.01	5.20	10.38
20	7,324.1	2.242	527,881.2	39,645.2	46,969.3	512,044.8	-$45,717	-$78,785	$273,137	$148,635	$118,080	$126,246	$122,163	$20.29	$10.43	$243.18	5.41	9.36
21	7,565.0	2.224	540,201.2	41,349.5	48,914.5	523,995.2	-$47,660	-$81,260	$279,512	$150,572	$118,928	$127,521	$123,224	$19.93	$8.38	$246.07	5.47	7.42
22	7,784.5	2.203	551,414.2	42,925.9	50,710.5	534,871.7	-$49,274	-$83,727	$285,314	$152,213	$119,376	$128,667	$124,022	$19.55	$7.15	$248.85	5.51	6.82
23	8,236.7	2.181	577,622.7	47,283.1	55,519.7	560,294.0	-$54,401	-$88,571	$298,875	$156,903	$120,240	$131,181	$125,700	$18.93	$8.16	$256.17	5.74	9.64
24	8,402.8	2.174	587,320.5	48,938.0	57,340.8	569,700.9	-$56,411	-$90,347	$303,892	$157,134	$120,392	$131,957	$126,174	$18.70	$7.41	$257.61	5.82	9.96
25	8,646.4	2.158	599,604.8	50,950.7	59,597.2	581,610.6	-$58,769	-$92,860	$310,352	$158,623	$120,384	$132,898	$126,641	$18.36	$6.11	$260.79	5.89	8.26
26	8,922.1	2.144	616,283.9	53,991.2	62,913.3	597,798.3	-$62,641	-$95,907	$318,879	$160,410	$120,698	$134,061	$127,349	$17.98	$6.48	$266.09	6.05	11.03
27	9,336.9	2.118	635,897.0	57,300.6	66,636.6	616,820.1	-$66,391	-$100,368	$329,027	$162,271	$120,235	$135,169	$127,702	$17.38	$4.47	$270.35	6.14	7.96
28	9,547.4	2.110	647,589.6	59,706.2	69,253.8	628,142.5	-$69,183	-$102,807	$335,067	$163,277	$119,599	$135,776	$127,687	$17.10	$4.81	$273.49	6.25	11.49
29	9,664.1	2.102	653,160.5	60,721.0	70,385.1	633,565.7	-$70,392	-$103,959	$337,960	$163,709	$119,249	$136,029	$127,639	$16.94	$3.70	$275.03	6.28	8.69
30	9,776.4	2.093	657,736.6	61,533.9	71,310.3	638,004.4	-$71,242	-$105,070	$340,327	$164,015	$118,921	$136,203	$127,562	$16.78	$2.72	$276.35	6.29	7.24
31	10,041.5	2.078	670,948.8	64,284.0	74,325.4	650,820.4	-$74,511	-$107,906	$347,164	$164,748	$118,116	$136,593	$127,364	$16.41	$2.76	$280.29	6.40	10.38
32	10,256.0	2.061	679,718.7	65,760.9	76,016.9	659,327.1	-$76,357	-$110,206	$351,701	$165,138	$117,813	$136,624	$127,218	$16.10	$1.63	$282.96	6.41	6.88
33	10,543.8	2.054	696,414.5	69,922.5	80,466.3	675,522.1	-$81,327	-$113,260	$360,340	$166,732	$116,317	$137,174	$126,745	$15.72	$2.07	$288.06	6.63	14.46
34	10,768.7	2.048	706,087.7	72,613.9	83,382.6	686,845.1	-$84,639	-$115,668	$366,380	$166,065	$115,063	$137,356	$126,209	$15.42	$1.44	$291.86	6.74	11.97
35	10,910.7	2.036	714,255.2	73,905.1	84,815.7	692,827.5	-$86,195	-$117,206	$369,671	$166,170	$114,456	$137,416	$125,936	$15.23	$0.61	$293.66	6.77	9.09
36	11,031.7	2.030	719,875.3	75,266.7	86,298.4	698,279.1	-$87,780	-$118,602	$372,479	$166,196	$113,688	$137,424	$125,658	$15.07	$0.23	$296.41	6.82	11.26
37	11,174.3	2.026	727,811.2	77,383.1	88,557.5	705,976.6	-$90,411	-$120,023	$376,585	$166,152	$113,032	$137,386	$125,209	$14.87	-$0.32	$298.07	6.93	14.84
38	11,386.1	2.013	736,997.5	79,502.9	90,888.1	714,887.6	-$93,062	-$122,279	$381,339	$166,007	$112,024	$137,297	$124,660	$14.58	-$0.66	$301.21	6.98	10.06
39	11,504.0	2.006	741,612.4	80,468.2	91,972.2	719,364.0	$94,277	-$123,550	$383,726	$165,899	$111,338	$137,232	$124,285	$14.42	-$0.91	$302.81	6.99	8.12
40	11,828.9	1.986	755,904.7	84,021.6	95,850.5	733,227.6	-$98,714	-$127,022	$391,122	$165,386	$109,152	$136,935	$123,044	$13.98	-$1.68	$307.87	7.10	10.84
41	11,882.4	1.966	756,726.5	84,856.6	96,739.0	735,964.5	-$99,731	-$127,893	$392,582	$165,258	$108,719	$136,864	$122,791	$13.91	-$2.38	$308.88	7.14	15.61
42	12,043.6	1.979	766,211.8	86,827.5	98,871.1	743,225.5	-$102,307	-$129,310	$396,455	$164,836	$107,720	$136,632	$122,176	$13.69	-$2.61	$311.64	7.21	12.23
43	12,136.7	1.972	769,366.0	87,600.3	99,737.0	746,265.0	-$103,145	-$130,309	$396,087	$164,833	$107,074	$136,520	$121,797	$13.56	-$2.20	$312.82	7.22	8.30
44	12,154.1	1.971	770,146.0	87,841.1	99,995.2	747,040.6	-$103,422	-$130,496	$398,490	$164,572	$106,946	$136,467	$121,716	$13.54	-$3.49	$313.13	7.23	13.81
45	12,246.1	1.967	774,596.9	89,327.8	101,574.0	751,369.0	-$105,134	-$131,480	$400,793	$164,179	$106,047	$136,274	$121,161	$13.41	-$4.27	$314.91	7.29	18.15
46	12,281.3	1.967	776,556.0	89,964.8	102,266.1	753,259.3	-$106,963	-$131,856	$401,907	$163,868	$105,702	$136,171	$120,836	$13.36	-$5.44	$315.72	7.33	18.70
47	12,349.7	1.963	780,621.2	91,415.6	103,765.3	757,398.5	-$107,690	-$132,801	$404,014	$163,523	$104,841	$135,923	$120,382	$13.22	-$5.26	$317.52	7.39	16.18
48	12,394.1	1.961	781,579.9	91,627.2	104,021.2	758,132.5	-$107,811	-$133,063	$404,407	$163,433	$104,651	$135,875	$120,263	$13.19	-$3.69	$317.88	7.39	8.68
49	12,422.4	1.960	782,762.4	92,025.7	104,448.1	759,279.6	-$108,378	-$133,365	$405,018	$163,278	$104,366	$135,792	$120,081	$13.14	-$5.56	$318.34	7.41	14.08
50	12,442.8	1.958	784,524.2	92,623.6	105,066.9	760,988.5	-$109,103	-$133,797	$406,930	$163,030	$103,943	$135,663	$119,803	$13.08	-$6.08	$319.19	7.43	14.79
										Maximum	$120,898	$137,424	$127,702	$32.97	$32.97		8.80	27.49
														$10.33	-$21.38		$1.61	$1.60

Decrease Recoveries to 90%

Project No: 0621
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Scenario 18

Process Method	CIL	
Processing Rate	1.5	Mtpa
Gold Price	$650.00	$US/oz
Royalties / Conversions		
Exchange Rate	1.00	
State (%)	3.0%	%
Net Gold Price	$17.15	$US/g
Process Recovery	90.0%	%

Base Processing Cost	$10.900	$/t Mill Feed
Base Selling Cost	$0.000	$/g Rec. Gold
Base Mining Cost	$1.290	$/t Mined
Mining Cost Variation	0%	%
Selling Cost Variation	0%	%
Processing Cost Variation	0%	%
Breakeven COG	0.71	g/t

Color Legend	
Max. Worst Case NPV	
Max. Best Case NPV	
Max. Average Case NPV	

Table 1 - Belahouro Gold Project - Base Case - Scenario 18 (1.5 Mtpa, 650 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost 0%, Process Recovery 0.9)

Shell	Material: Ore kTonnes	Ore Grade Au (g/t)	Ore Cont. Au (oz)	Waste kTonnes	Total kTonnes	Recovered Au. (oz)	Financials (Undiscounted): Mining Cost ($'000)	Process Cost ($'000)	Revenue ($'000)	Cashflow ($'000)
1	673.9	3.103	67,221.1	742.9	1,416.8	60,499.0	-$1,334	-$7,303	$32,272	$23,635
2	1,427.6	2.777	127,446.2	2,278.2	3,705.8	114,701.6	-$3,309	-$15,419	$61,185	$42,457
3	1,598.8	2.734	140,568.9	2,564.8	4,163.6	126,503.0	-$3,729	-$17,286	$67,480	$46,465
4	1,952.5	2.682	168,332.7	3,515.8	5,468.4	151,499.5	-$4,937	-$21,072	$80,814	$54,805
5	2,170.2	2.637	184,012.9	4,277.5	6,447.7	165,611.6	-$5,740	-$23,417	$88,341	$59,185
6	2,374.4	2.606	198,821.7	4,890.7	7,265.1	179,039.6	-$6,424	-$25,616	$96,451	$63,410
7	2,635.7	2.569	216,624.6	5,822.8	8,458.4	195,142.1	-$7,404	-$28,433	$104,094	$68,257
8	2,848.1	2.529	231,368.9	6,588.0	9,430.1	208,232.0	-$8,258	-$30,685	$111,078	$72,132
9	3,083.5	2.549	253,536.6	8,583.7	11,677.2	228,182.9	-$10,907	-$33,383	$121,716	$77,859
10	3,318.5	2.536	270,569.5	10,012.3	13,330.8	243,512.9	-$12,021	-$36,776	$129,895	$82,099
11	3,520.4	2.514	284,507.3	11,129.2	14,649.6	256,056.6	-$13,248	-$37,949	$136,587	$85,390
12	3,777.8	2.487	302,066.7	12,794.3	16,571.8	271,860.1	-$14,967	-$40,721	$145,012	$89,303
13	4,068.3	2.501	326,376.3	15,796.6	19,865.9	293,738.6	-$18,257	-$43,748	$156,687	$94,685
14	4,196.5	2.483	335,044.4	16,587.3	20,783.7	301,540.0	-$19,094	-$45,222	$160,849	$96,533
15	4,411.1	2.445	346,761.1	17,434.6	21,845.7	312,085.0	-$20,121	-$47,630	$166,474	$98,623
16	5,130.2	2.408	397,190.0	22,984.6	28,114.9	357,471.0	-$26,914	-$55,229	$190,664	$108,541
17	5,351.6	2.391	411,366.8	24,646.8	29,998.3	370,229.0	-$28,768	-$57,601	$197,489	$111,131
18	5,671.8	2.363	430,944.3	26,836.1	32,507.9	387,849.9	-$31,323	-$61,041	$206,869	$114,524
19	5,922.6	2.329	443,503.1	27,946.3	33,869.1	399,152.6	-$32,606	-$63,740	$212,919	$116,672
20	6,644.3	2.280	487,128.1	33,785.8	40,430.1	438,415.3	-$38,941	-$71,490	$233,882	$123,431
21	6,859.6	2.276	501,974.6	35,992.7	42,852.3	451,777.4	-$41,578	-$73,799	$240,968	$126,914
22	7,061.4	2.267	514,621.9	37,961.2	45,022.6	463,159.7	-$43,758	-$75,963	$247,061	$127,343
23	7,410.6	2.240	533,685.2	40,570.5	47,981.1	480,316.7	-$46,718	-$79,709	$256,213	$129,788
24	7,541.6	2.233	541,368.9	41,776.4	49,318.2	487,232.0	-$48,100	-$81,114	$259,902	$130,864
25	7,989.1	2.198	564,480.4	45,134.7	53,123.8	508,032.3	-$51,920	-$85,912	$270,997	$133,164
26	8,196.6	2.191	577,415.0	47,474.9	55,671.7	519,673.5	-$54,606	-$88,134	$277,207	$134,461
27	8,344.6	2.185	586,062.3	48,996.2	57,340.8	527,456.1	-$56,411	-$89,719	$281,356	$135,226
28	8,584.3	2.168	598,461.7	51,012.9	59,597.2	538,615.5	-$58,769	-$92,280	$287,311	$136,253
29	8,848.8	2.159	614,110.1	53,875.6	62,721.5	552,699.1	-$62,371	-$95,094	$294,823	$137,369
30	9,067.8	2.150	626,881.4	56,243.2	65,301.0	563,393.2	-$65,062	-$97,364	$300,522	$138,087
31	9,412.4	2.123	642,486.6	59,090.7	68,503.0	578,221.8	-$68,321	-$101,168	$308,436	$138,959
32	9,544.5	2.117	649,564.0	60,435.6	69,980.1	584,607.6	-$69,999	-$102,569	$311,844	$139,276
33	9,662.8	2.108	654,382.4	61,240.6	70,903.4	588,926.1	-$70,880	-$103,844	$314,148	$139,435
34	9,807.1	2.098	661,601.8	62,803.3	72,610.4	595,441.6	-$72,635	-$105,391	$317,623	$139,597
35	10,009.6	2.086	671,152.3	64,672.8	74,682.4	604,037.1	-$74,905	-$107,569	$322,209	$139,744
36	10,338.0	2.066	687,456.9	68,294.7	78,632.4	618,710.8	-$79,167	-$111,672	$330,036	$139,798
37	10,594.3	2.056	701,115.8	71,451.5	82,045.8	631,004.2	-$83,070	-$113,813	$336,593	$139,710
38	10,782.9	2.048	709,956.9	73,324.2	84,107.1	638,960.0	-$85,420	-$115,831	$340,837	$139,587
39	10,870.0	2.043	713,966.5	74,264.7	85,134.8	642,569.0	-$86,607	-$116,763	$342,762	$139,492
40	10,951.6	2.040	718,137.8	75,346.9	86,298.4	646,324.0	-$87,780	-$117,635	$344,765	$139,350
41	11,091.7	2.036	726,019.6	77,465.9	88,557.5	653,417.6	-$90,411	-$119,130	$348,549	$139,006
42	11,297.9	2.024	735,102.7	79,590.2	90,888.1	661,592.4	-$93,052	-$121,336	$352,910	$138,822
43	11,407.7	2.018	739,439.9	80,506.2	91,913.9	665,495.9	-$94,223	-$122,509	$354,992	$138,259
44	11,702.2	2.000	752,436.5	83,748.9	95,449.1	677,192.3	-$98,258	-$126,668	$361,231	$137,305
45	11,779.5	1.997	756,454.4	84,936.6	96,715.3	680,809.0	-$99,699	-$126,482	$363,160	$136,980
46	11,918.5	1.990	762,485.7	86,426.6	98,345.1	686,237.1	-$101,876	-$127,984	$366,056	$136,422
47	12,022.9	1.983	766,603.0	87,579.0	99,551.9	689,942.7	-$102,947	-$129,061	$368,032	$136,005
48	12,040.5	1.983	767,435.3	87,786.8	99,827.3	690,691.7	-$103,247	-$129,270	$368,432	$135,915
49	12,083.2	1.981	770,290.4	88,767.8	100,851.0	693,261.3	-$104,405	-$129,634	$369,803	$135,684
50	12,172.1	1.977	773,838.9	89,907.0	102,079.1	696,454.9	-$105,724	-$130,679	$371,506	$135,105

Shell	Discounted Cashflows: Worst Case ($'000)	Best Case ($'000)	Average Case ($'000)	Selection Criteria: Undiscounted Profit / Tonne Ore: Overall	Incremental	Cost/t Rec oz	Strip Ratio: Overall	Incremental
1	$22,927	$22,927	$22,927	$35.07	$35.07	$142.76	1.10	1.10
2	$39,809	$39,809	$39,809	$29.74	$24.87	$163.27	1.60	2.04
3	$43,424	$43,432	$43,426	$29.07	$23.62	$165.96	1.60	1.87
4	$50,910	$51,006	$50,959	$28.07	$23.63	$171.66	1.80	2.69
5	$54,681	$54,880	$54,780	$27.27	$20.12	$176.06	1.97	3.50
6	$58,248	$58,547	$58,397	$26.71	$20.69	$178.06	2.06	3.00
7	$62,189	$62,642	$62,415	$25.90	$18.56	$183.64	2.21	3.57
8	$65,237	$65,845	$65,541	$25.35	$16.51	$187.02	2.31	3.64
9	$69,922	$70,655	$70,289	$25.17	$23.06	$192.21	2.77	8.04
10	$73,413	$74,266	$73,839	$24.74	$16.65	$196.28	3.02	6.36
11	$75,993	$77,003	$76,498	$24.26	$16.30	$199.94	3.16	5.53
12	$78,910	$80,193	$79,551	$23.84	$15.22	$204.92	3.39	6.48
13	$82,919	$84,493	$83,706	$23.33	$19.10	$211.08	3.89	10.66
14	$84,189	$85,912	$85,050	$23.00	$13.46	$213.29	3.95	5.77
15	$85,807	$87,802	$86,805	$22.40	$10.67	$216.77	3.95	3.98
16	$92,567	$95,187	$93,877	$21.16	$13.51	$229.79	4.48	7.72
17	$94,208	$97,131	$95,669	$20.77	$11.71	$233.26	4.61	7.61
18	$96,204	$99,601	$97,903	$20.19	$10.40	$236.14	4.73	6.93
19	$97,122	$101,017	$99,070	$19.68	$8.16	$241.38	4.72	4.42
20	$100,216	$106,017	$103,116	$18.58	$9.61	$251.88	5.08	8.09
21	$101,177	$107,567	$104,367	$18.31	$10.14	$258.38	5.25	10.25
22	$101,732	$108,741	$105,236	$18.03	$8.57	$259.46	5.38	9.74
23	$102,846	$110,348	$106,446	$17.51	$7.00	$263.21	5.47	7.47
24	$102,881	$110,951	$106,916	$17.33	$6.86	$268.20	5.54	9.19
25	$103,219	$112,657	$107,938	$16.67	$5.94	$271.31	5.65	7.61
26	$103,346	$113,519	$108,432	$16.40	$6.24	$274.66	5.79	11.27
27	$103,287	$114,017	$108,649	$16.21	$5.19	$277.05	5.87	10.29
28	$103,053	$114,656	$108,854	$15.87	$4.27	$280.46	5.94	8.41
29	$103,031	$115,337	$109,184	$15.53	$4.27	$284.84	6.09	10.95
30	$102,661	$115,764	$109,196	$15.25	$3.39	$286.32	6.21	11.17
31	$101,581	$116,314	$108,948	$14.76	$2.46	$293.10	6.28	8.03
32	$101,199	$116,496	$108,847	$14.56	$2.40	$295.19	6.33	10.17
33	$100,741	$116,584	$108,663	$14.43	$1.35	$296.66	6.34	6.81
34	$100,194	$116,660	$108,427	$14.23	$1.12	$299.95	6.40	10.83
35	$99,486	$116,720	$108,103	$13.96	$0.73	$302.07	6.46	9.23
36	$98,166	$116,749	$107,458	$13.82	$0.14	$307.48	6.61	11.03
37	$96,542	$116,692	$106,627	$13.19	-$0.33	$312.02	6.74	12.32
38	$95,667	$116,617	$106,142	$12.95	-$0.66	$314.97	6.80	9.93
39	$95,224	$116,561	$105,892	$12.83	-$1.08	$316.34	6.83	10.79
40	$94,752	$116,477	$105,614	$12.72	-$1.74	$317.82	6.88	13.28
41	$93,809	$116,276	$105,042	$12.63	-$2.44	$320.88	6.98	16.12
42	$92,686	$115,993	$104,340	$12.28	-$2.36	$324.05	7.04	10.31
43	$92,016	$115,842	$103,929	$12.12	-$2.39	$326.87	7.06	8.34
44	$88,881	$116,306	$102,594	$11.73	-$3.23	$330.97	7.16	10.96
45	$89,246	$115,131	$102,188	$11.63	-$4.27	$332.22	7.21	16.61
46	$88,417	$114,830	$101,623	$11.46	-$4.02	$334.63	7.25	10.72
47	$87,604	$114,606	$101,106	$11.31	-$4.00	$336.30	7.28	10.64
48	$87,456	$114,560	$101,008	$11.29	-$5.09	$336.64	7.29	14.59
49	$86,886	$114,375	$100,630	$11.21	-$6.65	$337.66	7.34	19.81
50	$86,171	$114,125	$100,148	$11.10	-$8.82	$339.44	7.39	14.44
Maximum	$103,346	$116,749	$109,196	$35.07	$35.07		8.43	30.40
				$4.62	-$24.33		$1.10	$1.10

Increase overall slopes to "best case" slopes

Project No: 0021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Best Case Slopes - Base Case - Scenario 10

Process Method	CIL	
Processing Rate	1.8	Mtpa
Gold Price	$580.00	$US/oz
Royalties / Conversions		
Exchange Rate	1.00	
State (%)	3.0%	%
Net Gold Price	$17.16	$US/g
Process Recovery	95.0%	%

Base Processing Cost	$10.840	$/t Mill Feed
Base Selling Cost	$0.000	$/g Rec. Gold
Base Mining Cost	$1.220	$/t Mined
Mining Cost Variation	0%	%
Selling Cost Variation	0%	%
Processing Cost Variation	0%	%
Breakeven COG	0.67	g/t

Color Legend	
Max. Worst Case NPV	
Max. Best Case NPV	
Max. Average Case NPV	

Table 1 - Belahouro Gold Project - Best Case Slopes - Base Case - Scenario 10 (1.8 Mtpa, $580 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost 0%,Process Recovery 0.95)

Shell	Material						Financials (Undiscounted)
	Ore			Waste	Total	Recovered Au.	Mining Cost
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)
1	1,330.4	2.786	119,265.4	1,992.8	3,323.2	113,302.2	-$2,998
2	1,431.7	2.730	143,204.2	2,769.0	4,200.7	136,044.0	-$3,767
3	1,995.1	2.677	171,694.1	3,554.7	5,549.8	163,109.4	-$4,974
4	2,211.4	2.645	188,042.8	4,328.7	6,540.1	178,640.7	-$5,615
5	2,383.3	2.606	199,632.0	4,733.6	7,117.0	189,640.4	-$6,296
6	2,769.0	2.541	226,168.3	6,027.4	8,796.3	214,857.0	-$7,711
7	2,958.4	2.536	241,419.6	7,142.6	10,101.0	229,348.6	-$8,948
8	3,193.8	2.547	261,531.7	8,912.6	12,106.4	248,352.8	-$10,909
9	3,450.9	2.527	280,356.3	10,382.3	13,833.2	266,231.6	-$12,658
10	3,705.4	2.510	298,996.1	12,207.2	15,912.6	283,940.4	-$14,441
11	3,937.4	2.499	316,390.6	14,010.6	17,948.0	300,445.7	-$16,391
12	4,172.9	2.489	333,925.3	15,833.6	20,006.6	316,947.8	-$18,394
13	4,426.0	2.452	348,928.7	17,006.1	21,431.1	331,116.3	-$19,807
14	4,600.5	2.450	362,339.2	18,770.2	23,370.7	343,816.3	-$21,727
15	5,332.1	2.387	408,242.0	23,275.7	28,607.8	387,539.7	-$27,308
16	5,579.3	2.356	422,959.3	24,623.6	30,202.9	400,529.9	-$28,792
17	5,903.4	2.330	442,297.8	26,856.9	32,760.2	418,668.7	-$31,329
18	6,655.6	2.280	487,775.6	32,375.7	39,031.3	461,263.4	-$37,644
19	6,888.3	2.266	501,651.6	34,233.6	41,121.8	474,231.9	-$39,660
20	7,098.3	2.255	514,661.3	36,064.1	43,162.4	486,437.9	-$41,807
21	7,404.7	2.237	532,457.6	38,486.7	45,891.3	503,046.0	-$44,707
22	7,544.6	2.225	539,619.4	39,406.9	46,951.8	509,906.7	-$45,800
23	8,038.8	2.197	567,813.8	43,968.6	52,007.7	536,296.9	-$50,852
24	8,272.2	2.183	580,666.1	45,742.6	54,014.8	548,155.2	-$53,134
25	8,390.7	2.176	587,041.3	46,881.0	55,271.7	554,169.6	-$54,337
26	8,555.2	2.166	595,706.2	48,207.9	56,763.2	562,227.0	-$55,978
27	8,837.1	2.145	609,345.3	50,278.4	59,115.8	574,922.1	-$58,465
28	9,233.4	2.122	629,969.4	53,723.7	62,957.1	593,974.1	-$62,661
29	9,446.7	2.108	640,012.1	55,486.7	64,934.4	603,356.6	-$64,641
30	9,690.9	2.099	654,109.9	58,284.4	67,975.4	616,263.8	-$68,047
31	9,785.4	2.096	659,441.9	59,490.6	69,276.0	621,256.9	-$69,400
32	9,899.5	2.088	664,469.1	60,511.9	70,411.3	626,048.5	-$70,503
33	10,207.2	2.076	681,163.3	64,176.4	74,383.6	641,678.0	-$74,823
34	10,569.6	2.065	696,409.0	67,549.3	78,119.0	657,584.2	-$79,127
35	10,699.9	2.047	704,243.0	68,700.6	79,400.5	662,961.2	-$80,499
36	10,966.6	2.035	716,961.4	69,872.9	80,838.7	669,222.8	-$82,631
37	11,043.3	2.031	720,972.0	72,480.9	83,524.2	678,446.2	-$86,100
38	11,153.9	2.025	726,253.9	73,700.1	84,854.0	683,343.8	-$86,602
39	11,199.6	2.024	728,771.6	74,404.8	85,604.3	685,628.5	-$87,400
40	11,437.6	2.012	739,896.9	77,001.4	88,439.0	695,907.5	-$90,709
41	11,540.3	2.006	744,434.2	78,102.1	89,642.5	700,138.6	-$92,074
42	11,811.6	1.990	755,784.6	80,708.8	92,520.4	710,531.4	-$95,338
43	11,897.3	1.986	759,643.6	81,697.8	93,495.1	713,995.3	-$96,518
44	11,976.0	1.984	763,887.6	82,775.2	94,751.2	717,935.9	-$98,100
45	12,116.6	1.978	769,182.0	84,180.7	96,296.8	722,871.6	-$99,691
46	12,181.9	1.973	770,882.7	84,654.2	96,836.2	724,455.1	-$100,313
47	12,234.0	1.970	774,664.0	85,878.6	98,112.6	727,965.7	-$101,696
48	12,314.9	1.967	778,721.8	87,141.6	99,456.8	731,694.2	-$103,271
49	12,335.8	1.966	779,494.8	87,381.3	99,717.2	732,416.7	-$103,630
50	12,389.6	1.963	781,434.3	88,168.6	100,558.2	734,603.8	-$104,430

Shell	Financials (Undiscounted)			Discounted Cashflows			Selection Criteria				
	Process Cost	Revenue	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/t Rec oz	Strip Ratio	
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	-$14,371	$80,438	$43,069	$40,561	$40,561	$40,561	$32.37	$32.37	$153.30	1.50	1.50
2	-$17,616	$72,569	$51,186	$47,812	$47,821	$47,817	$31.36	$26.97	$157.11	1.57	1.91
3	-$21,827	$97,007	$60,506	$56,156	$56,262	$56,209	$30.33	$25.62	$162.47	1.78	2.71
4	-$23,861	$95,291	$65,616	$60,560	$60,764	$60,662	$29.67	$23.62	$166.12	1.96	3.58
5	-$25,712	$101,266	$69,257	$63,611	$63,902	$63,756	$29.06	$21.19	$168.61	1.99	2.36
6	-$29,867	$114,610	$77,033	$69,878	$70,415	$70,146	$27.82	$20.16	$174.80	2.18	3.35
7	-$31,801	$122,340	$81,493	$73,427	$74,090	$73,758	$27.55	$23.56	$178.10	2.41	5.68
8	-$34,434	$132,493	$87,151	$78,166	$78,929	$78,548	$27.29	$24.03	$182.56	2.79	7.62
9	-$37,196	$142,014	$92,259	$82,289	$83,243	$82,766	$26.73	$18.87	$186.89	3.01	6.72
10	-$39,942	$151,461	$97,078	$85,986	$87,212	$86,599	$26.20	$18.94	$191.63	3.29	7.17
11	-$42,437	$160,266	$101,437	$89,240	$90,723	$89,981	$25.76	$18.78	$195.80	3.56	7.77
12	-$44,966	$169,068	$105,706	$92,326	$94,080	$93,203	$25.33	$18.13	$199.91	3.79	7.74
13	-$47,868	$176,626	$109,130	$94,870	$96,655	$95,613	$24.66	$13.53	$203.64	3.84	4.63
14	-$49,864	$183,400	$112,109	$96,879	$98,800	$97,839	$24.37	$17.07	$207.35	4.08	10.11
15	-$57,400	$206,723	$122,016	$103,616	$106,696	$105,156	$22.88	$13.64	$218.58	4.37	6.16
16	-$60,058	$213,652	$124,802	$105,242	$108,749	$106,996	$22.37	$11.28	$221.83	4.41	5.45
17	-$63,840	$223,339	$126,469	$107,188	$111,378	$109,283	$21.76	$11.31	$226.59	4.55	6.89
18	-$71,612	$248,049	$138,793	$111,670	$117,446	$114,558	$20.85	$11.07	$236.86	4.86	7.34
19	-$74,116	$252,967	$139,171	$112,722	$119,114	$115,918	$20.20	$10.22	$239.96	4.97	7.86
20	-$78,367	$259,478	$141,303	$113,571	$120,579	$117,075	$19.91	$10.16	$242.94	5.08	8.87
21	-$78,652	$266,337	$143,978	$114,473	$122,352	$118,412	$19.44	$8.73	$247.21	5.20	7.94
22	-$81,153	$271,996	$145,044	$114,868	$123,059	$119,023	$19.22	$7.61	$248.97	5.22	6.57
23	-$86,464	$286,074	$148,766	$116,232	$125,631	$120,931	$18.51	$7.54	$256.03	5.47	9.23
24	-$88,951	$292,389	$150,316	$116,614	$126,660	$121,587	$18.17	$6.83	$259.21	5.53	7.60
25	-$90,224	$295,606	$151,046	$116,400	$127,133	$121,766	$18.00	$6.16	$260.86	5.59	9.61
26	-$91,968	$299,906	$151,941	$116,416	$127,702	$122,060	$17.76	$5.44	$263.16	5.63	8.07
27	-$96,012	$306,678	$153,211	$116,291	$128,488	$122,390	$17.34	$4.60	$266.94	5.69	7.34
28	-$99,254	$316,840	$154,925	$116,996	$129,662	$122,766	$16.76	$4.33	$272.60	5.82	8.69
29	-$101,612	$321,845	$155,673	$115,686	$130,062	$122,865	$16.46	$3.52	$275.41	5.87	8.32
30	-$104,152	$326,741	$156,542	$115,066	$130,677	$122,818	$16.15	$3.55	$279.42	6.01	11.38
31	-$106,166	$331,395	$156,629	$114,677	$130,742	$122,710	$16.03	$3.04	$280.99	6.08	12.77
32	-$106,390	$333,950	$157,057	$114,163	$130,870	$122,527	$15.87	$1.99	$282.55	6.11	8.96
33	-$109,680	$342,232	$157,629	$113,278	$131,171	$122,224	$15.44	$1.66	$287.73	6.29	11.92
34	-$113,867	$350,772	$158,067	$112,026	$131,423	$121,726	$14.96	$1.27	$293.02	6.39	9.30
35	-$114,964	$353,634	$158,182	$111,377	$131,469	$121,423	$14.78	$0.73	$294.82	6.42	8.84
36	-$116,731	$356,979	$158,218	$110,960	$131,477	$121,016	$14.66	$0.22	$297.00	6.44	7.67
37	-$118,627	$361,901	$158,174	$109,629	$131,426	$120,477	$14.32	-$0.25	$300.28	6.56	14.13
38	-$119,809	$364,512	$158,101	$108,948	$131,371	$120,159	$14.17	-$0.66	$302.06	6.61	11.02
39	-$120,296	$365,731	$158,033	$108,593	$131,324	$119,958	$14.11	-$1.60	$302.93	6.64	15.41
40	-$122,840	$371,214	$157,666	$107,340	$131,109	$119,225	$13.78	-$1.54	$306.66	6.73	10.91
41	-$123,937	$373,472	$157,460	$106,743	$130,992	$118,867	$13.64	-$2.00	$308.53	6.77	10.71
42	-$126,634	$379,018	$156,942	$105,040	$130,648	$117,844	$13.28	-$2.28	$312.69	6.83	9.61
43	-$127,749	$380,863	$156,597	$104,483	$130,614	$117,498	$13.16	-$2.88	$314.10	6.86	10.36
44	-$128,599	$382,965	$156,276	$103,944	$130,340	$117,142	$13.05	-$4.06	$315.75	6.91	14.97
45	-$130,067	$385,598	$155,620	$102,901	$130,095	$116,498	$12.86	-$3.26	$317.87	6.95	10.06
46	-$130,473	$386,442	$155,656	$102,618	$130,008	$116,313	$12.81	-$4.64	$318.67	6.97	13.94
47	-$131,362	$388,315	$155,267	$101,780	$129,804	$115,792	$12.69	-$4.73	$320.14	7.02	14.56
48	-$132,214	$390,304	$154,818	$101,033	$129,566	$115,299	$12.57	-$6.66	$321.84	7.06	15.82
49	-$132,439	$390,690	$154,721	$100,830	$129,512	$115,171	$12.54	-$4.64	$322.16	7.08	11.48
50	-$133,018	$391,654	$154,409	$100,330	$129,344	$114,837	$12.46	-$5.78	$323.23	7.12	14.69
			Maximum	$116,814	$131,477	$122,885	$32.37	$32.37		6.18	35.87

Decrease overall slopes to "worst case " slopes

Project No: 6021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Worst Case Slopes - Base Case - Scenario 23

Process Method	CIL		Base Processing Cost	$10.940	$/t Mill Feed
Processing Rate	1.5	Mtpa	Base Selling Cost	$0.000	$/g Rec. Gold
Gold Price	$550.00	$US/oz	Base Mining Cost	$1.220	$/t Mined
Royalties / Conversions			Mining Cost Variation	0%	%
Exchange Rate	1.00		Selling Cost Variation	0%	%
State (%)	3.0%	%	Processing Cost Variation	0%	%
Net Gold Price	$17.16	$US/g			
Process Recovery	95.0%	%	Breakeven COG	0.87	g/t

Color Legend	
Max. Worst Case NPV	
Max. Best Case NPV	
Max. Average Case NPV	

Table 1 - Belahouro Gold Project - Worst Case Slopes - Base Case - Scenario 23 (1.5 Mtpa, $550 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost 0%,Process Recovery 0.95)

Shell	Material						Financials (Undiscounted)				Discounted Cashflows			Selection Criteria				
	Ore			Waste	Total	Recovered Au.	Mining Cost	Process Cost	Revenue	Cashflow	Worst Case	Best Case	Average Case	Undiscounted Profit / Tonne Ore		Cost/t Rec oz	Strip Ratio	
	kTonnes	Grade Au (g/t)	Cont. Au (oz)	kTonnes	kTonnes	(oz)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	Overall	Incremental		Overall	Incremental
1	886.0	2.873	81,616.6	1,008.9	1,894.9	77,724.9	-$1,722	-$9,266	$41,480	$30,472	$28,318	$28,318	$28,318	$36.60	$36.60	$141.37	1.18	1.18
2	1,621.4	2.728	142,228.2	2,726.6	4,348.0	135,116.7	-$3,904	-$17,606	$72,076	$50,564	$47,320	$47,320	$47,320	$31.29	$26.38	$156.46	1.68	2.24
3	1,837.3	2.693	159,081.6	3,276.9	5,113.2	151,127.4	-$4,602	-$19,930	$80,616	$56,183	$52,316	$52,346	$52,331	$30.58	$26.86	$161.67	1.78	2.84
4	2,018.9	2.647	172,966.0	3,796.7	5,813.6	164,308.2	-$5,234	-$21,765	$87,646	$60,647	$56,257	$56,338	$56,298	$30.07	$24.86	$164.32	1.88	2.80
5	2,378.2	2.603	199,021.6	5,071.7	7,449.9	189,070.4	-$6,587	-$25,657	$100,896	$68,611	$63,016	$63,258	$63,136	$28.85	$22.04	$170.64	2.13	3.53
6	2,617.4	2.548	214,477.3	5,784.1	8,401.6	203,753.4	-$7,360	-$28,236	$108,687	$73,100	$66,661	$67,017	$66,834	$27.93	$18.74	$174.66	2.21	2.98
7	2,862.9	2.523	232,229.9	6,902.0	9,764.9	220,618.3	-$8,684	-$30,877	$117,683	$78,282	$70,743	$71,269	$71,006	$27.33	$20.86	$176.73	2.41	4.66
8	3,030.6	2.519	246,030.8	7,962.4	10,990.9	233,729.2	-$9,729	-$32,766	$124,677	$82,188	$73,693	$74,819	$74,206	$27.06	$22.39	$181.60	2.62	5.99
9	3,309.6	2.524	268,634.1	10,062.9	13,372.6	255,036.7	-$11,996	-$35,682	$136,043	$88,378	$79,066	$79,828	$79,448	$26.70	$22.63	$186.91	3.04	7.78
10	3,536.6	2.502	284,411.8	11,393.6	14,929.8	270,098.0	-$13,442	-$38,117	$144,077	$92,518	$82,324	$83,288	$82,806	$26.17	$18.32	$190.69	3.22	8.86
11	3,627.2	2.485	289,741.7	11,763.0	15,390.1	275,161.3	-$13,955	-$39,103	$146,776	$93,421	$83,301	$84,351	$83,826	$25.87	$14.27	$192.49	3.24	4.04
12	3,944.6	2.472	313,486.7	14,494.0	18,438.6	297,688.6	-$16,715	-$42,615	$158,786	$99,543	$87,647	$88,061	$88,269	$25.24	$19.09	$196.98	3.67	8.60
13	4,182.0	2.463	331,165.8	16,561.8	20,743.9	314,374.3	-$18,940	-$45,070	$167,696	$103,686	$90,602	$92,233	$91,367	$24.78	$17.37	$203.61	3.96	8.71
14	4,442.6	2.436	347,786.3	18,218.1	22,660.7	330,061.5	-$20,837	-$47,968	$176,043	$107,387	$92,937	$95,010	$93,973	$24.17	$14.09	$208.16	4.10	6.34
15	4,666.8	2.420	362,940.6	20,128.2	24,794.0	344,364.1	-$22,878	-$50,267	$183,703	$110,558	$95,219	$97,543	$96,381	$23.70	$14.34	$212.39	4.31	6.54
16	5,377.6	2.347	408,226.3	25,196.4	30,574.1	387,527.3	-$29,057	-$57,892	$206,717	$119,767	$101,609	$104,677	$103,093	$22.27	$12.84	$224.37	4.69	7.12
17	5,688.6	2.334	426,849.2	27,122.0	32,810.7	404,217.2	-$31,233	-$61,242	$216,619	$123,144	$103,366	$107,160	$105,253	$21.65	$10.85	$228.78	4.77	6.19
18	6,076.2	2.293	447,925.4	29,294.3	35,370.6	423,907.7	-$33,787	-$66,397	$226,123	$126,929	$106,346	$109,858	$107,603	$20.89	$9.77	$234.00	4.82	5.61
19	6,682.0	2.285	484,532.8	34,555.6	41,237.6	458,389.4	-$39,433	-$71,909	$244,516	$133,174	$108,106	$114,431	$111,269	$19.93	$10.31	$242.80	5.17	8.69
20	6,894.0	2.248	497,801.9	36,468.3	43,362.3	470,595.7	-$41,854	-$74,183	$251,027	$135,290	$108,864	$115,911	$112,432	$19.62	$9.95	$245.94	5.29	9.02
21	7,096.4	2.229	508,580.4	37,911.8	45,008.2	480,885.3	-$43,219	-$76,354	$256,516	$136,943	$109,491	$117,044	$113,266	$19.30	$8.16	$248.65	5.34	7.13
22	7,374.3	2.225	527,487.3	41,105.2	48,479.5	498,521.4	-$46,866	-$79,331	$265,924	$139,707	$110,612	$118,862	$114,737	$18.95	$9.94	$253.18	5.57	11.49
23	7,669.4	2.204	543,111.1	43,471.6	51,138.1	513,125.8	-$49,475	-$82,464	$273,714	$141,775	$111,119	$120,290	$115,705	$18.49	$7.08	$257.13	5.67	8.10
24	7,863.9	2.166	564,666.9	45,318.5	53,203.2	523,906.8	-$51,457	-$84,799	$279,466	$143,209	$111,303	$121,254	$116,278	$18.17	$6.60	$260.06	5.75	8.51
25	8,176.1	2.178	572,787.3	48,736.7	56,914.8	541,000.3	-$56,292	-$87,968	$288,583	$145,333	$111,694	$122,624	$117,109	$17.77	$7.21	$264.79	5.96	11.61
26	8,496.8	2.159	587,236.7	50,768.8	59,225.9	554,407.5	-$57,938	-$90,972	$295,735	$146,823	$111,674	$123,561	$117,617	$17.38	$5.29	$268.60	6.00	7.21
27	8,611.3	2.146	594,066.6	51,818.9	60,430.2	560,965.6	-$59,108	-$92,600	$299,180	$147,474	$111,564	$123,856	$117,760	$17.13	$4.30	$270.48	6.02	8.93
28	8,926.9	2.125	609,856.6	54,527.8	63,454.7	575,538.9	-$62,246	-$96,979	$307,007	$148,761	$111,490	$124,783	$118,136	$16.67	$4.14	$274.92	6.11	8.68
29	9,079.5	2.118	616,006.2	55,477.2	64,556.7	581,353.4	-$63,238	-$97,022	$310,108	$149,249	$111,313	$125,079	$118,196	$16.44	$3.06	$276.70	6.11	6.22
30	9,392.6	2.101	634,419.2	59,126.7	68,519.4	599,270.7	-$67,790	-$100,966	$319,132	$150,416	$110,524	$125,802	$118,163	$16.01	$3.73	$282.01	6.29	11.65
31	9,552.0	2.087	643,926.2	61,279.4	70,831.4	607,063.6	-$70,218	-$102,670	$323,623	$150,932	$109,671	$126,103	$117,887	$15.80	$3.24	$284.60	6.42	13.52
32	9,755.6	2.081	656,844.3	63,874.0	73,629.7	619,018.1	-$72,363	-$104,651	$329,666	$151,462	$109,097	$126,392	$117,744	$15.52	$2.58	$288.36	6.65	12.74
33	9,926.3	2.078	663,307.9	66,305.0	76,231.2	625,025.0	-$75,023	-$106,661	$333,404	$151,700	$108,640	$126,535	$117,586	$15.28	$1.48	$290.71	6.68	6.39
34	10,188.8	2.063	675,828.9	67,851.0	78,039.9	636,672.4	-$78,082	-$108,494	$339,617	$152,041	$107,711	$126,738	$117,225	$14.92	$1.30	$294.62	6.66	9.69
35	10,310.0	2.066	681,402.2	69,010.2	79,320.1	641,854.9	-$79,477	-$110,787	$342,381	$152,118	$107,188	$126,761	$116,985	$14.75	$0.64	$296.43	6.69	9.58
36	10,483.1	2.048	690,784.8	71,385.9	81,869.1	650,555.6	-$82,219	-$112,640	$347,022	$152,172	$106,149	$126,696	$116,477	$14.52	$0.31	$299.51	6.81	13.72
37	10,633.0	2.047	693,040.4	71,848.5	82,481.5	652,752.9	-$82,865	-$113,175	$348,194	$152,165	$106,646	$126,600	$116,323	$14.45	-$0.18	$300.31	6.83	11.29
38	10,820.8	2.036	707,676.8	75,550.6	86,371.3	666,404.6	-$87,267	-$116,263	$355,477	$151,967	$104,220	$126,666	$115,443	$14.04	-$0.72	$306.40	6.98	12.61
39	10,889.0	2.031	710,981.8	76,327.7	87,216.7	669,266.9	-$88,152	-$116,963	$357,014	$151,879	$103,826	$126,619	$115,223	$13.95	-$1.14	$306.60	7.01	11.41
40	11,218.8	2.016	726,620.3	80,077.7	91,296.5	683,719.2	-$92,864	-$120,506	$364,713	$151,343	$101,941	$126,312	$114,126	$13.49	-$1.63	$312.07	7.14	11.37
41	11,277.1	2.012	729,472.2	80,844.7	92,121.8	686,368.9	-$93,776	-$121,130	$366,126	$151,217	$101,830	$126,241	$113,886	$13.41	-$2.16	$313.11	7.17	13.18
42	11,482.2	2.002	738,876.1	83,324.1	94,806.2	695,080.6	-$96,761	-$123,320	$370,773	$150,692	$100,017	$125,952	$112,984	$13.12	-$2.56	$316.83	7.26	12.09
43	11,637.2	1.994	745,877.1	85,161.6	96,798.8	701,637.2	-$99,004	-$124,979	$374,228	$150,248	$98,870	$125,711	$112,290	$12.91	-$2.88	$319.26	7.32	11.79
44	11,706.2	1.991	749,469.3	86,237.3	97,943.6	704,862.0	-$100,306	-$125,719	$376,001	$149,960	$98,298	$125,670	$111,934	$12.81	-$3.64	$320.66	7.37	16.73
45	12,008.6	1.977	763,290.5	90,014.3	102,022.9	717,498.1	-$106,006	-$129,944	$382,731	$148,761	$96,030	$124,926	$110,476	$12.39	-$3.97	$326.06	7.50	12.49
46	12,016.6	1.976	763,574.5	90,080.8	102,097.4	717,759.1	-$106,066	-$129,029	$382,870	$148,764	$95,986	$124,912	$110,449	$12.38	-$3.20	$326.17	7.50	8.37
47	12,063.2	1.974	766,529.3	90,687.1	102,750.3	719,863.9	-$105,757	-$129,629	$383,833	$148,647	$95,531	$124,799	$110,165	$12.31	-$4.47	$328.98	7.52	12.98
48	12,124.3	1.972	768,662.1	91,730.1	103,854.4	722,464.4	-$107,008	-$130,182	$385,378	$148,188	$94,472	$124,607	$109,739	$12.22	-$5.87	$328.31	7.57	17.06
49	12,163.1	1.970	771,786.5	92,767.9	104,931.0	725,324.2	-$108,268	-$130,808	$386,906	$147,810	$94,227	$124,406	$109,316	$12.13	-$6.44	$329.64	7.61	17.67
50	12,269.3	1.966	775,617.8	94,050.1	106,319.4	728,893.8	-$109,782	-$131,731	$388,810	$147,298	$93,301	$124,136	$108,716	$12.01	-$6.94	$331.34	7.67	14.87
										Maximum	$111,674	$126,806	$118,196	$36.60	$36.60		6.79	31.27
														$9.38	-$23.70		$1.18	$1.18

Include Inferred Mineral Resource

Project No: 0021
Client: Goldbelt Resources
Project Name: Belahouro Gold Project

Description: Base Case - Including Inferred material - Scenario 27

Process Method	CIL		Base Processing Cost	$10.940	$/t Mill Feed
Processing Rate	1.5	Mtpa	Base Selling Cost	$0.000	$/g Rec. Gold
Gold Price	$550.00	$US/oz	Base Mining Cost	$1.220	$/t Mined
Royalties / Conversions			Mining Cost Variation	0%	%
Exchange Rate	1.00		Selling Cost Variation	0%	%
State (%)	3.0%	%	Processing Cost Variation	0%	%
Net Gold Price	$17.15	$US/g			
Process Recovery	95.0%	%	Breakeven COG	0.67	g/t

Color Legend
Max. Worst Case NPV
Max. Best Case NPV
Max. Average Case NPV

Table 1 - Belahouro Gold Project - Base Case - Including Inferred material - Scenario 27 (1.5 Mtpa, 550 $US/oz, Mining Cost 0%, Selling Cost 0%, Processing Cost 0%, Process Recovery 0.95)

Shell	Material: Ore kTonnes	Ore Grade Au (g/t)	Ore Cont. Au (oz)	Waste kTonnes	Total kTonnes	Recovered Au. (oz)	Financials (Undiscounted): Mining Cost ($'000)	Process Cost ($'000)	Revenue ($'000)
1	881.1	2.950	83,570.7	1,000.8	1,881.9	79,392.2	-$1,726	-$9,536	$42,360
2	1,610.4	2.717	140,677.4	2,526.1	4,136.5	133,643.5	-$3,709	-$17,390	$71,269
3	1,877.9	2.688	162,257.4	3,307.0	5,184.9	154,144.5	-$4,881	-$20,267	$82,224
4	2,192.0	2.622	184,800.3	4,255.8	6,447.7	175,560.3	-$5,740	-$23,662	$93,648
5	2,428.8	2.581	201,506.1	4,920.8	7,349.5	191,432.7	-$6,495	-$26,204	$102,116
6	2,586.8	2.639	219,329.9	5,944.6	8,531.4	208,363.4	-$7,472	-$28,986	$111,146
7	2,888.1	2.611	233,177.9	6,573.9	9,462.0	221,519.0	-$8,287	-$31,161	$118,164
8	3,201.4	2.526	259,856.0	8,905.5	12,106.9	246,630.9	-$10,880	-$34,619	$131,699
9	3,478.5	2.502	279,801.1	10,500.5	13,979.0	265,717.8	-$12,643	-$37,495	$141,740
10	3,594.8	2.480	287,691.5	11,153.2	14,748.0	273,201.3	-$13,336	-$38,761	$146,732
11	3,904.0	2.466	308,296.8	13,072.8	16,976.4	292,768.0	-$15,366	-$42,066	$156,184
12	4,208.8	2.461	333,002.4	16,026.9	20,234.4	316,071.1	-$18,869	-$45,356	$168,600
13	4,439.2	2.424	345,989.7	16,973.2	21,412.4	328,368.8	-$19,707	-$47,836	$176,180
14	4,639.8	2.394	357,097.1	17,868.2	22,504.8	338,876.7	-$20,765	-$49,992	$180,785
15	5,362.8	2.363	406,976.1	23,618.2	29,201.8	387,366.7	-$27,818	-$57,951	$206,826
16	5,588.2	2.340	420,410.6	24,922.1	30,610.3	398,134.3	-$29,048	-$60,181	$212,376
17	5,881.3	2.310	436,802.9	26,577.3	32,458.6	413,603.7	-$31,023	-$63,310	$220,673
18	6,721.8	2.263	486,943.3	32,907.9	39,629.7	460,624.0	-$38,111	-$72,331	$245,655
19	6,945.6	2.234	496,653.3	34,299.5	41,245.1	471,764.0	-$39,634	-$74,742	$251,645
20	7,066.4	2.234	509,039.2	35,982.7	43,049.1	481,264.6	-$41,568	-$76,252	$256,713
21	7,514.6	2.206	532,934.6	38,222.7	45,737.3	503,633.3	-$45,280	-$80,843	$268,650
22	7,734.4	2.194	546,649.2	41,032.8	48,767.1	519,466.3	-$47,444	-$83,196	$274,967
23	8,010.8	2.172	559,310.6	43,059.5	51,070.4	528,341.9	-$49,644	-$86,169	$281,831
24	8,476.6	2.161	588,864.6	47,914.2	56,390.8	556,719.5	-$55,465	-$91,150	$296,434
25	8,564.9	2.164	593,260.4	48,626.8	57,191.7	569,581.5	-$56,246	-$92,099	$296,656
26	8,804.5	2.137	604,958.8	50,427.6	59,232.3	570,688.4	-$58,318	-$94,672	$304,626
27	9,002.2	2.126	615,254.5	52,044.9	61,047.0	580,487.3	-$60,308	-$96,766	$309,604
28	9,328.2	2.109	632,358.9	55,033.1	64,361.3	594,250.4	-$63,893	-$100,279	$316,086
29	9,683.7	2.088	650,088.8	58,090.5	67,774.2	612,706.8	-$67,460	-$104,196	$326,833
30	9,814.0	2.080	656,298.2	59,231.0	69,045.0	618,475.8	-$68,847	-$105,489	$329,910
31	10,011.3	2.073	667,195.6	61,620.6	71,631.9	628,631.6	-$71,620	-$107,602	$335,274
32	10,247.6	2.062	679,243.8	63,924.9	74,172.5	639,705.5	-$74,423	-$110,132	$341,236
33	10,488.4	2.044	689,141.1	65,678.3	76,163.7	649,017.1	-$76,801	-$112,681	$346,202
34	10,858.8	2.036	710,496.6	70,615.9	81,474.8	666,806.5	-$82,527	-$116,676	$356,789
35	10,974.4	2.031	716,424.2	71,850.2	82,824.7	674,234.4	-$84,104	-$117,907	$359,653
36	11,139.3	2.025	725,171.2	73,822.9	84,962.2	683,279.9	-$86,867	-$119,686	$363,940
37	11,442.1	2.006	738,831.4	76,789.4	88,231.5	694,908.7	-$90,139	-$122,911	$370,681
38	11,616.3	2.006	742,122.4	77,632.8	89,047.9	697,971.6	-$91,034	-$123,696	$372,316
39	11,784.8	1.990	754,023.5	80,229.4	92,014.2	709,068.6	-$94,385	-$126,676	$378,236
40	11,916.1	1.946	760,831.6	81,973.6	93,868.7	718,337.5	-$96,664	-$127,966	$381,679
41	12,027.3	1.981	765,865.4	83,262.2	95,289.5	720,008.9	-$98,101	-$129,168	$384,070
42	12,169.8	1.974	772,502.7	85,005.0	97,174.8	726,129.5	-$100,212	-$130,667	$387,336
43	12,437.8	1.962	784,406.4	87,887.9	100,325.7	736,995.5	-$103,913	-$133,560	$393,133
44	12,599.6	1.954	791,475.9	89,729.2	102,328.8	743,601.4	-$106,185	-$135,281	$396,602
45	12,641.0	1.951	793,061.0	90,074.8	102,716.8	744,849.5	-$106,628	-$135,722	$397,374
46	12,738.4	1.948	797,753.2	91,415.2	104,153.6	749,271.1	-$108,332	-$136,780	$399,680
47	12,902.3	1.945	806,745.5	94,248.7	107,151.0	757,495.9	-$111,896	-$138,508	$404,067
48	13,020.9	1.941	812,396.0	96,196.0	109,218.9	762,747.2	-$114,064	-$139,780	$406,869
49	13,063.4	1.940	814,779.7	96,939.7	110,003.1	764,910.8	-$115,098	-$140,234	$408,022
50	13,111.7	1.937	816,637.8	97,454.2	110,565.9	766,618.5	-$115,698	-$140,752	$408,933

Shell	Cashflow ($'000)	Discounted Cashflows: Worst Case ($'000)	Best Case ($'000)	Average Case ($'000)	Selection Criteria: Undiscounted Profit / Tonne Ore Overall	Undiscounted Profit / Tonne Ore Incremental	Cost/t Rec oz	Strip Ratio Overall	Strip Ratio Incremental
1	$31,086	$29,876	$29,876	$29,876	$36.26	$36.26	$141.86	1.14	1.14
2	$50,191	$46,882	$46,882	$46,882	$31.17	$26.19	$157.87	1.57	2.09
3	$57,276	$53,290	$53,331	$53,310	$30.50	$26.49	$161.86	1.74	2.91
4	$64,256	$59,332	$59,491	$59,412	$29.31	$22.22	$167.42	1.94	3.02
5	$69,427	$63,869	$63,936	$63,803	$28.58	$21.63	$170.76	2.03	2.61
6	$74,689	$67,931	$68,341	$68,136	$27.80	$20.39	$174.87	2.18	3.56
7	$78,727	$71,091	$71,646	$71,369	$27.26	$20.06	$176.03	2.28	3.62
8	$86,267	$77,344	$78,026	$77,686	$26.95	$24.07	$183.92	2.78	7.44
9	$91,600	$81,621	$82,507	$82,064	$26.33	$19.24	$188.70	3.02	5.79
10	$93,642	$83,186	$84,186	$83,686	$26.06	$17.57	$190.87	3.10	6.61
11	$98,712	$86,933	$88,299	$87,601	$25.29	$16.40	$196.24	3.35	6.21
12	$104,673	$91,280	$92,975	$92,127	$24.87	$19.57	$202.29	3.81	9.70
13	$107,617	$93,187	$95,166	$94,177	$24.24	$12.77	$206.68	3.82	4.11
14	$110,016	$94,872	$97,081	$95,962	$23.71	$11.98	$208.77	3.85	4.45
15	$120,857	$102,443	$105,493	$103,968	$22.45	$14.89	$221.42	4.43	8.01
16	$123,167	$103,824	$107,193	$105,508	$22.04	$11.23	$224.06	4.48	6.36
17	$126,240	$105,421	$109,393	$107,407	$21.46	$10.49	$228.13	4.62	8.65
18	$135,214	$110,091	$115,905	$112,998	$20.12	$10.66	$238.82	4.90	7.53
19	$137,266	$111,026	$117,326	$114,177	$19.76	$9.18	$242.45	4.94	6.22
20	$138,902	$111,717	$118,457	$115,087	$19.60	$11.61	$244.80	5.07	11.82
21	$142,627	$113,040	$120,861	$116,946	$18.97	$8.47	$250.43	5.22	7.61
22	$144,317	$113,767	$122,110	$117,934	$18.66	$8.14	$253.46	5.31	8.23
23	$146,116	$114,196	$123,346	$118,771	$18.24	$6.62	$256.66	5.36	7.33
24	$149,799	$115,005	$125,765	$120,366	$17.67	$7.90	$263.67	5.65	10.42
25	$150,309	$114,921	$126,086	$120,504	$17.55	$5.78	$264.96	5.68	8.07
26	$151,537	$114,922	$126,444	$120,686	$17.21	$5.12	$267.96	5.73	7.52
27	$152,507	$116,077	$127,474	$121,276	$16.94	$4.91	$270.67	5.76	8.16
28	$153,884	$114,705	$128,364	$121,530	$16.50	$4.22	$276.34	5.90	9.17
29	$155,186	$114,079	$129,189	$121,619	$16.01	$3.58	$280.14	5.99	8.34
30	$155,575	$113,721	$129,390	$121,555	$15.85	$3.23	$281.69	6.04	8.67
31	$156,162	$113,062	$129,717	$121,389	$15.60	$2.92	$284.99	6.15	11.40
32	$156,680	$112,364	$130,020	$121,167	$15.29	$2.23	$288.50	6.24	10.17
33	$157,019	$111,647	$130,219	$120,933	$14.98	$1.43	$291.49	6.28	7.38
34	$157,555	$110,056	$130,513	$120,284	$14.51	$1.43	$297.65	6.50	13.22
35	$157,641	$109,550	$130,566	$120,053	$14.36	$0.75	$299.62	6.55	10.69
36	$157,676	$108,636	$130,961	$119,696	$14.16	$0.21	$302.32	6.63	11.97
37	$157,631	$107,277	$130,526	$118,901	$13.78	-$0.15	$306.59	6.71	9.80
38	$157,586	$106,682	$130,496	$118,590	$13.66	-$0.62	$307.65	6.73	10.18
39	$157,274	$105,648	$130,317	$117,933	$13.36	-$1.16	$311.62	6.81	10.01
40	$157,029	$104,654	$130,178	$117,416	$13.16	-$1.89	$313.91	6.88	13.38
41	$156,801	$103,812	$130,052	$116,932	$13.04	-$2.03	$315.65	6.92	11.48
42	$156,437	$102,696	$129,864	$116,374	$12.86	-$2.56	$317.99	6.99	12.25
43	$155,670	$101,136	$129,437	$115,266	$12.52	-$2.86	$322.20	7.07	10.76
44	$155,156	$99,948	$129,162	$114,556	$12.31	-$3.17	$324.74	7.12	11.36
45	$155,024	$99,721	$129,092	$114,408	$12.26	-$3.19	$325.32	7.13	8.35
46	$154,568	$98,967	$128,862	$113,916	$12.14	-$4.48	$327.11	7.18	13.79
47	$153,664	$97,348	$128,388	$112,868	$11.91	-$5.64	$330.57	7.30	17.29
48	$153,024	$96,107	$128,066	$112,087	$11.76	-$5.40	$332.80	7.39	16.44
49	$152,729	$95,704	$127,922	$111,813	$11.69	-$6.92	$333.76	7.42	17.45
50	$152,482	$95,341	$127,798	$111,570	$11.63	-$5.11	$334.52	7.43	10.64
	Maximum	$116,077	$130,961	$121,619	$36.26	$35.28		6.98	30.74
					$7.92	-$23.40		$1.14	$1.14

Appendix 2 : PC 1800-6 – HD785 Talpac Parameters & Example Results File

Production Summary - Full Simulation

Haulage System: N_295_ROM — ***Haul Cycle: [PRJ] N_295_ROM***

Material: [PRJ] Highly Weathered — ***Roster: [PRJ] 7 day Week - 12 Hour Shifts***

Loader		[PRJ] KOMATSU/Backhoe PC1800-6	
Availability	%	95.00	
Average Bucket Volume	cu.metres	11.61	
Bucket Fill Factor		0.83	
Average Payload	bcm	8.76	
Operating Hours per Year	OpHr/Year	6,741.00	Op. hrs factored by availability
Average Operating Shifts per Year	shifts/Year	642.00	Shifts factored by availability
Average Bucket Cycle Time	min	0.50	
Production per Operating Hour	bcm	966.39	
Production per Loader Operating Shift	bcm	10,147	Max. prod. based on 100% avail.
Production per Year	bcm	6,514,428	Avg. production factored by avail.
Wait Time per Operating Hour	min	1.55	

Truck		[PRJ] KOMATSU HD785-5
Availability	%	94.93
Payload in Template	bcm	46.95
Operating Hours per Year	OpHr/Year	6,399.46
Average Payload	bcm	47.29
Production per Operating Hour	bcm	203.59
Production per Loader Operating Shift	bcm	2,029
Production per Year	bcm	1,302,886
Queue Time at Loader	min/ Cycle	2.29
Spot Time at loader	min/ Cycle	0.50
Average Loading Time	min/ Cycle	2.20
Average Travel Time	min/ Cycle	7.27
Spot Time at Dump	min/ Cycle	0.50
Average Dump Time	min/ Cycle	0.50
Average Cycle Time	min/ Cycle	13.26
Fleet Size		5
Average No. of Bucket Passes		5.40

Haulage System			
Production per Year	bcm/Year	6,514,428	
Discounted Capital Cost	$/bcm	0.00	***Loading Methodology***
Discounted Operating Cost	$/bcm	0.90	Double Sided
Discounted Average Cost	$/bcm	0.90	Full Truck
Excavation Target	bcm	150,170.00	Average for 150 Shifts
Time to move Excavation Target	Days	8.42	
Loader Hrs to move Target	Op. Hours	155	
Total Truck Hrs to move Target	Op. Hours	738	
Total cost to move Target	$	135,695	

Productivity estimates allow for insufficient time at the end of the shift to complete another cycle.
Time for the first bucket pass coincides with the truck queuing and maneuvering times.
Equipment data should be checked to ensure it is valid for this site.

Tyres and Fuel Consumption

Haulage System: N_295_ROM
Haul Cycle: [PRJ] N_295_ROM
Material: [PRJ] Highly Weathered
Roster: [PRJ] 7 day Week - 12 Hour Shifts

Fuel Consumption ***[PRJ] KOMATSU Backhoe PC1800-6***

Fuel Usage	90.65 litre / OpHr
Fuel Cost @0.76 $ / litre	68.89 $ / OpHr
Fuel Consumption per bcm	0.0938 litre / bcm
Production per litre	10.6608 bcm / litre

Fuel Consumption ***[PRJ] KOMATSU HD785-5***

Fuel Usage	66.80 litre / OpHr
Fuel Cost @ 0.76 $ / litre	50.77 $ / OpHr
Fuel Consumption per bcm	0.3281 litre / bcm
Production per litre	3.0480 bcm / litre

Tyres Calculations ***[PRJ] KOMATSU HD785-5***

Axle	*Tyres*	*Full Load*	*Empty Load*	*TKPH*
		tonne	tonne	
1	2	55.02	31.46	286.96
2	4	111.70	35.47	244.19

Warning: Check TKPH against Tyres Manufacturers Ratings!

Equipment Details

Loader ***[PRJ] KOMATSU Backhoe PC1800-6***

Description 8.7m Boom, 3.9m Arm, 11cu.m Bucket and 810mm wide tracks

Bucket Selection General Use up to 1.8t/cu.m std boom
Option Selection

Truck ***[PRJ] KOMATSU HD785-5***

Engine KOMATSU SA12V140
Transmission KOMATSU 7 SPEED FORWARD
Option Selection

Appendix 3 : PC1250-6 – HD785-5 Talpac Parameters and Example Results File

Production Summary - Full Simulation

Haulage System: N_295_ROM — ***Haul Cycle: [PRJ] N_295_ROM***
Material: [PRJ] Highly Weathered — ***Roster: [PRJ] 7 day Week - 12 Hour Shifts***

Loader		[PRJ] KOMATSU Backhoe PC1250-7	
Availability	%	95.00	
Average Bucket Volume	cu.metres	3.99	
Bucket Fill Factor		0.83	
Average Payload	bcm	3.01	
Operating Hours per Year	OpHr/Year	6,741.00	Op. hrs factored by availability
Average Operating Shifts per Year	shifts/Year	642.00	Shifts factored by availability
Average Bucket Cycle Time	min	0.50	
Production per Operating Hour	bcm	306.83	
Production per Loader Operating Shift	bcm	3,222	Max. prod. based on 100% avail.
Production per Year	bcm	2,068,324	Avg. production factored by avail.
Wait Time per Operating Hour	min	5.78	

Truck		[PRJ] KOMATSU HD785-5
Availability	%	95.00
Payload in Template	bcm	46.95
Operating Hours per Year	OpHr/Year	6,403.95
Average Payload	bcm	47.42
Production per Operating Hour	bcm	161.49
Production per Loader Operating Shift	bcm	1,611
Production per Year	bcm	1,034,162
Queue Time at Loader	min/ Cycle	0.64
Spot Time at loader	min/ Cycle	0.50
Average Loading Time	min/ Cycle	7.38
Average Travel Time	min/ Cycle	7.28
Spot Time at Dump	min/ Cycle	0.50
Average Dump Time	min/ Cycle	0.50
Average Cycle Time	min/ Cycle	16.80
Fleet Size		2
Average No. of Bucket Passes		15.75

Haulage System			
Production per Year	bcm/Year	2,068,324	
Discounted Capital Cost	$/bcm	0.00	***Loading Methodology***
Discounted Operating Cost	$/bcm	1.34	Double Sided
Discounted Average Cost	$/bcm	1.34	Full Truck
Excavation Target	bcm	150,170.00	Average for 150 Shifts
Time to move Excavation Target	Days	26.52	
Loader Hrs to move Target	Op. Hours.	489	
Total Truck Hrs to move Target	Op. Hours.	930	
Total cost to move Target	$	201,133	

Productivity estimates allow for insufficient time at the end of the shift to complete another cycle.
Time for the first bucket pass coincides with the truck queuing and maneuvering times.
Equipment data should be checked to ensure it is valid for this site.

Tyres and Fuel Consumption

Haulage System: ***N_295_ROM***
Haul Cycle: ***[PRJ] N_295_ROM***
Material: ***[PRJ] Highly Weathered***
Roster: ***[PRJ] 7 day Week - 12 Hour Shifts***

Fuel Consumption ***[PRJ] KOMATSU Backhoe PC1250-7***

Fuel Usage	63.33	litre / OpHr
Fuel Cost @0.76 $ / litre	48.13	$ / OpHr
Fuel Consumption per bcm	0.2064	litre / bcm
Production per litre	4.8449	bcm / litre

Fuel Consumption ***[PRJ] KOMATSU HD785-5***

Fuel Usage	65.12	litre / OpHr
Fuel Cost @ 0.76 $ / litre	49.49	$ / OpHr
Fuel Consumption per bcm	0.4033	litre / bcm
Production per litre	2.4798	bcm / litre

Tyres Calculations ***[PRJ] KOMATSU HD785-5***

Axle	Tyres	Full Load	Empty Load	TKPH
		tonne	tonne	
1	2	55.11	31.46	226.76
2	4	111.89	35.47	193.00

Warning: Check TKPH against Tyres Manufacturers Ratings.

Equipment Details

Loader ***[PRJ] KOMATSU Backhoe PC1250-7***

Description 5 Cu.m Bucket, 9.1m Boom, 3.4m Arm

Bucket Selection General purpose Bucket up to 1.8 t/cu.m

Option Selection

Truck ***[PRJ] KOMATSU HD785-5***

Engine KOMATSU SA12V140

Transmission KOMATSU 7 SPEED FORWARD

Option Selection

Full Simulation Results

Material: *[PRJ] Highly Weathered* *Haulage System:* *N_295_ROM*
Roster: *[PRJ] 7 day Week - 12 Hour Shifts* *Haul Cycle:* *[PRJ] N_295_ROM*

Type	Segment Title	Distance	Grade	Rolling Resist.	Curve Angle	Load	Segment Time	Cycle Time	Max Vel.	Final Vel.	Velocity Limit	Average Velocity	Elevation Change	Fuel Usage	% Duty Cycle
		metres	%	%	degrees	%	min	%	km/h	km/h		km/h	metres	litre/OpHr	%
[PRJ] KOMATSU HD785-5															
Queue	Queue at Loader	Auto	Mins				0.64	3.8						58.8	
Spot	Spot Time at loader	Auto	Mins				0.50	3.0						58.8	
Load	Loading	Auto	Mins				7.38	43.9						58.8	
1	Haul Segment 1	119	0.0	6.0	0.0	Full	0.45	2.7	24.7	24.7	Rimpull	16.0	0.0	75.5	85.2
2	Haul Segment 2	186	0.0	5.0	0.0	Full	0.45	2.7	24.8	24.8	Rimpull	24.8	0.0	78.4	100.0
3	Haul Segment 3	45	0.0	6.0	0.0	Full	0.11	0.6	24.8	24.8	Rimpull	24.8	0.0	78.4	100.0
4	Haul Segment 4	27	9.9	3.0	0.0	Full	0.09	0.5	24.8	14.1	Rimpull	18.9	2.7	78.4	100.0
5	Haul Segment 5	25	9.5	3.0	0.0	Full	0.13	0.7	14.1	10.9	Rimpull	11.7	2.3	78.4	100.0
6	Haul Segment 6	27	10.0	3.0	0.0	Full	0.16	1.0	10.9	9.6	Rimpull	10.0	2.7	78.4	100.0
7	Haul Segment 7	25	9.1	3.0	0.0	Full	0.14	0.8	11.2	11.2	Rimpull	10.7	2.3	78.4	100.0
8	Haul Segment 8	30	9.1	3.0	0.0	Full	0.16	1.0	11.3	11.3	Rimpull	11.3	2.8	78.4	100.0
9	Haul Segment 9	24	9.4	3.0	0.0	Full	0.13	0.8	11.3	10.6	Rimpull	10.9	2.3	78.4	100.0
10	Haul Segment 10	52	9.6	3.0	0.0	Full	0.31	1.8	10.6	10.1	Rimpull	10.2	5.0	78.4	100.0
11	Haul Segment 11	25	9.2	3.0	0.0	Full	0.14	0.8	11.1	11.1	Rimpull	10.7	2.3	78.4	100.0
12	Haul Segment 12	20	7.0	3.0	0.0	Full	0.09	0.6	13.3	13.3	Rimpull	12.7	1.4	78.4	100.0
13	Haul Segment 13	7	2.2	3.0	0.0	Full	0.03	0.2	15.7	15.7	Rimpull	14.7	0.2	78.4	100.0
14	Haul Segment 14	6	0.1	3.0	0.0	Full	0.02	0.1	17.7	17.7	Rimpull	16.7	0.0	77.4	95.0
15	Haul Segment 15	41	0.1	3.0	0.0	Full	0.11	0.7	25.2	25.2	Rimpull	21.9	0.1	78.4	100.0
16	Haul Segment 16	67	0.1	3.0	0.0	Full	0.14	0.9	30.3	30.3	Rimpull	27.9	0.1	78.4	100.0
17	Haul Segment 17	28	0.0	3.0	0.0	Full	0.05	0.3	31.8	31.8	Rimpull	31.2	0.0	78.4	100.0
18	Haul Segment 18	6	0.5	3.0	0.0	Full	0.01	0.1	32.2	32.2	Rimpull	32.3	0.0	78.4	100.0
19	Haul Segment 19	3	-0.2	3.0	0.0	Full	0.01	0.0	32.3	32.3	Rimpull	32.7	0.0	78.4	100.0
20	Haul Segment 20	1	0.4	3.0	0.0	Full	0.00	0.0	32.4	32.4	Rimpull	32.9	0.0	78.4	100.0
21	Haul Segment 21	18	-0.3	3.0	0.0	Full	0.03	0.2	32.9	32.9	Rimpull	32.9	0.1	78.4	100.0
22	Haul Segment 22	28	0.3	3.0	0.0	Full	0.05	0.3	33.3	33.3	Rimpull	33.4	0.1	78.4	100.0
23	Haul Segment 23	34	0.2	3.0	0.0	Full	0.06	0.4	33.6	33.6	Rimpull	33.6	0.1	78.4	100.0
24	Haul Segment 24	23	0.2	3.0	0.0	Full	0.04	0.2	34.1	34.1	Rimpull	34.3	0.1	78.4	100.0
25	Haul Segment 25	5	0.3	3.0	0.0	Full	0.01	0.0	34.2	34.2	Rimpull	34.6	0.0	78.4	100.0
26	Haul Segment 26	26	0.5	3.0	0.0	Full	0.05	0.3	34.3	34.3	Rimpull	34.7	0.1	78.4	100.0
27	Haul Segment 27	1	0.1	3.0	0.0	Full	0.00	0.0	34.3	34.3	Rimpull	34.9	0.0	78.4	100.0
28	Haul Segment 28	28	0.1	3.0	0.0	Full	0.05	0.3	34.9	34.9	Rimpull	34.9	0.0	78.4	100.0
29	Haul Segment 29	14	-0.6	3.0	0.0	Full	0.02	0.1	35.5	35.5	Rimpull	35.4	-0.1	78.4	100.0
30	Haul Segment 30	6	0.4	3.0	0.0	Full	0.01	0.1	35.5	35.5	Rimpull	36.0	0.0	78.4	100.0
31	Haul Segment 31	23	0.6	3.0	0.0	Full	0.04	0.2	35.5	35.5	Rimpull	35.8	0.1	78.4	100.0
32	Haul Segment 32	26	7.9	3.0	0.0	Full	0.05	0.3	35.5	28.5	Rimpull	31.9	2.0	78.4	100.0
33	Haul Segment 33	40	9.0	3.0	0.0	Full	0.11	0.7	28.5	15.2	Rimpull	21.1	3.6	78.4	100.0
34	Haul Segment 34	28	0.0	3.0	0.0	Full	0.09	0.5	22.4	22.4	Rimpull	19.0	0.0	77.6	97.1
35	Haul Segment 35	102	9.8	3.0	0.0	Full	0.54	3.2	22.4	9.7	Rimpull	11.3	10.0	78.4	100.0
36	Haul Segment 36	89	0.0	5.0	0.0	Full	0.31	1.8	24.5	24.5	Rimpull	19.2	0.0	77.9	97.7
37	Haul Segment 37	25	0.0	6.0	0.0	Full	0.06	0.4	24.8	24.8	Rimpull	24.7	0.0	78.4	100.0
38	Haul Segment 38	22	0.0	6.0	0.0	Full	0.05	0.3	24.6	24.8	Rimpull	24.6	0.0	78.4	100.0
39	Haul Segment 39	27	0.0	6.0	0.0	Full	0.06	0.4	24.8	24.8	Rimpull	24.8	0.0	78.4	100.0
40	Haul Segment 40	22	0.0	6.0	0.0	Full	0.05	0.3	24.6	24.8	Rimpull	24.8	0.0	78.4	100.0
41	Haul Segment 41	28	0.0	5.0	0.0	Full	0.07	0.4	24.8	24.8	Rimpull	24.8	0.0	78.4	100.0
42	Haul Segment 42	43	0.0	6.0	0.0	Full	0.10	0.6	24.8	24.8	Rimpull	24.8	0.0	78.4	100.0
43	Haul Segment 43	116	0.0	6.0	0.0	Full	0.49	2.9	24.8	0.0	Retard	14.3	0.0	63.2	15.2
Spot	Spot at Dump	Auto	Mins				0.50	3.0						58.8	
Dump	Dumping	Auto	Mins				0.50	3.0						58.8	
43	Haul Segment 43 (rev	116	0.0	5.0	0.0	Empty	0.39	2.3	35.2	35.2	Rimpull	17.7	0.0	69.0	51.9
42	Haul Segment 42 (rev	43	0.0	5.0	0.0	Empty	0.07	0.4	40.7	40.7	Rimpull	38.1	0.0	78.4	100.0
41	Haul Segment 41 (rev	28	0.0	5.0	0.0	Empty	0.04	0.2	43.3	43.3	Rimpull	42.1	0.0	78.4	100.0
40	Haul Segment 40 (rev	22	0.0	6.0	0.0	Empty	0.03	0.2	45.0	45.0	Rimpull	44.3	0.0	78.4	100.0
39	Haul Segment 39 (rev	27	0.0	6.0	0.0	Empty	0.03	0.2	46.2	46.2	Rimpull	45.8	0.0	78.4	100.0
38	Haul Segment 38 (rev	22	0.0	5.0	0.0	Empty	0.03	0.2	46.9	46.9	Rimpull	46.7	0.0	78.4	100.0
37	Haul Segment 37 (rev	25	0.0	6.0	0.0	Empty	0.03	0.2	47.7	47.7	Rimpull	47.4	0.0	78.4	100.0
36	Haul Segment 36 (rev	89	0.0	5.0	0.0	Empty	0.12	0.7	50.4	50.4	Rimpull	49.1	0.0	78.4	100.0
35	Haul Segment 35 (rev	102	-9.8	3.0	0.0	Empty	0.11	0.7	60.3	60.3	Max Accel.	55.4	-10.0	58.8	0.0
34	Haul Segment 34 (rev	28	0.0	3.0	0.0	Empty	0.03	0.2	61.3	61.3	Rimpull	60.9	0.0	78.4	100.0
33	Haul Segment 33 (rev	40	-9.0	3.0	0.0	Empty	0.04	0.2	64.7	64.7	Max Accel.	63.1	-3.6	58.8	0.0
32	Haul Segment 32 (rev	26	-7.9	3.0	0.0	Empty	0.02	0.1	66.1	66.0	Retard	65.6	-2.0	58.8	0.0
31	Haul Segment 31 (rev	23	-0.6	3.0	0.0	Empty	0.02	0.1	66.0	65.0	Rimpull	65.5	-0.1	78.4	100.0
30	Haul Segment 30 (rev	6	-0.4	3.0	0.0	Empty	0.01	0.0	65.0	65.0	Rimpull	64.8	0.0	78.4	100.0
29	Haul Segment 29 (rev	14	0.6	3.0	0.0	Empty	0.01	0.1	65.0	64.8	Rimpull	64.5	0.1	78.4	100.0
28	Haul Segment 28 (rev	28	-0.1	3.0	0.0	Empty	0.03	0.2	64.8	64.4	Rimpull	64.4	0.0	78.4	100.0
27	Haul Segment 27 (rev	1	-0.1	3.0	0.0	Empty	0.00	0.0	64.4	64.4	Rimpull	64.4	0.0	78.4	100.0
26	Haul Segment 26 (rev	26	-0.5	3.0	0.0	Empty	0.02	0.1	64.5	64.5	Rimpull	64.6	-0.1	78.4	100.0
25	Haul Segment 25 (rev	5	-0.3	3.0	0.0	Empty	0.00	0.0	64.5	64.5	Rimpull	64.6	0.0	78.4	100.0
24	Haul Segment 24 (rev	23	-0.2	3.0	0.0	Empty	0.02	0.1	64.5	64.5	Rimpull	64.5	-0.1	78.4	100.0
23	Haul Segment 23 (rev	34	-0.2	3.0	0.0	Empty	0.03	0.2	64.5	64.4	Rimpull	64.6	-0.1	78.4	100.0
22	Haul Segment 22 (rev	28	-0.3	3.0	0.0	Empty	0.02	0.1	64.5	64.5	Rimpull	64.5	-0.1	78.4	100.0
21	Haul Segment 21 (rev	18	-0.3	3.0	0.0	Empty	0.02	0.1	64.5	64.5	Rimpull	64.5	-0.1	78.4	100.0
20	Haul Segment 20 (rev	1	-0.4	3.0	0.0	Empty	0.00	0.0	64.5	64.5	Rimpull	64.6	0.0	78.4	100.0
19	Haul Segment 19 (rev	3	0.2	3.0	0.0	Empty	0.00	0.0	64.6	64.4	Rimpull	64.1	0.0	78.4	100.0
18	Haul Segment 18 (rev	6	0.5	3.0	0.0	Empty	0.01	0.0	64.4	64.4	Rimpull	64.0	0.0	78.4	100.0
17	Haul Segment 17 (rev	28	0.0	3.0	0.0	Empty	0.02	0.1	64.4	64.2	Rimpull	64.2	0.0	78.4	100.0
16	Haul Segment 16 (rev	67	-0.1	3.0	0.0	Empty	0.06	0.4	64.2	64.2	Rimpull	64.3	-0.1	78.4	100.0
15	Haul Segment 15 (rev	41	-0.1	3.0	0.0	Empty	0.04	0.2	64.2	64.2	Rimpull	64.3	-0.1	78.4	100.0
14	Haul Segment 14 (rev	6	-0.1	3.0	0.0	Empty	0.01	0.0	64.2	64.2	Rimpull	64.3	0.0	78.4	100.0
13	Haul Segment 13 (rev	7	-2.2	3.0	0.0	Empty	0.01	0.0	64.5	64.5	Rimpull	64.8	-0.2	78.4	100.0
12	Haul Segment 12 (rev	20	-7.0	3.0	0.0	Empty	0.02	0.1	66.1	66.1	Rimpull	65.5	-1.4	60.5	8.9
11	Haul Segment 11 (rev	25	-9.2	3.0	0.0	Empty	0.02	0.1	67.2	67.2	Retard	67.0	-2.3	58.8	3.1
10	Haul Segment 10 (rev	52	-9.6	3.0	0.0	Empty	0.05	0.3	67.2	67.2	Max Accel.	67.2	-5.0	58.8	0.0
9	Haul Segment 9 (rev.	24	-9.4	3.0	0.0	Empty	0.02	0.1	67.2	67.2	Max Accel.	67.3	-2.3	58.8	0.4
8	Haul Segment 8 (rev.	30	-9.1	3.0	0.0	Empty	0.03	0.2	67.2	67.2	Max Accel.	67.3	-2.8	58.8	0.8
7	Haul Segment 7 (rev.	25	-9.1	3.0	0.0	Empty	0.02	0.1	67.2	67.2	Retard	67.3	-2.3	58.8	0.1
6	Haul Segment 6 (rev.	27	-10.0	3.0	0.0	Empty	0.02	0.1	67.2	65.9	Retard	66.8	-2.7	58.6	0.0
5	Haul Segment 5 (rev.	25	-9.5	3.0	0.0	Empty	0.02	0.1	64.9	63.8	Retard	64.9	-2.3	67.5	0.0
4	Haul Segment 4 (rev.	27	-9.9	3.0	0.0	Empty	0.03	0.2	62.8	61.5	Retard	62.7	-2.7	63.9	0.0
3	Haul Segment 3 (rev.	45	0.0	6.0	0.0	Empty	0.05	0.3	61.5	57.4	Retard	59.6	0.0	63.9	24.6
2	Haul Segment 2 (rev.	186	0.0	6.0	0.0	Empty	0.24	1.4	57.3	36.8	Retard	46.7	0.0	61.8	0.0
1	Haul Segment 1 (rev.	119	0.0	6.0	0.0	Empty	0.40	2.4	34.9	0.0	Retard	17.9	0.0	60.7	0.0
	Total	3,088					16.80	100.00				11.0	0		

Appendix 4 : Life of Mine Schedule – A9 Run

Client	Goldbelt Resources Ltd
Project	Inata Resource – Burkina Faso
Project No	0022 (OREOLGY)
Reserve	Ms Scheduler Results
Schedule	A10
Comments	INCLUDES INATA, MINFO and SAYOUBA
Ore Details by Phase by Type	

Details	Units	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
MILL FEED													
ALL ORE	kt	107	125	125	125	125	125	125	125	125	125	125	125
	g/t	2.40	2.46	2.29	2.61	2.30	2.50	2.58	2.43	2.84	2.43	2.86	2.79
	Metal koz	8,235	9,914	9,214	10,511	9,262	10,043	10,394	9,792	11,426	9,784	11,514	11,226
Inferred Ore	kt	-	-	-	-	-		-	-	-	-	-	-
	g/t	-	-	-	-	-	-	-	-	-	-	-	-
STOCKPILING													
Medium Grade Stockpiled	kt	15	25	28	22	14	17	23	18	27	17	29	24
	g/t	0.90	0.88	0.86	0.89	0.84	0.85	0.88	0.86	0.88	0.86	0.88	0.87
Low Grade Stockpiled	kt	6	12	26	14	11	11	13	12	16	12	15	16
	g/t	0.74	0.75	0.69	0.67	0.67	0.66	0.69	0.63	0.67	0.62	0.66	0.63
Inferred Mineral Resource Stockpile	kt	0	3	9	4	3	3	3	2	1	2	1	3
	g/t	1.44	1.43	1.04	1.17	0.93	1.04	1.08	0.95	0.91	0.67	0.61	0.71
RECLAIM													
Medium Grade Stockpiled	kt	-	-	-	-	-	-	-	-	-	-	-	-
	g/t	-	-	-	-	-	-	-	-	-	-	-	-
Low Grade Stockpiled	kt	-	-	-	-	-	-	-	-	-	-	-	-
	g/t	-	-	-	-	-	-	-	-	-	-	-	-
Inferred Mineral Resource Stockpile	kt	-	-	-	-	-	-	-	-	-	-	-	-
	g/t	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	kt	709	1,283	1,262	1,283	1,292	1,288	1,281	1,298	1,281	1,289	1,280	1,283
TOTAL	kt	815	1,410	1,387	1,410	1,417	1,414	1,406	1,413	1,406	1,414	1,405	1,408
Strip Ratio		7	10	10	10	10	10	10	10	10	10	10	10
Cumulative	kt	815	2,226	3,613	5,023	6,441	7,854	9,250	10,673	12,078	13,493	14,896	16,306
MINING COSTS													
Ore	000 $	303	357	347	247	115	280	251	306	253	281	338	319
Waste	000 $	888	1,611	1,263	1,125	1,605	1,427	1,152	1,522	1,227	891	1,074	921
Total	000 $	1,191	1,968	1,611	1,373	1,920	1,707	1,403	1,828	1,480	1,172	1,412	1,240

Details	Units	Q1 Y2 13	Q2 Y2 14	Q3 Y2 15	Q4 Y2 16	Q1 Y3 17	Q2 Y3 18	Q3 Y3 19	Q4 Y3 20	Year 4 21	Year 5 22	Year 6 23	Year 7 24	Year 8 25	TOTAL
MILL FEED															
ALL ORE	kt	373	376	376	376	376	373	421	418	1,443	1,357	1,338	363	-	9,166
	g/t	2.77	2.60	2.26	1.95	1.98	1.88	1.84	2.07	2.52	2.37	1.43	0.70	-	2.15
	Metal koz	33,452	31,396	27,290	23,567	23,976	22,511	24,857	27,756	116,070	110,884	61,340	8,197	-	632,618
Inferred Ore	kt	-	-	-	-	-	22	4	7	68	63	162	119	-	425
	g/t	-	-	-	-	-	1.09	0.77	1.24	1.25	1.48	2.18	0.99	-	1.54
STOCKPILING															
Medium Grade Stockpiled	kt	69	63	-	-	-	-	-	-	-	-	-	-	-	390
	g/t	0.87	0.88	-	-	-	-	-	-	-	-	-	-	-	0.87
Low Grade Stockpiled	kt	46	48	42	-	-	-	-	-	-	-	-	-	-	301
	g/t	0.64	0.64	0.67	-	-	-	-	-	-	-	-	-	-	0.66
Inferred Mineral Resource Stockpile	kt	12	21	16	14	21	-	-	-	-	-	-	-	-	119
	g/t	0.84	1.07	1.00	0.96	0.97	-	-	-	-	-	-	-	-	0.99
RECLAIM															
Medium Grade Stockpiled	kt	-	-	-	-	-	-	-	-	-	-	328	62	-	390
	g/t	-	-	-	-	-	-	-	-	-	-	0.87	0.87	-	0.87
Low Grade Stockpiled	kt	-	-	-	-	-	-	-	-	-	-	-	301	-	301
	g/t	-	-	-	-	-	-	-	-	-	-	-	0.66	-	0.66
Inferred Mineral Resource Stockpile	kt	-	-	-	-	-	-	-	-	-	-	-	119	-	119
	g/t	-	-	-	-	-	-	-	-	-	-	-	0.99	-	0.99
TOTAL	kt	3,965	4,107	4,272	4,116	4,309	4,031	4,330	4,037	5,264	4,684	6,759	0	0	
TOTAL	kt	4,340	4,573	4,648	4,692	4,685	4,404	4,751	4,474	6,697	6,141	8,997	363	0	74,172
Strip Ratio		11	11	11	11	11	11	10	10	4	3	5	0	0	7
Cumulative	kt	20,646	25,219	29,867	34,559	39,244	43,648	48,399	52,873	59,570	65,712	73,609	74,172	74,172	
MINING COSTS															
Ore	000 $	914	904	859	821	799	798	1,165	1,101	4,285	4,139	2,903	3	-	22,291
Waste	000 $	2,728	3,722	3,592	3,233	3,107	2,906	5,549	4,206	7,385	6,147	6,563	0	-	63,847
Total	000 $	3,643	4,627	4,451	4,054	3,907	3,704	6,713	5,308	11,671	10,286	9,467	0	-	86,138



Appendix 5 : Ore Infeed

LEGEND				
ITEM No	EQUIPMENT No	DESCRIPTION	CAPACITY	UNITS
A1	[illegible]-101	[illegible] HOPPER		T
A2	[illegible]-102	ROM DUMP HOPPER		T
A3	[illegible]-101	ROM APRON FEEDER		T/hr
A4	[illegible]-101	[illegible]		T/hr
A5	[illegible]-101	[illegible] FEED CONVEYOR		T/hr
A6	[illegible]-101	[illegible]		

LEGEND			
STREAM No	001 - CRUSHER FEED	002 - MILL FEED	
SOLIDS (TPH)			
WATER (m3/h)			
PULP (m3/h)			
% SOLIDS			
SG SOLIDS			
SG PULP			
COMMENTS			

SAG MILL
0207CRSB102

Appendix 6 : Milling Area

Appendix 7 : Leach CIL Area

Appendix 8 : Acid Wash Area

Appendix 9 : Elution Area


ITEM No.
EQUIPMENT No.
DESCRIPTION
ELUTION HEATER PACKAGE
ELUTION FILTERS
ELUTION TANK
TRANSPORT WATER PUMP
FINE CARBON PUMP
FINE CARBON DRUM
GBM

Appendix 10 : Electrowinning & Smelting Area

ITEM No.	EQUIPMENT No.	DESCRIPTION
F1	[illegible]	CATHODE WASH WATER HOLD TANK
F2	[illegible]	HP WATER CATHODE CLEANING UNIT
F3	[illegible]	[illegible]
F4	[illegible]	PRECIOUS METAL SLUDGE PUMP
F5	[illegible]	[illegible]
F6	[illegible]	PRECIOUS METAL SLUDGE FILTER
F7	[illegible]	FUME EXTRACTION FAN
F8	[illegible]	CALCINE OVEN
F9	[illegible]	[illegible]
F10	[illegible]	DORE FURNACE C/W HYDRAULIC PACK
F11	[illegible]	[illegible]
F12	[illegible]	FURNACE & CASTING FUME HOOD
F13	[illegible]	[illegible]
F14	[illegible]	GOLD ROOM BAG FILTER FAN
F15	[illegible]	[illegible]
F16	[illegible]	GOLD ROOM SAFETY SHOWER
F17	[illegible]	SLAG POT
F18	[illegible]	TOOLS / TABLE / BALANCES ETC

Appendix 11 : Carbon Regeneration Area

ITEM No.	EQUIPMENT No.	DESCRIPTION
C1	CRG-SC-112	ELUTED CARBON DEWATERING SCREEN
C2	CRG-CH-[illegible]	ELUTED CARBON CHUTE
C3	CRG-TK-112	ELUTED CARBON TANK
C4	CRG-FE-101	KILN SCREW FEEDER
C5	CRG-KL-101	CARBON KILN
C6	CRG-TK-113	QUENCH TANK
C7	CRG-PP-122	REGENERATED CARBON PUMP
C8	CRG-AG-[illegible]	CARBON ATTRITIONING TANK AGITATOR
C9	CRG-TK-114	CARBON ATTRITIONING TANK

Appendix 12 : Tailings Filtration

Appendix 13 : Reagents Area



Appendix 14 : Air, Oxygen & Diesel Services

DIESEL STORAGE FACILITY

ITEM No.	EQUIPMENT No.	DESCRIPTION
K1	[illegible]	AIR COMPRESSOR
K2	[illegible]	INSTRUMENT AIR RECEIVER
[illegible]	[illegible]	INSTRUMENT AIR FILTER / DRYER
K4	[illegible]	OXYGEN PLANT PACKAGE
[illegible]	[illegible]	OXYGEN COMPRESSOR
[illegible]	[illegible]	PLANT MOBILE COMPRESSOR
K7	[illegible]	DIESEL STORAGE TANK
[illegible]	[illegible]	DIESEL TO POWER STATION PUMP SET
[illegible]	[illegible]	VEHICLE FILLING STATION

Appendix 15 : Water Distribution

GLAND WATER

FRESH WATER

FIRE WATER

POTABLE WATER

ITEM No.	EQUIPMENT No.	DESCRIPTION
L1	[illegible]	FRESH WATER BOREHOLE PUMP
L2	[illegible]	BOREHOLE
L3	[illegible]	FRESH WATER TANK
L4	[illegible]	FIRE WATER TANK
L5	[illegible]	POTABLE WATER TANK
L6	[illegible]	GLAND WATER PUMP
L7	[illegible]	FRESH WATER PUMP
L8	[illegible]	ELECTRIC [illegible] FIRE WATER PUMP
L9	[illegible]	FIRE BOOSTER PUMP
L10	[illegible]	DIESEL (STANDBY) FIRE WATER PUMP
L11	[illegible]	POTABLE WATER PUMP
L12	[illegible]	TREATED (DRINKING) WATER PUMP
L13	[illegible]	WATER TREATMENT PLANT
L14	[illegible]	TREATED (DRINKING) WATER TANK
L15	[illegible]	FLOOR SUMP PUMP